   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 13, 1997
                                                           REGISTRATION NO.
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                         RATIONAL SOFTWARE CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     7372                    54-1217099
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)
    INCORPORATION OR
      ORGANIZATION)

         2800 SAN TOMAS EXPRESSWAY, SANTA CLARA, CALIFORNIA 95051-0951
                                (408) 496-3600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 PAUL D. LEVY
                            CHIEF EXECUTIVE OFFICER
                         RATIONAL SOFTWARE CORPORATION
                           2800 SAN TOMAS EXPRESSWAY
                      SANTA CLARA, CALIFORNIA 95051-0951
                                (408) 496-3600
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ----------------
                                  COPIES TO:
        FRANCIS S. CURRIE, ESQ.             WILLIAM J. SCHNOOR JR., ESQ.
         GAIL C. HUSICK, ESQ.                   MINNIE P. JOUNG, ESQ.
      MARTIN A. WELLINGTON, ESQ.               JAMES D. DOHERTY, ESQ.
   WILSON SONSINI GOODRICH & ROSATI           EDWARD D. FREEDMAN, ESQ.
       PROFESSIONAL CORPORATION            TESTA, HURWITZ & THIBEAULT, LLP
          650 PAGE MILL ROAD                      HIGH STREET TOWER
      PALO ALTO, CALIFORNIA 94304                  125 HIGH STREET
            (415) 493-9300                   BOSTON, MASSACHUSETTS 02110
                                                   (617) 248-7000
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: Upon consummation of the Merger described herein.
                               ----------------
  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
                               ----------------
                        CALCULATION OF REGISTRATION FEE
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
                                             PROPOSED        PROPOSED
 TITLE OF EACH CLASS OF       AMOUNT         MAXIMUM          MAXIMUM
    SECURITIES TO BE          TO BE       OFFERING PRICE     AGGREGATE          AMOUNT OF
       REGISTERED         REGISTERED(1)    PER UNIT(2)   OFFERING PRICE(2) REGISTRATION FEE(3)
----------------------------------------------------------------------------------------------
Common Stock, Par Value
 $0.01 per share.......  7,273,000 shares     $37.57       $273,266,058          $84,000

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(1) Represents the number of shares of the Common Stock of the Registrant which may be issued to stockholders of SQA, Inc. ("SQA") pursuant to the Merger described herein.
(2) Each share of SQA Common Stock will be converted into 0.86 shares of Common Stock of the Registrant pursuant to the Merger described herein. Pursuant to Rule 457(f) under the Securities Act of 1933, as amended, the registration fee has been calculated as of January 9, 1997. The number shown is rounded from $37.572674.
(3) The amount of the registration fee includes $51,000 previously paid pursuant to Section 14(g) of the Securities Exchange Act of 1934, as amended, in connection with the filing by the Registrant and SQA of a preliminary Prospectus/Joint Proxy Statement related to the proposed Merger.
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

                                [RATIONAL LOGO]

                                                               January   , 1997

Dear Stockholder:

  As most of you are aware, Rational Software Corporation ("Rational") has entered into an agreement providing for the merger of SQA, Inc. ("SQA") with Rational in a strategic business combination (the "Merger"). At our Special Meeting on February 26, 1997, you will be asked to consider and vote upon the issuance of shares of the Common Stock, par value $0.01 per share, of Rational (the "Rational Common Stock," and the "Combined Company Common Stock" immediately following the Merger) to the stockholders of SQA pursuant to an Agreement and Plan of Reorganization, dated November 12, 1996 (the "Agreement"), among Rational, SQA and Sunshine Acquisition Corp., a wholly owned subsidiary of Rational ("Merger Sub").

  In the Merger, Merger Sub will be merged with and into SQA, which will be the surviving corporation and will become a wholly owned subsidiary of Rational. Pursuant to the Merger, each outstanding share of Common Stock, par value $0.01 per share, of SQA (the "SQA Common Stock") will be converted into the right to receive 0.86 (the "Exchange Ratio") shares of Rational Common Stock, and each outstanding option or right to purchase SQA Common Stock under the SQA stock option plans, the SQA stock purchase plan or outstanding warrants will be assumed by Rational and will become an option or right to purchase Combined Company Common Stock, with appropriate adjustments to be made to the number of shares issuable thereunder and the exercise price thereof based on the Exchange Ratio. The shares of Rational Common Stock held by Rational stockholders immediately prior to the Merger will remain unchanged by the Merger. It is expected that SQA stockholders will receive approximately
7.0 million shares of Rational Common Stock in the Merger, and another approximately 2.0 million shares of Combined Company Common Stock will be reserved for issuance pursuant to options, warrants and rights to purchase SQA Common Stock outstanding immediately prior to the Merger. Upon the consummation of the Merger, Ronald H. Nordin, currently the President and Chief Executive Officer of SQA, will be employed by Rational and will join the existing Rational Board of Directors. The proposal relating to the Merger is described more fully in the accompanying Notice of Special Meeting of Stockholders and Prospectus/Joint Proxy Statement.

  After careful consideration, Rational's Board of Directors has approved the Agreement and the transactions contemplated thereby by the unanimous vote of all non-interested directors, and recommends that you vote FOR the proposal relating to the Merger.

  Rational has retained the investment banking firm of Hambrecht & Quist LLC ("Hambrecht & Quist") to advise it with respect to the consideration to be paid by Rational in the Merger. Hambrecht & Quist has advised the Rational Board that, in its opinion, the consideration to be paid is fair, from a financial point of view, to Rational. A copy of the Hambrecht & Quist opinion is attached to the Prospectus/Joint Proxy Statement as Annex C.

  The Board of Directors of Rational believes the Merger offers Rational and its stockholders a number of important benefits, including the strategic fit between the two companies' product lines, technologies, development teams and sales and marketing resources, as well as long-term administrative and operational economies of scale.

  All stockholders are invited to attend the meeting in person. The issuance of the shares of Rational Common Stock in connection with the Merger requires the affirmative vote of the majority of the total votes cast regarding such proposal.

  Stockholders are urged to review carefully the information contained in the accompanying Prospectus/Joint Proxy Statement, including in particular the information under the captions "Risk Factors," "Rational Software Corporation Special Meeting--Recommendation of Rational Board of Directors," "Approval of the Merger and Related Transactions--Joint Reasons for the Merger" and "-- Rational's Reasons for the Merger" prior to making any voting decision.

  In addition to the proposal relating to the Merger, Rational's Board of Directors has deemed it to be in the best interest of Rational that Rational adopt a 1997 Stock Option Plan (the "Plan") which conforms to recent changes in federal securities laws. Upon stockholder approval, there will be reserved for issuance under the Plan 1,000,000 shares of Rational Common Stock, plus all shares of Rational Common Stock available for issuance under existing Rational option plans (exclusive of the Stock Option Plan for Directors) for which there are no options to purchase outstanding at the time of the approval. Once the Plan is approved by stockholders, no new options will be issued under pre-existing option plans. After careful consideration, Rational's Board of Directors unanimously approved the Plan, and recommends that you vote FOR the proposal related to the Plan.

  Whether or not you expect to attend the Special Meeting in person, please complete, sign and promptly return the enclosed proxy card in the enclosed postage-prepaid envelope to assure representation of your shares. You may revoke your proxy at any time before it has been voted, and if you attend the meeting you may vote in person even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                          Sincerely,

                                                    /s/ Paul D. Levy
                                          -------------------------------------
                                                      Paul D. Levy
                                                 Chief Executive Officer
Santa Clara, California

                 YOUR PROXY IS IMPORTANT--PLEASE VOTE PROMPTLY

                         RATIONAL SOFTWARE CORPORATION
                           2800 SAN TOMAS EXPRESSWAY
                         SANTA CLARA, CALIFORNIA 95051

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                        TO BE HELD ON FEBRUARY 26, 1997

TO THE STOCKHOLDERS OF RATIONAL SOFTWARE CORPORATION:

  NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "Rational Meeting") of Rational Software Corporation, a Delaware corporation ("Rational"), will be held on February 26, 1997 at 9:00 a.m., local time, at 2800 San Tomas Expressway, Santa Clara, California.

  At the Rational Meeting you will be asked to consider and vote upon the following matters:

    (1) The reservation and issuance of shares of the Common Stock, par value $0.01 per share, of Rational (the "Rational Common Stock" and the "Combined Company Common Stock" following the Merger (as defined below)) to the stockholders of SQA, Inc. ("SQA") pursuant to an Agreement and Plan of Reorganization, dated November 12, 1996 (the "Agreement"), among Rational, SQA and Sunshine Acquisition Corp., a wholly owned subsidiary of Rational ("Merger Sub"), providing, among other things, (i) for the merger of Merger Sub with and into SQA, resulting in SQA becoming a wholly owned subsidiary of Rational (the "Merger"), (ii) for the conversion of outstanding shares of Common Stock, par value $0.01 per share, of SQA ("SQA Common Stock") into the right to receive 0.86 (the "Exchange Ratio") shares of Rational Common Stock, and (iii) that each outstanding option or right to purchase SQA Common Stock under the SQA stock option plans, the SQA stock purchase plan and outstanding warrants will be assumed by Rational and will become an option or right to purchase Combined Company Common Stock, with appropriate adjustments to be made to the number of shares issuable thereunder and the exercise price thereof based on the Exchange Ratio.

    (2) The adoption of the Rational 1997 Stock Option Plan, including the reservation thereunder of 1,000,000 shares of Rational Common Stock plus all shares of Rational Common Stock available for issuance under pre-existing Rational option plans (exclusive of the Stock Option Plan for Directors) for which there are no options to purchase outstanding at the time of the approval.

    (3) Such other matters as may properly come before the Rational Meeting or any postponements or adjournments thereof.

  The proposal relating to the Merger is described more fully in the accompanying Prospectus/Joint Proxy Statement.

  Stockholders of record at the close of business on January 10, 1997 are entitled to notice of, and to vote at, the Rational Meeting and any adjournments or postponements thereof. All stockholders are cordially invited to attend the Rational Meeting in person.

                                          By Order of the Board of Directors

                                          Paul D. Levy
                                          Chief Executive Officer

Santa Clara, California
January  , 1997

  WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES.

                               [SQA, INC. LOGO]

                                                                January  , 1997

Dear Stockholder:

  As most of you are aware, SQA, Inc. ("SQA") has entered into a definitive merger agreement to combine with Rational Software Corporation ("Rational") in a strategic business combination (the "Merger"). At our Special Meeting onFebruary 26, 1997, you will be asked to consider and approve the Agreement and Plan of Reorganization between Rational, its wholly owned subsidiary, Sunshine Acquisition Corp., and SQA (the "Agreement") relating to the Merger.

  In the Merger, Sunshine Acquisition Corp., a wholly-owned subsidiary of Rational ("Merger Sub"), will be merged with and into SQA, which will be the surviving corporation and will become a wholly owned subsidiary of Rational. Pursuant to the Merger, each outstanding share of Common Stock, par value $0.01 per share, of SQA (the "SQA Common Stock") will be converted into the right to receive 0.86 (the "Exchange Ratio") shares of Common Stock, par value $0.01 per share, of Rational (the "Rational Common Stock," and the "Combined Company Common Stock" immediately following the Merger), and each outstanding option or right to purchase SQA Common Stock under the SQA stock option plans, the SQA stock purchase plan or outstanding warrants will be assumed by Rational and will become an option or right to purchase Combined Company Common Stock, with appropriate adjustments to be made to the number of shares issuable thereunder and the exercise price thereof based on the Exchange Ratio. The shares of Rational Common Stock held by Rational stockholders immediately prior to the Merger will remain unchanged by the Merger. It is expected that SQA stockholders will receive approximately 7.0 million shares of Rational Common Stock in the Merger, and another approximately 2.0 million shares of Combined Company Common Stock will be reserved for issuance pursuant to options, warrants and rights to purchase SQA Common Stock outstanding immediately prior to the Merger. Upon the consummation of the Merger, Ronald
H. Nordin, currently the President and Chief Executive Officer of SQA, will be employed by Rational and will join the existing Rational Board of Directors. The accompanying Prospectus/Joint Proxy Statement describes more fully the proposal relating to the Merger.

  After careful consideration, SQA's Board of Directors has approved the Agreement by the unanimous vote of all non- interested directors, and recommends that you vote FOR the approval and adoption of the Agreement.

  SQA has retained the investment banking firm of Robertson Stephens & Company LLC ("RS & Co.") to advise it with respect to the Purchase Price Value, as defined in RS & Co.'s written opinion, to be paid by Rational in the Merger. RS & Co. has advised the SQA Board that, in its opinion, the Purchase Price Value to be paid is fair, from a financial point of view, to SQA. A copy of the RS & Co. opinion is attached to the Prospectus/Joint Proxy Statement as Annex D.

  The Board of Directors of SQA believes the Merger offers SQA and its stockholders a number of important benefits, including the strategic fit between the two Companies' product lines, technologies, development teams and sales and marketing resources, as well as long-term administrative and operational economies of scale.

  All stockholders are invited to attend the meeting in person. The affirmative vote of holders of a majority of the shares of SQA Common Stock outstanding as of the record date will be necessary for approval and adoption of the Agreement and the transactions contemplated thereby.

  Stockholders are urged to review carefully the information contained in the accompanying Prospectus/Joint Proxy Statement, including in particular the information under the captions "Risk Factors," "SQA, Inc. Special Meeting-- Recommendation of SQA, Inc. Board of Directors," "Approval of the Merger and Related Transactions--Joint Reasons for the Merger" and "--SQA's Reasons for the Merger" prior to making any voting decision in connection with their SQA Common Stock.

  Whether or not you expect to attend the Special Meeting in person, please complete, sign and promptly return the enclosed proxy card in the enclosed postage-prepaid envelope to assure representation of your shares. You may revoke your proxy at any time before it has been voted, and if you attend the meeting you may vote in person even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                          Sincerely,

                                                  /s/ Ronald H. Nordin
                                          -------------------------------------
                                                    Ronald H. Nordin
                                              President and Chief Executive
                                                         Officer

Burlington, Massachusetts

                 YOUR PROXY IS IMPORTANT-PLEASE VOTE PROMPTLY

  SQA STOCKHOLDERS SHOULD NOT SURRENDER OR OTHERWISE ATTEMPT TO EXCHANGE THEIR SQA STOCK CERTIFICATES FOR RATIONAL STOCK CERTIFICATES UNLESS AND UNTIL THEY HAVE RECEIVED APPROPRIATE NOTICE AND INSTRUCTIONS FOR EXCHANGE.

                                   SQA, INC.
                          ONE BURLINGTON WOODS DRIVE
                        BURLINGTON, MASSACHUSETTS 01803

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                        TO BE HELD ON FEBRUARY 26, 1997

TO THE STOCKHOLDERS OF SQA, INC.

  NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "SQA Meeting") of SQA, Inc., a Delaware corporation ("SQA"), will be held at the offices of Testa, Hurwitz & Thibeault, LLP, located at High Street Tower, 125 High Street, Boston, Massachusetts 02110 on February 26, 1997, at 12:00 p.m., local time, to consider and vote upon the following matters:

    1. Approval and adoption of the Agreement and Plan of Reorganization (the "Agreement") dated November 12, 1996, among Rational Software Corporation, a Delaware corporation ("Rational"), Sunshine Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Rational ("Merger Sub"), and SQA, pursuant to which, among other matters (i) Merger Sub will be merged with and into SQA (the "Merger"), (ii) each share of Common Stock, $0.01 per share of SQA ("SQA Common Stock"), will be converted into the right to receive, and become exchangeable for, 0.86 (the "Exchange Ratio") shares of Common Stock, $0.01 per share, of Rational ("Combined Company Common Stock" immediately following the Merger) and (iii) each outstanding option or right to purchase SQA Common Stock under the SQA stock options plans, the SQA stock purchase plan or outstanding warrants will be assumed by Rational and will become an option or right to purchase Combined Company Common Stock, with appropriate adjustments to be made to the number of shares issuable thereunder and the exercise price thereof based on the Exchange Ratio.

    2. Such other matters as may properly come before the SQA Meeting or any postponements or adjournments of the SQA Meeting.

  The proposal relating to the Merger is described more fully in the accompanying Prospectus/Joint Proxy Statement. Stockholders of record as of the close of business on January , 1997 will be entitled to notice of, and to vote at, the SQA Meeting and any adjournments or postponements thereof.

  All stockholders are cordially invited to attend the meeting in person.

                                          By Order of the Board of Directors

                                          William J. Schnoor, Jr.
                                          Secretary

Burlington, Massachusetts
January  , 1997

  WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES.

PROSPECTUS/JOINT PROXY STATEMENT

                               7,273,000 SHARES

                                    [LOGO]

                         RATIONAL SOFTWARE CORPORATION

                                 COMMON STOCK

  This Prospectus/Joint Proxy Statement constitutes the Prospectus of Rational Software Corporation, a Delaware corporation ("Rational"), with respect to up to 7,273,000 shares of its Common Stock, par value $0.01 per share ("Rational Common Stock"), to be issued in connection with the proposed merger (the "Merger") of Sunshine Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Rational ("Merger Sub"), with and into SQA, Inc., a Delaware corporation ("SQA"), pursuant to the terms set forth in the Agreement and Plan of Reorganization, dated November 12, 1996 (the "Agreement"), among Rational, Merger Sub and SQA. As used herein, the term "Combined Company" means Rational and SQA and their respective subsidiaries as a consolidated entity following the Merger and references to the products, business, results of operations or financial condition of the Combined Company should be considered to refer to Rational and SQA, unless the context otherwise requires. The shares of Rational Common Stock after the Merger are referred to herein as "Combined Company Common Stock" and the Common Stock, par value $0.01 per share, of SQA is referred to herein as "SQA Common Stock." As a result of the Merger, each outstanding share of SQA Common Stock will be converted into the right to receive 0.86 shares of Rational Common Stock (the "Exchange Ratio"), and each outstanding option or right to purchase SQA Common Stock under the SQA 1990 Incentive and Nonqualified Stock Option Plan, the SQA 1995 Stock Plan and the SQA 1995 Non-Employee Director Stock Option Plan (collectively, the "SQA Stock Option Plans"), the SQA 1995 Employee Stock Purchase Plan (the "SQA Stock Purchase Plan") or outstanding warrants will be assumed by Rational and will become an option or right to purchase Combined Company Common Stock, with appropriate adjustments to the number of shares issuable thereunder and the exercise price thereof based on the Exchange Ratio.

  This Prospectus/Joint Proxy Statement also constitutes the Proxy Statements of Rational and SQA with respect to the Special Meeting of Stockholders of Rational scheduled to be held on February 26, 1997 (the "Rational Meeting") and the Special Meeting of Stockholders of SQA scheduled to be held on February 26, 1997 (the "SQA Meeting").

  This Prospectus/Joint Proxy Statement and the accompanying form of proxy are first being mailed to the stockholders of Rational and SQA on or about January
 , 1997.

                               ----------------

  SEE "RISK FACTORS" BEGINNING AT PAGE 22 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY THE RATIONAL STOCKHOLDERS IN EVALUATING THE PROPOSALS TO BE VOTED ON AT THE RATIONAL MEETING AND BY THE SQA STOCKHOLDERS IN EVALUATING THE PROPOSALS TO BE VOTED ON AT THE SQA MEETING AND THE ACQUISITION OF THE SECURITIES OFFERED HEREBY.

                               ----------------

NEITHER  THIS TRANSACTION NOR THE  SECURITIES OF RATIONAL OFFERED HEREBY  HAVE
 BEEN  APPROVED OR DISAPPROVED BY  THE SECURITIES AND EXCHANGE  COMMISSION OR
  ANY  STATE  SECURITIES COMMISSION  NOR  HAS  THE SECURITIES  AND  EXCHANGE
   COMMISSION OR ANY  STATE SECURITIES COMMISSION PASSED  UPON THE ACCURACY
    OR   ADEQUACY   OF   THIS   PROSPECTUS/JOINT  PROXY   STATEMENT.   ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

     The date of this Prospectus/Joint Proxy Statement is January  , 1997.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION......................................................   1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................   1
TRADEMARKS.................................................................   2
FORWARD-LOOKING STATEMENTS.................................................   2
SUMMARY....................................................................   3
INTRODUCTION...............................................................  18
RATIONAL SPECIAL MEETING...................................................  18
  Date, Time and Place of Rational Meeting.................................  18
  Purpose..................................................................  18
  Record Date and Outstanding Shares.......................................  18
  Vote Required............................................................  18
  Proxies..................................................................  19
  Solicitation of Proxies; Expense.........................................  19
  Recommendation of Rational Board of Directors............................  19
SQA SPECIAL MEETING........................................................  20
  Date, Time and Place of SQA Meeting......................................  20
  Purpose..................................................................  20
  Record Date and Outstanding Shares.......................................  20
  Vote Required............................................................  20
  Proxies..................................................................  20
  Solicitation of Proxies; Expense.........................................  21
  Recommendation of SQA Board of Directors.................................  21
PROPOSAL NO. 1: THE MERGER
RISK FACTORS...............................................................  22
  Risks Related to the Merger..............................................  22
  Risks Related to Rational and SQA........................................  24
  Risks Related to Rational................................................  30
  Risks Related to SQA.....................................................  32
APPROVAL OF THE MERGER AND RELATED TRANSACTIONS............................  34
  Joint Reasons for the Merger.............................................  34
  Rational's Reasons for the Merger........................................  35
  SQA's Reasons for the Merger.............................................  37
  Material Contacts and Board Deliberations................................  38
  Opinion of Rational's Financial Advisor..................................  44
  Opinion of SQA's Financial Advisor.......................................  47
  Certain Federal Income Tax Considerations................................  50
  Governmental and Regulatory Approvals....................................  52
  Accounting Treatment.....................................................  52
TERMS OF THE MERGER........................................................  53
  Effective Time...........................................................  53
  Manner and Basis of Converting Shares....................................  53
  Stock Ownership Following the Merger.....................................  54
  Conduct of Combined Company Following the Merger.........................  54
  Conduct of Rational's and SQA's Businesses Prior to the Merger...........  55
  No Solicitation..........................................................  56
  Termination of the Agreement.............................................  57
  Break Up Fees; Expenses..................................................  58
  Stock Option Agreement...................................................  59

                                                                            PAGE
                                                                            ----
  Conditions to the Merger................................................    59
  Participation Agreement.................................................    61
  Affiliate Agreements....................................................    61
  Interests of Certain Persons............................................    61
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION..............    63
RATIONAL BUSINESS.........................................................    67
RATIONAL MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS....................................................    81
RATIONAL MANAGEMENT.......................................................    88
RATIONAL STOCK INFORMATION................................................    91
SQA BUSINESS..............................................................    94
SQA MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS....................................................   102
SQA MANAGEMENT............................................................   109
SQA STOCK INFORMATION.....................................................   111
COMPARISON OF CAPITAL STOCK...............................................   114
PROPOSAL No. 2 FOR RATIONAL STOCKHOLDERS: APPROVAL OF THE 1997 STOCK
 OPTION PLAN..............................................................   117
  Federal Income Tax Consequences.........................................   119
  Required Vote...........................................................   120
EXPERTS...................................................................   121
LEGAL MATTERS.............................................................   121
FUTURE STOCKHOLDER PROPOSALS..............................................   121
ACCOUNTANTS' REPRESENTATIVES..............................................   121
FINANCIAL STATEMENTS
  Index to Consolidated Financial Statements..............................   F-1
  Report of Ernst & Young LLP (Rational)..................................   F-2
  Report of Arthur Andersen LLP (SQA).....................................  F-19
ANNEX A--Agreement and Plan of Reorganization, dated November 12, 1996, by and among Rational Software Corporation, Sunshine Acquisition
         Corp. and SQA , Inc., and form of Certificate of Merger Merging
         Sunshine Acquisition Corp. with and into SQA, Inc................   A-1
ANNEX B--Stock Option Agreement dated November 12, 1996, by and between
         Rational Software Corporation and SQA, Inc. .....................   B-1
ANNEX C--Opinion of Hambrecht & Quist LLC.................................   C-1
ANNEX D--Opinion of Robertson, Stephens & Company LLC.....................   D-1

                             AVAILABLE INFORMATION

  Rational and SQA are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601-2511. Copies of such material may be obtained by mail from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address "http://www.sec.gov". Rational Common Stock and SQA Common Stock are quoted on the Nasdaq National Market ("Nasdaq"), and such reports, proxy statements and other information can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

  Rational has filed with the SEC a registration statement on Form S-4 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus/Joint Proxy Statement does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is hereby made to the Registration Statement. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the offices of the SEC, or obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED HEREIN IN CONNECTION WITH THESE MATTERS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY RATIONAL OR SQA. NEITHER THE DELIVERY HEREOF NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF. THIS PROSPECTUS/JOINT PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED BY THIS PROSPECTUS/JOINT PROXY STATEMENT WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  Rational's Annual Report on Form 10-K for the fiscal year ended March 31, 1996, as amended, Rational's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, Rational's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, Rational's Form 8-K dated October 2, 1996, Rational's Form 8-K dated October 3, 1996, as amended, Rational's Form 8-A dated May 25, 1984 and amended on Form 8-A/A dated May 25, 1995, and Rational's Form 8-K dated December 6, 1996, previously filed by Rational with the SEC are hereby incorporated by reference in this Prospectus/Joint Proxy Statement except as superseded or modified herein. SQA's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and amended on SQA's Form 10-K/A for the fiscal year ended December 31, 1995 dated October 22, 1996, SQA's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, SQA's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, SQA's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, SQA's Form 8-A dated October 29, 1995, and SQA's Form 8-K dated December 6, 1996, previously filed by SQA with the SEC, are hereby incorporated by reference in this Prospectus/Joint Proxy Statement except as superseded or modified herein. All documents filed by Rational and SQA with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus/Joint Proxy Statement and prior to the termination of the offering of the shares offered hereby shall be deemed to be incorporated by reference into this Prospectus/Joint Proxy Statement and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus/Joint Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus/Joint Proxy Statement.

  THIS PROSPECTUS/JOINT PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. RATIONAL AND SQA WILL PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS THAT HAVE BEEN OR MAY BE INCORPORATED BY REFERENCE HEREIN (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). IN THE CASE OF DOCUMENTS RELATED TO RATIONAL, SUCH REQUESTS SHOULD BE DIRECTED TO THE SECRETARY AT RATIONAL'S PRINCIPAL EXECUTIVE OFFICES AT 2800 SAN TOMAS EXPRESSWAY, SANTA CLARA, CALIFORNIA 95051-0951 (TELEPHONE (408) 496-3600). IN THE CASE OF DOCUMENTS RELATED TO SQA, SUCH REQUESTS SHOULD BE DIRECTED TO SQA'S PRINCIPAL EXECUTIVE OFFICES AT ONE BURLINGTON WOODS DRIVE, BURLINGTON, MASSACHUSETTS, 01803, ATTN: INVESTOR RELATIONS (TELEPHONE (617) 229-3500). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, REQUESTS SHOULD BE MADE BY FEBRUARY 19, 1997.

                                  TRADEMARKS

  This Prospectus/Joint Proxy Statement contains trademarks of Rational and SQA and may contain trademarks of others. Rational(R), Rational Rose(R), SoDA(R), Verdix(R), Rational Summit, Rational Apex, VADScross, Rational Approach and Rational Visual Test are trademarks of Rational Software Corporation. SQA and Software Quality Automation are registered trademarks of SQA, and SQA Suite, SQA Robot, SQA LoadTest, SQA Manager, SQA Process, Object Testing and SQA Test Repository are trademarks of SQA for which registration has been applied. Microsoft, Windows(R)95, Windows(R) NT, Visual Basic(R), Visual C++, Visual J++, ActiveX, BackOffice and Developer Studio are trademarks of Microsoft Corporation. Java and all Java-based trademarks are trademarks or registered trademarks of Sun Microsystems, Inc. in the U.S. and other countries.

                          FORWARD-LOOKING STATEMENTS

  Except for historic information contained herein, this Prospectus/Joint Proxy Statement contains forward- looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of certain factors, including those set forth in the risk factors set forth below. Reference is made to the particular discussions set forth under "Approval of the Merger and Related Transactions--Joint Reasons for the Merger," "--Rational's Reasons for the Merger," "--SQA's Reasons for the Merger," "Rational Management's Discussion and Analysis of Financial Condition and Results of Operations" and "SQA Management's Discussion and Analysis of Financial Condition and Results of Operations." In connection with forward-looking statements which appear in these disclosures, stockholders should carefully review the factors set forth in this Prospectus/Joint Proxy Statement under "Risk Factors."

  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. Neither Rational nor SQA undertakes any obligation to release publicly the results of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                    SUMMARY

  The following contains a summary of certain information contained elsewhere in this Prospectus/Joint Proxy Statement. This summary does not contain a complete statement of all material elements of the proposals to be voted on and is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus/Joint Proxy Statement and in the documents annexed hereto.

                              "SPECIAL MEETINGS"'

SPECIAL MEETING OF STOCKHOLDERS OF RATIONAL

 Date, Time, Place and Purpose

  A special meeting of the Rational stockholders will be held at 2800 San Tomas Expressway, Santa Clara, CA 95051, on February 26, 1997 at 9:00 a.m. local time. The purpose of the Rational Meeting is to approve the reservation and issuance of shares of Rational Common Stock to the securityholders of SQA pursuant to the Agreement and the adoption of the Rational 1997 Stock Option Plan. See "Rational Special Meeting--Date, Time and Place of Rational Meeting" and "--Purpose."

 Record Date and Vote Required

  Only Rational stockholders of record at the close of business on January 10, 1997 (the "Rational Record Date") are entitled to notice of and to vote at the Rational Meeting. Because the number of shares of Rational Common Stock to be issued or reserved for issuance in connection with the Merger will exceed 20% of the number of shares of Rational Common Stock outstanding prior to the Merger, approval by holders of Rational Common Stock of the reservation and issuance of Rational Common Stock pursuant to the Agreement is required under Nasdaq rules. Under Nasdaq rules, the proposal to reserve and issue Rational Common Stock pursuant to the Agreement must be approved by a majority of the votes cast at the Rational Meeting. If holders of Rational Common Stock do not vote to approve such reservation and issuance, the Merger will not be consummated. Rational is not a constituent corporation to the Merger and, therefore, specific approval of the Agreement by Rational's stockholders is not required under the Delaware General Corporation Law (the "DGCL") or the Rational Certificate of Incorporation or the Rational Bylaws. The proposal to adopt the Rational 1997 Stock Option Plan must be approved by a majority of the votes cast at the Rational Meeting.

  As a group, all executive officers and directors of Rational and their
affiliates owned     shares, or approximately   %, of Rational Common Stock
outstanding as of the Rational Record Date. No executive officer or director of SQA or any affiliate of any such executive officer or director beneficially owned any shares of Rational Common Stock as of such date.

  As of the Rational Record Date, there were     shares of Rational Common
Stock outstanding and     stockholders of record of Rational Common Stock, each
of which will be entitled to cast one vote per share on the matters to be acted on at the Rational Meeting. See "Rational Special Meeting--Record Date and Outstanding Shares" and "--Vote Required."

 Recommendation of Rational Board of Directors

  Rational's Board of Directors (the "Rational Board") has approved the Agreement and the transactions contemplated thereby by the unanimous vote of all non-interested directors, and has determined that the Merger is fair and in the best interests of Rational and its stockholders. Daniel H. Case III, a member of the Rational Board and the President and Chief Executive Officer of Hambrecht & Quist, which is serving as Rational's financial advisor in connection with the Merger, abstained from the voting on the Agreement and the transactions contemplated thereby. After careful consideration, the Rational Board recommends a vote FOR the reservation and issuance of shares of Rational Common Stock pursuant to the Agreement and a vote FOR the adoption of the 1997 Stock Option Plan. See "Proposal No. 1: The Merger," "Rational Special Meeting--Recommendation of Rational Board of Directors" and "Approval of the Merger and Related Transactions-- Joint Reasons for the Merger," "--Rational's Reasons for the Merger," "--Material Contacts and Board Deliberations," and "Proposal No. 2 for Rational Stockholders: Approval of the 1997 Stock Option Plan."

SPECIAL MEETING OF STOCKHOLDERS OF SQA

 Date, Time, Place and Purpose

  A special meeting of the SQA stockholders will be held at Testa, Hurwitz & Thibeault, LLP, located at High Street Tower, 125 High Street, Boston, Massachusetts 02110, on February 26, 1997 at 12:00 p.m., local time. The purpose of the SQA Meeting is to approve and adopt the Agreement, including the Certificate of Merger attached as Exhibit A thereto (the "Certificate of Merger"), and the Merger contemplated thereby. See "SQA Special Meeting--Date, Time and Place of SQA Meeting" and "--Purpose."

 Record Date and Vote Required

  Only stockholders of record of SQA Common Stock at the close of business on
February   , 1997 (the "SQA Record Date") are entitled to notice of, and to vote at, the SQA Meeting. Pursuant to the DGCL and the SQA Amended and Restated Certificate of Incorporation and the SQA Bylaws, the affirmative vote of at least a majority of the outstanding shares of SQA Common Stock entitled to vote at the SQA Meeting is required to approve and adopt the Agreement and the transactions contemplated thereby.

  As a group, all executive officers and directors of SQA and their affiliates
owned     shares, or approximately   %, of SQA Common Stock outstanding as of
the SQA Record Date. No executive officer or director of Rational or any affiliate of any such executive officer or director beneficially owned any shares of SQA Common Stock as of such date. SQA's directors, certain of its officers and certain of its stockholders have entered into a Participation Agreement with Rational, pursuant to each of the foregoing SQA stockholders has agreed to vote in favor of the Merger and against approval of any proposal made in opposition to or competition with consummation of the Merger.

  As of the SQA Record Date, there were    shares of SQA Common Stock
outstanding and    stockholders of record of SQA Common Stock, each of which
will be entitled to cast one vote per share on the matters to be acted on at the SQA Meeting. See "SQA Special Meeting--Record Date and Outstanding Shares," "--Vote Required," and "Proposal No. 1: The Merger--Terms of the Merger-- Participation Agreement" and "--Interests of Certain Persons."

 Recommendation of SQA Board of Directors

  SQA's Board of Directors (the "SQA Board"), by the unanimous vote of all non-interested directors, has approved the Agreement, including the Certificate of Merger, and the Merger contemplated thereby and has determined that the Merger is fair to, and in the best interests of, SQA and its stockholders. Mr. Nordin, a member of the SQA Board and the President and Chief Executive Officer of SQA, who will be employed by Rational and will join the Rational Board following the Merger, abstained from voting on the proposal to approve the Agreement, including the Certificate of Merger, and transactions contemplated thereby. After careful consideration, the SQA Board recommends a vote FOR approval and adoption of the Agreement, including the Certificate of Merger, and the Merger contemplated thereby. See "SQA Special Meeting--Recommendation of the SQA Board of Directors," "Proposal No. 1: The Merger--Approval of the Merger and Related Transactions--Joint Reasons for the Merger," "--SQA's Reasons for the Merger," and "--Material Contacts and Board Deliberations."

                           PROPOSAL NO. 1: THE MERGER

THE COMPANIES

 Rational Software Corporation

  Rational develops, markets and supports a comprehensive solution for the component-based development of software systems. Rational's objective is to ensure the success of customers in developing and managing software systems that are strategically important to their businesses. Rational provides an integrated family of tools that spans the critical phases of the software development process from initial analysis and design through delivery and maintenance. In addition, Rational provides technical consulting, training and support services. By supporting controlled iterative development, visual modeling and an architecture-driven process, Rational's products and services enable customers to reduce the risk of project failure, improve the quality of the software systems they develop, increase developer productivity, reduce time-to-market and increase software reusability.

  Rational was incorporated in Delaware in 1982. Rational's executive offices are located at 2800 San Tomas Expressway, Santa Clara, California 95051-0951, and its telephone number is (408) 496-3600.

 Sunshine Acquisition Corp.

  Merger Sub is a corporation recently organized by Rational for the purpose of effecting the Merger. It has no material assets and has not engaged in any activities except in connection with the proposed Merger. Merger Sub's executive offices are located at 2800 San Tomas Expressway, Santa Clara, California, 95051, and its telephone number is (408) 496-3600.

 SQA, Inc.

  SQA develops and markets integrated software products for the automated testing and quality management of Windows-based client/server applications. SQA's products are designed to improve software quality, reduce development costs and shorten time-to-deployment for large organizations building mission-critical client/server applications. SQA's comprehensive SQA Suite is used by developers, quality assurance ("QA") engineers and project managers during the application lifecycle, including development, deployment and maintenance.

  SQA's objective is to be the leading supplier of automated testing and quality management solutions for organizations building enterprise-wide applications. SQA's strategy is to build on its early position in the market for the automated testing of Windows-based client/server applications and extend that position to support enterprises building Internet and intranet applications. SQA intends to continue focusing on strategic platforms and technology, offering comprehensive end-to-end testing, integrating its products with leading development tools and related products, and supporting a broad range of users.

  SQA was incorporated in Delaware on March 8, 1990 under the name "Software Quality Automation, Inc." On April 6, 1995, SQA was renamed "SQA, Inc." SQA's principal executive offices are located at One Burlington Woods, Burlington, MA 01803, and its telephone number is (617) 229-3500.


RISK FACTORS

  THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY BY STOCKHOLDERS IN EVALUATING THE MATTERS TO BE VOTED ON AT THE RATIONAL MEETING AND THE SQA MEETING AND THE ACQUISITION OF THE SECURITIES OFFERED HEREBY: (I) THAT THE EXPECTED LONG-TERM STRATEGIC BENEFITS OF THE MERGER ARE DEPENDENT UPON THE SUCCESSFUL INTEGRATION OF SQA INTO RATIONAL'S OPERATIONS, AND THERE CAN BE NO ASSURANCE THAT THIS WILL OCCUR, (II) THAT NEGATIVE REACTION TO THE MERGER ON THE PART OF RATIONAL'S AND/OR SQA'S RESELLERS OR CUSTOMERS COULD RESULT IN DISRUPTION TO REVENUES AND EARNINGS, WHICH COULD IN TURN HAVE A NEGATIVE IMPACT ON THE PRICE OF RATIONAL COMMON STOCK, SQA COMMON STOCK AND/OR COMBINED COMPANY COMMON STOCK, (III) THAT THE FLUCTUATION OF RATIONAL'S COMMON STOCK PRICE AND SQA'S COMMON STOCK PRICE, AND THE FIXED NATURE OF THE EXCHANGE RATIO, MAY CAUSE THE RELATIVE OR ABSOLUTE VALUE RECEIVED BY SQA STOCKHOLDERS TO INCREASE OR DECREASE PRIOR TO THE EFFECTIVE TIME, (IV) THE FACT THAT THE MERGER IS EXPECTED TO RESULT IN SUBSTANTIAL DIRECT TRANSACTION COSTS AND OPERATING CHARGES RELATING TO THE INTEGRATION OF SQA'S OPERATIONS INTO RATIONAL'S OPERATIONS, AND THERE IS NO ASSURANCE THAT THE INTEGRATION OF THE TWO COMPANIES WILL NOT INVOLVE ADDITIONAL UNEXPECTED COSTS, (V) THE FACT THAT THERE ARE RISKS ASSOCIATED WITH POTENTIAL CONFLICTS OF INTERESTS TO WHICH CERTAIN OFFICERS

AND DIRECTORS OF SQA AND A DIRECTOR OF RATIONAL ARE SUBJECT, (VI) THAT DILUTION OF OWNERSHIP INTERESTS OF CURRENT RATIONAL STOCKHOLDERS WILL RESULT FROM THE MERGER, (VII) THAT FUTURE SALES OF SHARES OF COMBINED COMPANY COMMON STOCK MAY ADVERSELY AFFECT THE MARKET PRICE OF SUCH STOCK, (VIII) THAT A NUMBER OF FACTORS THAT MAY RESULT IN FLUCTUATIONS IN QUARTERLY RESULTS OF OPERATIONS OF RATIONAL, SQA, AND/OR THE COMBINED COMPANY, (IX) THE VOLATILITY OF THE STOCK PRICES OF BOTH RATIONAL AND SQA, (X) THE DEPENDENCE OF BOTH RATIONAL AND SQA UPON EMERGING INDUSTRIES, EXPANSION OF PRODUCT LINES, AND NEW PRODUCT INTRODUCTIONS IN A FIELD CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE, (XI) THE FACT THAT BOTH COMPANIES DEPEND UPON THE HIRING AND RETENTION OF KEY PERSONNEL, AND THERE CAN BE NO ASSURANCE THAT THE COMBINED COMPANY WILL BE SUCCESSFUL IN ATTRACTING OR RETAINING SUCH PERSONNEL, (XII) THE INHERENT RISKS ASSOCIATED WITH RECENT AND FUTURE ACQUISITIONS, (XIII) THE RISK THAT DEFECTS IN THE SOFTWARE PRODUCTS OF RATIONAL, SQA, AND/OR THE COMBINED COMPANY COULD HAVE A MATERIAL ADVERSE EFFECT ON SUCH COMPANIES' BUSINESS, RESULTS OF OPERATIONS OR FINANCIAL CONDITION, (XIV) THE RISKS INHERENT IN MANAGING AND MAINTAINING RAPID GROWTH, (XV) THE DEPENDENCE OF BOTH RATIONAL AND SQA ON THE SUCCESS OF CERTAIN STRATEGIC RELATIONSHIPS, (XVI) THE HIGHLY COMPETITIVE NATURE OF THE MARKET FOR SOFTWARE DEVELOPMENT TOOLS, (XVII) THE RISKS INHERENT IN INTERNATIONAL OPERATIONS, (XVIII) THE DEPENDENCE OF RATIONAL AND SQA ON PROPRIETARY TECHNOLOGY, WHICH THEY MAY NOT BE ABLE TO PROTECT FULLY, (XIX) THE RISKS ASSOCIATED RATIONAL'S RELATIONSHIP WITH MICROSOFT, INCLUDING RATIONAL'S ACQUISITION OF THE VISUAL TEST PRODUCT FROM MICROSOFT (XX) THE POTENTIAL ADVERSE IMPACT ON RATIONAL'S SALES OF PROMOTIONAL PRODUCT VERSIONS, (XXI) THE POTENTIAL THAT RATIONAL'S UNIFIED MODELING LANGUAGE (THE "UML") MAY NOT EMERGE AS AN INDUSTRY STANDARD, (XXII) THE POTENTIAL THAT RATIONAL MAY FAIL TO MAINTAIN A SUCCESSFUL DIRECT SALES FORCE OR FAIL TO DEVELOP CHANNELS OF DISTRIBUTION THAT WILL INCREASE SALES WHILE REDUCING SALES COSTS ON A PERCENTAGE BASIS, (XXIII) THE RISKS ASSOCIATED WITH CERTAIN DEFERRED TAX ASSETS, (XXIV) THE DEPENDENCE OF SQA ON THE CLIENT/SERVER ENVIRONMENT AND THE POTENTIAL THAT SQA MAY NOT SUCCESSFULLY RESPOND TO EVOLVING REQUIREMENTS OF CUSTOMERS IN THE CLIENT/SERVER ENVIRONMENT, (XXV) THE RISK THAT ANY ADVERSE AFFECT ON THE DEMAND FOR OR USE OF MICROSOFT'S WINDOWS OPERATING SYSTEM COULD HAVE A MATERIAL ADVERSE EFFECT ON SQA'S BUSINESS, RESULTS OF OPERATIONS, AND FINANCIAL CONDITION, (XXVI) THE RISK THAT SQA'S PRODUCTS WILL NOT ACHIEVE BROAD CUSTOMER ACCEPTANCE, (XXVII) THE RISKS INHERENT IN SQA'S RELIANCE ON A LIMITED NUMBER OF PRODUCTS, AND (XXVIII) THE POTENTIAL INABILITY OF SQA TO SUCCESSFULLY ACHIEVE WIDESPREAD DISTRIBUTION OF ITS PRODUCTS THROUGH INDIRECT CHANNELS. SEE "RISK FACTORS."

REASONS FOR THE MERGER

  The Rational Board and the SQA Board have authorized the execution and delivery of the Agreement with the expectation that the proposed Merger will contribute to the success of the Combined Company by (i) creating a competitive advantage through combining complementary product lines; (ii) accelerating tighter integration of product lines by leveraging combined software development teams and technologies; (iii) accelerating sales force development by combining Rational's direct, major-account sales organization with SQA's telesales force; and (iv) sharing administrative and operating expenses. In addition the Rational Board approved the proposed Merger because it believes the Merger will: (i) help Rational maintain technology leadership; (ii) allow Rational to complement the Visual Test acquisition with SQA Suite; (iii) help Rational expand market penetration by gaining access to the SQA customer base;
(iv) help Rational expand its presence in the Windows client/server market; and
(v) allow Rational to expand and strengthen its strategic relationships. Further, the SQA Board approved the proposed Merger because it believes the Merger will: (i) allow expansion of its product offering with a complementary product; (ii) help expand market penetration of SQA's products; and (iii) facilitate capitalization on strategic opportunities created by integrating the two companies' products. See "Risk Factors," "Approval of the Merger and Related Transactions--Joint Reasons for the Merger," "--Rational's Reasons for the Merger," and "--SQA's Reasons for the Merger."

FAIRNESS OPINIONS

  Hambrecht & Quist LLC ("Hambrecht & Quist") has delivered to the Rational Board its written opinion, dated November 12, 1996, to the effect that as of such date, the consideration to be paid by Rational in the Merger was fair from a financial point of view to Rational. The full text of the opinion of Hambrecht & Quist which set forth assumptions made and matters considered, is attached as Annex C to this Prospectus/Joint Proxy Statement and is incorporated herein by reference. HOLDERS OF RATIONAL COMMON STOCK ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. See "Approval of the Merger and Related Transactions--Opinion of Rational's Financial Advisor" and Annex C hereto.

  Robertson, Stephens & Company LLC ("RS & Co.") has delivered to the SQA Board its written opinion, dated November 12, 1996, to the effect that, as of such date, the Purchase Price Value, as defined in RS & Co.'s written opinion was fair from a financial point of view to SQA. The full text of the opinion of RS & Co., which sets forth assumptions made and matters considered, is attached as Annex D to this Prospectus/Joint Proxy Statement, and is incorporated herein by reference. HOLDERS OF SQA COMMON STOCK ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. See "Approval of the Merger and Related Transactions-- Opinion of SQA's Financial Advisor" and Annex D attached hereto.

INCOME TAX TREATMENT

  The Merger is intended to qualify as a "reorganization" under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), in which case no gain or loss should generally be recognized by the holders of shares of SQA Common Stock on the exchange of their shares of SQA Common Stock solely for the shares of Rational Common Stock. Rational and SQA have each received an opinion from their respective tax counsel that, based upon certain assumptions and qualifications, the Merger will constitute a reorganization under Section 368(a) of the Code. HOWEVER, ALL SQA STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS. See "Approval of the Merger and Related Transactions--Certain Federal Income Tax Considerations."

REGULATORY MATTERS

  The notification and waiting period imposed upon Rational and SQA under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired on December 29, 1996. Rational and SQA are aware of no other material governmental or regulatory approvals required for consummation of the Merger, other than compliance with the federal securities law and applicable securities and "blue sky" laws of the various states. See "Approval of the Merger and Related Transactions--Governmental and Regulatory Approvals."

ACCOUNTING TREATMENT

  The Merger is intended to qualify as a pooling of interests for financial reporting purposes in accordance with generally accepted accounting principles. Consummation of the Merger is conditioned upon (i) receipt by SQA of a letter from its independent auditors to the effect that SQA qualifies as an entity that may be a party to a business combination for which the pooling-of-interests method of accounting would be available and (ii) receipt by Rational of a letter from its independent auditors regarding concurrence with Rational management's conclusion as to the appropriateness of pooling-of-interests accounting treatment for the Merger under APB No. 16, if consummated in accordance with the Agreement.

THE MERGER

 Terms of the Merger

  At the Effective Time of the Merger, Merger Sub will merge with and into SQA and Rational will own all of the capital stock of SQA. As a result of the Merger, each outstanding share of SQA Common Stock, except for shares of Common Stock held in the treasury of SQA or owned by Merger Sub, Rational or any wholly owned subsidiary of Rational or SQA, will be converted into the right to receive 0.86 shares of Rational Common Stock, and each outstanding option or right to purchase SQA Common Stock under the SQA Stock Option Plans, SQA Stock Purchase Plan or outstanding warrants will be assumed by the Combined Company and will become an option or right to purchase Combined Company Common Stock, with appropriate adjustments to be made to the number of shares issuable thereunder and the exercise price thereof based on the Exchange Ratio.

  No fractional shares will be issued by virtue of the Merger, but in lieu thereof each holder of shares of SQA Common Stock who would otherwise be entitled to a fraction of a share (after aggregating all fractional shares to be received by such holder) will receive from the Combined Company an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average closing price of a share of Rational Common Stock for the ten most recent days that Rational Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market. See "Terms of the Merger--Manner and Basis of Converting Shares."

 Effective Time of the Merger

  The Merger will become effective upon the filing of the Certificate of Merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware or at such later time as may be agreed in writing by Rational, SQA and Merger Sub and specified in the Certificate of Merger (the "Effective Time"). Assuming all conditions to the Merger are met or waived prior thereto, it is anticipated that the closing date of the Merger (the "Closing Date") and Effective Time will be on or about February 26, 1997. See "Terms of the Merger--Effective Time."

 Exchange of SQA Stock Certificates; Assumption of Options and Rights under the SQA Stock Options Plans and the SQA Stock Purchase Plan

  Promptly after the Effective Time, the Combined Company, acting through ChaseMellon Shareholder Services as its exchange agent (the "Exchange Agent"), will deliver to each SQA stockholder of record a letter of transmittal with instructions to be used by such stockholder in surrendering certificates which, prior to the Merger, represented shares of SQA Common Stock. CERTIFICATES SHOULD NOT BE SURRENDERED BY THE HOLDERS OF SQA COMMON STOCK UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT. At the Effective Time, each then outstanding option or right to purchase SQA Common Stock, whether vested or unvested, will be assumed by Rational without any action on the part of the holder thereof and the number of shares issuable thereunder and the exercise price thereof shall be appropriately adjusted according to the Exchange Ratio. OPTION AGREEMENTS AND WARRANTS NEED NOT BE SURRENDERED. See "Terms of the Merger--Manner and Basis of Converting Shares."

 Form S-8 Registration Statement

  No later than five business days after the Closing Date, the Combined Company will file a registration statement on Form S-8 under the Securities Act covering the shares of Combined Company Common Stock issuable upon exercise of options and rights to purchase SQA Common Stock granted under the SQA Stock Option Plans and the SQA Stock Purchase Plan to be assumed by Rational at the Effective Time. See "Terms of the Merger--Manner and Basis of Converting Shares."

 Stock Ownership Following the Merger

  Based upon the capitalization of SQA as of the close of business on November 11, 1996 (including the number of shares of SQA Common Stock outstanding and the number of shares issuable upon exercise of outstanding options, warrants and rights to purchase SQA Common Stock) an aggregate of approximately 7.0 million shares of Rational Common Stock will be issued to SQA stockholders in the Merger and Rational will assume options, warrants and rights to purchase SQA Common Stock for up to approximately 2.0 million additional shares of Combined Company Common Stock. Based upon the number of shares of Rational Common Stock issued and outstanding as of November 11, 1996, and after giving effect to the issuance of Rational Common Stock as described in the previous sentence, the former holders of SQA Common Stock would hold, and have voting power with respect to, approximately 15% of the Combined Company's total issued and outstanding shares, and holders of former SQA options would hold options exercisable for approximately 5% of the Combined Company's total issued and outstanding shares (assuming the exercise of only such options). The foregoing numbers of shares and percentages are subject to change in the event that the capitalization of either Rational or SQA changes subsequent to November 11, 1996 and prior to the Effective Time, and there can be no assurance as to the actual capitalization of Rational or SQA at the Effective Time or of the Combined Company at any time following the Effective Time. See "Terms of the Merger--Stock Ownership Following the Merger."

 Officers and Directors of Combined Company Following the Merger

  Immediately after the Effective Time, the Combined Company's Board of Directors will consist of the seven existing directors of Rational (two of whom will be Paul Levy and Mike Devlin and five of whom will be non-employee directors and are expected to be James Campbell, Daniel Case III, Leslie Denend, John Montague and Allison Schleicher), and Ronald H. Nordin, a director of SQA, who, pursuant to the Agreement, will be appointed to the Board of Directors of Rational contingent upon consummation of the Merger. Immediately after the Effective Time the Audit and Compensation Committees of the Combined Company shall be the Audit and Compensation Committees of Rational immediately prior to the Effective Time.

  At the Effective Time, Paul Levy will be the Chairman of the Board and Chief Executive Officer of the Combined Company, Michael Devlin will be the President of the Combined Company, and Robert Bond will be the Senior Vice President, Chief Financial Officer, Chief Operating Officer and Secretary of the Combined Company. See "Terms of the Merger--Conduct of the Combined Company Following the Merger."

 No Solicitation

  SQA has agreed not to, directly or indirectly, solicit, initiate discussions, encourage or engage in negotiations with, or disclose any nonpublic information relating to SQA or any of its subsidiaries to, any person relating to a possible acquisition of SQA, except that, if the SQA Board of Directors receives an unsolicited proposal, or written expression of interest that SQA expects to lead to a proposal, that the SQA Board of Directors believes would, if consummated, result in a transaction more favorable to its stockholders from a financial point of view than the Merger, and the SQA Board of Directors determines in good faith, after consultation with outside legal counsel, that such actions are necessary for the SQA Board of Directors to comply with its fiduciary duties under applicable law, then the SQA Board of Directors will not be prevented from taking such other actions as are consistent with the fiduciary obligations of the SQA Board of Directors. See "Terms of the Merger-- No Solicitation."

 Termination; Fees; Expenses; Stock Option Agreement

  The Agreement may be terminated under certain circumstances, including, without limitation: by mutual written consent of Rational and SQA authorized by their respective Boards of Directors; by either Rational or SQA if the other party commits certain breaches of any representation, warranty or covenant contained in the Agreement; if consummation of the Merger is permanently enjoined or prevented by order of a court or other competent authority which shall have become final and nonappealable; if the Merger is not consummated on or before April 15, 1997 (except that the Agreement cannot be terminated pursuant to this provision by a party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before such date where such action or failure to act constitutes a breach of the Agreement); or if a material adverse effect with respect to the other party has occurred since the date of the Agreement. See "Terms of the Merger--Termination of Agreement."

  Generally, each party will bear its own expenses in connection with the Agreement in the event it is terminated without consummation of the Merger. However, after certain events, if the Agreement is terminated under certain circumstances, SQA must pay Rational a $6 million break-up fee and/or reimburse Rational up to $1 million in expenses incurred in connection with the Agreement and transactions contemplated thereby. Similarly, if, after certain events, the Agreement is terminated under certain other circumstances, Rational must pay SQA a break-up fee of $20 million and/or reimburse SQA up to $1 million in expenses incurred in connection with the Agreement and the transactions contemplated thereby. See "Terms of the Merger--Break-Up Fees; Expenses."

  As an inducement to Rational to enter into the Agreement, Rational and SQA entered into a Stock Option Agreement dated November 12, 1996 ("Stock Option Agreement") pursuant to which SQA granted Rational the right (the "Option"), under certain conditions, to purchase up to 1,213,296 shares of SQA Common Stock at a price of $35.26 per share. See "Terms of the Merger--Stock Option Agreement."

 Conditions to the Merger

  In addition to the requirement that the requisite approval of stockholders of Rational and SQA be received, consummation of the Merger is subject to a number of other conditions that, if not satisfied or waived, may cause the Merger not to be consummated and the Agreement to be terminated. Each party's obligation to consummate the Merger is conditioned on, among other things, the accuracy of the other party's representations, the other party's performance of its covenants and the absence of legal action preventing consummation of the Merger. Either party may waive compliance with any of the agreements or satisfaction of any of the conditions in the Agreement. See "Terms of the Merger--Conditions to the Merger."

 Participation Agreement

  Each of the members of the SQA Board (including Ronald H. Nordin, Edward T. Anderson, Thomas Csathy, Ted R. Dintersmith, Jerald G. Fishman and Paul A. Maeder); Thomas F. Bogan, SQA's Senior Vice President, Finance and Administration, Treasurer and Assistant Secretary; Frederick J. Ciaramaglia, SQA's Vice President, Research and Development; James P. Cluchey, SQA's Vice President, Managing Director of European Operations; William T. Dedrick, SQA's Vice President, U.S. Sales; Roger A. Hodskins, SQA's Vice President, Enterprise Partners; Eric L. Schurr, SQA's Vice President, Product Management and Marketing; David J. Orfao, SQA's Senior Vice President, Worldwide Sales and Support; Debra S. Turnove, SQA's Vice President, Human Resources; Highland Capital Partners II, Limited Partnership; Aegis Select Limited Partnership; Aegis II Limited Partnership; and North Bridge Venture Partners, L.P. (who own an aggregate of 1,414,709 shares of SQA Common Stock and options exercisable
within 60 days of the SQA Record Date to purchase         shares of SQA Common
Stock, representing approximately   % of the votes entitled to be cast by
holders of shares of SQA Common Stock issued and outstanding as of the SQA
Record Date and   % of such votes assuming the exercise of all options held by such persons) has entered into a Participation Agreement with Rational. Pursuant to the Participation Agreement, which is irrevocable, each of the foregoing SQA stockholders has agreed to vote in favor of the Merger and against approval of any proposal made in opposition or competition with consummation of the Merger. See "Terms of the Merger--Participation Agreement."

 Affiliate Agreements

  Each of the members of the Board of Directors of SQA, certain officers of SQA and certain other stockholders of SQA have entered into agreements restricting sales, dispositions or other transactions reducing their risk of investment in respect of the shares of SQA Common Stock held by them prior to the Merger and the shares of Rational Common Stock received by them in the Merger so as to comply with the requirements of applicable federal securities and tax laws and to help ensure that the Merger will be treated as a pooling of interests for accounting and financial reporting purposes.

 Interests of Certain Persons in the Merger

  In considering the recommendation of the SQA Board with respect to the Agreement, holders of SQA Common Stock should be aware that members of the SQA Board and the executive officers of SQA have certain interests in the Merger that are in addition to the interests of holders of SQA Common Stock generally. See "Terms of the Merger--Interests of Certain Persons."

 Appraisal Rights

   Pursuant to Section 262 of the DGCL, holders of Rational Common Stock and SQA Common Stock are not entitled to appraisal rights in connection with the Merger because both companies are traded on the Nasdaq National Market.

                               MARKET PRICE DATA

  Rational Common Stock is traded on the Nasdaq National Market under the symbol "RATL." The following table sets forth the range of high and low sale prices reported on the Nasdaq National Market for Rational Common Stock for the periods indicated:

                                                                     HIGH   LOW
                                                                    ------ ------
   FISCAL YEAR ENDED MARCH 31, 1997
     Fourth Quarter (through January 9, 1997)...................... $40.50 $37.88
     Third Quarter.................................................  43.75  30.25
     Second Quarter................................................  36.00  17.50
     First Quarter.................................................  33.13  19.00

   FISCAL YEAR ENDED MARCH 31, 1996
     Fourth Quarter................................................ $20.75 $ 7.95
     Third Quarter.................................................  12.00   6.82
     Second Quarter................................................   9.32   6.57
     First Quarter.................................................   6.10   5.25

   FISCAL YEAR ENDING MARCH 31, 1995
     Fourth Quarter................................................ $ 6.00 $ 3.57
     Third Quarter.................................................   4.03   2.82
     Second Quarter................................................   3.94   2.07
     First Quarter.................................................   4.69   2.07

  SQA Common Stock is traded on the Nasdaq National Market under the symbol
"SQAX." The following table sets forth the range of high and low sale prices reported on the Nasdaq National Market for SQA Common Stock for the periods indicated:

                                                                     HIGH   LOW
                                                                    ------ ------
   FISCAL YEAR ENDED DECEMBER 31, 1997
     First Quarter (through January 9, 1997)....................... $33.88 $32.25

   FISCAL YEAR ENDED DECEMBER 31, 1996
     Fourth Quarter................................................ $33.25 $21.75
     Third Quarter.................................................  29.50  17.50
     Second Quarter................................................  39.75  27.00
     First Quarter................................................. 27.75  18.00

   FISCAL YEAR ENDED DECEMBER 31, 1995
     Fourth Quarter (From December 16, 1995)....................... $24.00 $16.00

  The following table sets forth the closing sale prices per share of Rational Common Stock and SQA Common Stock on the Nasdaq National Market on November 12, 1996, which closing prices were quoted prior to the announcement on that date of the proposed Merger, and on January 9, 1997, the latest practicable trading day before the filing of this Prospectus/Joint Proxy Statement for which information was obtainable, and the equivalent per share price for SQA Common Stock. The "equivalent per share price" for SQA Common Stock as of such dates equals the closing sale price per share of Rational Common Stock on such dates multiplied by the Exchange Ratio of 0.86. See "Terms of the Merger."

                        RATIONAL       SQA        EQUIVALENT
                      COMMON STOCK COMMON STOCK PER SHARE PRICE
                      ------------ ------------ ---------------
   November 12, 1996     $41.00       $25.50        $35.26
   January 9, 1997        37.88        32.32         32.57

  Rational and SQA believe that SQA Common Stock presently trades on the basis of the value of the Rational Common Stock expected to be issued in exchange for such SQA Common Stock in the Merger, discounted for the time value of money and for the uncertainties associated with such a transaction. Apart from the publicly disclosed information concerning Rational which is included and incorporated by reference in this Prospectus/Joint Proxy Statement, Rational cannot state with certainty what factors account for changes in the market price of the Rational Common Stock.

  SQA stockholders are advised to obtain current market quotations for Rational Common Stock and SQA Common Stock. No assurance can be given as to the market prices of Rational Common Stock or SQA Common Stock at any time before the Effective Time or as to the market price of Rational Common Stock at any time thereafter. Because the Exchange Ratio is fixed, the Exchange Ratio will not be adjusted to compensate SQA stockholders for decreases in the market price of Rational Common Stock which could occur before the Merger becomes effective. In the event the market price of Rational Common Stock decreases or increases prior to the Effective Time, the value at the Effective Time of the Rational Common Stock to be received in the Merger in exchange for SQA Common Stock would correspondingly decrease or increase.

  Following the Merger, all SQA Common Stock will be owned by Rational and, as a result, SQA Common Stock will no longer be listed on the Nasdaq National Market.

  Rational and SQA have never paid cash dividends on their respective shares of Common Stock. Pursuant to the Merger Agreement, each of Rational and SQA has agreed not to pay cash dividends pending the consummation of the Merger, without the written consent of the other. Subject to completion of the Merger, the SQA Board presently intends to continue a policy of retaining all earnings to finance the expansion of its business. The Rational Board currently intends to retain all earnings for use in the business of the combined companies and has no present intention to pay cash dividends.

                   SELECTED HISTORICAL AND SELECTED UNAUDITED
                       PRO FORMA COMBINED FINANCIAL DATA

  The following selected historical financial information of Rational and SQA has been derived from their respective historical consolidated financial statements, and should be read in conjunction with such consolidated financial statements and the notes thereto, certain of which are included in this Prospectus/Joint Proxy Statement. The selected unaudited pro forma combined financial information of Rational and SQA is derived from the unaudited pro forma condensed combined financial statements included in this Prospectus/Joint Proxy Statement, which give effect to the Merger as a pooling of interests, and should be read in conjunction with such unaudited pro forma statements and the notes thereto. For pro forma purposes, Rational's statements of operations for the three fiscal years ended March 31, 1994, 1995 and 1996, and for the six months ended September 30, 1995 and 1996 have been combined with the statements of operations of SQA for the three fiscal years ended December 31, 1993, 1994 and 1995, and for the six months ended June 30, 1995 and 1996, respectively; and Rational's balance sheet at September 30, 1996 has been combined with SQA's balance sheet at September 30, 1996.

  The unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated nor is it necessarily indicative of future operating results or financial position.

  Except as otherwise noted, all figures presented in this Prospectus/Joint Proxy Statement have been restated to reflect stock splits by Rational through September 30, 1996.

                       SELECTED HISTORICAL FINANCIAL DATA

                                    RATIONAL
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                       SIX MONTHS ENDED
                                    YEAR ENDED MARCH 31,                 SEPTEMBER 30,
                          -------------------------------------------  -----------------
                           1992     1993      1994     1995    1996      1995     1996
                          -------  -------  --------  ------- -------  -------- --------
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Total revenues..........  $60,329  $71,003  $ 70,343  $72,899 $91,107  $ 41,399 $ 56,077
Income (loss) from
 continuing
 operations(1)..........   (1,065)  (2,163)  (13,807)   4,678  (4,021)    3,360    8,996
Net income (loss)(2)....     (761)  (3,974)  (13,982)   4,678  (4,021)    3,360    8,996
Income (loss) from
 continuing operations
 per share..............  $  (.04) $  (.09) $   (.57) $   .19 $  (.13) $    .11 $    .24
Net income (loss) per
 share(2)...............     (.03)    (.16)     (.57)     .19    (.13)      .11      .24
Shares used in per share
 computations(3)........   23,820   24,260    24,394   25,212  30,725    30,872   37,056

                                         MARCH 31,
                          --------------------------------------- SEPTEMBER 30,
                           1992    1993    1994    1995    1996      1996(4)
                          ------- ------- ------- ------- ------- -------------
CONSOLIDATED BALANCE
 SHEET DATA:
Working capital.........  $22,438 $22,921 $ 4,972 $ 7,742 $45,548    $56,933
Total assets ...........   53,727  50,836  39,343  38,000  85,674     91,157
Long-term obligations ..    5,392   5,683   7,809   3,675   2,189      1,656
Stockholders' equity ...   28,489  27,045   6,487  12,084  50,906     63,476

--------
(1) Amounts for 1993 and 1994 include merger and restructuring costs of $2,500,000 and $9,922,000, respectively. Amounts for 1995 include expense reversals of $1,100,000. Amounts for 1996 include approximately $14,500,000 of one-time charges and operating expenses primarily associated with Rational's acquisition of Objectory AB and the subsequent restructuring and shaping of Rational's business, including an $8,700,000 write-off of acquired in-process research and development costs in connection with the acquisition. See "Rational Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 3 and 5 of Notes to Rational Consolidated Financial Statements.
(2) Amounts for 1992, 1993 and 1994 include income (loss) from discontinued operations of $304,000, ($1,811,000) and ($175,000), respectively. See
    "Rational Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 of Notes to Consolidated Financial Statements.
(3) Computed on the basis described in Note 1 of Notes to Rational Consolidated Financial Statements.
(4) Does not reflect that, in October 1996, Rational sold 5,188,094 shares of Common Stock in a public offering with net proceeds to Rational of approximately $186,000,000, net of underwriting discounts and related expenses.

                                      SQA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                     NINE MONTHS
                                                                        ENDED
                                 YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                          ----------------------------------------- ---------------
                          1991    1992     1993     1994     1995    1995    1996
                          -----  -------  -------  -------  ------- ------  -------
STATEMENT OF OPERATIONS
 DATA:
Total revenues..........  $ 213  $   643  $ 1,655  $ 4,450  $12,845 $8,686  $16,752
Net income (loss).......   (517)  (1,516)  (1,686)  (2,442)     431   (150)   3,297
Net income (loss) per
 share(1)...............    --       --       --   $  (.46) $   .07 $(0.03) $  0.38
Shares used in per share
 computations(1)........    --       --       --     5,271    6,062  5,875    8,786

                                      DECEMBER 31,
                         ----------------------------------------- SEPTEMBER 30,
                          1991   1992     1993     1994     1995       1996
                         ------ -------  -------  -------  ------- -------------
BALANCE SHEET DATA:
Working capital
 (deficiency)........... $  444 $  (989) $ 1,105  $ 1,608  $34,811    $40,069
Total assets............    756     393    2,142    4,022   40,465     49,362
Redeemable preferred
 stock..................  1,021   1,021    4,866    7,896      --         --
Stockholders' equity
 (deficit)..............    401  (1,867)  (3,602)  (6,046)  35,721     43,568

--------
(1) Net income (loss) per common and common equivalent share has not been presented for the years ended December 31, 1991, 1992 or 1993. SEC rules require that all stock issued after October 15, 1994 and stock issued pursuant to stock options granted after October 15, 1994 be reflected as outstanding for these prior periods. Because the number of shares and options outstanding increased substantially in subsequent years, the information which would result from the required calculation is not considered to be relevant or meaningful.

                                RATIONAL AND SQA
              SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 SIX MONTHS
                                     YEAR ENDED MARCH 31,       PRO FORMA(1)
                                   --------------------------  ---------------
                                     1994     1995     1996     1995    1996
                                   --------  ------- --------  ------- -------
UNAUDITED PRO FORMA COMBINED
 STATEMENT OF OPERATIONS DATA:
Total revenues.................... $ 71,998  $77,349 $103,952  $46,644 $66,027
Income (loss) from continuing
 operations.......................  (15,493)   2,256   (3,590)   2,921  10,965
Net Income (loss).................  (15,668)   2,256   (3,590)   2,921  10,965
Income per share from continuing
 operations.......................      --   $   .08 $   (.10) $   .08 $   .25
Shares used in per share
 computations.....................      --    29,745   35,938   35,895  44,510

                                                                   SEPTEMBER 30,
                                                                      1996(2)
                                                                   -------------
UNAUDITED PRO FORMA COMBINED BALANCE SHEET DATA:
Working capital...................................................   $ 88,002
Total assets......................................................    140,519
Long-term obligations.............................................      1,656
Total stockholders' equity(3).....................................     98,044

--------
(1) The Rational and SQA selected unaudited pro forma combined statement of operations data combines Rational's historical condensed consolidated statements of operations for the fiscal years ended March 31, 1994, 1995 and 1996 and the six months ended September 30, 1995 and 1996 with the fiscal years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996 of SQA, respectively
(2) Does not reflect that in October 1996, Rational sold 5,188,094 shares of Common Stock in a public offering with proceeds to Rational of approximately $186,000,000, net of underwriting discounts and related expenses.
(3) Total pro forma stockholders' equity at September 30, 1996 reflects $9 million in estimated charges to operations expected to be incurred in connection with the Merger, including $3 million in direct transaction costs and the mid-point of $5 million to $7 million in additional anticipated costs associated with integrating the two companies. See "Risk Factors--Risks Related to the Merger--Costs of Integration; Transaction Expenses" and "Rational Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

                           COMPARATIVE PER SHARE DATA

  The following table sets forth certain historical per share data of Rational and SQA and unaudited pro forma combined per share data after giving effect to the Merger on a "pooling of interests" basis assuming that eighty-six one-hundredths (0.86) of one newly issued share of Rational Common Stock is issued in exchange for each outstanding share of SQA Common Stock in the Merger. This data should be read in conjunction with the selected financial data, the unaudited pro forma condensed combined financial statements and the separate historical financial statements of Rational and SQA and notes thereto, included elsewhere in this Prospectus/Joint Proxy Statement. For pro forma purposes, information relating to Rational's fiscal years ended March 31, 1994, 1995 and 1996, and for the six months ended September 30, 1995 and 1996 have been combined with information relating to SQA for the three fiscal years ended December 31, 1993, 1994 and 1995, and for the six months ended June 30, 1995 and 1996, respectively. The unaudited pro forma combined financial data are not necessarily indicative of the operating results that would have been achieved had the Merger been consummated as of the beginning of the periods presented and should not be construed as representative of future operating results or financial condition.

                                                            SIX MONTHS ENDED
                                  YEAR ENDED MARCH 31,        SEPTEMBER 30,
                                 -------------------------  ------------------
                                  1994     1995     1996      1995      1996
                                 -------  -------  -------  --------  --------
HISTORICAL-RATIONAL
  Net income (loss)............. $  (.57) $   .19  $  (.13) $    .11  $    .24
  Book value(1)(2)..............                      1.51            $   1.82
                                                            SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,        JUNE 30,
                                 -------------------------  ------------------
                                  1993     1994     1995      1995      1996
                                 -------  -------  -------  --------  --------
HISTORICAL-SQA
  Net income (loss).............     --   $  (.46) $   .07  $   (.08) $    .23
  Book value(2).................                   $  4.66            $   5.27
                                                               SIX MONTHS
                                  YEAR ENDED MARCH 31,          PRO FORMA
                                 -------------------------  ------------------
                                  1994     1995     1996      1995      1996
                                 -------  -------  -------  --------  --------
PRO FORMA COMBINED PER RATIONAL
 SHARE
  Net income (loss)............. $  (.64) $   .08  $  (.10) $    .08  $    .25
  Book value(1)(2)(3)(4)........                   $  1.93            $   2.35
EQUIVALENT PRO FORMA COMBINED
 PER SQA SHARE(5)
  Net income (loss)............. $  (.55) $   .07  $   (.9) $    .07  $    .22
  Book value(1)(3)(4)...........                   $  1.66            $   2.02

--------
(1) Book value figures do not reflect that in October 1996 Rational sold 5,188,094 shares of Common Stock in a public offering with proceeds to Rational of approximately $186,000,000, net of underwriting discounts and related expenses.
(2) Historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at the end of each period. Rational pro forma combined book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of Rational Common Stock which would have been outstanding had the Merger been consummated as of each balance sheet date.
(3) Pro forma book value reflects $9 million in estimated charges to operations expected to be incurred in connection with the Merger, including $3 million in direct transaction costs and the midpoint of $5 million to $7 million in additional anticipated costs associated with integrating the two companies. See "Risk Factors--Risks Related to the Merger--Costs of Integration; Transaction Expenses" and "Rational Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."
(4) During October 1996, Rational sold 5,188,094 shares of Rational Common Stock in a public offering. Net proceeds from the sales were approximately $186,000,000 after deducting underwriting discounts, commissions and other related expenses. On a pro forma basis, assuming the offering closed on September 30, 1996, the pro forma combined per Rational share book value and the equivalent pro forma combined per SQA share book value would have been $6.27 and $5.39, respectively.
(5) SQA equivalent pro forma combined amounts are calculated by multiplying the Rational pro forma combined per share amounts by the Exchange Ratio of 0.86.

 PROPOSAL NO. 2 FOR RATIONAL SHAREHOLDERS' APPROVAL OF THE RATIONAL 1997 STOCK
                                  OPTION PLAN

  Rational's Board of Directors has deemed it to be in the best interest of Rational that Rational adopt a 1997 Stock Option Plan (the "Plan") which conforms to recent changes in federal securities laws. Upon stockholder approval, there will be reserved for issuance under the Plan 1,000,000 shares of Rational Common Stock, plus all shares of Rational Common Stock available for issuance under existing Rational option plans (exclusive of the Stock Option Plan for Directors) for which there are no options to purchase outstanding at the time of the approval. Once the Plan is approved by stockholders, no new options will be issued under pre-existing option plans. See "Proposal No. 2 For Rational Stockholders: Approval of the 1997 Stock Option Plan."

                                 INTRODUCTION

  This Prospectus/Joint Proxy Statement is furnished in connection with the solicitation of proxies to be used at the Rational Meeting and the SQA Meeting. This Prospectus/Joint Proxy Statement is also furnished by Rational to SQA stockholders in connection with the issuance of shares of Rational Common Stock in connection with the Merger described herein.

  The information set forth herein concerning Rational and Merger Sub has been furnished by Rational and the information set forth herein concerning SQA has been furnished by SQA.

                           RATIONAL SPECIAL MEETING

DATE, TIME AND PLACE OF RATIONAL MEETING

  The Rational Meeting will be held at 2800 San Tomas Expressway, Santa Clara, CA 95051 on February 26, 1997 at 9:00 a.m. local time.

PURPOSE

  The purpose of the Rational Meeting is to approve the reservation and issuance of shares of Rational Common Stock to the securityholders of SQA pursuant to the Agreement and the adoption of the Rational 1997 Stock Option Plan.

RECORD DATE AND OUTSTANDING SHARES

  Only Rational stockholders of record at the close of business on January 10, 1997 (the "Rational Record Date") are entitled to notice of, and to vote at, the Rational Meeting. As of the Rational Record Date, there were stockholders of record of Rational Common Stock.

  On or about January , 1997, a notice meeting the requirements of the DGCL and accompanying a copy of this Prospectus/Joint Proxy Statement was mailed to all stockholders of record as of the Rational Record Date.

VOTE REQUIRED

  Each stockholder of record of Rational Common Stock on the Rational Record Date will be entitled to cast one vote per share, exercisable in person or by properly executed proxy, on each matter properly submitted for the vote of the stockholders of Rational at the Rational Meeting.

  Because the number of shares of Rational Common Stock to be issued or reserved for issuance in connection with the Merger will exceed 20% of the number of shares of Rational Common Stock outstanding prior to the Merger, approval by holders of Rational Common Stock of the reservation and issuance of Rational Common Stock pursuant to the Agreement is required under Nasdaq rules. Under Nasdaq rules, the proposal to reserve and issue Rational Common Stock pursuant to the Agreement must be approved by a majority of the votes cast at the Rational Meeting. If holders of Rational Common Stock do not vote to approve such reservation and issuance, the Merger will not be consummated. Rational is not a constituent corporation to the Merger and, therefore, specific approval of the Agreement by Rational's stockholders is not required under the DGCL or the Rational Certificate of Incorporation or the Rational Bylaws.

  The proposal to adopt the Rational 1997 Stock Option Plan must be approved by a majority of the votes cast at the Rational Meeting.

  The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Rational Common Stock entitled to vote at the Rational Meeting shall constitute a quorum for the transaction of business.

  If an executed Rational proxy is returned and the stockholder has specifically abstained from voting on any matter, the shares represented by such proxy will be considered present at the Rational Meeting for purposes of determining a quorum and for purposes of calculating the vote, but will not be considered to have been voted in favor of such matter. Therefore, an abstention will have the same effect as a vote against the reservation and issuance of shares of Rational Common Stock pursuant to the Agreement and/or the adoption of the Rational 1997 Stock Option Plan. If an executed proxy is returned by a broker holding shares in street name which indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, such shares will be considered present at the meeting for purposes of determining a quorum, but will not be considered to be represented at the meeting for purposes of calculating the votes cast with respect to such matter.

PROXIES

  Each of the persons named as proxies in the proxy relating to the Rational Meeting is an officer of Rational. All shares of Rational Common Stock that are entitled to vote and are represented at the Rational Meeting by properly executed proxies received prior to or at the Rational Meeting and not duly and timely revoked will be voted at the Rational Meeting in accordance with the instructions indicated on such proxies. If no such instructions are indicated, such proxies will be voted in favor of the approval of the reservation and issuance of shares of Rational Common Stock in connection with the Merger and the adoption of the Rational 1997 Stock Option Plan.

  The Rational Board knows of no other matter to be presented at the Rational Meeting. If any other matters are properly presented for consideration at the Rational Meeting (or any adjournments or postponements thereof) including, among other things, consideration of a motion to adjourn or postpone the Rational Meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed forms of proxy and voting thereunder will have the discretion to vote on such matters in accordance with their best judgment.

  Execution of a proxy does not in any way affect a stockholder's right to attend the meeting and vote in person. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Rational, at or before the taking of the vote at the Rational Meeting, a written notice of revocation bearing a later date than the proxy; (ii) duly executing a later-dated proxy relating to the same shares and delivering it to the Secretary of Rational before the taking of the vote at the Rational Meeting or (iii) attending the Rational Meeting and voting in person (although attendance at the Rational Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to Rational Software Corporation at 2800 San Tomas Expressway, Santa Clara, California 95051, Attention: Secretary, or hand-delivered to the Secretary of Rational, in each case at or before the taking of the vote at the Rational Meeting.

SOLICITATION OF PROXIES; EXPENSES

  All costs of solicitation of proxies relating to the Rational Meeting will be borne by Rational. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and Rational will reimburse them for their reasonable out-of-pocket costs. In addition, proxies may also be solicited by certain directors, officers and employees of Rational personally or by mail, telephone or telegraph following the original solicitation. Such persons will not receive additional compensation for such solicitation. Rational has retained ChaseMellon Shareholder Services, an independent proxy solicitation firm, to assist in soliciting proxies at an estimated fee of $6,000 plus reimbursement of reasonable expenses.

RECOMMENDATION OF RATIONAL BOARD OF DIRECTORS

  THE RATIONAL BOARD HAS APPROVED THE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY BY THE UNANIMOUS VOTE OF ALL NON-INTERESTED DIRECTORS, AND HAS DETERMINED THAT THE MERGER IS FAIR AND IN THE BEST INTERESTS OF RATIONAL AND ITS STOCKHOLDERS. Daniel H. Case III, a member of the Rational Board of Directors and the President and Chief Executive Officer of Hambrecht & Quist, which is serving as Rational's financial advisor in connection with the Merger, abstained from the voting on the Agreement and the transactions contemplated thereby. AFTER CAREFUL CONSIDERATION, THE RATIONAL BOARD RECOMMENDS A VOTE FOR THE ISSUANCE OF SHARES OF RATIONAL COMMON STOCK PURSUANT TO THE AGREEMENT AND A VOTE FOR THE ADOPTION OF THE 1997 STOCK OPTION PLAN.

                              SQA SPECIAL MEETING

DATE, TIME AND PLACE OF SQA MEETING

  The SQA Meeting will be held at the offices of Testa, Hurwitz & Thibeault, LLP, located at High Street Tower, 125 High Street, Boston, Massachusetts 02110 on February 26, 1997 at 12:00 p.m. local time.

PURPOSE

  The purpose of the SQA Meeting is to approve and adopt the Agreement, including the Certificate of Merger, and the Merger contemplated thereby.

RECORD DATE AND OUTSTANDING SHARES

  Only stockholders of record of SQA Common Stock at the close of business on January , 1997 (the "SQA Record Date") are entitled to notice of, and to vote at, the SQA Meeting. As of the SQA Record Date, there were stockholders of
record holding an aggregate of approximately    shares of SQA Common Stock.

  On or about January , 1997, a notice meeting the requirements of the DGCL and accompanying a copy of this Prospectus/Joint Proxy Statement was mailed to all stockholders of record as of the SQA Record Date.

VOTE REQUIRED

  Each stockholder of record of SQA Common Stock on the SQA Record Date will be entitled to cast one vote per share, exercisable in person or by properly executed proxy, on each matter properly submitted for the vote of the stockholders of SQA at the SQA Meeting.

  Pursuant to the DGCL, the SQA Amended and Restated Certificate of Incorporation and the SQA Bylaws, approval and adoption of the Agreement requires the affirmative vote of at least a majority of the outstanding shares of SQA Common Stock entitled to vote at the SQA Meeting. Because the required vote of the SQA stockholders is based upon the number of outstanding shares of SQA Common Stock, rather than upon the shares actually voted, the failure by the holder of any such shares to submit a proxy or to vote in person at the SQA Meeting (including abstentions and "broker non-votes") will have the same effect as a vote against approval and adoption of the Agreement and the transactions contemplated thereby.

  The representation, in person or by properly executed proxy, of at least a majority of the outstanding shares of SQA Common Stock entitled to vote at the SQA Meeting shall constitute a quorum for the transaction of business.

  The members of the SQA Board, certain SQA officers and certain other SQA stockholders have entered into Participation Agreement with Rational, pursuant to which each such holder has agreed to vote (i) in favor of approval of the Agreement and (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger. In addition, each such holder has agreed pursuant to the Participation Agreement to grant to Rational, within five days of Rational's written request, an irrevocable proxy to vote shares as aforesaid. The outstanding shares of SQA Common Stock subject to the
Participation Agreement represent     % of the votes entitled to be cast by
holders of shares of SQA Common Stock as of the SQA Record Date and     %
assuming exercise of all exercisable options held by parties to the Participation Agreement. See "Terms of the Merger--Participation Agreement."

PROXIES

  Each of the persons named as proxies in the proxy relating to the SQA Meeting is an officer of SQA. All shares of SQA Common Stock that are entitled to vote and are represented at the SQA Meeting by properly executed proxies received prior to or at the SQA Meeting and not duly and timely revoked will be voted at the SQA Meeting in accordance with the instructions indicated on such proxies. If no such instructions are indicated, such proxies will be voted in favor of the approval of the Agreement.

  The SQA Board knows of no other matter to be presented at the SQA Meeting. If any other matter upon which a vote may properly be taken should be presented at the SQA Meeting, shares represented by all proxies received by the SQA Board will be voted with respect thereto in accordance with the judgement of the persons named as proxies in the proxies.

  Execution of a proxy does not in any way affect a stockholder's right to attend the meeting and vote in person. Any proxy may be revoked by a stockholder at any time before it is exercised by delivering a written revocation or a later-dated proxy to the Secretary of SQA, or by attending the meeting and voting in person. Any written notice of revocation or subsequent proxy should be sent so as to be delivered to SQA, Inc. at One Burlington Woods, Burlington, MA 01803, Attention: Secretary, or hand-delivered to the Secretary of SQA, in each case at or before the taking of the vote at the SQA Meeting.

SOLICITATION OF PROXIES; EXPENSES

  All costs of solicitation of proxies relating to the SQA Meeting will be borne by SQA. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and SQA will reimburse them for their reasonable out-of-pocket costs. In addition, proxies may also be solicited by certain directors, officers and employees of SQA personally or by mail, telephone or telegraph following the original solicitation. Such persons will not receive additional compensation for such solicitation. SQA has retained Georgeson & Co., Inc., an independent proxy solicitation firm, to assist in soliciting proxies at an estimated fee of $8,500 plus reimbursement of reasonable expenses.

RECOMMENDATION OF SQA BOARD OF DIRECTORS

  THE SQA BOARD, BY THE UNANIMOUS VOTE OF ALL NON-INTERESTED DIRECTORS, HAS APPROVED THE AGREEMENT, INCLUDING THE CERTIFICATE OF MERGER, AND THE MERGER CONTEMPLATED THEREBY, AND HAS DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, SQA AND ITS STOCKHOLDERS. Mr. Nordin, a member of the SQA Board and the President and Chief Executive Officer of SQA, who will be employed by Rational and will join the Rational Board of Directors following the Merger, abstained from voting on the proposal to approve the Agreement and transactions contemplated thereby. AFTER CAREFUL CONSIDERATION, THE SQA BOARD RECOMMENDS A VOTE FOR APPROVAL AND ADOPTION OF THE AGREEMENT, INCLUDING THE CERTIFICATE OF MERGER, AND THE MERGER CONTEMPLATED THEREBY.

                          PROPOSAL NO. 1: THE MERGER

                                 RISK FACTORS

  The following factors should be considered carefully in evaluating the matters to be voted on at the Rational Meeting and the SQA Meeting and the acquisition of the securities offered hereby. This Prospectus/Joint Proxy Statement contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus/Joint Proxy Statement.

RISKS RELATED TO THE MERGER

 Risks Associated with Integration of Operations.

    General. Rational and SQA have entered into the Agreement with the expectation that the proposed Merger will result in long-term strategic benefits. These anticipated benefits will depend in part on whether the companies' operations can be integrated in an efficient and effective manner. There can be no assurance that this will occur. The successful integration of SQA with Rational will require, among other things, integration of the companies' respective product offerings and coordination of the companies' sales and marketing, and research and development efforts. The difficulties of such integration may be increased by the necessity of coordinating geographically separated organizations. There can be no assurance that integration will be accomplished smoothly or successfully. The integration of the two companies will require substantial attention from management. The diversion of the attention of management from day-to-day operations and any difficulties encountered in the transition process could have an adverse impact on the Combined Company's business, results of operations and financial condition following the Merger. In addition, the process of combining the operations of the two organizations could cause the interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses, which could have an adverse effect on their combined operations.

    Integration of Sales and Marketing. Historically, the sales models used by Rational's and SQA's sales organizations have differed significantly. Rational primarily employs a direct selling approach which couples sales of its products with technical consulting services. SQA markets and sells its products and services primarily through a telesales force supplemented by field sales engineers, as well as indirectly through a network of resellers. There can be no assurance that the Combined Company will be able to take full advantage of the combined sales forces' efforts, or that the sales approach and distribution channels of one company will be effective in promoting the products of the other. Rational and SQA also use a number of distribution channels in the various geographic locations in which their respective products are sold and there can be no assurance that channel conflicts will not develop following the Merger. In particular, both Rational and SQA have exclusive distribution agreements with different principals in Japan. There can be no assurance that this situation can be resolved without short- to medium-term expense or disruption of revenue.

    Integration of Products, Technologies and Engineering Teams. The Combined Company plans to integrate certain of its products, if practicable. Integration may include combining Rational's visual modeling products with SQA's testing suite and potentially sharing certain technologies among products. Among other product integration activities, certain features and technologies of SQA products such as SQA Manager may be incorporated into Rational's Visual Test product. There can be no assurance that such integration can or will be accomplished in a timely manner or that it will prove to be technologically feasible. There can be no assurance that either company will retain its key technical personnel, that the engineering teams of the two companies will successfully cooperate and realize any technological benefits, or that the focus on product integration efforts will not have an adverse impact on the development, introduction or delivery of new or enhanced Rational or SQA products. Rational does not have plans to relocate the SQA engineering team, and the geographic separation of the companies' respective engineering teams following the Merger may make technical integration of the companies' products more difficult.

  Risks Associated with Effect of Merger on Resellers and Customers. The announcement and consummation of the Merger could cause resellers and present and potential customers of either company to delay or cancel orders for products as a result of concerns and uncertainty over product evolution, integration and support of Rational's and SQA's products following the Merger. For example, Rational believes that confusion in the industry regarding the Combined Company's product plans may be having a negative effect on sales of the Visual Test product. Other Rational and SQA products may be similarly impacted by the announcement of the Merger. Such a delay or cancellation of orders could have a material adverse effect on the business, results of operations and financial condition of Rational, SQA or the Combined Company. In particular, such delays or cancellations could be expected to disrupt revenue and earnings, which in turn would have a negative effect on the market price of Rational Common Stock, SQA Common Stock or Combined Company Common Stock.

  Risks Associated with Fixed Exchange Ratio. Under the terms of the Agreement, each outstanding share of SQA Common Stock will be converted into the right to receive 0.86 shares of Rational Common Stock at the Effective Time of the Merger. The Agreement does not provide for adjustment of the Exchange Ratio based on fluctuations in the price of either Rational Common Stock or SQA Common Stock. To the extent that the market price for Rational Common Stock increases or decreases before the Effective Time, the market value at the Effective Time of the Rational Common Stock to be received by SQA stockholders in the Merger would correspondingly increase or decrease. SQA stockholders will not be compensated for decreases in the market price of Rational Common Stock which could occur prior to the Effective Time. The market prices of Rational Common Stock and SQA Common Stock as of a recent date are set forth herein under "Rational Stock Information--Rational Stock Price and Dividend Information" and "SQA Stock Information--SQA Stock Price and Dividend Information." Stockholders voting on the Merger are urged to obtain recent market quotations for Rational Common Stock and SQA Common Stock. The Rational Common Stock and the SQA Common Stock historically have been subject to substantial price volatility. No assurance can be given as to the market prices of Rational Common Stock or SQA Common Stock at any time before the Effective Time or as to the market price of Combined Company Common Stock at any time thereafter. See "--Risks Related to Rational and SQA-- Volatility of Stock Price."

  Costs of Integration; Transaction Expenses. Rational and SQA estimate that they will incur aggregate direct transaction costs of approximately $3 million associated with the Merger, which will be charged to operations upon consummation of the Merger. Rational expects to incur an additional charge to operations of between $5 million and $7 million primarily in the quarter ending March 31, 1997, the quarter in which the Merger is expected to be consummated, to reflect costs associated with integrating the two companies. There can be no assurance that actual costs will not substantially exceed such estimates, that unanticipated expenses associated with the integration of the two companies will not arise, or that Rational will not incur additional material charges in subsequent quarters to reflect additional costs associated with the integration of the two companies. Total costs associated with the Merger are anticipated to result in an operating loss and a net loss for Rational's quarter ending March 31, 1997, are expected to contribute to an operating loss and a net loss for Rational's 1997 fiscal year, and could negatively impact financial results in future periods for the reasons discussed above.

  Potential Conflicts of Interest. Certain members of the SQA management team have interests in the transactions contemplated under the Agreement that may present them with certain potential conflicts of interest. In particular, certain of such individuals will enter into employment agreements with Rational that will become effective upon consummation of the Merger. In addition, Mr. Ronald Nordin, a member of the SQA Board and President and Chief Executive Officer of SQA, will be employed by Rational and will be appointed to the Rational Board of Directors as of the Effective Time of the Merger. The Board of Directors of each of Rational and SQA was aware of these potential conflicts at the time of its consideration and approval of the Merger.

  Daniel H. Case III, a director and stockholder of Rational, is the President and Chief Executive Officer of Hambrecht & Quist. Hambrecht & Quist is providing financial advisory services to Rational in connection with the Merger. Hambrecht & Quist was paid an initial payment of $250,000 upon delivery of its fairness opinion in connection with the Merger. Hambrecht & Quist will be paid an additional $750,000 upon consummation of the Merger. Hambrecht & Quist will also be reimbursed for reasonable out-of-pocket expenses incurred in connection with its services. See "Terms of the Merger--Interests of Certain Persons."

  Dilution of Ownership Interest of Current Rational Stockholders. Following the Merger, the current stockholders of Rational will own approximately 85% of the outstanding shares of Combined Company Common Stock. This represents substantial dilution of the ownership interest in Rational of Rational's current stockholders. The issuance of additional shares of Rational Common Stock pursuant to the SQA Stock Option Plans, the SQA Stock Purchase Plan and outstanding SQA warrants being assumed by Rational will result in further dilution to the current stockholders of Rational.

  Shares Eligible for Future Sale. If the Merger is consummated, Rational will issue to stockholders of SQA an aggregate of approximately 7.0 million shares of Rational Common Stock, based on the number of shares of SQA Common Stock outstanding as of November 11, 1996. Immediately upon consummation of the Merger, approximately 5.1 million of such shares will be freely tradeable. As a result, substantial sales of Combined Company Common Stock could occur after the Merger. Following publication of financial results covering 30 days of post-merger combined operations, an additional approximately 1.9 million shares issued in the Merger to persons who may be deemed affiliates of SQA could be publicly sold pursuant to Rule 145 under the Securities Act, subject to the volume and other limitations thereof. In addition, based on the number of SQA options and warrants outstanding and the level of employee stock purchase plan participation as of November 11, 1996, approximately 2,000,000 additional shares of Rational Common Stock will be reserved for issuance following the Merger. Of the shares of Rational Common Stock outstanding prior to the Merger, approximately 39.2 million are freely tradeable, and approximately 1,000,000 are subject to a lock-up expiring 90 days after the effective date of Rational's October 1996 public offering. Future sales of a substantial number of shares of Combined Company Common Stock could adversely affect or cause substantial fluctuations in the market price of Combined Company Common Stock.

RISKS RELATED TO RATIONAL AND SQA

  Fluctuations in Operating Results; SQA History of Losses. Following the Merger, the Combined Company's revenue will continue to be difficult to forecast due to the fact that both Rational's and SQA's sales cycles, from initial evaluation to purchase, vary substantially from customer to customer. Both Rational and SQA typically have operated with little backlog because software products generally are shipped as orders are received. As a result, revenue in any quarter is substantially dependent on orders booked and shipped in that quarter. Because staffing and operating expenses are based on anticipated revenue levels, and a high percentage of the costs are fixed, small variations in the timing of the recognition of specific revenues could cause significant variations in operating results from quarter to quarter. Historically, both companies have earned a substantial portion of their revenues in the last weeks of the quarter. To the extent this trend continues following the Merger, the failure to achieve such revenues in the last weeks of any given quarter will have a material adverse effect on the Combined Company's financial results for that quarter.

  Although Rational has experienced increasing revenues in each of the past ten quarters, its sales compensation structure has historically resulted in revenues for the first quarter of a fiscal year being lower than revenues for the fourth quarter of the prior fiscal year. SQA is subject to similar fluctuations. There can be no assurance that similar fluctuations will not occur again in the future, or that the integration of SQA into Rational will not reinforce this pattern.

  SQA's quarterly operating results have been difficult to forecast for the reasons noted above, as well as the fact that SQA's telesales, which by their nature are not easily forecast, account for a substantial majority of its revenue from direct sales activities. The limited operating history and historical fluctuation in quarterly revenue and operating results of SQA make it difficult to predict the impact that the integration of SQA will have on Rational's operating results following the Merger. SQA incurred operating losses in each of its fiscal years since inception in 1990, and as of September 30, 1996, had an accumulated deficit of $2.7 million. Recently, SQA has experienced substantial revenue growth and first achieved profitability in the quarter ended June 30, 1995. There can be no assurance that SQA will sustain revenue growth, remain profitable on a quarterly basis, or achieve profitability on an annual basis.

  Rational's earnings for the quarter ending December 31, 1996 will be reduced by charges and operating expenses associated with the acquisition and marketing of the Visual Test product. Rational will incur an additional expense of approximately $1.3 million in the quarter ending December 31, 1996 in connection with its contractual commitment to reimburse selling stockholders for the underwriting discount and certain other expenses related to their sales of shares of Common Stock in Rational's October 1996 public offering. As a result of these factors, Rational expects to incur a significant net loss for the quarter ending December 31, 1996, and is expected to incur a net loss for fiscal 1997. See "Rational Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

  The growth in revenues and operating income (exclusive of nonrecurring operating, restructuring and merger-related expenses) experienced by Rational and SQA in recent quarters is not necessarily indicative of future results, and period-to-period comparisons of their financial results should not be relied upon as an indication of future performance. Fluctuations in operating results may also result in volatility in the prices of Rational's Common Stock and SQA's Common Stock prior to the Merger, and in the price of the Combined Company's Common Stock following the Merger.

  Transaction expenses associated with the Merger and costs of integrating the two companies are anticipated to result in an operating loss and a net loss for the Combined Company's quarter ending March 31, 1997, are expected to contribute to an operating loss and a net loss for the Combined Company's 1997 fiscal year, and could negatively impact financial results in future periods as well. See "--Risks Related to the Merger--Costs of Integration; Transaction Expenses."

  Volatility of Stock Price. The market prices of Rational's Common Stock and SQA's Common Stock have been, and are likely to continue to be, volatile. Factors such as new product announcements or changes in product pricing policies by either company or their respective competitors, quarterly fluctuations in operating results, announcements of technical innovations, announcements relating to strategic relationships or acquisitions, changes in earnings estimates by analysts, and general conditions or stock prices of companies in the component-based software development and testing tools industries, among other factors, may have a significant impact on the market price of the companies' respective Common Stock prior to the Merger, and the market price of the Combined Company Common Stock following the Merger. Should the companies fail to introduce or enhance products on the schedules expected, their stock prices could be adversely affected.

  Due to analysts' expectation of continued growth and the recent high price/earnings ratio at which Rational's Common Stock and SQA's Common Stock have traded, any shortfall in anticipated operating results could have an immediate and significant adverse effect on the market price of the Combined Company's Common Stock. There can be no assurance that the Combined Company's net income per share will not decrease as a result of the Merger, or that potential business synergies of Rational and SQA would eventually offset any such dilution or will be achieved. The Combined Company will incur substantial Merger-related charges primarily in the quarter in which the Merger is consummated. Rational and SQA currently expect the Merger to be accretive in the quarter following the quarter in which the Merger is consummated. However, this forward-looking statement is based upon numerous assumptions and risks, including those set forth in "Risk Factors" and elsewhere in this Prospectus/Joint Proxy Statement. There can be no assurance that the Merger will not, in fact, prove to be dilutive due to unforseen changes, inaccurate or incomplete assumptions regarding the current business or future prospects of either or both of the companies, or other reasons. Any failure of the Merger to meet expectations of being accretive in the first full fiscal quarter following the Effective Time could have an immediate and significant adverse effect on the market price of the Combined Company's Common Stock.

  In addition, in recent years the stock market in general, and the shares of technology companies in particular, have experienced extreme price fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Rational Common Stock and SQA Common Stock prior to the Effective Time of the Merger, and of the Combined Company Common Stock thereafter.

  Dependence Upon Growth of Emerging Industries. The Combined Company's future growth and financial performance will depend in part upon continued growth in the need for and sales of component-based development and testing tools. There can be no assurance that sales of these products will continue to grow or that the Combined Company will be able to respond effectively to evolving customer requirements. The number of software developers using component-based development technology and testing tools is relatively small compared to the number of developers using more traditional technology. The adoption of component-based development technology and testing tools by software programmers who have traditionally used other technology requires re-orientation to significantly different programming methods, and there can be no assurance that the acceptance of component-based development technology and testing tools will expand beyond sophisticated programmers who are early adopters of the technology. Furthermore, there can be no assurance that potential customers will be willing to make the investment required to retrain programmers to build software using component-based development technology and testing tools rather than traditional programming techniques. Many of Rational's and SQA's customers have purchased only small quantities of the companies' products, and there can be no assurance that these or new customers will broadly implement component-based development or testing technology or purchase additional software development or testing tools.

  Expansion of Product Lines; Dependence Upon New Product Introductions. The continued success of the Combined Company will depend in part upon its ability to provide a tightly integrated line of software application development tools that support software development for a number of implementation languages. This will require the Combined Company to enhance the current Rational products and to continue to develop and introduce new products. Rational and SQA also believe that the Combined Company's continued success will become increasingly dependent on its ability to support the Microsoft platform, including Windows 95 and Windows NT. Rational and SQA believe that it will be particularly important to successfully develop and market a broader line of software development products for C++, Visual Basic, Java and other implementation languages in order for the Combined Company to be successful in its efforts to broaden its customer base and to further increase its share within its existing market segments. There can be no assurance that the Combined Company will be able to successfully develop and market such a broad line of products, that the Combined Company will not encounter unexpected difficulties and delays in integrating new products with existing product lines, or that efforts to integrate Rational and SQA products will not have an adverse impact on the development, introduction or delivery of new or enhanced Rational or SQA products.

  The continued success of the Combined Company will also depend in part upon the successful expansion of SQA's existing product lines following the Merger. Rational and SQA believe that it will be important to extend the capabilities of SQA test products to include the Borland Delphi and Oracle Developer 2000 development environments, to enhance SQA load test products to support simulated users for virtual testing, and to extend SQA client test and load test products to include Internet and intranet environments. There can be no assurance that these development efforts can be completed in a timely or cost-effective manner, or that these initiatives will be successfully marketed by the Combined Company.

  Both Rational and SQA have plans to introduce new products during the next few fiscal quarters. Delay in the start of shipment of new products would have an adverse effect on the Combined Company's revenues, gross profit and operating income. As a result of Rational's business alliance with Microsoft, certain of Rational's new product releases are expected to be tightly integrated with new releases of certain Microsoft products. To the extent that scheduled Microsoft product releases are delayed, there could be a material adverse effect on Rational's revenues from new products.

  Both Rational and SQA attempt to make adequate allowances in their new product release schedules for both internal and beta-site testing of product performance. Because of the complexity of the companies' products, however, the release of new products may be postponed should test results indicate the need for redesign and retesting, or should the companies elect to add product enhancements in response to beta customer feedback.

  Dependence Upon Key Personnel. Both Rational and SQA believe that the hiring and retaining of qualified individuals at all levels in the Combined Company will be essential to the Combined Company's ability to manage growth successfully, and there can be no assurance that the Combined Company will be successful in attracting and retaining the necessary personnel. The Combined Company will be particularly dependent upon the efforts and abilities of its senior management personnel. The departure of any of the executive officers of Rational named in "Rational Management" or of Ronald H. Nordin, Frederick J. Ciaramaglia or Eric Schurr of SQA could have a material adverse effect on the Combined Company's business, financial condition, or results of operations depending upon the timing of the departure, changes in the Combined Company's business prior to such time, the availability of qualified personnel to replace them, and whether such personnel depart singly, contemporaneously, or as a group, among other factors. None of the Rational executive officers is subject to any agreement not to compete or severance agreement with Rational or the Combined Company. Prior to the Effective Time, each of Messrs. Nordin, Ciaramaglia and Schurr shall have entered into an employment agreement with Rational that will include, among other things, two year non-competition and certain severance provisions. There can be no assurance that the non-competition provisions of those agreements are enforceable. See "Terms of the Merger--Employment Agreements," "Rational Management," and "SQA Management."

  The rate at which the Combined Company can attract and retain the highly trained technical personnel that are integral to its direct sales and product development teams may limit the rate at which the Combined Company can increase sales. Competition for qualified personnel in the software industry is intense, and there can be no assurance that the Combined Company will be successful in attracting and retaining such personnel. The proposed Merger may have a destabilizing effect on employee retention at all levels within Rational and SQA. Additions of new, and departures of existing, personnel, particularly in key positions, can be disruptive and can result in departures of other existing personnel, which in turn could have a material adverse effect upon the Combined Company's business, operating results and financial condition.

  Risks Associated With Recent and Future Acquisitions. During the past three years, Rational has made a number of strategic acquisitions. While SQA has not consummated any material strategic acquisitions, it has in the past devoted resources and attention to the consideration of potential business combinations. Considering acquisitions may result in the diversion of management's attention from day-to-day operations and, in the event such consideration leads to consummation of acquisitions, may include numerous other risks, including difficulties in the integration of operations, products and personnel. To the extent that efforts to pursue acquisition opportunities have in the past resulted, or may in the future result, in a diversion of resources or that efforts to integrate recent and future acquisitions fail, there could be a material adverse effect on Rational's, SQA's or the Combined Company's business, results of operations and financial condition. Acquisitions have the potential to result in dilutive issuances of equity securities, the incurrence of additional debt, and amortization expenses related to goodwill and other intangible assets. While there are currently no commitments with respect to any particular material acquisitions other than the Merger, Rational and SQA management have historically evaluated on an ongoing basis the strategic opportunities available to them. Rational or the Combined Company may in the near- or long-term future pursue acquisitions of complementary products, technologies or businesses. Pursuant to the terms of the Agreement, while the Merger is pending, SQA may not undertake material acquisitions without first obtaining the consent of Rational. As a result, future acquisition opportunities which the SQA Board might consider to be advantageous to SQA could be materially more difficult to pursue, and could be lost to competitors of SQA or Rational.

  Rapid Technological Change. The software development and testing tools industry is characterized by rapid technological advances, changes in customer requirements and frequent new product introductions and enhancements. The introduction of products embodying new technologies and the emergence of new industry standards and practices can render existing products obsolete and unmarketable. The Combined Company must respond rapidly to developments related to Internet and intranet applications, hardware platforms, operating systems and applicable programming languages. Such developments will require the Combined Company to make substantial product development investments. Any failure by the Combined Company to anticipate or respond adequately to technology developments and customer requirements, or any significant delays in product development or introduction, could result in a loss of competitiveness or revenue. In addition, there can be no assurance that new products or product enhancements intended to respond to technological change or evolving customer requirements will achieve acceptance.

  In addition, rapid growth of interest in and use of Internet and intranet environments is a recent and emerging phenomenon. The Combined Company's success may depend, in part, on the compatibility of its products with Internet and intranet applications. There can be no assurance that the Combined Company will be able to effectively adapt its products for use in Internet or intranet environments or to successfully compete in the market for Internet and intranet products.

  Risk of Software Defects. Software products as complex as those offered by Rational and SQA often contain undetected errors, or "bugs," or performance problems. Such defects are most frequently found during the period immediately following introduction of new products or enhancements to existing products. Despite extensive product testing prior to introduction, Rational's and SQA's products have in the past contained software errors that were discovered after commercial introduction. There can be no assurance that errors or performance problems will not be discovered in the future. Any future software defects discovered after shipment of Rational's or SQA's products could result in loss of revenues or delays in customer acceptance, which could have a material adverse effect on the Combined Company's business, operating results and financial condition. Further, because Rational and SQA rely on their own products in connection with the development of their respective software, any such errors could make it more difficult to sell such products in the future.

  Management of Growth. Each of Rational and SQA has recently experienced a period of rapid growth and aggressive product introductions or enhancements to existing products that have placed, and may continue to place, a significant strain on its financial, operational, management, marketing and sales systems and resources, including its personnel. Projects such as the expansion of or enhancements to product lines, efforts to address broader markets and to expand distribution channels, acquisitions of companies or technologies such as the Merger and Rational's recent acquisitions of Objectory AB and the Visual Test product, and business alliances such as Rational's recent arrangement with Microsoft, when added to the day-to-day activities of the Combined Company, will place a further strain on the Combined Company's resources and personnel. If the Combined Company's management is unable to effectively manage growth, the Combined Company's business, competitive position, results of operations and financial condition will be materially and adversely affected.

  Dependence Upon Strategic Relationships. Rational's development, marketing and distribution strategies rely increasingly on its ability to form long-term strategic relationships with major software and hardware vendors, many of whom are substantially larger than Rational. See "--Risks Related to Rational-- Business Alliance with Microsoft." Similarly, SQA has entered into a number of agreements and informal relationships with software development tool companies, such as Pure Atria Software Corporation, Sybase, PeopleSoft, Microsoft, Oracle, Borland, and Centura. The business relationships with these development tool companies consist of cooperative marketing programs, joint customer seminars and lead referrals. SQA believes that these marketing relationships and activities have significantly contributed to SQA's revenue growth over the past three years. Although certain aspects of some of these relationships are contractual in nature, many important aspects of these relationships depend upon the continued cooperation of each party with SQA. There can be no assurance that the Merger will not disrupt these relationships or activities. Divergence in strategy between the Combined Company and any given partner, a change in focus by any given partner, or competitive product offerings introduced by any given partner, may interfere with the Combined Company's ability to develop, market, sell or support its products, which in turn would have a material adverse effect on the Combined Company's business, results of operations and financial condition.

  Competition. The software development and testing tools industry is extremely competitive and rapidly changing. Both Rational and SQA believe that the increased level of competition observed in the prior year and so far in the current year will continue to increase. Bases of competition include corporate and product reputation, breadth of integrated product line, product architecture, functionality and features, product quality, performance, ease-of-use, quality of support, availability of technical consulting services and price. Both Rational and SQA face intense competition for each product within their respective product lines, generally from both Windows and UNIX vendors. Because individual product sales are often the first step in a broader customer relationship, the Combined Company's success will depend in part upon its ability to successfully compete with numerous competitors at each point within its product line. Certain competitors are more experienced than Rational and SQA in the development of software-engineering tools, databases, software-development products and software testing products. Some competitors have, and new competitors may have, larger technical staffs, more established distribution channels and greater financial resources than the Combined Company. Rational and SQA have encountered, and expect to continue to encounter, substantial competition from in-house developers of solutions for large organizations. There can be no assurance that either existing or new competitors will not develop products that are superior to Rational's or SQA's products or that achieve greater customer acceptance. The Combined Company's future success will depend in large part upon its ability to increase its share of its target market segments and to license additional products and product enhancements to existing customers. There can be no assurance that future competition will not result in price reductions, reduced margins or loss of sales which in turn would have a material adverse effect on the Combined Company's business, results of operations and financial condition. See "Rational Business--Competition" and "SQA Business--Competition."

  Risks Associated with International Operations. International sales accounted for approximately 31%, 34%, 36% and 36% of Rational's revenues in fiscal 1994, 1995, 1996, and the six months ended September 30, 1996, respectively, and represented 7%, 23%, 22% and 22% of SQA's revenues in fiscal 1993, 1994 and 1995, and the nine months ended September 30, 1996, respectively. Both Rational and SQA expect that international sales will continue to account for a significant portion of the Combined Company's revenues in future periods. In addition, Rational expects that the majority of Visual Test product sales will come from outside the United States. International sales are subject to inherent risks, including unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations, longer payment cycles, greater difficulty in accounts receivable collection, potentially adverse tax consequences, price controls or other restrictions on foreign currency and difficulties in obtaining export and import licenses. Any material adverse effect on the Combined Company's international business would be likely to materially and adversely affect the Combined Company's business, operating results and financial condition as a whole. Rational's and SQA's international sales are generally denominated in foreign currencies and neither company currently engages in any hedging activities. Gains and losses on the conversion of foreign payments into U.S. dollars may contribute to fluctuations in the Combined Company's results of operations. Although neither Company has experienced any material adverse impact to date from fluctuations in foreign currencies, there can be no assurance that the Combined Company will not experience a material adverse impact on its financial condition and results of operations from fluctuations in foreign currencies in the future.

  Limited Protection of Intellectual Property and Proprietary Rights. Rational and SQA rely on a combination of copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and other methods to protect their respective proprietary rights. Despite these precautions, it may be possible for unauthorized third parties to copy certain portions of the companies' respective products or reverse engineer or obtain and use information that Rational or SQA regards as proprietary. Rational and SQA generally license their respective software products to end-users on a "right to use" basis pursuant to a perpetual license. Rational and SQA license their respective products primarily under "shrink-wrap" licenses (i.e., licenses included as part of the product packaging). Shrink-wrap licenses are not negotiated with or signed by individual licensees, and purport to take effect upon the opening of the product package. Certain license provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed program may be unenforceable under the laws of certain jurisdictions and foreign countries. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. There can be no assurance that these protections will be adequate. To the extent that the Combined Company increases its international activities, its exposure to unauthorized copying and use of its products and proprietary information will increase.

  The status of United States patent protection in the software industry is not well defined and will evolve as the United States Patent and Trademark Office grants additional patents. Because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which would relate to Rational's or SQA's products. Rational and SQA expect that software product developers will be increasingly subject to infringement claims as the number of products and competitors grows and the functionality of products in different industry segments overlaps. There can be no assurance that third parties will not assert infringement claims against the Combined Company in the future or that such claims will not be successful. The Combined Company could incur substantial costs in defending itself and its customers against any such claims. Parties making such claims may be able to obtain injunctive or other equitable relief that could effectively block the Combined Company's ability to sell its products in the United States and abroad, and could result in an award of substantial damages. In the event of a claim of infringement, the Combined Company and its customers may be required to obtain one or more licenses from third parties. There can be no assurance that the Combined Company or its customers could obtain necessary licenses from third parties at a reasonable cost or at all. Defense of any lawsuit or failure to obtain any such required license would have a material adverse effect on the Combined Company's business, results of operations and financial condition.

  Each of Rational and SQA also relies on certain software that it licenses from third parties, including software that is integrated with internally developed software and used in its products to perform key functions. There can be no assurance that these third-party software licenses will continue to be available to the Combined Company on commercially reasonable terms, or that the software will be appropriately supported, maintained or enhanced by the licensors. The loss of licenses to, or inability to support, maintain and enhance, any of such software could result in increased costs, or in delays or reductions in product shipments until equivalent software could be developed, identified, licensed and integrated, which would materially adversely affect the Combined Company's business, operating results and financial condition.

RISKS RELATED TO RATIONAL

  Business Alliance with Microsoft. On October 2, 1996, Rational and Microsoft announced the formation of a business alliance which will consist of Rational's acquisition of Microsoft's Visual Test product, technology cross-licensing, joint development projects and joint marketing programs. While Rational believes that Microsoft's current strategy in relation to the enterprise information systems market is based on component-based development, there can be no assurance that this strategy will continue or that, if it does continue, Microsoft's emphasis or priorities will not change in the future, resulting in less attention and fewer resources being devoted to Microsoft's relationship with Rational. Although certain aspects of the business alliance are contractual in nature, many important aspects of the relationship depend on the continued cooperation of the two companies, and there can be no assurance that Rational and Microsoft will be able to work together successfully over an extended period of time. In addition, there can be no assurance that Microsoft will not use the information it gains in its relationship with Rational to develop or market competing products. See "Rational Business--Business Alliance with Microsoft."

  Acquisition of the Visual Test Product. Rational acquired the Visual Test product from Microsoft on October 2, 1996. There can be no assurance that Rational will be able to successfully incorporate Visual Test into its integrated family of products, or that it will be able to achieve significant sales of the Visual Test product. Many potential customers for Visual Test differ from Rational's historical customer base in terms of component-based software development expertise, purchasing processes, financial resources and expectations regarding software-engineering tools. There can be no assurance that Rational will not encounter unanticipated concerns of Visual Test customers that are different from the concerns of Rational's traditional customers, or that Rational will have the infrastructure and experience necessary to adequately respond to the volume and type of such concerns.

  Rational has granted Microsoft a non-exclusive, perpetual license to the Visual Test product source code for the purpose of creating derivative works and for the purpose of distributing portions of the Visual Test product and derivative works as part of Microsoft products that do not directly compete with the Visual Test product in the software testing tools area. There can be no assurance that Microsoft will not use such rights to create and distribute products that compete with other products of the Combined Company, including without limitation SQA testing tools. Rational has also granted Microsoft a five-year option to obtain a license to incorporate certain elements of Visual Test technology into Microsoft development tool products, including Visual Basic, Visual C++ and Visual J++. Should Microsoft exercise such right, sales of the Visual Test product or other products of the Combined Company could be materially and adversely impacted. See "--Risks Related to Rational and SQA-- Fluctuations in Operating Results; SQA History of Losses," "Rational Business--Products and Services," "--Visual Test: Software Testing Automation Tools" and "--Business Alliance with Microsoft."

  Licensing of Rose Technology to Microsoft. Microsoft and Rational have entered into a two-year agreement providing for the inclusion of a subset of the Rational Rose visual modeling technology in future versions of Microsoft's enterprise-oriented visual tools. Rational's objective in entering into this arrangement is to expose Rational's technology to a broader customer base, and is not to generate direct product revenue from Microsoft. Rational expects that changes in its pricing models and combinations of features within product lines will be required to appeal to this customer base, and there can be no assurance that such changes will achieve customer acceptance. Rational does not expect the licensing of its Rose technology to Microsoft to directly result in a material increase in product revenue. In addition, there can be no assurance that developers introduced to the Rose technology incorporated into Microsoft products will become purchasers of Rational products in the future. Rational has granted Microsoft the option to obtain a perpetual, non-exclusive right to source code for certain aspects of Rational's Rose technology after the expiration of the agreement. While Rational believes that Microsoft's and Rational's strategies currently are complementary, there can be no assurance that Microsoft will not use this right to develop and market competing products in the future. See "Rational Business--Business Alliance with Microsoft."

  Adverse Impact of Promotional Product Versions on Actual Product
Sales. Rational's marketing strategy relies in part on making elements of its technology available for no charge or at a very low price, either directly or by incorporating such elements into products offered by Rational's partners, such as Microsoft. This strategy is designed to expose Rational's products to a broader customer base than its historical customer base, and to encourage potential customers to purchase an upgrade or other higher-priced product from Rational. There can be no assurance that Rational will be able to introduce enhancements to its full-price products or versions of its products with intermediate functionality at a rate necessary to adequately differentiate them from the promotional versions, particularly in cases where Rational's partners are distributing versions of Rational's products with other desirable features.

  Development of Industry Standards. Rational's future growth and financial performance may depend upon the development of industry standards that facilitate the adoption of component-based development, as well as Rational's ability to play a leading role in the establishment of those standards. Rational believes that the UML developed at Rational has become the de facto standard language for visual modeling and intends to submit an application to the Object Management Group ("OMG"), an industry consortium, for inclusion of the UML in their Object Analysis and Design Facility specification. Competing standards, including some that support the UML as well as other notations, also are expected to be submitted to the OMG. The official sanction of a competing standard by the OMG could have a material adverse effect on Rational's marketing and sales efforts and, in turn, on Rational's business, operating results and financial condition.

  Dependence Upon Sales Force and Other Channels of Distribution. Rational currently distributes its products primarily through field sales personnel teamed with highly trained technical support personnel. Rational believes that a high level of technical consulting, training and customer support is essential to maintaining its competitive position, and has found that the ability to deliver a high level of technical consulting, training and customer support is an important selling point with respect to its products. While complementary to Rational's products, the services provided by these personnel have historically yielded lower margins for Rational than its product business. To the extent that these services constitute a higher proportion of total revenues in the future, Rational's margins will be adversely affected. Rational has also developed other direct and indirect sales channels, including telesales, the World Wide Web, and partnering with external service providers and value-added resellers ("VARs"). There can be no assurance that such channels will be successful in increasing sales of Rational's products or in reducing its sales costs on a percentage basis.

  Deferred Tax Assets. Based upon the weight of available evidence, which includes Rational's historical operating performance, the reported cumulative net loss for the prior three years, the anticipated net loss to be reported for the nine months ended December 31, 1996, and the uncertainties regarding future results of operations of Rational, Rational has provided a full valuation allowance against its net deferred tax assets as it is more likely than not that the deferred tax assets will not be realized.

RISKS RELATED TO SQA

  Dependence Upon Client/Server Environment. SQA's products are designed primarily for use by organizations developing software applications in a client/server environment. SQA's future financial performance will depend in large part on continued growth in the number of organizations adopting client/server environments and the number of applications developed for use in those environments. There can be no assurance that sales of products designed for these environments will continue to grow or that SQA will be able to respond effectively to the evolving requirements of customers. If the client/server development environment does not grow due to the increasing acceptance of packaged software or other factors, grows more slowly than SQA anticipates, if SQA fails to respond effectively to the evolving requirements of customers, or if price erosion of client/server software occurs, SQA's business, results of operations and financial condition would be materially adversely affected.

  Dependence Upon Microsoft's Windows Operating System. SQA's products are currently designed for use on computers using Microsoft's Windows operating system and to test Windows-based client/server applications. Any factor adversely affecting the demand for, or use of, Microsoft's Windows operating system could have an impact on demand for SQA's products, causing a material adverse effect on SQA's business, results of operations and financial condition. Additionally, any changes to the underlying components of the Windows operating system that would require changes to SQA's products would materially adversely affect SQA if it were not able successfully to develop or implement such changes in a timely fashion. While SQA has adapted SQA Suite for use with certain Windows 95 and Windows NT operating systems, there can be no assurance that such versions will gain customer acceptance.

  Dependence Upon Principal Products. SQA has derived substantially all of its historical revenue from SQA Suite and related services. These products and services are expected to continue to account for a substantial portion of SQA's total revenue for the foreseeable future. The life cycle of these products is difficult to estimate due in large measure to the recent emergence of the software testing tools industry and the unknown future effect of product enhancements and competition. As a result, any factor, such as price reductions or declines in demand for SQA Robot and SQA Suite, which adversely affects sales of SQA Robot and SQA Suite, would have a material adverse effect on SQA. There can be no assurance that SQA will continue to be successful in marketing these products or any new or enhanced products which supplement or replace these products. In addition, competitive pressures or other factors may result in significant price erosion that would have a material adverse effect on SQA's results of operations and financial condition.

  Expansion of Indirect Channels; Potential for Channel Conflict. SQA markets its products directly through both a telesales and field sales force and indirectly through marketing channels such as VARs and distributors. VARs and distributors are an integral part of SQA's strategy to expand its indirect marketing channels. SQA dedicates significant resources to develop indirect marketing channels. There can be no assurance that SQA will be able to attract and retain a sufficient number of qualified VARs and distributors to market successfully SQA's products. The failure to attract and retain a sufficient number of VARs and distributors would have a material adverse effect on SQA's business, financial condition and results of operations.

  The relationship with the VARs and distributors is usually established through a formal reseller agreement. In many cases, these agreements may be terminated by either party at any time without cause. Therefore, there can be no assurance that any VAR or distributor will continue to represent SQA's products, and the inability to retain certain VARs or distributors could have a material adverse effect on SQA's business, results of operations and financial condition. In addition, if SQA is successful in increasing product sales through these channels, SQA expects that any material increase in SQA's indirect sales as a percentage of total revenues will materially and adversely affect SQA's average selling prices and gross margins due to the lower unit prices that SQA receives when selling through indirect channels.

  Selling through indirect channels may limit SQA's contacts with its customers. As a result, SQA's ability to accurately forecast sales, evaluate customer satisfaction and recognize emerging customer requirements may be hindered. SQA's strategy of marketing its products directly to end-users and indirectly through VARs and distributors may result in distribution channel conflicts. SQA's direct sales efforts may compete with those of its indirect channels and, to the extent different resellers target the same customers, resellers may also come into conflict with each other. Although SQA has attempted to manage its distribution channels in a manner to avoid potential conflicts, there can be no assurance that channel conflicts will not materially and adversely affect its relationships with existing VARs or distributors or adversely affect its ability to attract new VARs and distributors.

                APPROVAL OF THE MERGER AND RELATED TRANSACTIONS

  The following discussion summarizes the proposed Merger and related transactions. The following is not, however, a complete statement of all provisions of the Agreement and related agreements. Detailed terms of and conditions to the Merger and certain related transactions are contained in the Agreement, a copy of which is attached to this Prospectus/Joint Proxy Statement as Annex A. Reference is also made to the Stock Option Agreement attached to this Prospectus/Joint Proxy Statement as Annex B, and to the other Annexes hereto. Statements made in this Prospectus/Joint Proxy Statement with respect to the terms of the Merger and such related transactions are qualified in their respective entireties by reference to the more detailed information set forth in the Agreement and the other Annexes hereto.

  This section contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this Prospectus/Joint Proxy Statement.

JOINT REASONS FOR THE MERGER

  Rational and SQA have identified several potential mutual benefits of the Merger that they believe will contribute to the success of the Combined Company. These reasons include the following:

    Creating a Competitive Advantage by Combining Complementary Product Lines. Rational offers an integrated family of tools that spans the critical phases of the component-based software development process, from initial analysis and design through delivery and maintenance. SQA offers software tools that allow users to automate the testing of windows-based client/server applications. Rational and SQA believe that by combining the companies' product lines, the Merger will allow the Combined Company to offer products that extend the benefits of visual modeling and automated software quality tools through more of the software development lifecycle, thereby creating an advantage over competitors whose product lines are less inclusive. See "Risk Factors--Risks Related to the Merger--Risks Associated with Integration of Operations," "--Risks Related to Rational and SQA-- Expansion of Product Lines; Dependence Upon New Product Introductions" and "--Risks Related to Rational and SQA--Competition."

    Accelerating Tighter Integration of Product Lines by Leveraging Combined Software Development Teams and Technologies. By combining their existing technologies and development teams, Rational and SQA believe that they will be able to integrate their product lines to provide a more comprehensive suite of tools more efficiently than if either company were to attempt to expand its product line without the assistance of the other. In particular, Rational plans to integrate its Rose visual modeling products with SQA's testing suite by enabling Rose-generated design models to be used in the creation of test plans, test designs and the test scripts that drive the tests run by SQA tools. See "Risk Factors--Risks Related to the Merger-- Risks Associated with Integration of Operations" and "--Risks Related to Rational and SQA--Expansion of Product Lines; Dependence Upon New Product Introductions."

    Accelerating Sales Force Development by Combining Rational's Direct, Major-Account Sales Organization with SQA's Telesales Force. Rational primarily employs a direct selling approach through its major-account sales and technical consulting organization in the United States, Canada, Europe and in the Asia/Pacific/Latin America region. Rational has begun building a telesales organization, and is in the early stages of developing additional channels such as original equipment manufacturers ("OEMs"), VARs and independent software vendors ("ISVs"). The majority of SQA's revenues are derived from its extensive direct telesales operation and its wide range of partners and distributors in the United States and approximately 30 other countries. Rational and SQA believe that the Merger will establish a more comprehensive and pervasive worldwide distribution channel than either company has today, without Rational being required to incur many of the risks and expenses that would otherwise be necessary to expand its telesales and indirect distribution channels, and without SQA being required to incur many of the risks and expenses that would otherwise be necessary to develop and expand a direct sales and technical consulting force. See "Risk Factors--Risks Related to the Merger--Risks Associated with Integration of Operations," "--Risks Associated with Effect of Merger on Resellers and Customers," "--Risks Related to Rational and SQA--Dependence Upon Strategic Relationships," "--Risks Associated with International Operations," "--Risks Related to Rational-- Dependence Upon Sales Force and Other Channels of Distribution" and "-- Risks Related to SQA--Expansion of Indirect Channels; Potential for Channel Conflict."

    Sharing Administrative and Operational Expenses. Rational and SQA believe that the sharing of certain administrative and operational expenses will permit cost savings through the elimination of certain duplicate costs. However, Rational and SQA expect that near-term costs will increase as a result of Merger and integration related expenses, and that cost savings arising from reduced headcount and consolidation of facilities immediately following the Merger will be less significant than long-term economies of scale. See "Risk Factors--Risks Related to the Merger--Risks Associated with Integration of Operations" and "--Costs of Integration; Transaction Expenses."

RATIONAL'S REASONS FOR THE MERGER

  In addition to the anticipated joint benefits described above, the Rational Board believes that the following are reasons that the Merger will be beneficial to Rational and for stockholders of Rational to vote FOR the proposal set forth herein:

    Maintaining Technology Leadership. Rational's business strategy includes maintaining technology leadership by continuing to enhance its products and integrate additional tools that strengthen and extend its support for component-based development. Rational believes that the addition of SQA's automated testing tools to its product line will further this strategy.

    Complementing the Visual Test Acquisition with SQA Suite. Rational believes that Visual Test, which it acquired from Microsoft in October 1996, addresses a different audience than that addressed by SQA Suite. Rational believes Visual Test is used most extensively by ISVs for C and C++ products, while SQA Suite is used most extensively by developers of enterprise information systems using Visual Basic and PowerBuilder. By offering both products, Rational believes that the Combined Company will be able to reach a broader customer base than it could reach solely with Visual Test. Moreover, Rational may be able to enhance the Visual Test product by incorporating certain features and technologies from SQA products into Visual Test. See "Risk Factors--Risks Related to the Merger-- Risks Associated with Integration of Operations" and "--Risks Related to Rational--Acquisition of the Visual Test Product."

    Expanding Market Penetration by Gaining Access to SQA Customer
  Base. Rational believes that SQA has been successful in gaining market penetration in the enterprise information customer base. Rational also believes that sales of testing tools require less customer education and reorientation than sales of other offerings in Rational's product lines. Because individual products are often the first step in a broader customer relationship, Rational believes that gaining access to existing and future customers of SQA's testing tools will increase its opportunities to sell additional Rational products. See "Risk Factors--Risks Related to the Merger--Risks Associated with Effect of Merger on Resellers and Customers."

    Expanding Presence in Windows Client/Server Market. Rational's business strategy includes supporting the major UNIX platforms, Windows 95 and Windows NT. The addition of SQA's products, which currently are designed for use on computers using Microsoft's Windows operating system and for testing Windows-based client/server applications, is expected to extend Rational's reach into the Windows client/server market. See "Risk Factors-- Risks Related to SQA--Dependence Upon Client/Server Environment" and "-- Dependence Upon Microsoft's Windows Operating System."

    Expanding and Strengthening Strategic Relationships. SQA has strategic distribution and joint marketing relationships with Microsoft, PeopleSoft, Borland, Mitsubishi, Sybase, Informix, Oracle, Centura and numerous VARs. Rational believes that leveraging relationships already established by SQA will be more successful than attempting to enter into similar arrangements in the absence of such existing relationships. In addition, Rational and SQA have certain joint marketing relationships with common business partners. Rational believes that the Merger will allow such partners' previously divided attention and resources to be focused on supporting the Combined Company. See "Risk Factors--Risks Related to the Merger--Risks Associated with Effect of Merger on Resellers and Customers" and "--Risks Related to Rational and SQA--Dependence on Strategic Relationships."

  In the course of its deliberations in meetings held on November 10, 1996, November 11, 1996 and November 12, 1996, the Rational Board also considered a number of factors relevant to the Merger in addition to the benefits of the Merger outlined above under "--Joint Reasons for the Merger" and "--Rational's Reasons for the Merger." In particular, (i) the Board considered historical information concerning Rational's and SQA's respective businesses, financial positions, results of operations, product development schedules and technologies, including information filed with the SEC by SQA since its initial public offering in December 1995; (ii) the Board considered Rational management's view of the financial condition, results of operations and business of SQA, based on Rational management's due diligence and on publicly available industry analysts' reports and earnings estimates; (iii) the Board considered information regarding the major companies in the software-testing tools market, including information that had been acquired by Rational management and the Board in connection with Rational's October 1996 acquisition of the Visual Test product; (iv) the Board considered, with the assistance of Rational's financial advisor, the comparative stock prices of Rational Common Stock and SQA Common Stock; current financial market conditions; historical market prices, volatility and trading information with respect to Rational Common Stock and SQA Common Stock; the premiums to market and multiples paid in other comparable merger and acquisition transactions; an analysis of the respective contributions to revenues, gross profits, operating income and net income of the combined companies based on industry analysts' reports and estimates; and an analysis of the impact of the proposed Merger on Rational's earnings per share; (v) the Board considered the oral opinion of Hambrecht & Quist delivered November 12, 1996, subsequently confirmed in writing, that as of such date, the Exchange Ratio of 0.86 of a share of Rational Common Stock for each outstanding share of SQA Common Stock is fair, from a financial point of view, to Rational; (vi) the Board considered the number of shares of SQA Common Stock that were currently, or could become prior to the Effective Date, subject to outstanding options, warrants and employee stock purchase plan rights, and the number of additional shares of Rational Common Stock that would be necessary to satisfy such obligations following the Merger; (vii) the Board considered the expectation that the Merger will qualify for pooling of interests treatment for financial reporting purposes; (viii) the Board considered the expectation that the Merger will be tax free for federal income tax purposes; (ix) the Board considered, with the assistance of Rational's legal counsel, the terms of the Agreement and the Stock Option Agreement, including without limitation the break-up fee provisions, Rational's ability to exercise its right to purchase SQA Common Stock under the Stock Option Agreement, the circumstances under which either Rational or SQA can terminate the Agreement and the conditions to closing the Merger; (x) the Board considered the compatibility of the corporate cultures and management teams of Rational and SQA, which the Rational Board considered important for the successful integration of the companies; (xi) the Board considered information provided by management, and legal, accounting and financial advisors as to the results of their due diligence investigation of SQA; and (xii) the Board considered that the consummation of the Merger requires the approval of the majority of the votes cast at the Rational Meeting and the majority of the shares of SQA Common Stock outstanding as of the record date for the SQA Meeting.

  The Rational Board also identified and considered a variety of potentially negative factors in its deliberations concerning the Merger, including without limitation the following factors: (i) the risk that, despite the intentions and efforts of the parties, the benefits sought to be achieved in the Merger will not be achieved, or that integration of the technologies, products, sales organizations or other operations of the two companies, if possible at all, may require more time, expense and management attention than anticipated;
(ii) the difficulties of integrating and managing operations at separate geographic locations; (iii) the risk that the market price of Rational Common Stock might be adversely affected by, and that customer and reseller confusion could arise from, the public announcement of the Merger; (iv) the potential dilutive effect of the issuance of Rational Common Stock in the Merger;
(v) the substantial charges expected to be incurred, primarily in the quarter ending March 31, 1997, in connection with the Merger, including the transaction expenses arising from the Merger and costs associated with combining the operations of the two companies; (vi) the risk that, despite the intentions and efforts of the parties, certain key technical, sales and management personnel of SQA or Rational might leave before or after consummation of the Merger; (vii) the adverse effects on Rational's business, operating results and financial condition if the Merger were not consummated following public announcement that the Agreement had been entered into; and (viii) the other risks described above under "Risk Factors." The Rational Board believed that these risks were outweighed by the potential benefits of the Merger.

SQA'S REASONS FOR THE MERGER

  In addition to the anticipated joint benefits described above, the SQA Board believes that the following are additional reasons the Merger will be beneficial to SQA and for stockholders of SQA to vote FOR the proposal set forth herein:

    Expanding Product Offerings with Complementary Products. SQA believes that the combination of Rational's and SQA's products will provide a comprehensive solution to component-based development and testing of software systems. The combined technological and engineering resources of Rational and SQA are expected to allow the Combined Company an opportunity to offer an integrated package of software development and testing tools that perform together to meet customer needs.

    Expanding Market Penetration. Rational has a sales force and distribution system that are expected to complement SQA's sales and distribution resources. Rational has established a major-account direct sales and technical consulting organization based on a team-selling model. SQA markets and sells it products and services primarily through (i) a telesales force supplemented by field sales engineers and a direct sales force and (ii) indirectly through an extensive network of resellers and distributors. The combined sales resources may provide expanded opportunities to market Rational's and SQA's products to new and existing customers.

    Focusing on Strategic Opportunities. SQA believes that integrating the object-level testing it pioneered with Rational's component-based software development tools will offer significant strategic advantages in the software development and testing tools industry. SQA believes that the Merger will strengthen its strategic position in the industry and that the SQA stockholders will have the opportunity to participate in the potential growth of the Combined Company after the Merger.

  In the course of its deliberations during SQA Board meetings held on November 10, 1996, November 11, 1996 and November 12, 1996, the SQA Board reviewed with SQA management and considered, in addition to the benefits of the Merger outlined above under "--Joint Reasons for the Merger" and "--SQA's Reasons for the Merger," a number of factors relevant to the Merger, including the following: (i) historical information concerning SQA's and Rational's respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter for each company filed with the SEC; (ii) SQA management's view as to the financial condition, results of operations and businesses of Rational and SQA before and after giving effect to the Merger based on management due diligence and publicly available financial information; (iii) current financial market conditions and historical market prices, volatility and trading information with respect to Rational Common Stock and SQA Common Stock; (iv) the consideration to be received by SQA stockholders in the Merger and the relationship between the market value of the Rational Common Stock to be issued in exchange for each share of SQA Common Stock and a comparison of comparable merger transactions; (v) the Board's assessment of the strengths and capabilities of Rational's senior officers; (vi) the belief that the terms of the Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;
(vii) SQA management's view as to the prospects of SQA as an independent company; (viii) SQA management's view as to the potential for other third parties to enter into strategic relationships with or to acquire SQA; (ix) the impact of the Merger on SQA's customers and employees; and (x) reports from management, legal, accounting and financial advisors as to the results of their due diligence investigation of Rational. The SQA Board also considered the terms of the proposed Agreement regarding SQA's right to consider and negotiate other acquisition proposals in certain circumstances, as well as the possible effects of the provisions regarding the termination fees and the Stock Option Agreement. In addition, the SQA Board noted that the Merger is expected to be accounted for as a pooling of interests and that no goodwill is expected to be created on the books of the Combined Company as a result thereof. The SQA

Board considered the oral opinion of Robertson, Stephens & Company ("RS & Co.") delivered at the November 12, 1996 meeting of the SQA Board of Directors, subsequently confirmed in writing, which concluded that the Purchase Price Value, as defined in RS & Co.'s written opinion, was fair to SQA stockholders from a financial point of view on such date. A copy of RS & Co.'s opinion is included as Annex D, and stockholders are urged to review this opinion carefully.

  The SQA Board also identified and considered a number of potentially negative factors in its deliberations concerning the Merger, including, but not limited to: (i) the risk that the potential benefits sought in the Merger might not be fully realized; (ii) the possibility that the Merger would not be consummated and the effect of the public announcement of the Merger on (a) SQA's sales and operating results, (b) SQA's ability to attract and retain key management, marketing and technical personnel and (c) progress of certain development projects; (iii) the potential dilutive effect of the issuance of Rational Common Stock in the Merger; (iv) the substantial charges to be incurred, primarily in the quarter ending March 31, 1997 in connection with the Merger, including costs of integrating the businesses and transactions expenses arising from the Merger; (v) the risk that despite the efforts of the Combined Company, key technical and management personnel may not remain employed by the Combined Company; (vi) the difficulty of managing separate operations at different geographic locations; and (vii) the other risks described under "Risk Factors" herein. The SQA Board believed that these risks were outweighed by the potential benefits of the Merger.

MATERIAL CONTACTS AND BOARD DELIBERATIONS

  The market for software engineering tools is increasingly competitive and rapidly changing. Rational believes that extending its product offerings with automated software quality testing tools, such as those offered by SQA, will assist it in maintaining its position as an industry leader. Similarly, the automated software quality testing tools industry has also experienced increasing competition, accompanied by a rapid trend toward consolidation. As a result of these factors, both Rational and SQA frequently evaluate strategic relationships of various forms, such as potential OEM arrangements, joint-marketing relationships, and potential business combinations with other companies in the same and closely related fields.

  In July 1996, Microsoft raised with Rational the prospect that Rational might acquire from Microsoft the Visual Test product in the context of a broader relationship with Microsoft. In response, Rational's Board and management began to further evaluate the possibilities of adding automated software quality testing capabilities to the company's existing product lines.

  In the summer of 1996, when Rational was evaluating the potential purchase of the Visual Test product from Microsoft, the Rational Board and management team considered technical, market and valuation comparisons with products from leaders in the automated software testing tools market, including SQA, Pure Atria Software Corporation, Mercury Interactive, Inc., and Segue Software, Inc., among others. In addition, as part of its due diligence relating to the Visual Test acquisition, Rational learned of a relationship between Microsoft and SQA, including joint-marketing and joint seminars, and that a Microsoft official had been quoted as favorably commenting on SQA in the SQA annual report. In the course of these evaluations, the Rational Board and management team gained heightened familiarity with the technology, products and competitive position of SQA.

  On August 30, Rational President Michael Devlin and SQA President Ronald Nordin met at SQA headquarters in Burlington, Massachusetts to informally introduce the two companies, to explore a possible joint- marketing relationship and to discuss the scope of technical review of the companies products necessary prior to commencing joint-marketing efforts. At the completion of the meeting, Messrs. Devlin and Nordin agreed that some form of joint-marketing relationship between the two companies might be mutually advantageous, and that follow-up discussions would take place to determine what, if any, form that relationship should take.

  On September 20, Mr. Nordin and SQA Chief Financial Officer Thomas Bogan met with Rational Chief Executive Officer Paul Levy, Mr. Devlin, and Rational Chief Financial Officer Robert Bond in Santa Clara,

California. At the meeting, each company's executives made presentations covering their respective company's business strategy, technology, products, sales and marketing resources, competition and operating results. In addition, the SQA and Rational teams discussed joint-marketing options to capitalize on potential synergies between the products of the two companies, including OEM and VAR distribution strategies. Particular emphasis was placed on the technical review that each company would need to conduct of the other's products and technology prior to entering into any type of joint-marketing arrangement.

  On October 2, Rational acquired Visual Test from Microsoft.

  On October 9, Mr. Devlin and one of Rational's product managers, Hugo Sanchez, met at SQA headquarters with representatives of SQA's development and marketing teams for demonstrations of each other's products and technical review, as well as further discussion of potential joint-marketing efforts.

  Throughout October, Messrs. Devlin and Nordin remained in contact by telephone regarding the possibility of a joint-marketing alliance. Mr. Devlin indicated that, while Rational was interested in pursuing a joint- marketing relationship with SQA, Rational's immediate priority would be the successful completion of the public offering of its Common Stock, announced on October 3.

  On October 25, at a regularly scheduled meeting, the SQA Board received a report from senior management, in response to a request from the SQA Board, on the desirability of exploring long-term strategic relationships geared toward expanding SQA's product offerings with complementary products, building and strengthening SQA's domestic and international distribution channels and investing in technologies relating to Internet and intranet environments. The SQA Board discussed the possible use of acquisitions of complementary products or technologies as part of SQA's overall business strategy, as well as the importance of building sales and marketing infrastructure and investing in new technologies. The SQA Board discussed the consolidation taking place within the automated software quality products industry and the importance of building a stronger organization through acquisitions and strategic relationships.

  On November 1, Mr. Devlin called Mr. Nordin to discuss how best to finalize the proposed joint-marketing relationship between the two companies. Messrs. Devlin and Nordin discussed the fact that the technical review conducted to date had been satisfactory to both companies, that the sales and marketing resources of the two companies appeared to be complementary, and that the cultures of the two companies seemed to be compatible. Messrs. Nordin and Devlin discussed that, given the consolidation occurring in the automated software development and testing tools industries, it would be desirable to consider a strategic combination of the Rational and SQA businesses. Messrs. Devlin and Nordin agreed that any such consideration required the input of the other senior executives of both companies, and agreed to schedule a follow-up meeting for that purpose.

  On November 6, Messrs. Nordin, Bogan, Levy, Devlin and Bond held a full-day meeting in the San Francisco Bay area to consider a potential combination of Rational's and SQA's businesses. To facilitate discussions of this potential transaction, Rational and SQA entered into a mutual confidentiality and standstill agreement, which provided that the information disclosed in connection with such discussions would be used solely for the purpose of evaluating a possible business transaction or strategic relationship, and that for a period of 18 months following the date of the agreement, neither party would participate in an unsolicited attempt to acquire the other. The Rational and SQA executives discussed the companies' respective business strategies, technologies and products, and focused on the feasibility of combining operations, the compatibility of the companies' management teams, the potential synergies of such a combination in terms of product lines and competitive position, the relative financial positions of the two companies, and the anticipated role of SQA within a combined company. The two teams also began to explore basic terms for a potential transaction. Based on these discussions, the Rational and SQA executives preliminarily discussed relative valuations of the two companies and the range of premiums that would be acceptable to both companies. The Rational and SQA teams agreed to promptly engage their respective financial advisors to assist them in further due diligence and to assist them in establishing an appropriate exchange ratio should the companies decide to proceed with a combination following additional due diligence.

  After the November 6 meeting, management of each company contacted their respective legal counsel regarding the potential acquisition of SQA by Rational, and discussed various structural alternatives and timing issues. On November 7, Mr. Bond met with legal counsel to Rational to review issues and requirements involved in the proposed acquisition, and to commence the documentation process in parallel with further management discussions of terms and conditions.

  On November 7, Rational engaged Hambrecht & Quist to act as its financial advisor in connection with the proposed business combination, and formally entered into an engagement letter with Hambrecht & Quist on November 12. On November 7, Mr. Bogan discussed with RS&Co. the organization of a team to commence preliminary work on a valuation analysis. On November 8, SQA entered into an engagement letter formally retaining RS&Co. to act as its financial advisor in connection with the proposed business combination.

  Between November 7 and November 12, representative of the two companies and their respective legal, financial and accounting advisors met personally and via numerous conference calls to conduct additional due diligence and to explore further potential synergies and risks involved in the proposed combination. Among the numerous meetings and conversations during this time period, (i) Messrs. Levy and Devlin met with the SQA Board, as discussed in more detail below, to discuss the proposed Merger and to address the Board's questions and concerns; (ii) Messrs. Levy, Devlin and Bond held numerous meetings and conversations with SQA management to discuss integration of products, marketing strategies, sales forces, distribution channels, product development plans, administrative organizations, personnel and employee benefit plans; (iii) Mr. Devlin held a number of meetings with SQA management team members to discuss their proposed post-Merger job responsibilities with the Combined Company; (iv) a representative of Rational's financial advisor, Hambrecht & Quist, conducted due diligence interviews with members of SQA's management team and SQA's financial advisor, RS&Co.; (v) Mr. Bond had an extensive conversation with a representative of RS&Co., during which he reviewed in detail the information that had been prepared by Rational in connection with its recent public offering, as well as published reports of industry analysts; (vi) representatives of RS&Co. also conducted due diligence interviews with Messrs. Levy and Devlin; (vii) representatives of SQA's independent accountants, Arthur Andersen, LLP ("Arthur Andersen"), conducted due diligence of Rational in the San Jose, California offices of Rational's independent auditors, Ernst & Young LLP ("Ernst & Young"), during which Mr. Bond was available and responded to questions of Arthur Andersen; (viii) Messrs. Nordin and Bogan held numerous meetings with representatives of Arthur Andersen, RS&Co. and legal counsel to review the status of due diligence and valuation analysis of both companies; (ix) representatives of Ernst & Young conducted due diligence of SQA in the Boston, Massachusetts offices of Arthur Andersen, during and after which the representatives of Ernst & Young communicated their findings to Mr. Bond, Timothy Brennan, Rational's Vice President, Finance and Administration, and Brian Stang, Rational's Controller;
(x) attorneys from SQA's legal counsel, Testa, Hurwitz & Thibeault, LLP ("THT"), conducted due diligence concerning certain Rational agreements and corporate records at the offices of Rational's legal counsel, Wilson Sonsini Goodrich & Rosati, P.C. ("WSGR"), in Palo Alto, California, discussed by telephone with attorneys at WSGR certain other legal matters pertaining to Rational, reviewed reports filed by Rational with the SEC, and reported their findings to SQA management; and (xi) attorneys from WSGR reviewed certain SQA agreements and corporate records requested and received from THT, discussed by telephone with attorneys at THT certain other legal matters pertaining to SQA, reviewed reports filed by SQA with the SEC, and reported their findings to Rational management. Also between November 7 and November 12, Rational's and SQA's respective legal counsel, financial advisors, independent auditors and executive officers had extensive meetings and conversations regarding the terms of the Agreement and related documents, including without limitation the terms of the proposed Stock Option Agreement, the Participation Agreement, the circumstances under which Rational or SQA could terminate the Agreement, the conditions upon which any break-up fees would be payable and the amount of such fees, and the representations, warranties, covenants and conditions to closing to be set forth in the Agreement.

  On November 10, Rational provided a draft of the Agreement to SQA and its counsel.

  On November 10, the SQA Board, with one attendee participating by telephone and all other directors attending in person, reviewed with the senior management of SQA various open issues and the status of SQA's due diligence review of Rational. SQA's legal and financial advisors and accountants gave reports on the status of their due diligence review. During the course of the meeting, the Board had extensive discussions with Messrs. Levy and Devlin, who were invited to attend a portion of the Board meeting to discuss the potential synergies and risks of combining the two companies and the operational issues associated with the proposed business combination, and to address questions and comments of the SQA directors. SQA's legal counsel reviewed the Board's fiduciary duties in considering the proposed strategic business combination. The SQA Board then reviewed Rational financial information available from SEC filings and published industry analysts' reports. The SQA Board engaged in extensive discussion regarding the strategic advantages of the proposed Merger, as well as a comparison of entering into the proposed business combination as opposed to continuing as a separate company, with or without a joint-marketing relationship with Rational. In particular, the Board discussed the strength of the Rational management team and its likely compatibility with the SQA management team, the advantage in product development and distribution that a combined entity would likely have, and the complementary nature of the product lines and marketing strategies already existing at each company. The Board noted that the possibility of combining Rational's strength in modeling with SQA's testing capabilities presented a mutually beneficial opportunity for both companies. The Board also discussed in detail the proposed Exchange Ratio, which had been determined through arms-length negotiations, noting that the price being negotiated represented a significant premium over the prevailing price of SQA Common Stock. The SQA Board also considered potentially negative factors related to the proposed Merger, including without limitation the difficulty and expense of integrating the two geographically separated companies, the risk that the expected benefits of the Merger might not be realized, the fact that Rational Common Stock had recently traded at levels higher than its historical trading prices and the potential volatility of the Rational Common Stock price, the destabilizing effect that a Merger announcement could have on SQA personnel, customers and resellers, and the potential risks to SQA if the Merger were not consummated following public announcement of the proposed transaction. Open issues were summarized and included without limitation (i) the terms of the proposed Merger, including final determination and approval of the Exchange Ratio, conditions to closing, fairness opinions, under what circumstances break-up fees would be paid, the amounts of break-up fees, the terms of the proposed Stock Option Agreement and the proposed Participation Agreement, and interim covenants and termination events, (ii) potential market reaction to the proposed combination and (iii) issues related to the integration of operations and products following a merger. The SQA Board authorized and instructed SQA management to continue discussions with representatives of Rational regarding the proposed Merger.

  On November 10, the Rational Board met via telephone conference call, with all directors participating, to discuss the elements of a potential acquisition of SQA by Rational. Rational's legal counsel reviewed with the Board its fiduciary obligations to stockholders in considering the acquisition. In addition, Rational's legal counsel, financial advisors and accountants gave reports on the status of their due diligence review of SQA. Rational's financial advisor reviewed with the Board analyses of SQA financial information available from documents filed with the SEC, as well as publicly available industry analysts' reports on SQA. Rational's legal counsel and management participated in a detailed discussion with the Board regarding the proposed terms of the Agreement, the Stock Option Agreement and the Participation Agreement. The Board then discussed the expected impact of the proposed Merger on Rational's business strategy, including the strategic advantages of the proposed Merger as it related to product development and extension of product lines, sales and marketing efforts and organizational structure, as well as the sharing of administrative and other expenses. The Board noted in particular the apparent complementary product lines and sales organizations and the potential economies of scale that could be achieved by combining the Rational and SQA businesses. The Rational Board also considered the advantages and disadvantages of pursuing the proposed business combination as opposed to establishing a joint-marketing arrangement with SQA. The Board considered the potentially negative factors associated with the Merger, including without limitation the risk that the benefits sought to be achieved in the Merger would not be realized, the potential dilutive effect of the issuance of Rational Common Stock in the Merger, the expense and difficulty of integrating the two geographically separated businesses, the adverse effect that announcement of the Merger could have on Rational personnel, customer confusion that could result from announcement of the

Merger, and the adverse effects on Rational's business, operating results and financial condition if the Merger were not consummated following public announcement of the proposed transaction. The Board further discussed the expected impact of the proposed Merger on Rational's anticipated revenues and existing financial model, and whether the Merger was expected to be accretive or dilutive. The Rational Board discussed additional considerations surrounding the transaction as proposed by management, including without limitation (i) the possibility and desirability of offering Mr. Nordin a directorship with Rational effective as of the closing of the proposed Merger,
(ii) certain events, including material adverse changes, the occurrence or non-occurrence of which would be a condition to consummation of the proposed Merger, (iii) the financial strength and accounting procedures of SQA, including the circumstances surrounding the change of SQA's Chief Financial Officer in June 1996, (iv) issues relating to the acceleration of stock options of certain SQA employees that would be triggered by the acquisition of SQA, (v) the desirability of entering into employment agreements with certain senior SQA personnel effective as of the closing of the proposed Merger, and
(vi) the sequence of events relating to further consideration and approval or disapproval of the proposed acquisition. The Rational Board authorized and instructed Rational management to continue discussions with representatives of SQA regarding the proposed Merger.

  On November 11, the Rational Board, with four directors participating by telephone and all other directors attending in person, met in Boston, Massachusetts, along with representatives of Rational's financial advisor.
Mr. Bond and Rational's legal counsel participated by telephone. Rational's legal counsel began the meeting with a review of the issues relating to the acquisition before the Board in the context of the Board's duty to meet fiduciary obligations to Rational stockholders. Messrs. Levy and Devlin then reported to the Rational Board on the meeting which they and Rational's financial advisor had attended with SQA's Board on November 10, as well as their meetings with various members of the SQA management team. Next, Rational's financial advisor made a presentation regarding the fairness of the terms under consideration to Rational stockholders, including (i) financial analyses of the proposed acquisition, (ii) a discussion of the operations of the two companies in the interim between signing the Agreement and the Effective Time of the proposed Merger, (iii) lessons learned from other recent business combinations in related industries, (iv) potential effects of the announcement of the proposed Merger on each company's stock price, and (v) certain employee matters relating to SQA. Next, management and legal counsel reported to the Board and responded to the Board's questions on the status of the negotiations on the Agreement and related documents. The Board considered the principal remaining open issues to be the final determination and approval of the Exchange Ratio, the circumstances under which SQA could consider competing offers, the conditions under which Rational or SQA could terminate the Agreement, break-up fee provisions, the terms of the proposed Stock Option Agreement and Participation Agreement, and whether Mr. Nordin should be offered a position on the Rational Board conditioned upon the effectiveness of the proposed Merger.

  On November 11, the SQA Board, with two attendees participating by telephone and all other directors attending in person, met in Boston, Massachusetts, with the members of senior management of SQA and SQA's legal counsel and financial advisors to discuss the status of negotiations with Rational. SQA's legal counsel held discussions regarding the SQA Board's fiduciary duties in considering the proposed strategic business combination in the context of issues before the SQA Board and reviewed for the SQA Board the proposed terms of the Agreement and related documents, including without limitation the Stock Option Agreement, the Participation Agreement, the ability to consider competing offers, termination events and under what circumstances break-up fees would be paid by the parties and the amount of such fees. The SQA Board focused extensively on the terms of the proposed Stock Option Agreement. The SQA Board also discussed the potential market reaction to the proposed combination, and the impact of an Exchange Ratio based on the then current trading prices for Rational Common Stock and SQA Common Stock, with a potential premium of approximately 35% for the SQA stockholders. The SQA Board instructed SQA's management team to continue negotiations with Rational, with particular attention to protecting the interests of SQA stockholders with respect to the issues discussed during the course of the meeting.

  On November 12, the Rational Board, with three directors participating by telephone and all other directors attending in person, met in Boston, Massachusetts, with Rational's financial advisor to review and vote on the

Agreement and the transactions contemplated thereby. Mr. Bond and Rational's legal advisor participated by telephone. At this meeting, (i) management of Rational reported on the agreement that had been reached with respect to the principal remaining issues relating to the proposed acquisition, (ii) management responded to questions regarding various aspects of the proposed acquisition and (iii) Rational's legal counsel reviewed the proposed definitive terms of the Agreement and related documents. Hambrecht & Quist made a presentation to the Rational Board regarding the Exchange Ratio, reviewed detailed financial analyses and pro forma and other information with respect to the companies and delivered its oral opinion to the Rational Board that the proposed Exchange Ratio of 0.86 of a share of Rational Common Stock for each share of SQA Common Stock was fair to the stockholders of Rational from a financial point of view as of such date. Mr. Bond reported that Rational's accountants had confirmed that pooling-of-interests accounting treatment was available for the proposed Merger. The Board then considered a draft press release to announce the Merger, and engaged in extensive discussion of the risks associated with announcing a proposed business combination if the Merger were not ultimately consummated. The discussion included a detailed review of the negotiated terms that increased and decreased such risks, including the circumstances under which SQA could consider competing offers or terminate the Agreement, the conditions to closing the Merger, the amount and conditions to triggering break-up fees, the terms of the Stock Option Agreement, and the terms and proposed parties to the Participation Agreement. Rational's legal advisor commented on the legal framework within which such terms could be and had been negotiated, including relevant case law regarding the fiduciary duties of both the SQA Board and the Rational Board. Rational's financial advisor commented on the comparability of such terms to terms negotiated in similar transactions.

  At the conclusion of the November 12 meeting, the Rational Board approved the Agreement and related agreements. Daniel H. Case III, a member of the Rational Board and President and Chief Executive Officer of Hambrecht & Quist, Rational's financial advisor, participated in the discussions at all three Rational Board meetings, but abstained from voting on the Agreement and related agreements. See "Risk Factors--Risks Related to the Merger--Potential Conflicts of Interest" and "Approval of the Merger and Related Transactions-- Opinion of Rational's Financial Advisor."

  On November 12, the SQA Board, with two attendees participating by telephone and all other directors attending in person, convened to consider and vote upon the proposed Merger and related transactions. At this meeting, (i) senior management of SQA reported that agreement had been reached with respect to the Exchange Ratio, (ii) management responded to questions regarding various aspects of the proposed Merger, and (iii) SQA's legal counsel reviewed in detail the proposed definitive terms of the Agreement and related documents. RS&Co. made a presentation to the SQA Board, reviewed detailed financial analyses and pro forma and other information with respect to the companies and delivered its oral opinion to the SQA Board that the Purchase Price Value, as defined in RS&Co.'s written opinion, was fair to SQA from a financial point of view as of such date. The Board discussed the terms of the Agreement and the Stock Option Agreement, including the break-up fees, non-solicitation provisions, conditions to closing and termination provisions, which were arrived at through extensive arm's-length negotiations. The Board also discussed the ability of SQA to exercise its fiduciary duties in the event of an unsolicited competing bid prior to consummation of the Merger. In particular, senior management and SQA's legal counsel reported that the open issues the SQA Board had discussed at the November 11 Board meeting had been resolved satisfactorily.

  At the conclusion of the November 12 meeting, the SQA Board approved the Agreement and related agreements. Mr. Nordin abstained from the vote, although as President, Chief Executive Officer and a member of the Board of Directors of SQA, he participated in the discussions at all three SQA Board meetings. See "Risk Factors--Risks Related to the Merger--Potential Conflicts of Interest" and "Approval of the Merger and Related Transactions--Opinion of SQA's Financial Advisor."

  On November 12, following final approval by the Rational Board and the SQA Board, the Agreement and the Stock Option Agreement were executed by both companies and Rational and SQA issued a joint press release announcing the Merger.

OPINION OF RATIONAL'S FINANCIAL ADVISOR

  Rational retained Hambrecht & Quist to deliver a financial opinion letter in connection with the Merger. Hambrecht & Quist was selected by Rational's Board to provide an opinion (the "Hambrecht & Quist Opinion") based on Hambrecht & Quist's qualifications, expertise and reputation, as well as Hambrecht & Quist's investment banking relationship and familiarity with Rational.

  The full text of the written Hambrecht & Quist Opinion dated November 12, 1996, which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the scope of the review undertaken by Hambrecht & Quist in rendering the Hambrecht & Quist Opinion, is attached as Annex C to this Prospectus/Joint Proxy Statement. Rational stockholders are urged to read the Hambrecht & Quist Opinion carefully and in its entirety.

  Rational engaged Hambrecht & Quist to act as its financial advisor in connection with the Merger and to render an opinion as to the fairness from a financial point of view to Rational of the consideration to be paid by Rational in connection with the Merger. The Exchange Ratio was determined through negotiations between Rational and SQA, and not by Hambrecht & Quist. Hambrecht & Quist rendered its oral opinion, subsequently confirmed in writing, on November 12, 1996, to Rational's Board of Directors that, as of such date, the consideration to be paid by Rational pursuant to the Agreement is fair to Rational from a financial point of view. No limitations were placed on Hambrecht & Quist by the Board of Directors of Rational with respect to the investigation made or the procedures followed in preparing and rendering its opinion.

  In its review of the Merger, and in arriving at its opinion, Hambrecht & Quist, among other things: (i) reviewed the publicly available financial statements of Rational for recent years and interim periods to date and certain other relevant financial and operating data of Rational made available to Hambrecht & Quist from published sources; (ii) discussed with certain members of the management of Rational the business, financial condition and prospects of Rational; (iii) reviewed the publicly available financial statements of SQA for recent years and interim periods to date and certain other relevant financial and operating data of SQA made available to Hambrecht & Quist from published sources; (iv) discussed with certain members of the management of SQA the business, financial condition and prospects of SQA; (v) analyzed the pro forma impact of the Merger on earnings per share, consolidated capital and other financial ratios of Rational and SQA; (vi) reviewed and discussed with management of Rational and SQA, the strategic rationale for the Merger; (vii) reviewed the recent reported prices and trading activity for Rational's and SQA's Common Stock and compared such information and certain financial information of Rational and SQA with similar information for certain other companies engaged in businesses Hambrecht & Quist considered comparable to those of Rational and SQA; (viii) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions; (ix) reviewed the Agreement; (x) discussed the tax and accounting treatment of the Merger with Rational and Rational's legal counsel and accountants; and (xi) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data Hambrecht & Quist deemed relevant.

  Hambrecht & Quist did not independently verify any of the information concerning Rational or SQA considered in connection with their review of the Merger and, for purposes of its opinion, Hambrecht & Quist assumed and relied upon the accuracy and completeness of all such information. In connection with its opinion, Hambrecht & Quist did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of Rational or SQA, nor did they conduct a physical inspection of the properties and facilities of Rational or SQA. Hambrecht & Quist also assumed that neither Rational nor SQA was a party to any pending transactions, including external financings, recapitalizations or merger discussions, other than the Merger and those in the ordinary course of conducting their respective businesses. For purposes of their opinion, Hambrecht & Quist assumed that the Merger will qualify as a tax-free reorganization under the Code for the stockholders of Rational and that the Merger will be accounted for as a pooling of interests. Hambrecht & Quist's opinion is necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of the date of the opinion and any subsequent change in such conditions would require a reevaluation of such opinion.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The summary of the Hambrecht & Quist analyses set forth below does not purport to be a complete description of the presentation by Hambrecht & Quist to Rational's Board of Directors. In arriving at its opinion, Hambrecht & Quist did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hambrecht & Quist believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or of the following summary, without considering all factors and analyses, could create an incomplete view of the processes underlying the analyses set forth in the Hambrecht & Quist presentation to the Rational Board of Directors and its opinion. In performing its analyses, Hambrecht & Quist made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Rational and SQA. The analyses performed by Hambrecht & Quist (and summarized below) are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be acquired.

  The following is a brief summary of certain financial analyses performed by Hambrecht & Quist in connection with providing its written opinion to Rational's Board of Directors dated November 12, 1996:

  Contribution Analysis: Hambrecht & Quist analyzed the contribution of each of Rational and SQA to certain financial statement categories of the pro forma combined company, including revenue, gross profit, operating income, and net income. This contribution analysis was then compared to the pro forma ownership percentage of Rational and SQA stockholders in the pro forma combined company. Hambrecht & Quist examined the expected contributions to the Combined Company's revenues, gross profit, operating income and pro forma net income by Rational for fiscal 1997 and 1998 (i.e., the four quarters ending March 31), derived from Hambrecht & Quist's analyst's published estimates, and by SQA for calendar years 1996 and 1997 (i.e., the four quarters ending December 31 and projected for the quarter ending March 1997), derived from Wall Street's consensus estimates. For Rational, the net income estimates, excluding one time charges, were $20.9 million for fiscal 1997 and $30.3 million for fiscal 1998, and for SQA, the estimates were $3.3 million for calendar 1996 and $5.0 million for calendar 1997 and $3.6 million for fiscal 1997 and $5.7 million for fiscal 1998. Hambrecht & Quist observed that Rational stockholders are expected to own approximately 85% of the Combined Company equity at the close of the Merger, and the SQA stockholders are expected to own approximately 15% of the Combined Company equity at the close of the Merger. In fiscal 1997, it was estimated that Rational and SQA would have contributed approximately 82% and 18%, respectively, of the combined revenues; approximately 79% and 21%, respectively, of the combined gross profit; approximately 84% and 16%, respectively, of the combined operating income; and approximately 85% and 15%, respectively, of the combined pro forma net income. With respect to fiscal 1998 financial performance, it was estimated that Rational and SQA would have contributed approximately 80% and 20%, respectively, of the combined revenues; approximately 77% and 23%, respectively, of the combined gross profit; approximately 81% and 19%, respectively, of the combined operating income; and approximately 84% and 16%, respectively, of the combined pro forma net income.

  Pro Forma Merger Analysis: Hambrecht & Quist analyzed the pro forma impact of the Merger using Hambrecht & Quist's analyst's published estimates, excluding one time charges, of EPS for Rational in fiscal 1997 and fiscal 1998 of $0.53 and $0.70 (fully taxed $0.45 and $0.70), respectively, and for SQA in those same periods of $0.41 and $0.62, respectively. The analysis indicated that, after the first quarter of calendar year 1997, the earnings per share of the pro forma Combined Company would be higher than for Rational as a stand-alone company. The actual results and savings achieved by the Combined Company resulting from the Merger may vary adversely from the projected results and such adverse variations may be material.

  Premium Analysis: Hambrecht & Quist compared the implied price per share of the offer as of November 12, 1996 to the last sale price of SQA Common Stock on both November 11, 1996 and October 15, 1996 (the twenty-eighth business day preceding the announcement of the proposed merger) to similar premiums for certain technology transactions announced since January 1, 1994. Hambrecht & Quist analyzed 30 such public company to public company technology transactions and additionally analyzed a larger subset of public and private company transactions in the software sector. Hambrecht & Quist observed that the average one-day premium and four-week premiums paid in the selected public company to public company technology transactions were 34% and 43%, respectively. This compared with the proposed merger in which the one-day premium offered was 37% and the four-week premium offered was 37%.

  Discounted Cash Flow Analysis: Hambrecht & Quist analyzed the theoretical valuation of SQA based on the unleveraged discounted cash flow of the projected financial performance estimates of SQA derived from Wall Street's consensus estimates. However, because of the nature of SQA's business and the current market valuations for software companies, Hambrecht & Quist advised Rational's Board of Directors that this analysis did not provide meaningful information in the context of analyzing the fairness from a financial point of view of the Merger.

  Analysis of Publicly Traded Comparable Companies: Hambrecht & Quist compared selected historical and projected financial information derived from Wall Street's consensus estimates of SQA to publicly traded companies Hambrecht & Quist deemed to be comparable to SQA. Such data and ratios included market value, market value to historical net income, price per share to historical and projected earnings per share, market value to historical book value, and earnings per share growth rates. Hambrecht & Quist also examined the ratio of the enterprise value (market value plus debt less cash) to the earnings before interest and taxes and earnings before interest, taxes, depreciation and amortization. Companies used as comparable included selected high growth software companies including Business Objects, Integrated Systems, Intersolv, Mercury Interactive, Platinum Technology, Pure Atria, Segue and Visigenic. The foregoing multiples were applied to historical financial results of SQA for the twelve-month period ended September 30, 1996 and projected financial results of SQA derived from Wall Street analyst's published consensus estimates of earnings per share for SQA of $0.37 in calendar 1996 and $0.55 in calendar 1997. Hambrecht & Quist determined that the average multiple of the last-twelve-months revenues for these companies was 8.5. Hambrecht & Quist determined that the average multiple of book value for these companies was
7.8. Hambrecht & Quist determined that the average multiple of net income for these companies was 89.5. Hambrecht & Quist determined that, for the expected results for calendar year 1996, the average multiple of earnings per share for these companies was 106.6. Hambrecht & Quist determined that, for the expected results for calendar year 1997, the average multiple of earnings per share for these companies was 40.5. Hambrecht & Quist determined that the average multiple of earnings before interest and taxes or these companies was 74.4. Hambrecht & Quist determined that the average multiple of earnings before interest, taxes, depreciation and amortization for these companies was 58.2. Based on the analysis of publicly traded comparable companies, SQA's implied equity value ranged from approximately $218 million to approximately $349 million. This compared with an implied value of $313 million of SQA in the Merger, based on the closing price of Rational Common Stock on November 12, 1996.

  Analysis of Selected Merger and Acquisition Transactions: Hambrecht & Quist compared the proposed Merger with selected comparable merger and acquisition transactions. This analysis included 30 comparable public company to public company software transactions. In examining these transactions, Hambrecht & Quist analyzed certain income statement and balance sheet parameters of the acquired company relative to the consideration offered. Multiples analyzed included consideration offered to historical revenue, to historical cash flow from operations, to historical earnings before depreciation, interest and taxes, to historical earnings before interest and taxes, to historical income, to historical book value, and to historical net operating assets. Selected software transactions analyzed include Meta-Software/Avant!, Atria/Pure Software, Tivoli Systems/IBM, Davidson & Associates/CUC International, Hogan Systems/Continuum, Integrated Silicon Systems/Arcsys and Trinzinc/Platinum Technology. The consideration offered in the foregoing transactions was an average multiple of 6.5 times revenue, 30.7 times earnings before depreciation, interest and taxes, 33.0 times earnings before interest and taxes, 50.4 times net income, 8.2 times book value and 41.2 times cash flow from operations. Based on the analysis of selected merger and acquisition transactions, SQA's implied equity value ranged from approximately $132 million to $358 million. This compared with an implied value of $313 million of SQA in the Merger.

  No company or transaction used in the above analyses is identical to Rational or SQA or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the companies or company to which they are compared.

  The foregoing description of Hambrecht & Quist's opinion is qualified in its entirety by reference to the full text of such opinion which is attached as Annex C to this Prospectus/Joint Proxy Statement.

  Hambrecht & Quist, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, strategic alliances, negotiated underwriting, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Hambrecht & Quist is familiar with Rational, having acted as advisor in its merger with a publicly traded corporation formerly known as Verdix Corporation in March 1994 and as managing underwriter of its follow-on offerings in June 1995 and October 1996. Hambrecht & Quist received customary compensation in connection with such transactions. In the ordinary course of business, Hambrecht & Quist acts as a market maker and broker in the publicly traded securities of Rational and receives customary compensation in connection therewith, and also provides research coverage for Rational. In the ordinary course of business, Hambrecht & Quist actively trades in the equity and derivative securities of Rational for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Daniel H. Case III, the President and Chief Executive Officer of Hambrecht & Quist, is a Director of Rational.

  Pursuant to an engagement letter dated November 12, 1996, Rational has agreed to pay Hambrecht & Quist a fee ("Transaction Fee") equal to $1.0 million in connection with its services as financial advisor to Rational in connection with the Merger, including the rendering of a fairness opinion. Such Transaction Fee, with the exception of $250,000 payable to Hambrecht & Quist at the time of the delivery of its Fairness Opinion which sum will be credited against the Transaction Fee, is payable upon consummation of the Merger. Rational also has agreed to reimburse Hambrecht & Quist for its reasonable out-of-pocket expenses and to indemnify Hambrecht & Quist against certain liabilities, including liabilities under the federal securities laws or relating to or arising out of Hambrecht & Quist's engagement as financial advisor.

OPINION OF SQA'S FINANCIAL ADVISOR

  SQA retained RS & Co. to act as its financial advisor in connection with the Merger and to render an opinion as to the fairness, from a financial point of view, to SQA of the Purchase Price Value, as defined in RS & Co.'s written opinion, to be paid. At the November 12, 1996 meeting of the SQA Board, RS & Co. delivered an oral opinion, which was subsequently confirmed in writing, that as of such date and based on the matters described therein, the Purchase Price Value to be paid by Rational is fair to SQA from a financial point of view. The complete text of the written opinion of RS & Co. dated November 12, 1996, which sets forth the assumptions made, procedures followed, matters considered and scope of the review undertaken by RS & Co. in rendering its opinion, is attached hereto as Annex D. SQA stockholders are urged to read RS & Co's opinion in its entirety.

  RS & Co. did not recommend to the SQA Board that any specific amount of consideration constituted the appropriate consideration for the Merger. No limitations were imposed by the SQA Board on RS & Co. with respect to the investigations made or procedures followed by it in rendering its opinion. RS & Co.'s opinion to the SQA Board addresses only the fairness from a financial point of view of the Purchase Price Value to be paid to SQA, and does not constitute a recommendation to any SQA stockholder as to how such stockholder should vote at the SQA Meeting. RS & Co. expressed no opinion as to the tax consequences of the Merger, and RS & Co.'s opinion as to the fairness of the Purchase Price Value to be paid does not take into account the particular tax status or position of any holder of SQA Common Stock. In rendering its opinion, RS & Co. was not engaged as an agent or fiduciary of SQA stockholders or any other third party. The summary of the opinion of RS & Co. set forth in this Prospectus/Joint Proxy Statement is qualified in its entirety by reference to the full text of such opinion.

  In connection with the preparation of its opinion dated November 12, 1996, RS & Co., among other things: (i) reviewed financial information on SQA furnished to RS & Co. by SQA, including certain internal financial analyses and forecasts prepared by the management of SQA; (ii) reviewed publicly available information; (iii) held discussions with the management of SQA and Rational concerning the businesses, past and current business operations, financial condition and future prospects of SQA and Rational; (iv) reviewed the Agreement; (v) reviewed the stock price and trading history of SQA and Rational; (vi) reviewed the valuations of publicly traded companies which RS & Co. deemed comparable to SQA and Rational; (vii) compared the financial terms of the Merger with other transactions which RS & Co. deemed relevant; (viii) prepared a discounted cash flow analysis of SQA; (ix) analyzed the pro forma earnings per share of the Combined Company; and (x) made such other studies and inquiries, and reviewed such other data, as RS & Co. deemed relevant.

  The following paragraphs summarize all material quantitative and qualitative analyses performed by RS & Co. in arriving at its opinion and all such analyses reviewed with the SQA Board but does not purport to be a complete description of the analyses RS & Co. performed. RS & Co. used information on the financial condition of SQA as of a date or dates shortly before the Agreement was executed on November 12, 1996 and stock price information through the close of the market on November 11, 1996.

  Stock Price and Trading Analysis. RS & Co. reviewed the trading activity, including share price and trading volume, of SQA Common Stock for the period December 29, 1995 to November 11, 1996. RS & Co. noted that, since December 29, 1995, the daily closing prices of SQA Common Stock ranged from a high of $38.000 on May 21, 1996 to a low of $18.250 on July 25, 1996. RS & Co. also noted that the average closing price for the 20 trading days, 50 trading days, 100 trading days and 200 trading days up to and including November 11, 1996 was $25.625, $25.083, $24.448 and $26.642, respectively.

  Comparable Company Analysis. RS & Co. compared certain financial data and multiples of historical and projected income statement parameters for the twelve months ended September 30, 1996 and the 1996 and 1997 calendar years accorded to companies RS & Co. deemed comparable to SQA. These companies included: Forte Software, Inc., Rational Software Corporation, Pure Atria Corporation, Segue Software Inc. and Mercury Interactive Corporation (the "Comparable Companies"). Financial data compared included equity value, aggregate value (equity value less cash and equivalents plus debt) and projected earnings per share growth rate as reported by Robertson, Stephens & Company Institutional Research and third party sources. Multiples compared included aggregate value to revenue, aggregate value to operating income and price to earnings ratio.

  Based on aggregate value to revenue multiples of approximately 8.0 to 17.0x for the twelve months ended September 30, 1996, approximately 6.0 to 15.0x for projected calendar 1996 and approximately 5.0 to 12.0x for projected calendar 1997 for the Comparable Companies and after adjusting for SQA's net cash and equivalents, SQA's public market implied equity valuation ranged from $182 million to $481 million, or $20.58 to $54.33 per share.

  Based on equity value to net income multiples of approximately 60-110x for projected calendar 1996 and approximately 40-70x for projected calendar 1997 for the Comparable Companies, SQA's public market implied equity valuation ranged from $195 million to $358 million, or $22.01 to $40.35 per share.

  RS & Co. also valued SQA by applying a 25% and 50% acquisition premium to the above noted two public market valuations derived from the Comparable Companies. Based on those premiums, the public market implied equity valuation based on aggregate value to revenue multiples ranged from $228 million to $722 million, or $25.73 to $81.50 per share and the public market implied equity valuation based on equity value to net income multiples ranged from $244 million to $536 million, or $27.51 to $60.52 per share.

  Precedent Transaction Analysis. RS & Co. analyzed publicly available information for selected announced or completed acquisitions and mergers RS & Co. deemed comparable to the Merger. In examining these transactions, RS & Co. analyzed certain financial parameters of the acquired company relative to the consideration offered. Financial indicators compared included the equity consideration plus net debt assumed ("aggregate consideration") to latest twelve months revenue, equity consideration to latest twelve months net income, premiums implied by the offer price per share compared to one day and one month prior to announcement, latest twelve months revenue growth and latest twelve months operating margin. The acquisitions reviewed were: Red Pepper Software Company/ PeopleSoft, Inc.; Atria Software, Inc./Pure Software, Inc; RSA Data Security, Inc./Security Dynamics Technologies, Inc.; Sierra On-Line, Inc./CUC International, Inc.; Davidson & Associates, Inc./CUC International, Inc.; Tivoli Systems, Inc./International Business Machines Corporation, Integrated Silicon Systems, Inc./ArcSys, Inc.; Powersoft Corporation/Sybase Inc.; and Intuit, Inc. / Microsoft Corporation (the "Precedent Transactions").

  Based on aggregate consideration offered to latest twelve months revenue multiples of 8.0 to 15.0x and equity consideration offered to latest twelve months net income multiples of 60.0 to 130.0x for the Precedent Transactions, SQA's implied equity value ranged from $157 million to $348 million, or $17.76 to $39.25 per share.

  Discounted Cash Flow Analysis. RS & Co. performed a discounted cash flow analysis to estimate the present value of the stand-alone unlevered (before interest expense) after-tax cash flows of SQA financial projections prepared by the management of SQA. RS & Co. first discounted the projected, unlevered after-tax cash flows through 2001 using a range of discount rates from 15% to 30%. SQA's unlevered after-tax cash-flows were calculated as the after-tax operating earnings of SQA adjusted for the add-back of non-cash expenses and the deduction of uses of cash not reflected in the income statement. RS & Co. then added to the present value of the cash flows the terminal value of SQA in the fiscal year 2001, discounted back at the same discount rate. The terminal value was computed by multiplying SQA's projected operating income in the fiscal year 2001 by terminal multiples ranging from 20.0 to 40.0x. The discounted cash flow valuation indicated implied equity valuations from $176 million to $482 million, or $19.89 to $54.37 per share.

  Pro Forma Acquisition Analysis. RS & Co. analyzed the pro forma annual earnings per share of the combined company based on the Exchange Ratio and published estimates of SQA's and Rational's financial performance. Such analysis indicated that, in the absence of synergies, pro forma earnings per share of the Combined Company, compared to Rational as a stand-alone entity, would be increased by 0.7% and 1.1% for calendar years ending 1996 and 1997, respectively, and would be decreased by 0.8% in the first calendar quarter of 1997, remain the same in the second calendar quarter of 1997, be increased by 1.9% in the third calendar quarter of 1997 and be increased by 2.6% in the fourth calendar quarter of 1997.

  Historical Exchange Ratio Analysis. RS & Co. compared the exchange ratios implied by the average closing prices and volume weighted average closing prices of SQA and Rational common stock for certain periods up to and including November 11, 1996.

  Based on the exchange ratios implied by historical daily closing stock prices of SQA and Rational, RS & Co. noted that the Exchange Ratio represented a premium of 27.0%, 33.6%, 33.0% and 17.3% over the 10 trading day, 20 trading day, 30 trading day and 60 trading day averages up to and including November 11, 1996. RS & Co. also noted that the Exchange Ratio represented a premium of 34.0% over the approximate one month period beginning October 9, 1996 and ending November 11, 1996 and discount of 28.4% over the period since SQA's initial public offering on December 13, 1995.

  Based on the volume weighted exchange ratios implied by historical daily closing stock prices and trading volumes of SQA and Rational, RS & Co. noted that the Exchange Ratio represented a premium of 29.6%, 30.5%, 30.1% and 21.6% over the 10 trading day, 20 trading day, 30 trading day and 60 trading day averages up to and including November 11, 1996. RS & Co. also noted that the Exchange Ratio represented a premium of 30.5% over the one month period beginning October 9, 1996 and ending November 11, 1996 and discount of 19.2% over the period since SQA's initial public offering on December 13, 1995.

  The preparation of fairness opinions involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances; therefore, such opinions are not readily susceptible to summary description. In arriving at its opinion, RS & Co. did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, RS & Co. believes its analyses must be considered as a whole and that considering any portion of such analyses and current factors could create a misleading or incomplete view of the process underlying the preparation of fairness opinions. In its analyses, RS & Co. made numerous assumptions with respect to industry performance, general business and other conditions and matters, many of which are beyond the control of SQA and Rational. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

  Based on past activities, RS & Co. has a substantial degree of familiarity with SQA. In addition, in the course of its engagement, RS & Co. conducted further investigation of SQA. In arriving at its opinion, however, RS & Co. did not independently verify any of the foregoing information and relied on all such information being complete and accurate in all material respects. Furthermore, RS & Co. did not obtain any independent appraisal of the properties or assets of SQA. With respect to the financial and operating forecasts (and the assumptions and bases thereof), estimates and analyses provided to RS & Co. by SQA, RS & Co. assumed that such projections, estimates and analyses were reasonably prepared in good faith and represent the best currently available estimates and judgments of SQA management as to the future financial performance of SQA. RS & Co. noted, among other things, that its opinion is necessarily based upon market, economic and other conditions existing as of the date of the opinion, and information available to RS & Co. as of the date thereof.

  RS & Co. was retained based on RS & Co.'s experience as a financial advisor in connection with mergers and acquisitions and in securities valuations generally as well as RS & Co.'s investment banking relationship and familiarity with SQA. RS & Co. has provided financial advisory and investment banking services to SQA from time to time, including acting as lead underwriter for the initial public offering of SQA common stock. In addition, RS & Co. maintains a market in shares of SQA common stock.

  SQA engaged RS & Co. by means of an engagement letter, dated November 8, 1996. Pursuant to the engagement letter, RS & Co. provided a financial fairness opinion in connection with the Merger and SQA has agreed to pay an opinion related fee to RS & Co., a portion of which was due and payable upon the rendering of its fairness opinion. SQA has also agreed to reimburse RS & Co. for its out-of-pocket expenses and to indemnify RS & Co. for certain liabilities relating to or arising out of services provided by RS & Co. as financial advisor to SQA.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following discussion summarizes the material federal income tax considerations of the Merger that are generally applicable to holders of SQA Common Stock. This discussion does not deal with all income tax considerations that may be relevant to particular SQA stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, foreign persons, stockholders who acquired their shares in connection with previous mergers involving SQA or an affiliate, or stockholders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are in connection with the Merger), including without limitation transactions in which shares of SQA Common Stock were or are acquired or shares of Rational Common Stock were or are disposed of. Furthermore, no foreign, state or local tax considerations are addressed herein. ACCORDINGLY, SQA STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.

  The Merger is intended to constitute a "reorganization" within the meaning of Section 368(a) of the Code, with each of Rational, Merger Sub and SQA intended to qualify as a "party to the reorganization" under Section 368(b) of the Code, in which case the following federal income tax consequences will result (subject to the limitations and qualifications referred to herein):

    (a) No gain or loss will be recognized by holders of Common Stock of SQA solely upon their receipt of Rational Common Stock in the Merger (except to the extent of cash received in lieu of a fractional share thereof) in exchange therefor;

    (b) The aggregate tax basis of the Rational Common Stock received in the Merger by an SQA stockholder will be the same as the aggregate tax basis of SQA Common Stock surrendered in exchange therefor;

    (c) The holding period of the Rational Common Stock received in the Merger by an SQA stockholder will include the period during which the stockholder held the SQA Common Stock surrendered in exchange therefor, provided that the SQA Common Stock is held as a capital asset at the time of the Merger;

    (d) Cash payments received by holders of SQA Common Stock in lieu of a fractional share will be treated as if such fractional share of Rational Common Stock had been issued in the Merger and then redeemed by Rational. An SQA stockholder receiving such cash generally will recognize gain or loss, upon such payment, measured by the difference (if any) between the amount of cash received and the basis in such fractional share; and

    (e) None of Rational, Merger Sub or SQA will recognize material amounts of gain or loss solely as a result of the Merger.

  The parties are not requesting a ruling from the Internal Revenue Service ("IRS") in connection with the Merger. Rational and SQA have each received an opinion from their respective legal counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Testa, Hurwitz & Thibeault, LLP, respectively, that, for federal income tax purposes, the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code. These opinions, which are collectively referred to herein as the "Tax Opinions," neither bind the IRS nor preclude the IRS from adopting a contrary position. In addition, the Tax Opinions are subject to certain assumptions and qualifications and are based on the truth and accuracy of certain representations made by Rational, Merger Sub and SQA, including representations in certificates delivered to counsel by the respective managements of Rational, Merger Sub and SQA. Of particular importance are those assumptions and representations relating to the "continuity of interest" requirement.

  To satisfy the continuity of interest requirement, SQA stockholders must not, pursuant to a plan or intent existing at or prior to the Merger, dispose of or transfer so much of either (i) their Common Stock of SQA in anticipation of the Merger or (ii) the Rational Common Stock to be received in the Merger (collectively, "Planned Dispositions"), such that the SQA stockholders, as a group, would no longer have a substantial proprietary interest in the SQA business being conducted by Rational after the Merger. SQA stockholders will generally be regarded as having retained a substantial proprietary interest as long as the Rational Common Stock received in the Merger (after reduction for any Planned Dispositions), in the aggregate, represents a substantial portion of the entire consideration received by the SQA stockholders in the Merger. If the continuity of interest requirement were not satisfied, the Merger would not be treated as a "reorganization."


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

  A successful IRS challenge to the "reorganization" status of the Merger (as a result of a failure of the "continuity of interest" requirement or otherwise) would result in an SQA stockholder recognizing gain or loss with respect to each share of SQA Common Stock surrendered equal to the difference between the stockholder's basis in such share and the fair market value, as of the Effective Time of the Merger, of the Rational Common Stock received in exchange therefor. In such event, a stockholder's aggregate basis in the Rational Common Stock so received would equal its fair market value and such stockholder's holding period would begin the day after the Merger.

GOVERNMENTAL AND REGULATORY APPROVALS

  Transactions such as the Merger are reviewed by the Department of Justice and the Federal Trade Commission (the "FTC") to determine whether they comply with applicable antitrust laws. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Merger may not be consummated until such time as certain information has been furnished to the Department of Justice and the FTC and the specified waiting period requirements of the HSR Act have been satisfied. Premerger Notification and Report Forms were filed with the Department of Justice and the FTC under the HSR Act by each of Rational and SQA on November 27, 1996. The notification and
waiting period imposed under the HSR Act expires on    , 1997.

  At any time before or after the Effective Time, the Department of Justice, the FTC, state attorneys general or a private person or entity could challenge the Merger under the antitrust laws and seek, among other things, to enjoin the Merger or to cause Rational to divest itself, in whole or in part, of Rational and SQA. Based on information available to them, Rational and SQA believe that the Merger will not violate federal or state antitrust laws. However, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or that, if such a challenge is made, Rational and SQA will prevail or will not be required to accept certain conditions, possibly including certain divestitures or hold-separate agreements, in order to consummate the Merger.

  Rational and SQA each conduct operations in a number of foreign countries where regulatory filings may be required as a result of the Merger. Rational and SQA will make such filings as they determine are necessary or appropriate.

  Rational and SQA are aware of no other governmental or regulatory approvals required for consummation of the Merger, other than compliance with the federal securities laws and applicable securities and "blue sky" laws of the various states.

ACCOUNTING TREATMENT

  The Merger is intended to qualify as a pooling of interests for financial reporting purposes in accordance with generally accepted accounting principles. Consummation of the Merger is conditioned upon (i) receipt by SQA of a letter from its independent auditors to the effect that SQA qualifies as an entity that may be a party to a business combination for which the pooling-of-interests method of accounting would be available and (ii) receipt by Rational of a letter from its independent auditors regarding concurrence with Rational management's conclusion as to the appropriateness of pooling-of-interests accounting treatment for the Merger under APB No. 16, if consummated in accordance with the Agreement.

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

                              TERMS OF THE MERGER

  The following discussion summarizes the definitive terms of the Agreement, including the other agreements and transactions contemplated thereby. The following is not, however, a complete statement of all provisions of the Agreement and related agreements. Detailed terms of and conditions to the Merger and certain related transactions are contained in the Agreement, a copy of which is attached to this Prospectus/Joint Proxy Statement as Annex A. Reference is also made to the Stock Option Agreement attached to this Prospectus/Joint Proxy Statement as Annex B, and to the other Annexes hereto. Statements made in this Prospectus/Joint Proxy Statement with respect to the terms of the Merger and such related transactions are qualified in their respective entireties by reference to the more detailed information set forth in the Agreement and the other Annexes hereto.

EFFECTIVE TIME

  The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be agreed in writing by Rational, SQA and Merger Sub (the "Effective Time"). The Certificate of Merger is attached as Exhibit A to Annex A of this Prospectus/Joint Proxy Statement. The Closing Date will occur at a time and date to be specified by Rational, SQA and Merger Sub after the satisfaction or waiver of the conditions to the Merger, or at such other time as Rational, SQA and Merger Sub agree in writing. Assuming all conditions to the Merger are met or waived prior thereto, it is anticipated that the Closing Date and Effective Time will be on or about February 26, 1997.

MANNER AND BASIS OF CONVERTING SHARES

  At the Effective Time of the Merger, Merger Sub will merge with and into SQA and Rational will own all of the capital stock of SQA. As a result of the Merger, each share of SQA Common Stock will be converted into the right to receive 0.86 shares of Rational Common Stock, and each outstanding option or right to purchase SQA Common Stock under the SQA Stock Option Plans and SQA Stock Purchase Plan will be assumed by the Combined Company and will become an option or right to purchase Combined Company Common Stock, with appropriate adjustments to be made to the number of shares issuable thereunder and the exercise price thereof based on the Exchange Ratio. Also as a result of the Merger, each share of SQA Common Stock held in the treasury of SQA or owned by Merger Sub, Rational or any wholly owned subsidiary of Rational or SQA, will be cancelled and extinguished without conversion thereof.

  No fractional shares will be issued by virtue of the Merger, but in lieu thereof each holder of SQA Common Stock who would otherwise be entitled to a fraction of a share of Rational Common Stock (after aggregating all fractional shares to be received by such holder) will receive from the Combined Company an amount of cash (rounded to the nearest whole cent) equal to the product of
(i) such fraction, multiplied by (ii) the average closing price of a share of Rational Common Stock for the ten most recent days that Rational Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market.

  Promptly after the Effective Time, the Combined Company, acting through the Exchange Agent, will deliver to each SQA stockholder of record a letter of transmittal with instructions to be used by such stockholder in surrendering certificates which, prior to the Merger, represented shares of SQA Common Stock. CERTIFICATES SHOULD NOT BE SURRENDERED BY THE HOLDERS OF SQA COMMON STOCK UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT. At the Effective Time, each then outstanding option or other right to purchase SQA Common Stock, whether vested or unvested, will be assumed by the Combined Company without any action on the part of the holder thereof. OPTION AGREEMENTS AND WARRANTS NEED NOT BE SURRENDERED.

  No later than five business days after the Closing Date, the Combined Company will file a registration statement of Form S-8 under the Securities Act covering the shares of Combined Company Common Stock issuable upon exercise of options and other rights to purchase SQA Common Stock to be assumed by Rational at the Effective Time.

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

STOCK OWNERSHIP FOLLOWING THE MERGER

  Based upon the capitalization of SQA as of the close of business on November 11, 1996 (including the number of shares of SQA Common Stock outstanding and the number of shares issuable upon exercise of outstanding options, warranties and rights to purchase SQA Common Stock) an aggregate of approximately 7.0 million shares of Rational Common Stock will be issued to SQA stockholders in the Merger and Rational will assume options for up to approximately 2.0 million additional shares of Combined Company Common Stock. Based upon the number of shares of Rational Common Stock issued and outstanding as of November 11, 1996, and after giving effect to the issuance of Rational Common Stock as described in the previous sentence, the former holders of SQA Common Stock would hold, and have voting power with respect to, approximately 15% of the Combined Company's total issued and outstanding shares, and holders of former SQA options would hold options exercisable for approximately 5% of the Combined Company's total issued and outstanding shares (assuming the exercise of only such options). The foregoing numbers of shares and percentages are subject to change in the event that the capitalization of either Rational or SQA changes subsequent to November 11, 1996 and prior to the Effective Time, and there can be no assurance as to the actual capitalization of Rational or SQA at the Effective Time or of the Combined Company at any time following the Effective Time.

  As a result of the Merger and pursuant to the terms of the SQA Stock Option Plans and/or certain agreements related to options granted thereunder, certain outstanding options under such plans will accelerate and become fully
exercisable at the Effective Time of the Merger. Of the     shares of SQA
Common Stock subject to outstanding options under the SQA Stock Option Plans,
    shares would be exercisable as of       , 1997 and, assuming the Merger is
consummated on such date, an additional     shares would become exercisable as
a result of such acceleration provisions. See "--Interests of Certain
Persons."

CONDUCT OF COMBINED COMPANY FOLLOWING THE MERGER

  Once the Merger is consummated, Merger Sub will cease to exist as a corporation, and all of the business, assets, liabilities and obligations of Merger Sub will be merged into SQA with SQA remaining as the surviving corporation (the "Surviving Corporation"). Following the Merger, the headquarters of the Combined Company will be in Santa Clara, California.

  Pursuant to the Agreement, the Certificate of Incorporation of SQA in effect immediately prior to the Effective Time will become the Certificate of Incorporation of the Surviving Corporation and the Bylaws of SQA will become the Bylaws of the Surviving Corporation. The Board of Directors of the Surviving Corporation will consist of the directors who are serving as directors of Merger Sub immediately prior to the Effective Time. The officers of Merger Sub immediately prior to the Effective Time will remain as officers of the Surviving Corporation, until their successors are duly elected or appointed or qualified.

  Immediately after the Effective Time, the Combined Company's Board of Directors will consist of the seven existing directors of Rational (two of whom will be Paul Levy and Mike Devlin and five of whom will be non-employee directors and are expected to be James Campbell, Daniel Case III, Leslie Denend, John Montague and Allison Schleicher), and Ronald H. Nordin, a director of SQA, who, pursuant to the Agreement, will be appointed to the Board of Directors of Rational contingent upon the consummation of the Merger. Immediately after the Effective Time the Audit and Compensation Committees of the Combined Company shall be the Audit and Compensation Committees of Rational immediately prior to the Effective Time.

  At the Effective Time, Paul Levy will be the Chairman of the Board and Chief Executive Officer of the Combined Company, Michael Devlin will be the President of the Combined Company, and Robert Bond will be the Senior Vice President, Chief Financial Officer, Chief Operating Officer and Secretary of the Combined Company.

CONDUCT OF RATIONAL'S AND SQA'S BUSINESSES PRIOR TO THE MERGER

  Pursuant to the Agreement, each of SQA and Rational have agreed (except to the extent expressly contemplated by the Agreement or as consented to in writing by the other), to carry on its and its subsidiaries' business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay and to cause its subsidiaries to pay debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other obligations when due, and to use all reasonable efforts consistent with past practice and policies to preserve intact its and its subsidiaries' present business organizations, use its commercially reasonable efforts consistent with past practice to keep available the services of its and its subsidiaries' present officers and key employees and to preserve its and its subsidiaries' relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it or its subsidiaries, it being the parties' intent that SQA's and its subsidiaries' goodwill and ongoing businesses shall be unimpaired at the Effective Time. Each of SQA and Rational agrees to use its best efforts to promptly notify the other of any event or occurrence not in the ordinary course of its or its subsidiaries' business, and of any event which would have a material adverse effect. In addition, except as expressly contemplated by the Agreement, neither SQA nor Rational nor any of their subsidiaries shall do, cause or permit any of the following without the prior written consent of the other:
(i) cause or permit any amendments to its Certificate of Incorporation or Bylaws, (ii) except as disclosed, declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it or its subsidiaries, (iii) except as disclosed, accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its employee stock plans or director stock plans or authorize cash payments in exchange for any options or other rights granted under any of such plans, (iv) take any action, which, to the knowledge of such party would prevent Rational from accounting for the Merger as a pooling of interests, or (v) intentionally take, or agree in writing or otherwise to take any action which would make this proxy and registration statement or any of its representations or warranties contained in the Agreement untrue or incorrect or prevent it from performing or cause it not to perform its covenants hereunder.

  Further, prior to the earlier of the termination of the Agreement or the Effective Time, except as expressly contemplated by the Agreement or consented to in writing by Rational, neither SQA nor any of its subsidiaries shall do, cause or permit any of the following, without the prior written consent of Rational, which consent shall not be unreasonably withheld: (i) enter into any partnership arrangements, joint development agreements, strategic alliances, or other material contracts other than in the ordinary course of business consistent with past practice, or violate, amend or otherwise modify or waive any material contract which violation, amendment, modification or waiver would have a material adverse effect on SQA's business or results of operations,
(ii) issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of its Common Stock pursuant to the exercise of stock options, warrants or other rights therefor outstanding as of November 11, 1996, except that SQA may, in the ordinary course of business consistent with past practice, grant options for the purchase of SQA Common Stock under the SQA Option Plans (not to exceed an aggregate of 50,000 options to purchase shares of SQA Common Stock granted after November 11, 1996), (iii) transfer to any person or entity any rights to its intellectual property other than in the ordinary course of business consistent with past practice, (iv) enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or distribution rights with respect to any of its products or technology, (v) sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its and its subsidiaries' business, taken as a whole, except in the ordinary course of business consistent with past practice, (vi) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, except in the ordinary course of business consistent with past practice, (vii) enter into any operating lease, except in the ordinary course of business consistent with past practice, (viii) pay, discharge or satisfy any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the SQA Financial Statements, (ix) make any material capital expenditures, capital additions or capital improvements except in the ordinary course of business and consistent with past practice, (x) materially reduce the amount of any material insurance coverage provided by existing insurance policies, (xi) adopt or amend any material employee benefit or stock purchase or option plan, or hire any new officer or director level employee, pay any special bonus or special remuneration to any employee or director, or increase the salaries or wage rates of its employees, except in the ordinary course of business consistent with past practice, (xii) grant any severance or termination pay to any director or officer or to any other employee except (1) payments made pursuant to standard written agreements outstanding on the date hereof or (2) grants which are made in the ordinary course of business in accordance with its standard past practice, (xiii) commence a lawsuit other than (1) for the routine collection of bills, (2) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with Rational prior to the filing of such a suit, or (3) for a breach of the Agreement, (xiv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its and its subsidiaries' business, taken as a whole, or acquire or agree to acquire any equity securities of any corporation, partnership, association or business organization, (xv) other than in the ordinary course of business, make or change any material election in respect of taxes, adopt or change any accounting method in respect of taxes to the extent material to SQA or its subsidiaries, enter into any material closing agreement, settle any material claim or assessment in respect of taxes, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of taxes, (xvi) fail to give all notices and other information required to be given to the employees of SQA, any collective bargaining unit representing any group of employees of SQA, and any applicable government authority under the WARN Act, the National Labor Relations Act, the Code, COBRA, and other applicable law in connection with the transactions provided for in the Agreement, or (xvii) revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business.

NO SOLICITATION

  Under the terms of the Agreement, SQA and its subsidiaries will not, directly or indirectly through their officers, directors, employees, agents or otherwise, (i) solicit, initiate or encourage any Takeover Proposal (as defined below) or (ii) engage in negotiations with, or disclose any nonpublic information relating to SQA or any of it subsidiaries to, or afford access to the properties, books or records of SQA or any of its subsidiaries to, any person that has indicated to SQA that it may be considering making, or that has made, a Takeover Proposal; provided, nothing in the Agreement prohibits SQA's Board of Directors from taking and disclosing to SQA's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

  Notwithstanding the immediately preceding sentence, if an unsolicited Takeover Proposal, or an unsolicited written expression of interest that SQA reasonably expects to lead to a Takeover Proposal, shall be received by the Board of Directors of SQA, then, to the extent the Board of Directors of SQA believes in good faith (after consultation with its financial advisor) (i) that such Takeover Proposal would, if consummated, result in a transaction that appears to be more favorable to SQA's stockholders from a financial point of view than the transaction contemplated by the Agreement and (ii) after reasonable inquiry by SQA, that the third party making such Takeover Proposal is financially capable of consummating such Takeover Proposal (any Takeover Proposal meeting such conditions being referred to in the Agreement as a "Superior Proposal") and the Board of Directors of SQA determines in good faith after consultation with outside legal counsel that it is necessary for the Board of Directors of SQA to comply with its fiduciary duties to stockholders under applicable law, SQA and its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants and other representatives retained by it may furnish in connection therewith information and take such other actions as are consistent with the fiduciary obligations of SQA's Board of Directors, and such actions shall not be considered a breach of the Agreement; provided that (1) upon each such determination SQA notifies Rational of such determination by the SQA Board of Directors and provides Rational with a true and complete copy of the Superior Proposal received from such third party, if the Superior Proposal is in writing, or a written summary of all material terms and conditions thereof, if it is not in writing, (2) SQA provides Rational no later than the time that such documents are provided to such third party with all documents containing or referring to non-public information of SQA that are supplied to such third party, to the extent not previously supplied by SQA to Rational, and (3) SQA provides such non-public information to any such third party pursuant to a non-disclosure agreement at least as restrictive as to confidential information as the analogous agreement signed with Rational.

  SQA shall not, and shall not permit any of its officers, directors, employees (acting on behalf of SQA) or other representatives to agree to or endorse any Takeover Proposal unless SQA shall have terminated the Agreement and paid Rational all amounts payable to Rational upon such event. Notwithstanding anything in the Agreement to the contrary, SQA shall not accept or recommend to its stockholders, or enter into any agreement concerning, a Superior Proposal for a period of not less than 48 hours after Rational's receipt of a true and complete copy of such Superior Proposal, if the Superior Proposal is in writing, or a written summary of all material terms and conditions thereof, if it is not in writing. SQA will promptly notify Rational after receipt of any Takeover Proposal or any notice that any person is considering making a Takeover Proposal or any request for non-public information relating to SQA or any of its subsidiaries or for access to the properties, books or records of SQA or any of its subsidiaries by any person that has indicated to SQA that it may be considering making, or that has made, a Takeover Proposal and will keep Rational fully informed of the status and details of any such Takeover Proposal notice, request or any correspondence or communications related thereto and shall provide Rational with a true and complete copy of such Takeover Proposal notice or request or correspondence or communications related thereto, if it is in writing, or a complete written summary thereof, if it is not in writing.

  "Takeover Proposal," as used throughout this "Terms of the Merger" section, means any offer or proposal for, or any indication of interest in, a merger or other business combination involving SQA or the acquisition of 20% or more of the outstanding shares of capital stock of SQA, or the sale or transfer of any material assets (excluding the sale or disposition of assets in the ordinary course of business) of SQA, other than, (i) the transactions contemplated by the Agreement and (ii) transactions by persons disclosing their beneficial ownership of shares of SQA's Common Stock on Schedule 13G under the Exchange Act.

TERMINATION OF THE AGREEMENT

  At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of SQA and by the stockholders of Rational, the Agreement may be terminated: (i) by mutual written consent duly authorized by the Board of Directors of Rational and SQA, (ii) by either Rational or SQA, if, without fault of the terminating party, the Closing shall not have occurred on or before April 15, 1997 (provided, a later date may be agreed upon in writing by the parties hereto, and provided further that the right to terminate the Agreement shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of the Agreement), (iii) by Rational, (1) upon a breach of any representation, warranty, covenant or agreement on the part of SQA set forth in the Agreement, or if any representation or warranty of SQA shall have become untrue, provided that if such inaccuracy in SQA's representations and warranties or breach by SQA is curable by SQA through the exercise of its commercially reasonable efforts within ten business days of receipt by SQA of written notice thereof, Rational may not terminate the Agreement during such ten business day period, so long as SQA continues to exercise such commercially reasonable efforts; (2) if the Board of Directors of SQA shall have withdrawn or modified its recommendation of the Agreement or the Merger in a manner adverse to Rational or shall have resolved to do any of the foregoing; or (3) for any reason SQA fails to call and hold the SQA Stockholders Meeting by April 15, 1997 and SQA is at that time in willful breach of the Agreement, provided that the rights to terminate the Agreement described in this subsection (iii) by Rational shall not be available to Rational where Rational is at that time in willful breach of the Agreement, (iv) by SQA (1) upon a breach of any representation, warranty, covenant or agreement on the part of Rational set forth in the Agreement, or if any representation or warranty of Rational shall have become untrue, provided that if such inaccuracy in Rational's representations and warranties or breach by Rational is curable by Rational through the exercise of its commercially reasonable efforts within ten business days of receipt by Rational of written notice thereof, SQA may not terminate the Agreement during such ten business day period, so long as Rational continues to exercise such commercially reasonable efforts; (2) if the Board of Directors of Rational shall have withdrawn or modified its recommendation of the Agreement or the Merger in a manner adverse to SQA or shall have resolved to do any of the foregoing; or (3) for any reason Rational fails to call and hold the Rational Stockholders Meeting by April 15, 1997 and Rational is at that time in willful breach of the Agreement, provided that the rights to terminate the Agreement by SQA described in this subsection (iv) shall not be available to SQA where SQA is at that time in willful breach of the Agreement; (v) by SQA if a Trigger Event (as defined below) or Takeover Proposal shall have occurred and the Board of Directors of SQA in connection therewith, after consultation with its legal counsel, withdraws or modifies its approval and recommendation of the Agreement and the transactions contemplated hereby after, in the case of the termination by SQA, determining that to cause SQA to proceed with the transactions contemplated hereby would not be consistent with the Board of Directors' fiduciary duty to the stockholders of SQA, (vi) by Rational, if following a Trigger Event or Takeover Proposal, the Board of Directors of SQA shall withdraw or modify its recommendation of the Agreement and the transactions contemplated thereby, (vii) by either Rational or SQA, if there shall have occurred any material adverse effect with respect to the other party since the date of the Agreement, (viii) by either Rational or SQA if (1) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable or (2) any required approval of the stockholders of SQA or the stockholders of Rational shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof, or (ix) by SQA, in the event (1) of the acquisition (except in certain transactions), by any person or group of persons of beneficial ownership of 30% or more of the outstanding shares of Rational Common Stock; (2) the Board of Directors of Rational accepts or publicly recommends acceptance of an offer from a third party to acquire 50% or more of the outstanding shares of Rational Common Stock or of Rational's consolidated assets; or (3) Rational acquires or agrees to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof and such acquisition requires the approval of the stockholders of Rational in accordance with Delaware Law or the NASD Rules.

  A "Trigger Event", as used throughout this "Terms of the Merger" section, shall occur if any Person (other than a person disclosing its beneficial ownership of shares of SQA's Common Stock on Schedule 13G under the Exchange
Act) acquires securities representing 20% or more, or commences a tender or exchange offer following the successful consummation of which the offeror and its affiliate would beneficially own securities representing 20% or more, of the voting power of SQA.

BREAK UP FEES; EXPENSES

  Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Agreement and the transactions contemplated thereby shall be paid by the party incurring such expense, except (i) expenses incurred in connection with the proxy materials and the registration statement and expenses associated with compliance with applicable state securities laws in connection with the Merger shall be shared equally by SQA and Rational and
(ii) as set forth below.

  If (w) SQA terminates the Agreement pursuant to subsection (v) of the previous section (captioned "Termination of the Agreement"), (x) Rational terminates the Agreement pursuant to subsection (vi) of the previous section,
(y) either party terminates the Agreement pursuant to Subsection (viii)(2) of the previous section and prior to SQA's stockholders meeting there has occurred a Takeover Proposal or a Trigger Event, or

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

(z) Rational terminates the Agreement pursuant to Subsection (iii)(3) of the preceding section and there has been a Trigger Event or a Takeover Proposal, then SQA must pay Rational up to $1,000,000 of out-of-pocket costs and expenses incurred by Rational in connection with the Agreement and the transactions contemplated thereby and in addition SQA must pay to Rational the sum of $6,000,000 (such additional payment is the "SQA Break-Up Fee"). Otherwise, if SQA terminates the Agreement pursuant to subsection (iii) or
(vii)(2) of the preceding section, then SQA must reimburse Rational up to $1,000,000 of out-of-pocket costs and expenses incurred by Rational in connection with the Agreement and the transactions contemplated thereby.

  If SQA terminates the Agreement pursuant to subsection (iv)(2), (iv)(3) or
(viii)(2) of the preceding section, then Rational must reimburse SQA up to $1,000,000 of out-of-pocket costs and expenses incurred by SQA in connection with the Agreement and the transactions contemplated thereby, and in addition Rational must pay to SQA the sum of $20,000,000. If SQA terminates the Agreement pursuant to subsection (iv)(2) of the preceding section, Rational must reimburse SQA up to $1,000,000 of out-of-pocket costs and expenses incurred by SQA in connection with the Agreement and the transactions contemplated thereby.

STOCK OPTION AGREEMENT

  The following discussion summarizes the terms of the Stock Option Agreement (as defined below). The following is not, however, a complete statement of all provisions of that agreement and the discussion herein is qualified in its entirety by reference to the more detailed information set forth in that agreement, attached to this Prospectus/Joint Proxy Statement as Annex B.

  As an inducement to Rational to enter into the Agreement, SQA entered into a Stock Option Agreement with Rational dated November 12, 1996 (the "Stock Option Agreement") pursuant to which SQA granted Rational the right (the "Stock Option"), under certain conditions, to purchase up to 1,213,296 shares of SQA Common Stock by paying the cash price of $35.26 per share.

  Subject to certain conditions, the Stock Option may be exercised in whole but not in part, at any time, (i) upon the termination of the Agreement if any of the events that require the payment of the SQA Break-Up have occurred, or
(ii) upon termination of the Agreement by Rational due to SQA's failure to hold a Stockholder's Meeting by April 15, 1997 if, in such event, (1) prior to such event, there shall have been a Trigger Event or Takeover Proposal or (2) within 180 days after such event, there shall be a Trigger Event or a Takeover Proposal (any of such events described in clause (i) or (ii) being referred to herein as an "Exercise Event"). The Stock Option terminates upon the earliest to occur of (i) the Effective Time, (ii) 180 days following the termination of the Agreement, if an Exercise Event shall have occurred on or prior to the date of such termination (or, if later, ten days following the event described in clause (ii)(2) above), and (iii) the date on which the Agreement is terminated if an Exercise Event shall not have occurred on or prior to such date; provided, however, with respect to the preceding clause (ii) of this sentence, that if, at the expiration of the period specified therein, the Stock Option cannot be exercised by reason of any applicable judgment, decree, order, laws or regulation, or because the waiting period related to the issuance of the shares subject to the Stock Option under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), if applicable, shall not have expired or been terminated, then the Stock Option shall not terminate until the tenth business day after such impediment to exercise shall have been removed or shall have become final and not subject to appeal. Notwithstanding the foregoing, the Stock Option may not be exercised if Rational is in breach of any of its covenants or agreements contained in the Agreement, or more than one year after the Exercise Event.

CONDITIONS TO THE MERGER

  The respective obligations of each party to the Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions any of which may be waived in writing: (i) the Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of SQA and the stockholders of Rational under the DGCL and under the NASD Rules, (ii) the SEC shall have declared the registration statement effective, and no stop order suspending the effectiveness of the

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

registration statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened to either party by the SEC,
(iii) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending, nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal or prevents or prohibits the Merger, (iv) all material authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any governmental entity necessary for the consummation of the transactions contemplated by the Agreement shall have been filed, expired or been obtained, (v) Rational and SQA shall have received substantially identical written opinions of Wilson Sonsini Goodrich & Rosati, P.C., legal counsel to Rational, and Testa, Hurwitz & Thibeault, LLP, legal counsel to SQA, respectively, in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and such opinions shall not have been withdrawn, (vi) the filing with the Nasdaq National Market of a notification form for listing of additional shares with respect to the shares of Rational Common Stock issuable upon conversion of the SQA Common Stock in the Merger and upon exercise of the options under the SQA Stock Option Plans assumed by Rational shall have been made, and (vii) each of Rational and SQA shall have received a confirming letter from each of Ernst & Young LLP, independent auditors, and Arthur Andersen LLP, independent auditors, to the effect that the Merger will be accounted for as a pooling of interests.

  The obligations of SQA to consummate and effect the Merger shall be subject to the satisfaction of each of the following conditions, any of which may be waived, in writing, by SQA: (i) the representations and warranties of Rational and Merger Sub contained in the Agreement shall be true and correct as of the Effective Time, with the same force and effect as if made on and as of the Effective Time, except for such inaccuracies as individually or in the aggregate that would not have a material adverse effect on Rational, and SQA shall have received a certificate to such effect signed on behalf of Rational by the President and Chief Financial Officer of Rational, (ii) Rational and Merger Sub shall have performed or complied in all material respects with all covenants, obligations, conditions and agreements required by the Agreement to be performed or complied with by them on or prior to the Effective Time and SQA shall have received a certificate to such effect signed by the President and Chief Financial Officer of Rational, (iii) SQA shall have received a legal opinion from Wilson Sonsini Goodrich & Rosati, P.C., counsel to Rational, in a form reasonably acceptable to SQA, (iv) no material adverse effect with respect to Rational shall have occurred since the date of the Agreement, (v) SQA shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval are required in connection with the Merger under any material contract of Rational or any of its subsidiaries or otherwise, except where the failure to obtain such consent or approval would not have a material adverse effect on Rational, (vi) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Rational's business following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental entity, domestic or foreign, seeking the foregoing be pending except where the existence of any of the foregoing items would not have a material adverse effect on Rational, and (vii) Ronald Nordin shall have been appointed to the Board of Directors of Rational, contingent upon the consummation of the Merger.

  The obligations of Rational and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Rational: (i) the representations and warranties of SQA contained in the Agreement shall be true and correct as of the Effective Time, with the same force and effect as if made on and as of the Effective Time, except, for such inaccuracies as individually or in the aggregate that would not have a material adverse effect on SQA and Rational and Merger Sub shall have received a certificate to such effect signed on behalf of SQA by the President and Chief Financial Officer of SQA, (ii) SQA shall have performed or complied in all material respects with all agreements, covenants, obligations and conditions required by the Agreement to be performed or complied with by it on or prior to the Effective Time, and Rational and Merger Sub shall have received a certificate to such effect signed by the President and Chief Financial Officer of SQA, (iii) Rational shall have received a legal opinion from Testa, Hurwitz & Thibeault, LLP, legal counsel to SQA, in a form reasonably acceptable to Rational, (iv) Rational shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under any material contract of SQA or any of its subsidiaries or otherwise, except where the failure to obtain such consent or approval would not have a material adverse effect on SQA, (v) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Rational's conduct or operation of the business of SQA and its subsidiaries, following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental entity, domestic or foreign, seeking the foregoing be pending, except where the existence of any of the foregoing items would not have a material adverse effect on SQA, (vi) no material adverse effect with respect to SQA shall have occurred since the date of the Agreement, and (vii) Rational shall have received from each of the affiliates of SQA an executed affiliate agreement in a form reasonably acceptable to Rational.

PARTICIPATION AGREEMENT

  Each of the members of the SQA Board (including Ronald H. Nordin, Edward T. Anderson, Thomas Csathy, Ted R. Dintersmith, Jerald G. Fishman and Paul A. Maeder); Thomas F. Bogan, SQA's Senior Vice President, Finance and Administration, Treasurer and Assistant Secretary; Frederick J. Ciaramaglia, SQA's Vice President, Research and Development; James P. Cluchey, SQA's Vice President, Managing Director of European Operations; William T. Dedrick, SQA's Vice President, U.S. Sales; Roger A. Hodskins, SQA's Vice President, Enterprise Partners; Eric L. Schurr, SQA's Vice President, Product Management and Marketing; David J. Orfao, SQA's Senior Vice President, Worldwide Sales and Support; Debra S. Turnove, SQA's Vice President, Human Resources; Highland Capital Partners II, Limited Partnership; Aegis Select Limited Partnership; Aegis II Limited Partnership; and North Bridge Venture Partners, L.P. (who own an aggregate of 1,414,709 shares of SQA Common Stock and options exercisable
within 60 days of the SQA Record Date to purchase         shares of SQA Common
Stock, representing approximately    % of the votes entitled to be cast by
holders of shares of SQA Common Stock issued and outstanding as of the SQA
Record Date and    % of such votes assuming the exercise of all options held
by such persons) has entered into a Participation Agreement with Rational. Pursuant to the Participation Agreement, which is irrevocable, each of the foregoing SQA stockholders has agreed to vote in favor of the Merger and against approval of any proposal made in opposition or competition with consummation of the Merger.

AFFILIATE AGREEMENTS

  Each of the members of the Board of Directors of SQA, certain officers of SQA and certain other stockholders of SQA have entered into agreements restricting sales, dispositions or other transactions reducing their risk of investment in respect of the shares of SQA Common Stock held by them prior to the Merger or acquired by them after entering into such agreements as well as the shares of Rational Common Stock received by them in the Merger so as to comply with the requirements of applicable federal securities law and to help ensure that the Merger will be treated as a pooling of interests for accounting and financial reporting purposes.

INTERESTS OF CERTAIN PERSONS

 SQA Options

  Pursuant to an offer letter dated July 7, 1992 to Ronald H. Nordin, SQA's President, Chief Executive Officer and Director, 100% of Mr. Nordin's unvested stock options will become fully vested upon a merger or acquisition of SQA. Mr. Nordin currently holds options for 237,019 shares of SQA Common Stock, of which options to purchase 144,146 shares were unvested as of November 11, 1996.

  Pursuant to an offer letter dated November 8, 1995 to David J. Orfao, SQA's Senior Vice President, Worldwide Sales and Support, 50% of Mr. Orfao's unvested stock options will become fully vested upon his

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

termination without cause within six months after a change of control of SQA or if he is not offered a comparable position with SQA or its successor upon a change of control of SQA. Mr. Orfao currently holds options for 100,000 shares of SQA Common Stock, of which options to purchase 80,000 shares were unvested as of November 12, 1996.

  Pursuant to an offer letter dated July 3, 1996 to Thomas F. Bogan, SQA's Senior Vice President, Finance & Administration, Chief Financial Officer, Treasurer and Assistant Secretary, 50% of Mr. Bogan's unvested stock options will become fully vested upon his termination without cause within six months after a change of control of SQA or if he is not offered a comparable position with SQA or its successor upon a change of control of SQA. Mr. Bogan currently holds options for 100,000 shares of SQA Common Stock, of which options to purchase 100,000 shares were unvested as of November 11, 1996.

 Employment Agreements

  Prior to the Effective Time, Rational shall enter into an Employment Agreement with each of Ronald H. Nordin, Eric Schurr and Fred Ciaramaglia, providing for, among other things, if any of the foregoing are terminated without cause prior to the second anniversary of the Effective Time (the "Second Anniversary Date") (i) a severance payment equal to the salary such person would have received from the date of severance until the Second Anniversary Date, (ii) immediate vesting of such stock options as would have been vested at the Second Anniversary Date (unless such employee is entitled to more favorable vesting under a pre-existing agreement with SQA, in which case such employee would be entitled to the more favorable vesting provisions), and (iii) a covenant not to compete with or solicit employees of the Combined Company until the Second Anniversary Date.

  Prior to the Effective Time, Rational shall enter into an Employment Agreement with each of William Dedrick, James Cluchy, Rodger Hodskins, David Orfao, Deb Turnove, and Thomas Bogan, providing that, among other things, if any of the foregoing are terminated without cause prior to the first anniversary of the Effective Time (the "First Anniversary Date"), such person is entitled to (i) a severance payment equal to the salary such person would have received from the date of severance until the "First Anniversary Date,"
(ii) immediate vesting of such stock options as would have been vested at the First Anniversary Date (unless such employee is entitled to more favorable vesting under a pre-existing agreement with SQA, in which case such employee would be entitled to the more favorable vesting provisions), and (iii) a covenant not to compete with or solicit employees of the Combined Company until the First Anniversary Date.

 Indemnification

  After the Effective Time, Rational will, and will cause the Surviving Corporation to, indemnify and hold harmless the present and former officers, directors, employees and agents of SQA (the "Indemnified Parties") in respect of acts or omissions occurring on or prior to the Effective Time to the extent permitted by law and to the extent provided under SQA's Certificate of Incorporation and Bylaws or any indemnification agreement with SQA officers and directors to which SQA is a party, in each case in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. Without limitation of the foregoing, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter relating to the Agreement or the transactions contemplated thereby occurring on or prior to the Effective Time, Rational shall, or shall cause the Surviving Corporation to, pay as incurred such Indemnified Party's reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith.

 Financial Advisory Fees

  Daniel H. Case III, a director and stockholder of Rational, is the President and Chief Executive Officer of Hambrecht & Quist. Hambrecht & Quist is providing financial advisory services to Rational in connection with the Merger. Hambrecht & Quist was paid an initial payment of $250,000 upon delivery of its fairness opinion in connection with the Merger. Hambrecht & Quist will be paid an additional $750,000 upon consummation of the Merger. Hambrecht & Quist will also be reimbursed for reasonable out-of-pocket expenses incurred in connection with its services.

         UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

  The following unaudited pro forma condensed combined financial statements assume a business combination between Rational and SQA accounted for on a "pooling of interests" basis. The unaudited pro forma condensed combined financial statements are based upon the respective historical financial statements of Rational and SQA and should be read in conjunction with such historical financial statements and the notes thereto, which are included elsewhere in this Prospectus/Joint Proxy Statement. The unaudited pro forma condensed combined balance sheet combines Rational's September 30, 1996 unaudited condensed consolidated balance sheet with SQA's September 30, 1996 unaudited condensed consolidated balance sheet. The unaudited pro forma condensed combined statements of operations combine Rational's historical condensed consolidated statements of operations for the fiscal years ended March 31, 1994, 1995 and 1996 and the six months ended September 30, 1995 and 1996 with the fiscal years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996 of SQA, respectively.

  The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated as presented in the accompanying unaudited pro forma condensed combined financial information, nor is it necessarily indicative of future operating results or financial position.

  These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and the related notes thereto of Rational and of SQA included elsewhere herein.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                    REFLECTING RATIONAL SOFTWARE CORPORATION
                       AFTER GIVING EFFECT TO THE MERGER
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                RATIONAL         SQA
                              SEPTEMBER 30, SEPTEMBER 30,  PRO FORMA  PRO FORMA
                                  1996          1996      ADJUSTMENTS COMBINED
                              ------------- ------------- ----------- ---------
ASSETS
Cash and cash equivalents...    $ 48,305       $40,382                $ 88,687
Short-term investments......       6,763           --                    6,763
Accounts receivable, net....      25,524         4,572                  30,096
Prepaid expenses and other
 assets.....................       2,366           909                   3,275
                                --------       -------                --------
  Total current assets......      82,958        45,863                 128,821
Property and equipment,
 net........................       6,338         3,307                   9,645
Other assets, net...........       1,861           192                   2,053
                                --------       -------                --------
Total assets................    $ 91,157       $49,362                $140,519
                                ========       =======                ========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Accounts payable............    $  2,366       $ 1,307                $  3,673
Accrued employee benefits...       6,866           --                    6,866
Other accrued expenses......       5,415         1,808                   7,223
Accrued merger and
 restructuring expenses,
 current portion............         537           --         9,000      9,537
Deferred revenue............      10,810         2,679                  13,489
Current portion of long-term
 debt and lease
 obligations................          31           --                       31
                                --------       -------      -------   --------
  Total current
   liabilities..............      26,025         5,794        9,000     40,819
Accrued rent................         594           --                      594
Accrued merger and
 restructuring expenses,
 long-term..................       1,062           --                    1,062
                                --------       -------      -------   --------
  Total liabilities.........      27,681         5,794        9,000     42,475
Commitments and
 contingencies
Stockholders' equity:
  Common Stock..............         348            80          (11)       417
  Additional paid-in
   capital..................     117,583        46,102           11    163,696
  Treasury stock............      (1,340)          --                   (1,340)
  Accumulated deficit.......     (52,999)       (2,614)      (9,000)   (64,613)
  Cumulative translation
   adjustment...............        (116)          --                     (116)
                                --------       -------      -------   --------
    Total stockholders'
     equity.................      63,476        43,568       (9,000)    98,044
                                --------       -------      -------   --------
Total liabilities and
 stockholders' equity.......    $ 91,157       $49,362      $   --    $140,519
                                ========       =======      =======   ========


   See accompanying notes to unaudited pro forma condensed combined financial statements.

            UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
                    REFLECTING RATIONAL SOFTWARE CORPORATION
                       AFTER GIVING EFFECT TO THE MERGER
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                                 SIX-MONTH
                                   YEAR ENDED MARCH 31,          PRO FORMA
                                ----------------------------  ----------------
                                  1994      1995      1996     1995     1996
                                --------  --------  --------  ------- --------
Net product revenue............ $ 43,194  $ 42,611  $ 64,743  $28,915 $ 41,701
Consulting and support
 revenue.......................   28,804    34,738    39,209   17,729   24,326
                                --------  --------  --------  ------- --------
Total revenue..................   71,998    77,349   103,952   46,644   66,027
Cost of product revenue........   12,007     7,148     7,826    3,351    4,216
Cost of consulting and support
 revenues......................   13,758    18,875    20,823    9,591   12,003
                                --------  --------  --------  ------- --------
Total cost of revenue..........   25,765    26,023    28,649   12,942   16,219
                                --------  --------  --------  ------- --------
Gross margin...................   46,233    51,326    75,303   33,702   49,808
  Research and development
   expenses....................   20,971    13,914    18,305    7,633   10,692
  Sales and marketing
   expenses....................   22,949    28,454    41,000   18,824   22,307
  General and administrative
   expenses....................    7,778     7,892    11,690    4,743    6,135
  Charges for acquired in-
   process research and
   development.................      --        --      8,700      --       --
  Merger and restructuring
   casts.......................    9,922    (1,100)      --       --       --
                                --------  --------  --------  ------- --------
Total operating expenses.......   61,620    49,160    79,695   31,200   39,134
                                --------  --------  --------  ------- --------
Operating income (loss)........  (15,387)    2,166    (4,392)   2,502   10,674
Other income, net(1)...........      123       496     1,830      711    2,070
                                --------  --------  --------  ------- --------
Income (loss) before income
 taxes.........................  (15,264)    2,662    (2,562)   3,213   12,744
Provision for income taxes.....      404       406     1,028      292    1,779
                                --------  --------  --------  ------- --------
Net income (loss)..............  (15,668) $  2,256  $ (3,590) $ 2,921 $ 10,965
                                ========  ========  ========  ======= ========
Net income (loss) per share.... $    --   $    .08  $   (.10) $   .08 $    .25
                                ========  ========  ========  ======= ========
Equivalent Shares used in
 computing net income (loss)
 per share.....................      --     29,745    35,938   35,895   44,510
                                ========  ========  ========  ======= ========

--------
(1) Includes $175,000 of loss on disposal of business in fiscal 1994.


   See accompanying notes to unaudited pro forma condensed combined financial statements.

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                             FINANCIAL STATEMENTS

1. The pro forma condensed combined financial statements reflect the issuance of up to 7,000,000 shares of Rational Common Stock for all of the outstanding shares of SQA Common Stock in connection with the Merger based on an exchange rate of 0.86 shares of Rational Common Stock for each outstanding share of SQA Common Stock.

2. There were no material transactions between Rational and SQA during any period presented. In addition, it is currently expected that the impact of any conforming accounting policies will not be material.

3. The Combined Company expects to incur charges to operations currently estimated to be between $8.0 million and $10.0 million, primarily in the quarter in which the Merger is consummated, to reflect direct transaction fees and costs incident to the Merger of $3 million, and additional anticipated costs of $5.0 million to $7.0 million associated with integrating the two companies. Integration costs of merging the companies are expected to include severance costs associated with any employee terminations, costs associated with conforming employee benefits plans, charges associated with the closure of duplicate facilities and asset writedowns related to duplicate business systems. The final amounts associated with each of these items has not yet been determined. An estimated charge, at the midpoint of the above range, of $9.0 million is reflected in the pro forma condensed combined balance sheet as a reduction to retained earnings and an increase to accrued liabilities. The estimated charge is not reflected in the pro forma condensed combined statement of operations data. The amount of this charge is a preliminary estimate and therefore is subject to change.

4. For the three months ended September 30, 1996, SQA reported net income of $1.3 million ($0.15 per share) on total revenues of $6.8 million compared to net income $0.3 million ($.05 per share) on total revenues $3.4 million for the comparable 1995 quarter.

5. The pro forma condensed combined financial statements do not reflect that, in October 1996, Rational sold 5,188,094 shares of Common Stock with proceeds to Rational of approximately $186,000,000, net of underwriting discounts and related expenses. On a pro forma basis, assuming the offering closed on September 30, 1996, pro forma combined total stockholders' equity would be $284,044,000.

                               RATIONAL BUSINESS

  The following is a general discussion of the business of Rational and does not specifically contemplate the integration of SQA's business with Rational's. For a discussion of SQA's business, see "SQA Business." For a discussion of the anticipated effects of the proposed Merger, see "Risk Factors--Risks Related to the Merger," "--Risks Related to Rational and SQA," "--Risks Related to Rational," "--Risks Related to SQA," "Approval of the Merger and Related Transactions--Joint Reasons for the Merger," "--Rational's Reasons for the Merger," "--SQA's Reasons for the Merger," "Terms of the Merger--Conduct of the Combined Company Following the Merger," "--Conduct of Rational's and SQA's Business Prior to the Merger."

  Rational develops, markets and supports a comprehensive solution for the component-based development of software systems. Rational's objective is to ensure the success of customers in developing and managing software systems that are strategically important to their businesses. Rational provides an integrated family of tools that spans the critical phases of the software development process from initial analysis and design through delivery and maintenance. In addition, Rational provides technical consulting, training and support services. By supporting controlled iterative development, visual modeling and an architecture-driven process, Rational's products and services enable customers to reduce the risk of project failure, improve the quality of the software systems they develop, increase developer productivity, reduce time-to-market and increase software reusability.

INDUSTRY BACKGROUND

  Traditional software development techniques have not kept pace with advances in computer processor technology, with the development of new platforms such as the Internet or company-specific intranets, or with the general demand for distributed software systems such as multi-tiered client/server applications. Software, therefore, has increasingly become the constraint on performance, quality, and time-to-market for many organizations. The ability to quickly and cost-effectively create complex software applications that perform as desired and that are easy to maintain and reuse in related applications and products can be a critical competitive differentiator. As the number and complexity of software applications continues to expand, it is becoming increasingly important for businesses to migrate to a more effective approach to software development.

 The Growth of Software Systems

  Software permeates products and processes encountered in almost every aspect of daily life. Many companies base their businesses on enterprise-wide information systems which are increasingly built as distributed systems exploiting a company-specific intranet or the Internet. Software is at the core of business applications ranging from equity-trading systems to inventory management. The telecommunications business is highly dependent on software in areas as diverse as call routing, switching, rate setting and billing. Software is the central element of command-and-control systems in submarines and military aircraft. Software governs the operation of machines from ordinary office copiers and cellular phones to life-saving medical devices. As organizations seek competitive advantage by exploiting the ongoing improvements in microprocessor technology and the emergence of new computing platforms, software is becoming more pervasive and more sophisticated. The success of businesses around the world depends increasingly on their ability to construct and modify software systems that match their changing business needs.

 The Challenge of Developing Software Systems

  As demand for software applications continues to grow, managers and technical personnel face increasing difficulty controlling the complexity of software, coordinating ever-expanding teams of developers, supporting development and deployment on multiple hardware platforms and operating systems, and delivering systems that meet the needs of the users on time and on budget. Software development projects across a wide range of industries and application types suffer from a high rate of failure, resulting in project cancellation, substantial cost overruns or significant delays to market. An enormous amount of time and energy is wasted by organizations building software systems that fail or fall short of user expectations.

  As software development becomes more complex, traditional methods are becoming increasingly inadequate to respond to the following challenges faced by many developers:

    Addressing hard-to-define and constantly changing customer requirements. When a software system is first specified, the specification is often incomplete, ambiguous, or contradictory and evolves while the system is being built.

    Coordinating teams of developers. Team members, who often are geographically distributed, must work in parallel on different elements of an overall system without interfering with one another's work. As the size of the development team increases, difficulties in communication and coordination among team members typically increase at an even greater rate.

    Reusing software on a large scale. The ability to reuse software components on a large scale to enhance existing products and build additional products offers organizations the opportunity to further leverage their investments in software development and decrease the cost and time-to-market of new products.

    Adhering to stringent reliability and certification standards. Customers often require that software systems meet stringent performance and reliability specifications. In addition, software developers are often required to formalize, document and improve their software development processes in order to gain market entry to industries regulated by the Federal Aviation Administration, the Department of Defense, the Food and Drug Administration or other certifying bodies that review the software components of regulated products.

    Developing and deploying new software in combination with existing software on multiple platforms and operating systems. Software developers creating different elements of the same project often work on different hardware platforms and operating systems, such as in the development of client/server systems. Furthermore, purchasers of software developed for one platform or operating system often require the ability to deploy the software on new platforms or operating systems. In addition, developers are often required to incorporate elements of existing software systems into new projects.

  Organizations have tried, often without success, to address these challenges with a variety of development products and processes. Typical approaches have included structured analysis and design, the use of numerous stand-alone tools from various vendors to address various aspects of programming, the use of CASE (Computer- Aided Software Engineering) tools to automate portions of the software development process, and numerous management approaches such as design review and code "walk-throughs." However, none of these solutions offered a fully integrated approach. For example, traditional CASE tools required users to adopt methods that were difficult to use and that did not track the typical software development process.

  Many large organizations have responded to the absence of a satisfactory commercial solution by attempting to create ad hoc software development tools and processes in-house. However, because such organizations typically are not in the primary business of creating software development tools, such in-house efforts frequently are hampered by a lack of understanding of the complexity involved, a lack of relevant expertise within the organization, and limits on the amount of resources available for efforts that will benefit only a single product line or organization.

  Commercial and in-house efforts often are further hampered by their reliance on traditional sequential development methods. In applying these methods, the analysis, design, coding, unit testing, software integration and delivery phases of a software development project take place sequentially. The end product is not delivered until the very end of the process, often months or years later. Traditional sequential methods are poorly suited to responding to specifications that evolve during the development process. They also involve a high degree of risk that flaws in the system will not be discovered until the end of the development process, requiring significant, and often unplanned, time, effort and expense to produce a working product.

 The Emergence of Component-Based Development

  Component-based development is a way of constructing software systems by combining and integrating pre-engineered and pre-tested software components. Component-based development has emerged as a powerful technique to simplify the construction of software systems and to improve their quality. Software components can be designed, developed, and tested once, and then combined multiple times by other users to create new software systems in a manner analogous to combining hardware integrated circuits to create a new electronic device. By increasing software re-use, this approach reduces the amount of source code that must be created in connection with the development of a new software system, helping to reduce risk, time-to-market and cost, as well as to improve the quality of the resulting software.

  Rudimentary forms of software components have been used for several decades, starting with the use of subroutines in the first programming languages. The increasing adoption of object-oriented development during the 1990s has fostered a higher level of software component use. In object-oriented programming, "objects" are used as building blocks to model real-world processes. Each object is a collection of data and code that performs operations on that data. Details of how the object is implemented are "encapsulated," or hidden, from all but the developer of the object, thus enabling the developer or team responsible for the object to modify it without impacting the work of other developers. Reducing or eliminating unnecessary interdependencies among objects enables the efficient re-use of objects on a modular basis.

  Component-based development builds on the foundation provided by object-oriented programming, using components with more functionality to provide a higher level of abstraction with greater capability. Often, a complete program will serve as a component in a larger system. By raising the level of abstraction and re-use of components, component-based development offers higher leverage and return on investment than previous techniques.

  The growing interest in and increasing usage of component-based development are driven by several major industry trends that emphasize the development of separate but complete programs that work together as part of a larger system. These include the growth of the Internet, company-specific intranets, and distributed multi-tier client/server systems. Component-based development is also driven by the widespread adoption of implementation languages such as Visual Basic, Java(TM), and related technologies such as CORBA and Microsoft's ActiveX, each of which provides mechanisms necessary for distributed components to work together.

  Major software vendors including Microsoft, Oracle, Hewlett-Packard, Sun Microsystems and Netscape Communications have begun to use internally, and some have publicly endorsed, component-based development. For example, Java applets are separate, self-contained, pre-existing programs (components) that can be automatically downloaded from an Internet site and run on a user's system. In addition, Rational believes that Microsoft's strategy for supporting customers that are building enterprise information systems is based on component-based development. Much of Microsoft's technology infrastructure is aimed at providing ways of allowing complete programs to serve as software components that can be integrated with other components.

THE RATIONAL APPROACH(TM)

  Rational provides extensive support for component-based development through each of the major phases of the software development lifecycle. The Rational Approach consists of three elements: a flexible software development process, a set of integrated products and technical consulting services. This approach enables customers to reduce the risk of failure, improve the quality of the software systems they develop, increase developer productivity, reduce time-to-market and increase software reusability.

  The first element of the Rational Approach, a flexible software development process, includes several software development concepts:

    Controlled iterative development: Reducing risk, cost and time-to-market. Rational's tools support controlled iterative development, which Rational believes is more economical and predictable than traditional sequential development, significantly reducing the risk and cost of developing software. In controlled iterative development, the objectives for a software system are specified and used to drive the creation of a series of partial but increasingly functional systems. Risk is reduced because each iteration provides an opportunity for developers to identify problems in system functionality, performance and user interface, and to obtain user and customer feedback. The need for unplanned, unbudgeted fixes can be significantly reduced or eliminated. Controlled iterative development also provides a significant time-to- market advantage. Because working iterations are available over much of the project lifecycle, developers have the option of shipping a high-quality system even before full functionality is implemented, if necessary to take advantage of a market window, and to add functionality as new iterations are completed.

    Visual modeling: Managing complexity. Visual modeling is a technique in which software components and the relationships among them are described graphically. The model captures information about business processes or software requirements, and the software components and architectures necessary to implement them. The model raises the level of abstraction from source code to a visual programming approach, which Rational believes is more intuitive than non-graphical approaches for most software developers. Visual modeling is an essential element of using component-based development on a large scale.

    Architectural approach: Enhancing quality and re-use. Rational's tools help software developers build applications that have a sound architecture, thereby maintaining the flexibility to make modifications or add new modules. This, in turn, can increase reusability and thereby decrease time-to-market for future products. Software architecture refers to the basic structure and foundation of a software program. Designing a robust architecture early in the development process, verifying the soundness of the architecture with early development iterations, and enforcing the integrity of the architecture over the lifetime of the project produce an architecture that is adaptable in the face of changes driven by customer feedback or changing business conditions. A well-designed architecture also allows the developer to identify and package reusable software components. Unless consistently enforced, system architecture can begin to break down as the original architecture is violated or circumvented, either by accident or in response to development time pressures.

  The second element of the Rational Approach is a comprehensive set of integrated software-development products that automate the activities of software managers, designers and developers throughout the software lifecycle. Rational's products include Rational Rose, Visual Test, Rational Apex, Rational Summit and SoDA. Rational's products support visual modeling of the basic business processes and objects necessary for implementing enterprise-wide information systems and developing software components. Rational's products further support the definition of software architecture, coding, testing, debugging, software change management, software process enforcement and documentation of components and entire software systems.

  The third element of the Rational Approach is to provide customers with technical consulting, training and support services. These services help customers apply the elements of the flexible software development process and use Rational's tools effectively. Rational's services are designed to minimize customers' risks and maximize their ability to achieve their business objectives.

RATIONAL'S BUSINESS STRATEGY

  Rational's strategy is to ensure the success of its customers in developing and managing software systems that are strategically important to their businesses. Key components of Rational's strategy are to:

    Maintain technology leadership. Rational offers a comprehensive family of software products that enable component-based development throughout the critical phases of the software development process. Rational has pioneered the tight integration of individual tools to support controlled iterative development and an architecture-driven process throughout the software development lifecycle. Rational plans to continue enhancing its products and integrating additional tools that strengthen and extend Rational's support for component-based development.

    Support the major platforms and implementation languages. Rational's strategy is to offer products that support component-based development on the major UNIX platforms, Windows 95, and Windows NT.

  Rational believes that in order to reach a wide market for its products it is important to support the major implementation languages used for software development. Rational currently supports Visual Basic, C++ and PowerBuilder, and has announced plans to introduce products, currently in beta testing, that support Java and Forte. Rational plans to adapt and extend its technology to support additional implementation languages as they become widely used.

    Leverage the business alliance with Microsoft. On October 2, 1996, Rational and Microsoft announced the formation of a business alliance that will consist of four major elements: technology cross-licensing, joint development, joint marketing and Rational's acquisition of Microsoft's Visual Test product. Rational believes that the strategies of the two companies in relation to the enterprise information systems market are complementary, and the parties have announced that the alliance is intended to allow Microsoft to focus on development environments like Visual Basic, Visual C++ and Visual J++ and Rational to focus on lifecycle tools for analysis and design, testing, documentation and change management. Rational believes that this alliance will facilitate the integration of its products with Microsoft's technology, leading to products that are more appealing to software developers using Windows 95 and Windows NT. Further, Rational believes that its alliance with Microsoft will enable the introduction of Rational's products to software developers using Microsoft's products. See "--Business Alliance with Microsoft."

    Drive the industry standard for visual modeling. Rational believes that its UML has become the de facto standard language for visual modeling of business processes and for the development of software systems. Rational, Microsoft, Oracle, Hewlett-Packard, MCI Systemhouse, Texas Instruments and IntelliCorp have announced plans to submit a joint proposal for inclusion of the UML in the OMG's Object Analysis and Design Facility specification. Rational believes that the existence of an official standard will help accelerate the rate of adoption of object technology by reducing the uncertainty and confusion that stem from a lack of standards. Rational's believes that it is well-positioned as the developer of the UML standard and as a market leader in visual modeling tools. See "Risk Factors--Risks Associated with Rational and SQA--Dependence Upon Growth of Emerging Industries" and "--Risks Associated with Rational--Development of Industry Standards."

    Build comprehensive distribution capabilities. Rational intends to continue leveraging its worldwide presence to provide tools to customers whose businesses depend on developing and maintaining software systems. Rational's direct sales force, supported by highly-skilled technical personnel in the field, allows to work closely with its customers to help ensure their success. In fiscal 1996, Rational's established new sales channels, including telesales, service providers and VARs, which it intends to expand. In addition, Rational plans to make extensive use of the Internet for marketing, selling and customer support, with the objective of reaching a larger potential market while reducing selling costs.

  The discussion of Rational's strategy above contains forward-looking statements that are based upon Rational's current intentions and that involve risks and uncertainties. Actual results and future actions taken by Rational could differ materially from those discussed in the forward-looking statements as a result of certain factors, some of which are beyond Rational's control and are dependent upon future market developments. See "Risk Factors--Risks Associated with Rational and SQA--Dependence Upon Growth of Emerging Industries," "--Expansion of Product Lines," "--Risks Associated with Rational--Development of Industry Standards," "--Business Alliance with Microsoft," and "--Dependence Upon Sales Force and Other Channels of Distribution," as well as the other risks set forth in "Risk Factors" and elsewhere in this Prospectus.

PRODUCTS AND SERVICES

  Rational supports component-based development with an extensive family of software products covering critical phases of the software development lifecycle, from initial analysis of requirements through detailed design, coding, testing, debugging and maintenance. Rational's products support individual designers and developers, development teams and project managers. The major components of Rational's product line are Rational Rose, for visual modeling; Rational Apex, for managing development teams and the components they generate; Rational Summit, for software change management and process enforcement; SoDA, for automated documentation generation, and Visual Test, for automated software testing on Windows 95 and Windows NT. These tools work together to support controlled iterative development, visual modeling and an architecture-driven process in a consistent manner.

 Rational Rose: Visual Modeling Tools

  Rational Rose is a software-engineering tool that allows users to develop, verify and document the analysis and design model of their software graphically. Rational Rose keeps the analysis and design model consistent through the entire software lifecycle, making controlled iterative development feasible. The first Rational Rose product was shipped in 1992. Rational Rose is used in the construction of enterprise information systems, packaged software products, systems integration activities, and for the construction of technical systems in industries such as telecommunications, medical instruments, transportation and aerospace. Over 20,000 licenses of Rational Rose family products have been sold worldwide. Rational Rose has been the recipient of industry product-excellence awards.

  The Rational Rose product line supports major platforms, including UNIX, Windows 95 and Windows NT, and implementation languages, including C++, Visual Basic and Power Builder, that are widely used today. Rational has also announced plans to introduce Rose/Java and Rose/Forte, which are currently in beta testing. Rational Rose generally supports round-trip engineering, in which the user can go from graphical design to generation of source code, modify the resulting source code, reverse engineer the new source code to generate a graphical depiction of the system as it exists after being modified, and merge any changes made in the source code back into the model or vice versa. By keeping the graphical analysis and design model consistent with the source code, Rational Rose supports controlled iterative development over the lifetime of the project. Rational believes that Rational Rose is unique in its ability to support an unlimited number of "round-trips" with no loss of information.

 Rational Apex: Integrated Development Environment Tools

  Rational Apex is a software-engineering environment for control of software projects. It effectively controls large-scale development efforts, helping customers improve time-to-market while reducing risk and cost. It also makes large-scale software re-use possible by directly managing software architecture, significantly improving the efficiency of the overall software development process. The product was first shipped in 1993, replacing Rational's first-generation programming environment, and over 7,500 licenses have been sold to date. Rational Apex runs on UNIX platforms and is available in versions that support the C/C++ and Ada programming languages. Rational has announced that the next release of its Apex C/C++ product will provide architectural control and build/release management for Java.

  Rational Apex gives users architectural control, a way of expressing and enforcing automatically the overall architecture of a software system throughout the lifetime of the project, allowing users to replace manual mechanisms of expressing and enforcing a software system's architecture. The product provides a construct that enforces the boundaries of the architecture automatically. It detects, reports and eliminates violations of the architecture, preventing the decay or degradation of the architecture that can occur over the lifetime of a project.

  Rational Apex also provides extensive support for day-to-day configuration management and version control. It supports parallel development within and among development teams. It generates an audit trail of changes to the software, capturing the specifics of every change made over the course of the project. The building and releasing of each iteration of a software system is automated, thereby providing the team and project management support that is essential for controlled iterative development.

  The Apex family also includes the VADS line of Ada compilers, debuggers, and related tools for the development of highly-reliable, high-performance embedded systems. VADS was first shipped in 1984 and over 7,000 licenses have been shipped to date. The VADS family runs on major UNIX platforms, and the VADS cross-compiler product family supports major embedded system targets including the PowerPC, Motorola 680x0 and Intel architecture.

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 Rational Summit: Software Change-Management Tools

  Rational Summit is an integrated software change-management tool that helps manage the overall software change process, including change identification, change policy enforcement, and measurement and management of software development progress. Rational Summit allows users to group a number of related software changes into a task, which can then be explicitly managed. These changes may collectively be necessary, for example, to fix a software bug or to add a requested feature. Rational Summit can be customized and configured to meet specific change-management needs of organizations.

  Rational Summit is available on major UNIX platforms. Rational Summit was first shipped in May 1996 and approximately 750 licenses have been sold. Summit supports integration with the leading desktop project-management tools, such as Microsoft Project and Microsoft Excel.

 SoDA: Software Document Automation Tools

  SoDA allows users to generate documentation automatically and incrementally using graphical and textual information taken from many external sources. SoDA also can be tailored to a variety of documentation formats and can be used on projects regardless of the implementation language. SoDA is available on UNIX, Windows 95 and Windows NT. SoDA was first shipped in June 1994, and over 1,500 licenses have been sold to date.

 Visual Test: Software Testing Automation Tools

  Visual Test, an automated, language-independent, software testing tool, is designed to increase developers' and testers' productivity by rapidly creating tests for applications of virtually any size and created in any implementation language by capturing those tests for later re-use. These capabilities enhance the ability of organizations to deploy applications for the Windows 95 and Windows NT operating systems. Visual Test includes a Scenario Recorder used to create test cases interactively, and may be used to test individual software components or entire systems, including "stress tests" of large client/server applications. Visual Test supports testing of the latest technologies, such as ActiveX Controls, which helps developers to ensure the quality of their applications while realizing the productivity benefits of component software. Visual Test is integrated with Microsoft Developer Studio, a desktop development environment.

  Visual Test was first shipped by Microsoft in 1992. Microsoft has announced the shipment of over 75,000 licenses since the product's introduction. Rational acquired Visual Test on October 2, 1996 from Microsoft.

 Technical Consulting and Customer Support Services

  Rational views its technical consulting services as an important part of its strategy of offering a complete, integrated solution for customers who are developing complex software systems, as well as a way to promote higher-margin product sales. Rational approaches the delivery of its technical consulting services as a partnership with its customers. Customers often request Rational's guidance to help them improve their approach to software development, to realize the benefits of the Rational Approach and to efficiently use Rational's products.

  Rational's services include consulting and training that enable customers to adopt advanced software processes and to use component-based development effectively. Consulting services range from helping customers implement large-scale software re-use, to working with customers to develop the right architecture for their software systems, to helping a customer's development team work through the first few iterations of the controlled iterative development process. Rational also offers several standard consulting packages and training courses that assist customers in the implementation of controlled iterative development and the use of component-based development.

  Rational complements its products and professional services with an experienced team that allows it to maintain strong relationships with its customers and further promote its products and services. Rational provides telephone, electronic mail and fax-based customer support through Rational Customer Support Services

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organization. Members of Rational's software support team typically have several years experience in areas such as software engineering, software testing, or tool development.

BUSINESS ALLIANCE WITH MICROSOFT

  On October 2, 1996, Rational and Microsoft announced the formation of a business alliance which will consist of Rational's acquisition of Microsoft's Visual Test product, technology cross-licensing, joint development projects and joint marketing programs. See "Risk Factors--Risks Associated with Rational-- Business Alliance with Microsoft," "--Acquisition of the Visual Test Product," "--Licensing of Rose Technology to Microsoft," and "Rational Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

  In connection with this alliance, Rational acquired from Microsoft the Visual Test product, a leading software testing tool. Microsoft has announced the shipment of over 75,000 licenses since the product's introduction in 1992. Rational intends to release new versions of the Visual Test product that extend its support for component-based development and Internet applications. Microsoft has retained rights to continue using Visual Test in its own software development, and the companies have agreed to work together to specify and develop new product features and updated releases to exploit new releases of Microsoft's operating system and tools products. Rational has also granted Microsoft a five-year option to obtain a license to incorporate certain elements of Visual Test technology in Microsoft's development tool products, including Visual Basic, Visual C++ and Visual J++. See "--Products and Services--Visual Test: Software Testing Automation Tools."

  The cross-licensing element of the alliance includes a five-year license to Rational to develop and distribute, as part of Rational's products, Microsoft's Developer Studio, an integrated development environment for Windows 95 and Windows NT. Rational plans to integrate its visual modeling tools into Developer Studio. In addition, Rational has licensed the rights to the future Microsoft repository, and Rational plans to integrate its products with Visual Source Safe, Microsoft's version control system, introducing capabilities for change management and process automation.

  Rational has entered into a two-year agreement to develop a visual modeling product, including certain elements of Rational Rose, for distribution in certain Microsoft development tools which run on Windows 95 and Windows NT. Rational will be obligated to provide timely product updates to maintain compatibility with changes in Microsoft operating systems. Following expiration of the agreement, Microsoft will have the option to obtain a perpetual, non-exclusive right to source code for the product, including certain aspects of Rational's Rose technology.

  Rational's objective in acquiring the Visual Test product and partnering with Microsoft is to extend Rational's product line and to increase the use of component-based development by providing visual modeling capabilities to developers using Microsoft's visual tools. In addition, Rational believes that its arrangement with Microsoft will expose Rational's technology to potential customers outside of its historical customer base. Rational expects that changes in its pricing models and combinations of features within product lines will be required to encourage these potential customers to purchase Rational products. Rational's objective in entering into the cross-licensing arrangements with Microsoft was not to generate direct product revenue from Microsoft, and Rational does not expect such arrangements to directly result in a material increase in product revenue.

  Joint development efforts include Rational developers and testers working with Microsoft personnel on site at Microsoft in Redmond, Washington, to integrate Rational's products with the Microsoft infrastructure, including DCOM, ActiveX, BackOffice and the Microsoft visual tool products. The joint development efforts also include testing of Rational products in Microsoft's Usability Labs.

  Plans for joint-marketing activities include use of the Internet and the World Wide Web, co-sponsored seminars, joint press conferences, direct mail campaigns and other promotional activities.


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PRODUCT DEVELOPMENT

  Rational believes that its success will depend largely upon its ability to enhance existing products and develop new products that meet the needs of a rapidly evolving marketplace and increasingly sophisticated and demanding customers. Rational intends to extend and strengthen its lifecycle support for component-based development by expanding its product offerings, introducing new products, and offering higher levels of integration among its products. Rational uses its own software processes and tools extensively in its own software development activities. While Rational has primarily developed products internally, it may, based on timing and cost considerations, acquire technologies or products from third parties.

  Rational's research and development staff, including product development, product support and technical writing personnel consists of 127 employees as of September 30, 1996. Rational's total research and development expenses were approximately $20.2 million, $12.2 million and $15.9 million in fiscal years 1994, 1995, and 1996, respectively.

CUSTOMERS AND APPLICATIONS

  Over 40,000 licenses of Rational's software products, exclusive of Visual Test, have been sold to over 2,500 customers worldwide. No single customer accounted for 10% or more of revenues in fiscal 1996. One customer, LM Ericsson and related companies, accounted for approximately 10% of Rational's revenues in the six months ended September 30, 1996. Rational's comprehensive solution of software development tools and professional services is used by major organizations in many industry segments to design, build and maintain complex software systems.


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  The following customers were among Rational's largest customers in fiscal
1996 and the first half of fiscal 1997 in the areas listed:

ENTERPRISE INFORMATION SYSTEMS            FINANCIAL SERVICES

AT&T                                      Aetna
Automobiles Peugeot                       American Express
Daimler-Benz                              Chase Manhattan Bank
Dow Chemical                              Deutsche Bank
Eastman Kodak                             Fidelity Investments
Knight-Ridder                             Liberty Mutual
MCI                                       London Stock Exchange
NBC                                       Merrill Lynch
Nynex                                     MetLife
Osaka Gas Information Systems             Morgan Guaranty
Reuters                                   Nomura International
WorldCom                                  Republic National Bank
Xerox                                     Standard Life Assurance
                                          Union Bank of Switzerland
TELECOMMUNICATIONS                        USF&G
                                          USAA
Alcatel                                   Zurich Cantonal Bank
Bell Sygma Telecom
British Telecom                           AEROSPACE/DEFENSE
Broadband Technologies
Deutsche Telekom                          Boeing
LM Ericsson                               Hughes
Lucent Technologies                       Lockheed Martin
Mitel Corporation                         Raytheon Company
Nortel                                    Texas Instruments
Qualcomm                                  TRW
Siemens
                                          TRANSPORTATION
INDEPENDENT SOFTWARE VENDORS AND SYSTEMS
INTEGRATORS                               British Airways
                                          GEC-Alsthom
Attachmate                                Honeywell
CSC                                       Hughes Air Traffic Systems
Cognos, Inc.                              Rockwell-Collins
EDS
IBM
Microsoft

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

SALES AND MARKETING

  Rational primarily employs a direct selling approach which couples sales of its integrated software tools with high-value technical consulting services. Rational has established a major-account direct sales and technical consulting organization in the United States, Canada, Europe, and in the Asia/Pacific/Latin America region. Rational's major-account direct sales and technical consulting organization is based on a team-selling model organized around an Account Representative and an average of three Software Engineering Specialists. Rational's Software Engineering Specialists provide pre- and post-sales support, and are the primary delivery mechanism for Rational's high-value technical consulting services. Rational believes that its major-account sales and technical consulting organization is a powerful asset, giving Rational the resources to form lasting relationships with its major customers. See "Risk Factors--Risks Related to Rational--Dependence Upon Sales Force and Other Channels of Distribution."

  Rational's major-account direct sales and technical consulting organization is focused on large customers that directly depend on their capability to develop software. Rational believes that additional opportunities exist which may be pursued by Rational's direct sales force in partnership with external service providers and VARs. Rational also believes that it can exploit additional revenue opportunities by developing channels such as telesales and the use of the World Wide Web for direct marketing, sales and customer support. Rational believes that the development of these additional channels will allow it to reach a broader base of customers and maintain direct contact with them at a lower cost than other sales efforts.

  Rational's North American sales, marketing and professional service organization consists of 329 individuals, operating out of corporate headquarters in Santa Clara, California, field offices in other locations throughout North America, the United Kingdom, France, Germany, Sweden, Australia, Taiwan, India, South Korea and Brazil. Rational's direct international operations are staffed almost exclusively by local personnel. Rational also has distributors and resellers in North America and additional distributors in Spain, Italy, Israel, Singapore, Korea, China, Japan and South Africa.

  Rational has established a partnership with Osaka Gas Information Systems Research Institute ("OGIS-RI"), a subsidiary of Osaka Gas and a provider of object-oriented programming expertise in the Japanese market. OGIS-RI has localized certain of Rational's tools, including the Windows and UNIX versions of Rational Rose/C++, for the Japanese market, along with training materials on software process and object technology. OGIS-RI currently markets, sells and offers an extensive range of technical consulting and training services to support the Rational Rose product line in Japan.

  In support of its sales efforts, Rational's marketing department conducts comprehensive programs which include maintenance of an extensive home page on the World Wide Web, an electronic subscription service for news announcements about Rational, print advertising, direct mail, public relations, trade shows and ongoing customer communications programs. Rational also keeps its customers informed of advances in the field through a customer newsletter, technical papers and other mailings.

PRODUCT PRICING

  Rational's software licenses are normally perpetual, fully-paid-up floating licenses. The floating license limits the number of simultaneous users in a network instead of being associated with a specific user or computer. Rational also offers other kinds of licenses, such as node-locked licenses that limit a software license to a single computer and project licenses that provide selected Rational tools to all the developers working on a specific project.

  The bulk of Rational's net product revenue in fiscal 1996 was derived from sales of its Rose and Apex product families. Elements of the Rose family range in price from $495 for a single-user PC version of Rational Rose, to $2,400 for Rational Rose/Visual Basic on a PC, to $8,400 for a floating license of Rational Rose/C++ on a UNIX workstation. Elements of the Apex family range in price from $7,500 for an Apex C++ license on

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

UNIX to $22,000 for an Apex Ada license on UNIX. Rational's products are often sold in multiple quantities to teams of software developers working together in a client/server environment. Rational offers standard discounts based on dollar volume in a single purchase order.

  Rational also offers a support program which entitles a licensee to receive all enhancements and upgrades to the licensed product that are published in the succeeding twelve month period, as well as certain other support services. Annual fees for support generally range from 15% to 20% of the software license fee.

  Rational's packaged training courses are offered in the form of open-enrollment public courses and in-house courses at customer facilities, and range from $1,750 per person for a typical four-day course, to between $3,000 to $12,500 for in-house courses depending on the length of the course and the maximum number of students in the class. Rational's packaged consulting services range from approximately $50,000 to several hundred thousand dollars. Currently, custom consulting is priced on a time-and-materials basis, although Rational plans to bill more of its custom consulting on a project-by-project basis in the future. Discounts are offered for engagements of 1,000, 2,000 and 6,000 hours of consulting in a calendar year.

COMPETITION

  The marketplace for software engineering tools is intensely competitive. Given the breadth of Rational's product lines, each product faces competition from one or more sources. See "Risk Factors--Risks Related to Rational and SQA--Competition."

  Rational faces competition from software development tools and processes developed internally by customers, including ad hoc integrations of numerous stand-alone development tools. Rational believes that its solution is superior to such in-house efforts, which are frequently hampered by a lack of understanding of the complexity involved in software development, a lack of relevant expertise within the organization, limits on the amount of resources made available for efforts that will benefit only a single product line or organization and a reliance on traditional sequential development methods.

  Rational's faces competition from Intersolv, Inc., Platinum Technology, Inc., Select Software Tools plc and numerous privately held tool suppliers offering traditional CASE tools that compete with the Rational Rose approach to visual modeling and component-based development. Rational's Visual Test product faces competition from SQA, Inc., Mercury Interactive Corporation, Segue Software, Inc. and several private companies offering testing automation tools. Rational Apex for C/C++ faces competition from major UNIX platform vendors such as Sun Microsystems Inc., Hewlett-Packard Company and Digital Equipment Corporation, which have C/C++ compilers and debuggers and in some cases programming environments for their platforms. In addition, numerous privately held companies offer compilers, debuggers and programming environments which compete with Rational Apex. The Rational Summit product line faces competition from Pure Atria Corporation and other suppliers offering change management systems. Rational's Apex Ada and VADS product lines face competition from Thomson Software Products, Green Hills Software, Inc. and a large number of other suppliers offering Ada products for native and embedded systems.

  Rational believes that the major competitive factors in its markets are corporate and product reputation, breadth of coverage by an integrated product line, product architecture, functionality and features, product quality, performance, ease of use, quality of support, availability of technical consulting services and price. Rational believes that its combination of an integrated family of products supporting component-based development throughout the software development lifecycle and its emphasis on controlled iterative development, visual modeling and an architecture-driven process, coupled with its extensive major-account direct sales and technical consulting organization and the supporting channels such as VARs, telesales and the World Wide Web, are effective selling tools.

  Rational believes that the increased level of competition it observed in fiscal 1996 and the first half of fiscal 1997 will continue to increase. Because individual product sales are often the first step in a broader customer

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

relationship, Rational's success depends in part upon its ability to successfully compete with numerous competitors at each point within its product line. Certain of Rational's competitors are more experienced than Rational in the development of software-engineering tools, databases or software-development products. Rational encounters substantial competition from in-house software tools developers for large organizations. Some of Rational's competitors have, and new competitors may have, larger technical staffs, more established distribution channels and greater financial resources than Rational. There can be no assurance that either existing or new competitors will not develop products that are superior to Rational's products or that achieve greater market acceptance. Rational's future success will depend in large part upon its ability to increase its share of its target markets and to license additional products and product enhancements to existing customers. There can be no assurance that future competition will not have a material adverse effect on Rational's results of operations.

INTELLECTUAL PROPERTY

  Rational regards its software as proprietary and attempts to protect it under a combination of copyright, trademark and trade secret laws, employee and third-party non-disclosure agreements and other methods of protection. Despite these precautions, it may be possible for unauthorized third parties to copy certain portions of Rational's products or to reverse engineer or obtain and use information Rational regards as proprietary. While Rational's competitive position may be affected by its ability to protect its proprietary information, Rational believes that trademark and copyright protections are less significant to Rational's success than other factors, such as trade secret protection, the knowledge, ability and experience of Rational's personnel, name recognition and ongoing product development and support.

  Rational's software products are generally licensed to end users on a "right to use" basis pursuant to a perpetual license. Rational licenses its products primarily under "shrink wrap" licenses (i.e., licenses included as part of the product packaging). Shrink wrap licenses are not negotiated with or signed by individual licensees and purport to take effect upon the opening of the product package. Certain provisions of such licenses, including provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed program, may be unenforceable under the laws of certain jurisdictions. In addition, the laws of some foreign countries do not protect Rational's proprietary rights to the same extent as do the laws of the United States.

  As the number of software products in the industry increases and the functionality of these products further overlaps, Rational believes that software programs will increasingly become subject to infringement claims. There can be no assurance that third parties will not assert infringement claims against Rational in the future with respect to current or future products. Any such assertion could require Rational to enter into royalty arrangements or result in costly litigation. See "Risk Factors--Risks Related to Rational and SQA--Limited Protection of Intellectual Property and Proprietary Rights."

EMPLOYEES

  As of September 30, 1996, Rational employed 540 full-time personnel, including 127 in product development, 329 in sales, marketing and technical consulting and 84 in finance and administration. Rational's employees are not represented by any collective bargaining organization, and Rational has never experienced a work stoppage. Rational believes its success will depend in part on its continued ability to attract and retain highly qualified personnel in a competitive market for experienced and talented software engineers and sales and marketing personnel. See "Risk Factors--Risks Related to Rational and SQA--Dependence Upon Key Personnel."

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

FACILITIES

  Rational's headquarters are located in a leased facility, located in Santa Clara, California, consisting of approximately 94,000 square feet of office space occupied under a lease expiring in January 2001, with a renewal option for an additional five years. Rational also leases approximately 16,300 square feet of office space in Aloha, Oregon under a lease expiring in January 1999, and approximately 22,900 square feet of office space in McLean, Virginia under a lease expiring in February 2001. Rational leases additional facilities and offices, including locations in Alabama, California, Connecticut, Florida, Maryland, Massachusetts, New York, Ohio, Pennsylvania, Virginia, Washington, Wisconsin, London, Melbourne, Munich, Paris, Sao Paolo, Seoul, Stockholm, Taipei and Canada. Rational believes that its existing facilities and offices, together with additional space available to it, are adequate to meet its requirements for the foreseeable future.

LEGAL PROCEEDINGS

  On December 1, 1995, Interactive Development Environments ("IDE") filed an action against Rational in the San Francisco County Superior Court seeking monetary damages in excess of $3 million and other relief for Rational's alleged breach of an alleged contract, misrepresentation and related claims based on Rational's preliminary, non-binding merger discussions in 1995 with IDE. In March 1996, the court sustained Rational's demurrer to IDE's claim for specific performance of the alleged contract between the parties. In October 1996, IDE amended its complaint to add a claim for "Fraud--Non-Disclosure," in which it alleges that Rational was obligated to tell IDE of Rational's acquisition discussions regarding Objectory AB, and to lower the amount of damages claimed to $2 million. Trial on IDE's remaining claims is set for January 1997, although the parties have signed a stipulation extending the trial date to March 1997 and Rational anticipates the Court will so order. Rational believes IDE's complaints are without merit and intends to defend the case vigorously, although Rational makes no assurance that it will be successful in defending the action. There are no other material pending legal proceedings to which Rational is a party or to which any of Rational's property is subject.

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

                 RATIONAL MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following is Rational management's discussion and analysis of the financial condition and results of operations of Rational and does not specifically contemplate the integration of SQA's operations with Rational's. For a discussion of SQA's financial condition and results of operations, see "SQA Management's Discussion of Financial Condition and Results of Operations." For a discussion of the anticipated effects of the proposed Merger, see "Risk Factors--Risks Related to the Merger," "--Risks Related to Rational and SQA," "--Risks Related to Rational," "--Risks Related to SQA," "Approval of the Merger and Related Transactions--Joint Reasons for the Merger," "--Rational's Reasons for the Merger," "--SQA's Reasons for the Merger," "Terms of the Merger--Conduct of the Combined Company Following the Merger," "--Conduct of Rational's and SQA's Business Prior to the Merger."

  The statements contained in Rational Management's Discussion and Analysis of Financial Condition and Results of Operations include "forward-looking" information within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by those sections. Rational's actual future results could differ materially from those projected in the forward-looking information. Some factors that could cause future actual results to differ materially from Rational's recent results or those projected in the forward-looking information are discussed elsewhere in this Prospectus/Joint Proxy Statement. See "Risk Factors." Rational assumes no obligation to update the forward-looking information or such factors.

OVERVIEW

  Rational's revenue is derived from product license fees and charges for services, including technical consulting, training and customer support. In accordance with generally accepted accounting principles, Rational recognizes software license revenue upon shipment and recognizes customer-support revenue over the term of the maintenance agreement. Revenue from consulting and training is recognized when earned. Rational's license agreements generally do not provide a right of return, and reserves are maintained for potential credit losses, of which there have been only immaterial amounts.

  Rational estimates that Rational and SQA will incur an aggregate of approximately $3 million in direct transaction costs in connection with the Merger contemplated by this Prospectus/Joint Proxy Statement, which will be charged to operations upon consummation of the Merger. Rational expects to incur an additional charge to operations of between $5 million and $7 million primarily in the quarter ending March 31, 1997, the quarter in which the Merger is expected to be consummated, to reflect costs associated with integrating the two companies. Integration costs of merging the companies are expected to include severance costs associated with any employee terminations, costs associated with conforming employee benefits plans, charges associated with the closure of duplicate facilities and asset writedowns related to duplicate business systems. The final amounts associated with each of these items has not yet been determined. Total costs associated with the Merger are anticipated to result in an operating loss and a net loss for Rational's quarter ending March 31, 1997, and are expected to contribute to an operating loss and a net loss for Rational's 1997 fiscal year. See "Risk Factors--Risks Related to the Merger--Costs of Integration; Transaction Expenses."

  On October 2, 1996, Rational and Microsoft announced the formation of a business alliance that will consist of Rational's acquisition of Microsoft's Visual Test product, technology cross-licensing, joint development projects and joint-marketing programs. The purchase price of the Visual Test product consisted of a single $23 million cash payment, which will be accounted for using the purchase method. Rational's operating results for the quarter ending December 31, 1996 will be reduced by charges and operating expenses associated with the acquisition of the Visual Test product, including an expected charge to operations for acquired in-process research and development of between $15 million and $19 million, as well as increased marketing expenditures related to the promotion of the Visual Test product. Such charges and expenses will result in a significant net loss for the quarter ending December 31, 1996, and are expected to contribute to a net loss for fiscal 1997. The charge to operations for acquired in-process research and development represents the present value of the estimated cash flow expected to be generated by Visual Test related technology, which at the acquisition date

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

had not yet reached the point of technological feasibility and does not have an alternative future use. Rational plans to continue devoting effort to developing commercially viable products from the acquired in-process research and development. More specifically, Rational intends to exploit networked computing resources to accelerate the testing process. Amounts attributed to other purchased intangible assets will be amortized to operations over their estimated useful lives, which in most cases are two to four years. Rational's objective in entering into the cross-licensing arrangements with Microsoft was not to generate direct product revenue from Microsoft, and Rational does not expect such arrangements to directly result in a material increase in product revenue. See "Risk Factors--Risks Related to Rational--Business Alliance with Microsoft," "--Acquisition of the Visual Test Product," "--Licensing of Rose Technology to Microsoft," and "Rational Business--Business Alliance with Microsoft."

  On October 22, 1996, Rational effected a public offering of 5,188,094 shares of its Common Stock, resulting in proceeds to Rational, net of underwriting discounts and other related expenses, of approximately $186,000,000. Rational will incur an expense of approximately $1,200,000 in the quarter ending December 31, 1996 in connection with its contractual commitment to reimburse certain of its stockholders for the underwriting discount applicable to the 684,631 shares of Common Stock sold by them in the October 1996 public offering, as well as certain of such stockholders' other fees and expenses in connection therewith. Such expenses will further increase Rational's expected net loss for the quarter ending December 31, 1996, and will increase the anticipated net loss for fiscal 1997.

  In October 1995, Rational signed a definitive agreement to purchase all the outstanding stock of Objectory AB, a Swedish software development company, in exchange for 1,496,718 shares of Common Stock. The acquisition was accounted for using the purchase method and, accordingly, the operating results of Objectory AB are included in Rational's consolidated results from the date of acquisition. In addition, in the third quarter of fiscal 1996, Rational incurred approximately $14.5 million of one-time charges and operating expenses primarily associated with Rational's acquisition of Objectory AB and the subsequent restructuring and shaping of Rational's business, including an $8.7 million write-off of acquired in-process research and development costs in connection with the Objectory AB acquisition. The in-process research and development amount represents the present value of the estimated cash flow expected to be generated by the Objectory AB related technology, which at the acquisition date had not yet reached the point of technological feasibility and does not have an alternative future use. Rational plans to continue devoting effort to developing commercially viable products from the acquired in-process research and development. Specifically, Rational intends to integrate the Objectory technology with its existing technology. See Note 3 of Notes to Consolidated Financial Statements.

  On March 31, 1994, Rational Software Corporation, a publicly traded corporation formerly known as Verdix Corporation, completed the merger with Rational, a privately held corporation (old Rational), and changed its name to Rational Software Corporation. The transaction was accounted for as a pooling-of-interests business combination and involved the issuance of approximately
14.3 million additional shares of Common Stock. Merger-related expenses of $9.9 million were recorded in fiscal 1994 as a result of the closing of facilities, severance costs, administrative costs and the write-off of capitalized software costs related to overlapping product lines. Fiscal 1995 results reflected expense reductions of $1.1 million relating to the reversal of fiscal 1994 rent accrual adjustments associated with the closing of facilities. The remaining facilities accrual is $1,706,000 at June 30, 1996. See Notes 3 and 5 of Notes to Consolidated Financial Statements.

  International sales accounted for 31%, 34%, 36% and 36% of Rational's revenues in fiscal 1994, 1995, 1996, and the six months ended September 30, 1996, respectively, and Rational expects that international sales will continue to account for a significant portion of Rational's revenues in future periods. See "Risk Factors--Risks Related to Rational and SQA--Risks Associated with International Operations."

  In the fiscal year ended March 31, 1996 and the six month period ended September 30, 1996, Rational's revenues from consulting and support grew at a slower rate than revenues from product sales, contributing to increasing gross margins. There can be no assurance that this trend will continue in future periods. See "Risk Factors--Risks Related to Rational and SQA--Expansion of Product Lines; Dependence on New Product Introductions" and "Risks Related to Rational--Dependence Upon Sales Force and Other Channels of Distribution."

  Although Rational has experienced increasing revenues in each of the past ten quarters, Rational's sales compensation structure has historically contributed to revenues for the first quarter of a fiscal year being lower than revenues for the fourth quarter of the prior fiscal year. There can be no assurance that Rational will continue to experience increasing revenues or that similar fluctuations will not occur again in the future. See "Risk Factors--Risks Related to Rational and SQA--Fluctuations in Operating Results; SQA History of Losses" and "--Expansion of Product Lines; Dependence Upon New Product Introductions."

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated the percentage of total revenue represented by certain line items from Rational's Consolidated Statements of Operations:

                                                               SIX MONTHS
                                       FISCAL YEAR                ENDED
                                     ENDED MARCH 31,          SEPTEMBER 30,
                                    ----------------------    ---------------
                                    1994     1995    1996      1995     1996
                                    -----    -----   -----    ------   ------
Net product revenue................    59 %     54%     61 %      64%      63%
Consulting and support revenue.....    41       46      39        36       37
                                    -----    -----   -----    ------   ------
  Total revenue....................   100      100     100       100      100
Cost of product revenue............    17        9       8         9        7
Cost of consulting and support
 revenue...........................    19       25      21        19       19
                                    -----    -----   -----    ------   ------
  Total cost of revenue............    36       34      29        28       26
                                    -----    -----   -----    ------   ------
  Gross profit.....................    64       66      71        72       74
Operating expenses:
Research and development...........    29       17      17        15       16
Sales and marketing................    30       34      38        39       31
General and administrative.........    10       10      11        10        9
Charges for acquired in-process
 research and development..........   --       --       10       --       --
Merger and restructuring costs.....    14       (1)    --        --       --
                                    -----    -----   -----    ------   ------
  Total operating expenses.........    83       60      76        64       56
                                    -----    -----   -----    ------   ------
  Income (loss) from continuing
   operations......................   (19)       6      (5)        8       18
Other income, net(1)...............   --         1       2         2        2
                                    -----    -----   -----    ------   ------
Income (loss) before provision for
 income taxes......................   (19)       7      (3)       10       20
Provision..........................     1        1       1         1        3
                                    -----    -----   -----    ------   ------
Net income (loss)..................   (20)%      6%     (4)%       9%      17%
                                    =====    =====   =====    ======   ======

--------
(1) Amount for 1994 includes a loss from discontinued operations of $175,000. See Note 4 of Notes to Consolidated Financial Statements.

SIX MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

  Total revenue increased 35% for the six-month period ended September 30, 1996 from the comparable prior year period. Rational's revenue is derived from product license fees and charges for services including training, consulting, and customer support.

  Net product revenue increased by 39% for the six-month period ended September 30, 1996 from the comparable prior year period. The increase in net product revenue was due in part to continued strong customer acceptance of Rational's object modeling tools (the Rational Rose family), as well as the introduction of new versions of the Rational's Apex product for C/C++ application construction.

  Consulting and support revenue increased 30% in the fiscal 1997 six-month period versus the same fiscal 1996 period. These increases reflected higher demand for Rational's consulting expertise in object modeling and advanced software development practices, and, to a lesser extent, increased training and customer support revenues.

  Cost of product revenue consists principally of materials, packaging and freight, and royalties. Cost of product revenue increased 25% for the six-month period of fiscal 1997 compared to the corresponding period of fiscal 1996. These costs represented 11% of total product revenue for the six-month period of fiscal 1997 compared to 12% for the corresponding period of fiscal 1996. The decrease in product cost as a percentage of product revenue was due mainly to lower royalty expense resulting from a decrease in third party product sales.

  Cost of consulting and support revenue consists principally of personnel costs for training, consulting and customer support. Cost of consulting and support increased 22% for the six-month period of fiscal 1997 compared to the corresponding period of fiscal 1996. These costs represented 52% of total consulting and support revenue for the six-month period of fiscal 1997 compared to 55% for the corresponding period of fiscal 1996. The decrease in cost as a percentage is primarily due to more efficient management of Rational's consulting resources, combined with the impact of an underlying relatively fixed support cost base being spread over increased revenues.

  Total expenditures for research and development increased 39% for the six-month period of fiscal 1997 compared to the corresponding period of fiscal 1996. Research and development costs represented 16% of total revenue for the six-month period of fiscal 1997 compared to 16% for the corresponding period of fiscal 1996. This increase is attributable to the cost of additional personnel and related costs incurred in maintaining existing products and developing new product releases.

  Sales and marketing expenses increased 11% for the six-month period of fiscal 1997 compared to the corresponding period of fiscal 1996. These expenses represented 32% of total revenue for the six-month period of fiscal 1997 compared to 39% for the corresponding period of fiscal 1996. The fiscal 1997 increase in sales and marketing expenses reflect the additional personnel, commissions and related costs required in sales and marketing to expand Rational's sales channels, penetrate new markets and increase its market share in core markets.

  General and administrative expense consists of personnel costs for administration, finance, information systems, human resources and general management, as well as legal and accounting expenses. General and administrative expense increased 33% for the six-month period of fiscal 1997 compared to the corresponding period of fiscal 1996. General and administrative expenses represented 9% of total revenue for the six-month period of fiscal 1997 compared to 9% for the corresponding period of fiscal 1996. The increased expense for the fiscal 1997 period resulted from increased employee-related expenses associated with staffing requirements needed to support Rational's expanding business and increased amortization of goodwill arising from the Objectory purchase.

  Other income, net consists of interest income, interest expense, gains and losses on foreign currency transactions and miscellaneous items of income and expense. Other income has fluctuated as a result of operating results, the amount of cash available for investment in interest-bearing accounts and the extent of foreign currency transactions. Other income, net increased $593,000 and for the six-month period of fiscal 1997 compared to the corresponding period of fiscal 1996. The increase is the result of earnings on the additional cash generated by operating activities as compared to the prior period as well as a full six months of interest income earned on cash generated from Rational's secondary public offering which was completed in June 1995, versus four months of interest income for the fiscal 1996 six-month period.

  The provision for income taxes for the first six months of fiscal 1997 and 1996 is based on the estimated annual effective tax rate and includes current federal, state and foreign income taxes. The effective tax rates for fiscal 1997 and 1996 differ from the federal statutory rate, primarily as a result of the utilization of net operating loss carryforwards, offset by certain foreign and state taxes. The higher tax rate in fiscal 1997 is primarily attributable to higher state taxes due to utilization of remaining state net operating losses in 1996, as well as federal minimum tax.

FISCAL YEARS ENDED MARCH 31, 1996, 1995 AND 1994

 REVENUE

  Total revenue increased 25% in fiscal 1996 and 4% in fiscal 1995 after a 1% decrease in fiscal 1994.

  Net product revenue. Net product revenue increased 43% in fiscal 1996 compared to decreases of 6% and 10% in fiscal 1995 and 1994, respectively. The increase in net product revenue in fiscal 1996 was due to continued strong customer acceptance of Rational's visual modeling tools (the Rational Rose family) and the introduction of new versions of Rational's Rational Apex product for C/C++ application construction. Rational's visual modeling tools revenue grew in excess of 100% during fiscal 1996 from the prior year. The decline in net product revenue in fiscal 1995 and 1994 was due principally to the transition from software products designed for proprietary hardware to software products designed for open systems and to the elimination of overlapping product lines following the March 1994 merger. In fiscal 1996 and fiscal 1995 Rational received no revenue from hardware sales compared to $3.5 million for fiscal 1994. Assuming the elimination of hardware sales from fiscal 1994, net product sales increased 3% in fiscal 1995 compared to fiscal 1994. Declines in fiscal 1995 net product revenue were partially offset by increases in the Rational Rose product line.

  Consulting and support revenue. Consulting and support revenue increased 5%, 18% and 15% in fiscal 1996, 1995 and 1994, respectively. These increases reflected higher demand for Rational's consulting expertise in object modeling and advanced software-development practices, and, to a lesser extent, increased training and customer-support revenues. In fiscal 1996, the decline in year-over-year growth from fiscal 1995 was due primarily to Rational's decision to forgo certain consulting revenue opportunities with existing customers in favor of presales investment with new customers.

  International sales. During fiscal 1996, 1995 and 1994, international revenues from product sales and related consulting and customer support were $33.2 million, $24.8 million, and $21.5 million, representing 36%, 34% and 31% of total revenues, respectively. The growth in international sales in each of the last three years was due principally to increased sales and marketing activities in international markets. Rational's international sales are priced in foreign currencies. Rational has attempted to limit its exposure to fluctuations in foreign currencies from time to time by utilizing a hedging strategy for existing receivables denominated in foreign currencies. At March 31, 1996, Rational had no forward exchange contracts. Rational's results of operations during fiscal 1996 and 1995 were favorably impacted by changes in foreign exchange rates. The impact of using actual exchange rates throughout the year compared to exchange rates at the beginning of the year was to increase income from operations by approximately $100,000 and $500,000 in fiscal 1996 and 1995, respectively.

COST OF REVENUE

  Cost of product revenue. Cost of product revenue increased 3% in fiscal 1996 after decreasing 41% in fiscal 1995 and increasing 16% in fiscal 1994. These costs represented 13%, 18%, and 28% of total product revenue in fiscal 1996, 1995 and 1994, respectively. In fiscal 1996, the decrease in product cost as a percentage of product revenue was due mainly to lower royalty expense resulting from a decrease in third party product sales. In fiscal 1995, the decline in cost as a percentage of product revenues was due mainly to the discontinuance of proprietary hardware sales, which resulted in lower material cost, and to a lesser extent, to the change in the product mix to higher-margin products and the elimination of overlapping product lines.

  Cost of consulting and support revenue. Cost of consulting and support increased 7%, 34% and 19% in fiscal 1996, 1995 and 1994, respectively. These costs represented 55%, 54% and 47% of consulting and support revenue in fiscal 1996, 1995 and 1994, respectively. These increases were the result of additional personnel and personnel-related expenses needed to perform professional services in object modeling, advanced software-development practices, and business process engineering. The increases as a percentage of consulting and support revenue resulted from an increase in consulting services compared to support services because of the cost of providing consulting services compared to the costs of providing customer-support services.

OPERATING EXPENSES

  Research and development. Total expenditures for research and development increased 31% in fiscal 1996 after decreasing 40% in fiscal 1995. Total expenditures for research and development increased 6% in fiscal 1994. Research and development costs represented 17%, 17% and 29% of total revenue in fiscal 1996, 1995 and 1994, respectively. The increase in fiscal 1996 was due primarily to expenses incurred following the October 1995 acquisition of Objectory AB. The decrease in fiscal 1995 was the result of personnel reductions implemented as part of the 1994 merger and the elimination of redundant development efforts. The increase in fiscal 1994 was due primarily to increased staffing and support required to expand and enhance Rational's product line.

  Rational did not capitalize any software-development costs in fiscal 1996 and 1995 because eligible costs were not material. Rational capitalized software-development costs of $1.9 million in fiscal 1994. Those costs have since been amortized to cost of product sales. Rational expects that the amount of software-development costs capitalized in future periods will be immaterial to Rational's results of operations and financial position because the time period and the engineering effort required between demonstration of a product's economic and technological feasibility and the date of product release has been very short.

  Sales and marketing. Sales and marketing expenses increased 39% in fiscal 1996 and 18% in fiscal 1995 after decreasing 2% in fiscal 1994. These expenses represented 38%, 34% and 30% of total revenue in fiscal 1996, 1995 and 1994, respectively. The fiscal 1996 increase in sales and marketing expenses reflect the additional personnel, commissions and related costs required in sales and marketing to expand Rational's sales channels, to penetrate new markets, and to increase its market share in core markets. Fiscal 1996 also included expenses associated with Objectory AB since the acquisition in October 1995. The increase in fiscal 1995 was primarily due to expansion of Rational's worldwide sales and marketing infrastructure to support greater direct sales, both in major accounts and geographic territories, expansion of Rational's telesales channel and penetration of new markets such telecommunications, banking and financial services, and transportation.

  General and administrative. General and administrative expenses increased 36% in fiscal 1996 after decreasing 3% and 4% in fiscal 1995 and 1994, respectively. General and administrative expenses represented 11%, 10% and 10% of total revenue in fiscal 1996, 1995 and 1994, respectively. The increase in general and administrative expenses in fiscal 1996 is due primarily to expenses associated with Objectory AB since the acquisition in October 1995, to amortization of goodwill and other purchased intangibles resulting from the Objectory acquisition, and to an increase in the reserve for doubtful accounts. The decrease in general and administrative expenses in absolute dollars in fiscal 1995 and 1994 is primarily attributable to economies of scale and increased efficiencies in Rational's administrative operations following the March 1994 merger of Verdix and old Rational.

  Charges for acquired in-process research and development. In connection with the acquisition of Objectory AB, acquired in-process research and development of $8.7 million was charged to operations during Rational's third fiscal quarter. In-process research and development represents the present value of the estimated cash flow expected to be generated by Objectory AB related technology which at the acquisition date has not yet reached the point of technological feasibility and does not have an alternative future use.

  Merger and restructuring costs. Merger-related expenses of $9.9 million were recorded in fiscal 1994 as a result of the closing of facilities, severance costs, administrative costs, and the write-off of capitalized software costs related to overlapping product lines. The actions related to severance, administrative and capitalized software costs are complete. During fiscal 1995 Rational recorded expense reductions of $1.1 million relating to the reversal of the rent accrual associated with the closing of facilities. The accrual was reduced as a result of greater-than-anticipated recoveries through subleases of certain facilities reserved at the time of the merger. The remaining facilities accrual is $1.7 million as of March 31, 1996.

OTHER INCOME, NET

  Other income has fluctuated as a result of operating results, the amount of cash available for investment in interest-bearing accounts, and the extent of foreign currency transactions. Other income, net, increased $1.2 million to $1.6 million in fiscal 1996 from $0.4 million in fiscal 1995. The increase is due primarily to interest earned on cash generated from Rational's public offering, which was completed in June 1995.

INCOME TAXES

  The provision for income taxes consists primarily of foreign income taxes as well as federal and state minimum taxes. The effective tax rate for 1996 differs from the federal statutory income tax rate due primarily to the impact of non-tax deductible charges for acquired in-process research and development, utilization of net operating loss carryforwards, and foreign and state taxes. As of March 31, 1996, Rational had net operating loss carryforwards for federal income tax purposes of approximately $47.4 million that expire in 1997 through 2011. In addition, Rational had approximately $3.1 million of tax credit carryforwards which expire in years 1997 through 2010 if not utilized. As a result of the common stock sale in June 1995, Rational incurred a change in ownership as defined under Section 382 of the Code. Accordingly, approximately $34 million of Rational's net operating loss carryforwards and all of the tax credit carryforwards will be subject to an annual limitation of approximately $8.7 million regarding their utilization against taxable income in future periods. In addition, as a result of the merger with old Rational and provisions in the Code, utilization of approximately $4.6 million of net operating loss carryforwards are further limited to the future income of Rational. Under Statement of Financial Accounting Standards No. 109 (FAS 109), deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Based upon the weight of available evidence, which includes Rational's historical operating performance, the reported cumulative net losses for the prior three years, the anticipated net loss to be reported for the nine months ended December 31, 1996, and the uncertainties regarding future results of operations of Rational, Rational has provided a full valuation allowance against its net deferred tax assets as it is more likely than not that the deferred tax assets will not be realized. Rational intends to evaluate the realizability of the deferred tax asset on a quarterly basis. See Note 8 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES AT SEPTEMBER 30, 1996

  As of September 30, 1996, Rational had cash, cash equivalents and short-term investments of $55,068,000 and working capital of $56,933,000. Net cash provided by operating activities for the period ending September 30, 1996 was composed primarily of net income offset by an increase in accounts receivable and decreases in accrued employee benefits and deferred revenue.

  On October 2, 1996, Rational purchased the Visual Test product from Microsoft Corporation. The purchase price consisted of a single $23,000,000 cash payment, which will be allocated to the fair value of the assets acquired, including in-process research and development estimated at $15,000,000 to $19, 000,000.

  During October 1996, Rational sold 5,188,094 shares of common stock in a public offering. Net proceeds from the sales were approximately $186,000,000 after deducting underwriting discounts, commissions and other related expenses. The proceeds to Rational from the offering will be used for working capital and general corporate purposes.

  Rational believes that expected cash flow from operations combined with existing cash and cash equivalents and short-term investments will be sufficient to meet its cash requirements for the foreseeable future.

                              RATIONAL MANAGEMENT

  The executive officers and directors of Rational and their ages as of January 6, 1996 are as follows:

          NAME           AGE                        POSITION
          ----           ---                        --------
Paul D. Levy............  41 Chairman of the Board and Chief Executive Officer
Michael T. Devlin.......  42 President and Director
Robert T. Bond..........  53 Senior Vice President, Chief Operating Officer, Chief
                              Financial Officer, and Secretary
David H. Bernstein......  44 Senior Vice President and General Manager, Products
John R. Lovitt..........  51 Senior Vice President Worldwide Field Operations
Stephen F. Zeigler......  45 Senior Vice President and General Manager, UNIX
                              Application Construction Products
Timothy A. Brennan......  41 Vice President, Finance and Administration
Kevin J. Harr...........  40 Vice President, Major Accounts, North American Field
                              Operations
Ivar Jacobson...........  57 Vice President, Business Engineering
Joseph N. Marasco.......  51 Vice President and General Manager, Windows Application
                              Construction Products
Gregory L. Meyers.......  40 Vice President and General Manager, Object Modeling
                              Products
Richard P. Reitman......  44 Vice President, Process and Project Management Products
Gerard J. Rudisin.......  43 Vice President, Corporate Marketing
James S. Campbell(2)....  69 Director
Daniel H. Case III(2)...  39 Director
Leslie G. Denend(1).....  55 Director
John E. Montague(2).....  42 Director
Allison R.                52 Director
 Schleicher(1)..........

--------
(1) Member of Compensation Committee
(2) Member of Audit Committee

  Paul D. Levy co-founded Rational in 1981. He is currently Chairman of the Board and Chief Executive Officer. Prior to September 1996, Mr. Levy served as President and Chief Executive Officer of Rational. Mr. Levy received a B.S. degree in economics from the United States Air Force Academy and an M.S. degree in engineering-economic systems from Stanford University. Mr. Levy is a director of Peerless Systems Corporation. Mr. Levy is the son-in-law of Mr. Campbell.

  Michael T. Devlin co-founded Rational in 1981. He is currently President and a director. Prior to September 1996, Mr. Devlin served as Chairman of the Board of Rational. Mr. Devlin received a B.S. degree in computer science from the United States Air Force Academy and an M.S. degree in computer science from Stanford University.

  Robert T. Bond joined Rational in 1983 as Vice President of Marketing. In 1990, he was named Senior Vice President and General Manager of International Field Operations. In April, 1996 he was named Senior Vice President, Chief Operating Officer, Chief Financial Officer and Secretary of Rational. Mr. Bond has a B.S. degree in engineering from Case Institute of Technology.

  David H. Bernstein joined Rational in 1982 as Vice President, Product Development. Mr. Bernstein was named Vice President and General Manager, Object Technology Products, and Senior Vice President and General Manager, Object Technology Products in 1994 and 1995, respectively. In May 1996, Mr. Bernstein was named Senior Vice President and General Manager, Products. Mr. Bernstein received a B.S. degree in electrical engineering from the Massachusetts Institute of Technology.

  John R. Lovitt joined Rational as a Regional Manager responsible for sales and marketing in 1986. In 1990, he was promoted to Vice President, and subsequently Senior Vice President, North American Field Operations.

In November 1996, Mr. Lovitt was promoted to Senior Vice President, Worldwide Field Operations where he is responsible for worldwide field marketing and technical services. Mr. Lovitt received a B.S. degree in aeronautical engineering from Wichita State and an M.S. degree in computer science from the University of Missouri.

  Stephen F. Zeigler joined Rational in 1983 as an Engineering Manager. Mr. Zeigler was named Vice President, Ada Products and Senior Vice President, Ada Products in 1987 and 1994, respectively. Since April 1996, Mr. Ziegler has served as Senior Vice President and General Manager, UNIX Application Construction Products. He received his B.A. in math, physics, and chemistry from Illinois College, his M.S. in computer science from Indiana University and his doctorate in computer science from the University of Wisconsin.

  Timothy A. Brennan is Vice President, Finance and Administration. He joined Rational as Corporate Controller in 1994. From 1987 to 1994, Mr. Brennan held various financial management and controllership positions with The ASK Group, Inc. Mr. Brennan received a B.S.C. in accounting from Santa Clara University. He is a certified public accountant in the State of California.

  Kevin J. Haar is Vice President, Major Accounts, North American Field Operations. He joined Rational in 1986 as an account representative in the field sales force. Since then, he has held a number of positions, most recently District Manager and Eastern Regional Manager. Mr. Haar received a B.S. in electrical engineering and an M.B.A. from Washington University in St. Louis.

  Ivar Jacobson joined Rational as Vice President, Business Engineering in 1995, when Rational acquired Objectory AB. Prior to joining Rational, Mr. Jacobson served as President of Objectory AB from 1990 to 1991, and as Vice President of Objectory AB from 1991 to 1995. Mr. Jacobson received an M.S. in electrical engineering from Chalmers Institute of Technology, Gothenberg and his doctorate in computer systems from the Royal Institute of Technology in Stockholm.

  Joseph N. Marasco is Vice President and General Manager, Windows Application Construction Products. He joined Rational in 1986 as a product manager. He has since held various positions in Rational, including Director of Product Marketing, Director of Consulting Services and Director of Engineering for the Apex product line. He has an M.S. degree in physics from State University of New York at Stony Brook and a Ph.D. in physics from the University of Geneva, Switzerland.

  Gregory L. Meyers joined Rational as Director of Rose Development in 1995, when Rational acquired Palladio Software Corporation. In April 1996, Mr. Meyers was named Vice President and General Manager, Object Modeling Products. Prior to joining Rational, Mr. Meyers served as Project Manager at General Electric Medical Systems from 1990 to 1992, and as Chief Architect, Software Tools at Palladio Software Corporation from 1992 to 1995. Mr. Meyers received his B.S. in engineering from the University of Iowa.

  Richard P. Reitman joined Rational in 1982. From 1991 to 1993, he served as Product Architect, and from 1993 until 1996 he served as Chief Product Architect of Rational. Mr. Reitman now serves as Vice President, Process and Project Management Products. Mr. Reitman received a B.A. in mathematics from State University of New York, New Paltz, New York, an M.S. in computer science and his doctorate in computer science from Cornell University. Since March 1996, Mr. Reitman has also been Chairman and Secretary of Reitman Corp. Medical Regulatory Consulting, a business consulting firm unaffiliated with Rational.

  Gerard J. Rudisin joined Rational in 1991 as Director of Marketing for Rational's Ada products. In 1993 he was named Vice President, Corporate Marketing. Mr. Rudisin received a B.S. degree in electrical engineering from the Massachusetts Institute of Technology and an M.S. degree in computer science from University of California, Los Angeles.

  James S. Campbell has been a director of Rational since 1990. Since 1987, he has been the Managing Director of Management Partners International Corporation, a management and consulting firm specializing in technology companies. He serves on the national board of directors of United We Stand America, Inc. and is a Director of Applied Voice Technology, Inc. Mr. Campbell is the father-in-law of Mr. Levy.

  Daniel H. Case III has been a director of Rational since 1993. Since 1994, he has been President and Chief Executive Officer of Hambrecht & Quist Group, an investment banking firm. From 1992 to 1994 he served as President and Co-Chief Executive Officer of Hambrecht & Quist Group. Previously he held various positions with Hambrecht & Quist Group. He is a director of Hambrecht & Quist Group and Electronics Arts, Inc.

  Leslie G. Denend has been a director of Rational since 1993. Since 1993, he has been the President and Chief Executive Officer of Network General Corporation, a supplier of local and wide area computer network communications management systems. From 1990 to 1992, he was President of Vitalink Communications. He is a director of Network General Corporation, McAfee Corporation and Proxim, Inc.

  John E. Montague has been a director of Rational since 1994. Since March 15, 1995, he has been Vice President, Financial Strategies at Lockheed Martin Corporation. Previously, he was Vice President, Corporate Development and Investor Relations at Martin Marietta Corporation. From 1988 to 1991, he was Director, Corporate Development at Martin Marietta Corporation.

  Allison R. Schleicher has been a director of Rational since 1990. Since 1967, he has been with IBM Corporation in various executive and management positions. Most recently in 1994, he was appointed Vice President, Finance of IBM Credit Corporation. Mr. Schleicher is a director of IBM Credit Corporation.

                          RATIONAL STOCK INFORMATION

RATIONAL PRINCIPAL STOCKHOLDERS

  The following table sets forth the beneficial ownership of Rational's Common Stock as of January 6, 1997, by (i) all persons known to Rational to be the beneficial owners of more than 5% of Rational's Common Stock, (ii) Rational's Chief Executive Officer and the four most highly compensated executive officers other than the Chief Executive Officer, (iii) each of Rational's directors and (iv) all directors and executive officers as a group. The information on beneficial ownership in the table and the footnotes below is based upon Rational's records, Schedule 13D and 13G filings and information supplied to Rational by the listed person or entity.

  The following table has been prepared in accordance with Rule 13d-3 of the Exchange Act and discloses all securities beneficially owned by the named persons as of January 6, 1997, plus all securities which such persons have a right to acquire through the exercise of options or other rights within 60 days of January 6, 1997. Certain individuals in the table below have the right to acquire additional shares after such 60-day period, as indicated in the footnotes to the table.

                                             SHARES BENEFICIALLY
                                                    OWNED             PERCENTAGE
                                             -------------------------AFTER THE
  DIRECTORS, OFFICERS AND 5% STOCKHOLDERS      NUMBER       PERCENT   MERGER(1)
  ---------------------------------------    -----------    --------------------
Putnam Investments.........................                    16.88%   14.38%
 One Post Office Square
 Boston, MA 02109
 Attn: Frederick S. Marins                     6,790,644
Chancellor(2)..............................    3,740,600         9.3%    7.92%
Ivar Jacobson(3)...........................       507,500       1.26%    1.07%
Ericsson Inc.(4)...........................       272,087          *        *
Paul D. Levy(5)............................             --         *        *
Michael T. Devlin(6).......................             --         *        *
Robert T. Bond(7)..........................       118,583          *        *
David H. Bernstein(8)......................        56,666          *        *
Kevin J. Harr(9)...........................        63,240          *        *
Daniel H. Case III(10).....................        36,329          *        *
Leslie G. Denend(11).......................        38,053          *        *
Allison R. Schleicher(12)..................        21,498          *        *
James S. Campbell(13)......................        15,248          *        *
John E. Montague(14).......................             600        *        *
All current directors and current executive
 officers
 as a group (18 persons)(15)...............    1,385,867        3.39%    2.9%

--------
  *Less than one percent.

 (1) Calculated assuming 7,000,000 million shares of Rational Common Stock are issued upon conversion of SQA Common Stock.

 (2) Includes shares of Rational's Common Stock held by Chancellor LGT Asset Management, Inc. and Chancellor LGT Trust Company as investment advisors for various fiduciary accounts and LGT Asset Management, Inc. as the holding company for Chancellor LGT Management, Inc.

 (3) Includes 7,500 shares purchasable by Mr. Jacobson within 60 days of January 6, 1997, upon exercise of outstanding stock options. Mr. Jacobson holds additional options for the purchase of 22,500 shares of Rational's Common Stock, which vest at various times following such 60-day period.

 (4) Ericsson Inc. is a subsidiary of LM Ericsson, which originally acquired these shares in connection with Rational's acquisition of Objectory AB, and transferred these shares to Ericsson, Inc. in October 1996.

 (5) Mr. Levy holds options for the purchase of 675,000 shares of Rational's Common Stock, which vest at various times following the 60-day period commencing on January 6, 1997.

 (6) Mr. Devlin holds options for the purchase of 675,000 shares of Rational's Common Stock, which vest at various times following the 60-day period commencing on January 6, 1997.

 (7) Includes 98,111 shares purchasable by Mr. Bond within 60 days of January 6, 1997, upon exercise of outstanding stock options. Mr. Bond holds additional options for the purchase of 207,221 shares of Rational's Common Stock, which vest at various times following such 60-day period.

 (8) Includes 26,666 shares purchasable by Mr. Bernstein within 60 days of January 6, 1997, upon exercise of outstanding stock options. Mr. Bernstein holds additional options for the purchase of 143,334 shares of Rational's Common Stock, which vest at various times following such 60-day period.

 (9) Includes 56,331 shares purchasable by Mr. Haar within 60 days of January 6, 1997, upon exercise of outstanding stock options. Mr. Haar holds additional options for the purchase of 73,001 shares of Rational's Common Stock, which vest at various times following such 60-day period.

(10) Includes 32,498 shares purchasable by Mr. Case within 60 days of January 6, 1997, upon exercise of outstanding stock options. Mr. Case holds additional options for the purchase of 37,834 shares of Rational's Common Stock, which vest at various times following such 60-day period.

(11) Includes 38,053 shares purchasable by Mr. Denend within 60-days of January 6, 1997, upon exercise of outstanding stock options. Mr. Denend holds additional options for the purchase of 46,723 shares of Rational's Common Stock, which vest at various times following such 60-day period.

(12) Includes 21,498 shares purchasable by Mr. Schleicher within 60 days of January 6, 1997, upon exercise of outstanding stock options. Mr. Schleicher holds additional options for the purchase of 62,834 shares of Rational's Common Stock, which vest at various times following such 60-day period.

(13) Includes 14,582 shares purchasable by Mr. Campbell within 60 days of January 6, 1997, upon exercise of outstanding stock options. Mr. Campbell holds additional options for the purchase of 50,334 shares of Rational's Common Stock, which vest at various times following such 60-day period.

(14) Mr. Montague holds options for the purchase of 68,000 shares of Rational's Common Stock, which vest at various times following the 60-day period commencing on January 6, 1997.

(15) Includes 631,760 shares purchasable within 60 days of January 6, 1997, upon exercise of outstanding stock options. Such persons also hold additional options for the purchase of an aggregate of 2,094,160 shares of Rational's Common Stock, which vest at various times following such 60-day period.

RATIONAL STOCK PRICE AND DIVIDEND INFORMATION

  Rational's Common Stock is traded on the Nasdaq National Market under the symbol RATL. The following table sets forth for the periods indicated the high and low sale price for the Common Stock. All prices have been adjusted to give effect to the two-for-one stock split effected by Rational on September 10, 1996.

   FISCAL YEAR                                                     HIGH   LOW
   -----------                                                    ------ ------
   1997
     4th Quarter (through January 9, 1997)....................... $40.50 $37.88
     3rd Quarter................................................. $43.75 $30.25
     2nd Quarter.................................................  36.00  17.50
     1st Quarter.................................................  33.13  19.00
   1996
     4th Quarter.................................................  20.75   7.95
     3rd Quarter.................................................  12.00   6.82
     2nd Quarter.................................................   9.32   6.57
     1st Quarter.................................................   6.10   5.25
   1995
     4th Quarter.................................................   6.00   3.57
     3rd Quarter.................................................   4.03   2.82
     2nd Quarter.................................................   3.94   2.07
     1st Quarter.................................................   4.69   2.07

  On   , 1997, the last reported sale price for Rational's Common Stock was
$    per share. As of       , 1997, there were     holders of record of
Rational Common Stock.

  Rational has not paid any cash dividends since its inception and does not anticipate paying cash dividends in the foreseeable future. Rational currently intends to retain available future earnings to finance the operations of its business.

                                 SQA BUSINESS

  The following is a general discussion of the business of SQA as a separate company and does not specifically contemplate the effect of the proposed Merger. For a description of Rational's business, see "Rational Business." For a discussion of the anticipated effects of the proposed Merger, see "Risk Factors--Risks Related to the Merger," "--Risks Related to Rational and SQA," "--Risks Related to Rational," "Risks Related to SQA", "Approval of the Merger and Related Transactions--Joint Reasons for the Merger," "--Rational's Reasons for the Merger," "--SQA's Reasons for the Merger," "Terms of the Merger-- Conduct of the Combined Company Following the Merger" and "--Conduct of Rational's and SQA's Businesses Prior to the Merger."

  SQA develops and markets integrated software products for the automated testing and quality management of Windows-based client/server applications. SQA's products are designed to improve software quality, reduce development costs and shorten time-to-deployment for large organizations building mission-critical client/server applications. SQA's comprehensive SQA Suite is used by developers, quality assurance ("QA") engineers and project managers during the application lifecycle, including development, deployment and maintenance.

  SQA's objective is to be the leading supplier of automated testing and quality management solutions for organizations building enterprise-wide applications. SQA's strategy is to build on its early position in the market for the automated testing of Windows-based client/server applications and extend that position to support enterprises building Internet and intranet applications. SQA intends to continue focusing on strategic platforms and technology, offering comprehensive end-to-end testing, integrating its products with leading development tools and related products, and supporting a broad range of users.

  SQA was incorporated in Delaware on March 8, 1990 under the name "Software Quality Automation, Inc." On April 6, 1995, SQA was renamed "SQA, Inc." SQA's principal executive offices are located at One Burlington Woods, Burlington, MA 01803 and its telephone number is (617) 229-3500.

INDUSTRY BACKGROUND

  Large enterprises depend on the reliable operation of their software applications. These applications are increasingly deployed in client/server and Internet computing environments consisting of distributed desktop computers (or clients) networked to shared servers. Forrester Research has reported that approximately 65% of Fortune 1000 companies are implementing some form of client/server system, an increase from approximately 30% in 1990. As client/server systems have become more widely implemented, Microsoft's Windows has emerged as the dominant client operating system. Organizations have responded to the demand for client/server applications by increasingly using a variety of rapid application development ("RAD") tools such as Visual Basic, PowerBuilder, SQLWindows, Delphi and Developer 2000.

  Although RAD tools have reduced the time required to create applications, they have not addressed the need to improve the testing of the resulting applications, and therefore have shifted the bottleneck in the delivery of client/server applications from development to test. Several characteristics of client/server systems greatly complicate the testing of applications. These characteristics include:


  . Use of GUIs. The graphical user interface ("GUI") built into most client/server applications makes the applications easier to use but much more complex and harder to test.

  . Multiple Hardware and Software Components. Client/server systems employ a variety of different hardware and software components, each the product of a different vendor, and are inherently less stable. The complex interoperation among these disparate components increases the risk of failure.

  . Dynamic, Changing Environment. New and enhanced versions of the hardware and software components of client/server systems are introduced frequently. Each introduction of a new or enhanced component requires developers to re-validate previously deployed applications and components.

  . Scalability. As client/server applications are deployed across the enterprise, they should be tested for use in an environment consisting of multiple users with diverse computing platforms. The applications need to be tested to validate compatibility and performance requirements.

  SQA believes that these characteristics tend to increase the software defect rate of a client/server application. One industry analyst has concluded that client/server applications suffer from higher defect rates than mainframe applications. In response to these defect rates, organizations have begun to place a greater emphasis on building a formal, effective testing capability.

  Historically, software developers have used ad hoc methods, primarily manual techniques or internal tools, to test applications. Manual testing of client/server applications is often performed at the end of the development process when mistakes are more costly to resolve. In addition, manual testing is slow, tedious and error-prone, and difficult to repeat in an iterative or systematic manner.

  As a result of these shortcomings, large organizations have begun to turn to commercially-available test tools. International Data Corp. anticipates that the market for GUI and client/server test tools will grow 60% per year through the end of the decade, resulting in worldwide revenues of $1 billion by 2000, up from $98 million in 1995. Historically, most commercially-available test tools were built to be used by programmers working at ISVs on platforms other than Windows. Suppliers of these test tools have ported their products to Windows and are promoting them to the IS departments of business organizations. SQA believes that these tools are not ideally engineered for the Windows environment and lack the features and ease-of-use desired by corporate users. Consequently, IS professionals within large organizations need productive, comprehensive test tools to automate and manage the testing of their Windows-based client/server applications. Today, SQA and other vendors provide comprehensive tools for testing applications in client/server environments. Increasingly, organizations want additional testing support for their Internet and intranet applications.

PRODUCTS AND SERVICES

  SQA Suite includes: SQA Robot, which allows users to create and run automated tests; SQA Manager, which allows users to plan, manage and measure the progress of testing projects; SQA LoadTest, which allows users to test client/server applications under different load, stress and multi-user scenarios; and SQA Process, which is a methodology for the automated testing of Windows client/server applications. SQA Suite is built on the SQA Test Repository, an open, networked database that facilitates work flow management and defect tracking. SQA's products work with Windows application development tools and provide advanced testing features for leading rapid application development ("RAD") tools, including Microsoft's Visual Basic, Sybase's PowerBuilder, Borland's Delphi, Oracle's Developer 2000 and Centura's SQLWindows.

  SQA Suite provides comprehensive end-to-end testing of client/server applications. SQA Suite is designed to be used by IS professionals as follows:

  . While the developers refine the application specification, the QA team uses SQA Manager to define the application test requirements in accordance with the framework in SQA Process. SQA Manager stores all test requirements in the network SQA Test Repository so it is accessible by every member of the project team.

  . As the developers deliver early versions of the application, the developers and/or QA team use SQA Robot to develop automated tests that validate the application. SQA Robot stores all test scripts in the SQA Test Repository so they can be shared and reused by any member of the team.

  . As new versions of the application are delivered--sometimes on a daily basis--the QA team uses SQA Robot and SQA LoadTest to run the automated tests that validate the integrity of each new version. Testing that would have traditionally taken hours or days using manual testing methods is shortened to minutes or hours.

  . The tests log their results into the SQA Test Repository. The QA team uses SQA Manager to analyze the test results, identify and prioritize any defects. Each defect is assigned to a developer for resolution.

  . As defects are passed among team members for resolution, SQA Manager sends automatic e-mail messages to individuals informing them about changes in the defect's status or ownership. Each team member uses SQA Manager to track the status of the defects, ensuring that every defect is resolved.

  . Each new version of the application is re-tested, validating that previously-detected defects have been eliminated and no new defects have been introduced. At various stages, SQA LoadTest is used to test the application on many machines under varying load, stress, and multi-user scenarios to identify and eliminate any bottlenecks.

  . Project and QA managers use SQA Manager to measure the progress of the testing effort, generating reports and graphs that analyze the large amount of test data generated by automated testing. After the application meets the test requirements, it is approved for deployment.

  . The automated tests continue to deliver value even after the application is deployed. If the production environment is changed, the automated tests are rerun to ensure the application operates properly and at acceptable performance levels in the new environment.

CUSTOMERS

  SQA targets its products and services to major corporate and governmental organizations worldwide. Many of SQA's customers are using a mix of RAD tools to develop applications for their client/server computing environments. No single distributor or end-user customer of SQA accounted for more than 10% of SQA's total revenues in 1994, 1995 or the nine months ended September 30, 1996. The following is a partial list of SQA's customers as of September 30, 1996 each of which has purchased more than $25,000 of software licenses or services relating to SQA's products:

Financial Services                        Pharmaceutical and Health Care

  AIG                                        Abbott Laboratories
  Automated Data Processing, Inc.            Eli Lilly and Company
  Bankers Trust New York Corporation         Pfizer Corporation
  Chase Manhattan Corporation                United HealthCare Corporation
  Citibank
  Deloitte & Touche LLP                   Consumer
  Internationale Nederladen Groep N.V.
  J.P. Morgan & Co. Incorporated             Anheuser Busch Companies, Inc.
  Lloyds Bank PLC                            Circuit City Stores, Inc.
  The Dreyfus Corporation                    EMI Records
  The New England                            McGraw-Hill, Inc.
  The Royal Bank of Scotland PLC             MTV Networks
                                             Pepsico, Inc.
Telecommunications                           Volvo Cars of North America, Inc.

  AT&T Corporation                        Manufacturing
  British Telecommunications PLC
  MCI Communications Corp.                   TRW, Inc.
  Nynex Corporation                          Weyerhaeuser Company
  Singapore Telecom                          W.W. Grainger, Inc.
  Southwestern Bell Corp.
                                          Energy and Transportation
Computing and Related Services
                                             Boston Edison Company
  A.C. Nielsen Company                       Pacific Gas and Electric Company
  Caci International Inc.                    Union Pacific Railroad Company
  Computer Associates International, Inc.
  Datalogix International, Inc.
  Dun & Bradstreet Software
  Mitsubishi Corporation
  PeopleSoft Inc.
  Unisys Corporation

  Within these organizations, SQA's products are used by internal IS groups, who are assisted in some cases by external consultants, systems integrators, and VARs. SQA's typical customer is a professional in an IS department or someone otherwise contributing to the QA function. SQA's products are designed to improve software quality, reduce development costs and shorten time-to-deployment for large organizations building mission-critical client/server applications.

SALES AND MARKETING

  SQA markets and sells its products and services directly through both a telesales and a field sales force and indirectly through channels such as VARs and distributors. SQA strives to coordinate its marketing and sales efforts. SQA designs its marketing programs to establish and reinforce the recognition of its corporate and product names through investments in advertising, direct mail, seminars and other promotional activities. SQA's sales effort is then designed to capture, qualify and respond effectively to the leads generated by marketing programs.

  SQA's marketing programs include advertising, direct mail, public relations, seminars, and trade shows. These programs have been instrumental in creating end-user awareness and interest in SQA's products. A key element of SQA's lead generating program is its use of advertising and direct mail to promote its extensive seminar series. This seminar covers general issues of client/server and Internet testing and specific applications of SQA's products. Frequently, SQA utilizes one or more third parties to co-sponsor, co-promote and/or deliver the seminars.

  SQA maintains an active program of market research based on customer visits, surveys, and frequent canvassing of resellers. This program helps guide SQA in setting priorities for product development, customer support, and other functional areas. Also, SQA's nationwide seminar series and multi-day training classes are effective vehicles for soliciting customer feedback.

  SQA believes that the coordinated, effective use of multiple worldwide selling channels is required to reach the diverse and growing base of prospective customers. SQA's initial distribution channels included its direct telesales force and an extensive network of indirect channels. More recently, SQA has begun to establish a direct field sales force in North America.

  Direct Sales. SQA's direct sales effort consists of a telesales force supplemented by field sales engineers and a direct field sales force that SQA began to establish in 1994. To date, telesales have accounted for a majority of SQA's revenue from direct sales. Telesales are typically generated by inbound inquiries stimulated by SQA's marketing programs. For its current products, SQA believes that telesales has been a cost-effective means of distributing its products and gaining initial customer acceptance.

  Since 1994, SQA has opened a limited number of direct field sales offices in North America to complement its telesales effort. SQA believes that its direct field sales force will allow it to build deeper relationships with large organizations that initially licensed SQA products through the telesales or reseller channel.

  Indirect Sales. SQA's extensive set of resellers is a key component of SQA's sales and marketing strategy. SQA has invested considerable resources in building an extensive network of resellers as a channel for selling and supporting its products. SQA's network of VARs and systems integrators throughout North America provide substantial leverage to SQA's sales and marketing organization. In addition to reselling products purchased from SQA at a discount, these organizations have on staff trained personnel capable of providing technical support and consultation to end users. SQA's sales force compensation program has been structured to minimize channel conflict between each party involved in an end-user sale. SQA has carefully selected its resellers in order to leverage its internal sales effort while effectively establishing its products as a leading solution for the testing of Windows client/server applications. In North America, most of SQA's resellers are successful systems integrators or consultants who are retained by large organizations for assistance with implementing client/server systems and applications. Many of these resellers have a record of success in reselling one or more client/server application development tools.

  Strategic Relationships. SQA also has an extensive set of relationships with ISVs, including Microsoft PeopleSoft, Sybase, Oracle, Informix, Centura, Intersolv, LBMS, Symantec and Borland. These companies work closely with SQA on marketing and technology programs, providing customers with a comprehensive, easy-to-use development and test solution. The marketing relationships often involve one or more of the following programs: joint advertising campaigns, exchange of mailing lists, reciprocal use of logos in marketing literature and joint ventures, seminars or trade show presentations.

  In December 1995, SQA entered into a software development and distribution agreement with Mitsubishi Corporation pursuant to which SQA granted an exclusive license to Mitsubishi to market, distribute and support localized versions of SQA's products to authorized resellers and end users located in Japan. Mitsubishi is also authorized on a non-exclusive basis to market, distribute and support U.S. versions of SQA's products to authorized resellers and end users located in Japan.

  International Sales. SQA believes that international sales will increase as a percentage of total revenues as SQA establishes a direct sales effort internationally or extends its international coverage through distributors. Indirect sales, primarily through distributors, have comprised substantially all of SQA's international revenues to date. For international markets, SQA uses a network of distributors and resellers in 31 countries. These organizations generally are technically trained on SQA's product line, experienced in client/server development tools, and provide strong customer coverage in their respective locations. In 1995, SQA established an office in Europe, headquartered in Bracknell, England.

PRODUCT DEVELOPMENT

  Since its inception, SQA has made substantial investments in research and development. SQA believes that its future performance will depend in large part on its ability to maintain and enhance its current product line, develop new products, maintain technological competitiveness and meet an expanding range of customer requirements. SQA currently has a number of initiatives underway that it believes will contribute substantially to its product development:

  . SQA Suite. SQA is currently adding support for the Borland Delphi and Oracle Developer 2000 independent development environments ("IDE's") to its testing product. SQA believes that the addition of these IDE's will broaden the appeal of SQA's products by providing additional potential markets for SQA's products.

  . Internet Extensions. SQA has adopted an "embrace and extend" strategy to the Internet. By using this strategy, SQA plans to "Internet enable" most of its products by extending them to support Internet technologies such as Java(TM), Java Script(TM), ActiveX, VB Script, HTML, DCOM, plug-ins, Navigator and Internet Explorer.

  . Virtual Testing. SQA plans to enhance its load test products by adding
    "virtual testing" support. Virtual testing allows users to simulate many "virtual" users on one physical machine. SQA believes that the addition of virtual testing support will broaden the appeal of the product.

  The client/server software market is characterized by rapid technological change, changes in customer requirements, frequent new product introductions and enhancements and emerging industry standards. The introduction of products embodying new technologies and the emergence of new industry standards and practices can render existing products obsolete and unmarketable. SQA's future success will depend on its ability to enhance its existing products, to develop new products that address the increasingly sophisticated needs of its customers, to develop products for additional development tools and operating systems and to respond to technological advances and emerging industry standards and practices. The development of new products and enhanced versions of current products entails significant technical risks. There can be no assurance that SQA will be successful in developing, introducing and marketing product enhancements and new products, or will not experience difficulties that could delay or prevent the successful development, introduction or marketing of these products, or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. Delays in the commencement of commercial shipments of new products and enhancements may result in customer dissatisfaction and delay or loss of product revenues.

  SQA's total research and development expense for 1993, 1994, 1995 and nine months ended September 30, 1996 were $750,000, $1.7 million, $2.4 million and $3.0 million, respectively. SQA anticipates that it will continue to commit substantial resources to product development in the future. To date, SQA has expensed all product development expenses in the period in which they were incurred.

COMPETITION

  The market for software testing tools developed by ISV's is intensely competitive and rapidly changing. SQA believes its ability to compete depends upon many factors within and without its control, including the timing and market acceptance of new products and enhancements developed by SQA and its competitors, product functionality, integration with leading client/server application development tools, ease of use, pricing, reliability, customer service and support, sales and marketing efforts and product distribution channels. SQA believes that it currently competes favorably overall with respect to these factors.

  SQA faces direct and indirect competition for its products from several publicly traded as well as privately held companies. SQA's test products compete directly with offerings from Mercury Interactive and Segue Software Inc. as well as Rational Software's Visual Test (formerly owned by Microsoft). SQA's load test product competes with products from Pure Atria Software, Mercury Interactive as well as offerings from privately held companies. In addition to direct competition for SQA's products, SQA faces indirect competition from existing and future customers, many of whom use internally designed test tools.

INTELLECTUAL PROPERTY

  SQA's success is heavily dependent on its proprietary technology. SQA views its software as proprietary, and relies on a combination of trade secret, copyright and trademark laws, non-disclosure agreements and contractual provisions to establish and protect its proprietary rights. SQA has no patents or patents pending, and has not to date registered any of its copyrights. SQA has obtained or is currently seeking registrations in the United States for the following trademarks: SQA, SQA Suite, SQA Robot, SQA LoadTest, SQA Manager, SQA Process, SQA Test Repository, Object Testing, Software Quality Automation, Object Oriented Recording and RAD/QA. In addition, SQA is currently seeking to register certain of these trademarks in principal foreign jurisdictions. SQA uses a printed "shrink-wrap" license for users of its products in order to protect its copyrights and trade secrets. Since these licenses are not signed by the licensee, many authorities believe that they may not be enforceable under many state laws and the laws of many foreign jurisdictions. The laws of Massachusetts, which the printed shrink-wrap licenses purport to make the governing law, are unclear on this subject.

  Despite SQA's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of SQA's products or to obtain and use information that SQA regards as proprietary. Policing unauthorized use of SQA's products is difficult, and while SQA is unable to determine the extent to which piracy of its software products exists, such piracy can be expected to be a persistent problem, particularly in international markets and as a result of the growing use of the Internet. In addition, the laws of some foreign countries either do not protect SQA's proprietary rights or offer only limited protection for those rights. There can be no assurance that the steps taken by SQA to protect its proprietary rights will be adequate or that SQA's competitors will not independently develop technologies that are substantially equivalent or superior to SQA's technologies or products.

  There has been substantial litigation in the software industry involving intellectual property rights. Although SQA does not believe that it is infringing the intellectual property rights of others, there can be no assurance that such claims, if asserted, would not have a material adverse effect on SQA's business, financial condition and results of operations. In addition, as SQA may acquire or license a portion of the software included in its products from third parties, its exposure to infringement actions may increase because SQA must rely upon such third parties for information as to the origin and ownership of such acquired or licensed software. Although SQA would intend to obtain representations as to the origins and ownership of such acquired or licensed software and obtain indemnification to cover any breach of any such representations, there can be no assurance that such representations will be accurate or that such indemnification will provide adequate compensation for any breach of such representations. In the future, litigation may be necessary to enforce and protect trade secrets, copyrights and other intellectual property rights of SQA. SQA may also be subject to litigation to defend against claimed infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. Any such litigation could be costly and divert management's attention, either of which could have a material adverse effect on SQA's business, financial condition and results of operations. Adverse determinations in such litigation could result in the loss of SQA's proprietary rights, subject SQA to significant liabilities, require SQA to seek licenses from third parties and prevent SQA from selling its products, any one of which could have a material adverse effect on SQA's business, financial condition and results of operations.

EMPLOYEES

  As of September 30, 1996 SQA had a total of 131 full-time employees. SQA's employees are not represented by any collective bargaining organization, and SQA has never experienced a work stoppage and considers its relations with its employees to be good.

PROPERTIES

  SQA corporate headquarters to located in Burlington, Massachusetts consisting of approximately 43,000 square feet of office space. SQA intends to expand its facility in 1997. SQA's leases additional facilities and offices, including locations in the United States, Canada and the United Kingdom.

LEGAL PROCEEDINGS

  SQA is not a party to any material legal proceedings.

                  SQA MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following is SQA management's discussion and analysis of the financial condition and results of operations of SQA as a separate company and does not specifically contemplate the effect of the proposed Merger. For a description of Rational's financial condition and results of operations, see "Rational Management's Discussion and Analysis of Financial Condition and Results of Operations." For a discussion of the anticipated effects of the proposed Merger, see "Risk Factors--Risks Related to the Merger," "--Risks Related to Rational and SQA," "--Risks Related to Rational," "Risks Related to SQA", "Approval of the Merger and Related Transactions--Joint Reasons for the Merger," "--Rational's Reasons for the Merger," "--SQA's Reasons for the Merger," "Terms of the Merger--Conduct of the Combined Company Following the Merger" and "--Conduct of Rational's and SQA's Businesses Prior to the Merger."

OVERVIEW

  SQA develops and markets integrated software products for the automated testing and quality management of Windows-based client/server applications. SQA also provides a comprehensive range of customer support services, including training, remote support and on-site consulting. SQA commenced volume shipments of its first product in the quarter ended December 31, 1992, and first achieved quarterly profitability in the quarter ended June 30, 1995.

  SQA's revenue is derived from license fees for use of its software products by customers and from charges for services. For all periods presented, SQA has recognized revenue in accordance with Statement of Position 91-1, "Software Revenue Recognition," issued by the American Institute of Certified Public Accountants. See Note 2 to SQA Consolidated Financial Statements.

  SQA's revenues have increased each quarter in comparison to the immediately preceding quarter, primarily as a result of an increasing number of units shipped. In view of SQA's significant revenue growth since its inception in 1990 and the recent achievement of quarterly profitability, management believes that period-to-period comparisons of its financial results should not be relied upon as an indication of future performance.

  SQA has historically derived substantially all of its license fees revenue from SQA Robot and SQA Suite. The increase in license fees revenue for the nine month period ended September 30, 1996 as compared to 1995 was more specifically attributable to SQA Suite 5.0, which operates in both the 16-bit and 32-bit Microsoft Windows environment. SQA anticipates that SQA Suite 5.0 will be its principal source of license fees revenue for the foreseeable future. There can be no assurance, however, that this version of the product will continue to increase revenue in future quarters. SQA's future financial performance will depend in part on the continued market dominance of the Windows operating system, and the successful development, introduction and customer acceptance of SQA's existing and new or enhanced products. There can be no assurance that SQA will continue to be successful in marketing its existing or any new or enhanced products. The market in which SQA operates is characterized by intense competition and many of SQA's current and prospective competitors have significantly greater financial, technical, manufacturing and marketing resources than SQA. These companies may introduce products that are competitive with those of SQA, and there can be no assurance that SQA's products would compete effectively with such products.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated the percentage of total revenue represented by certain line items from SQA's Consolidated Statement of Operations:

                                                                 NINE MONTHS
                                                                    ENDED
                                     YEARS ENDED DECEMBER 31,   SEPTEMBER 30,
                                     -----------------------------------------
                                       1993     1994     1995    1995    1996
                                     --------  -------- --------------  ------
Revenue:
  License fees......................    89.3%    76.2%    68.9%  68.7%   67.7%
  Services..........................    10.7%    23.8%    31.1%  31.3%   32.3%
                                     --------  -------  ------- ------  ------
    Total revenue...................   100.0%   100.0%   100.0% 100.0%  100.0%
                                     --------  -------  ------- ------  ------
Cost of revenue:
  License fees......................     8.8%     4.3%     4.9%   4.2%    3.6%
  Services..........................    16.0%    17.5%    11.6%  12.4%   10.2%
                                     --------  -------  ------- ------  ------
    Total cost of revenue...........    24.8%    21.8%    16.5%  16.6%   13.8%
                                     --------  -------  ------- ------  ------
Gross profit........................    75.2%    78.2%    83.5%  83.4%   86.2%
                                     --------  -------  ------- ------  ------
Operating expenses:
  Sales and marketing...............    97.3%    75.4%    46.7%  49.2%   43.2%
  Research and development..........    45.3%    38.8%    18.4%  20.1%   17.6%
  General and administrative........    35.3%    20.2%    17.0%  17.7%   11.6%
                                     --------  -------  ------- ------  ------
    Total operating expenses........   177.9%   134.4%    82.1%  87.0%   72.4%
                                     --------  -------  ------- ------  ------
Income (loss) from operations.......  (102.7%)  (56.2%)    1.4%  (3.6%)  13.8%
Other income........................     0.8%     1.8%     1.9%   1.9%    7.8%
                                     --------  -------  ------- ------  ------
Income (loss) before provisions for
 taxes..............................  (101.9%)  (54.4%)    3.3%  (1.7%)  21.6%
Provision for income taxes..........     0.0%     0.0%     0.0%   0.0%    2.0%
                                     --------  -------  ------- ------  ------
Net income (loss)...................  (101.9%)  (54.4%)    3.3%  (1.7%)  19.6%

NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

 Revenue

  License fees revenue increased 90.1% from $5,964,000 for the nine months ended September 30, 1995 to $11,335,000 for the nine months ended September 30, 1996. This increase is primarily attributable to: (i) increased unit shipments as a result of expanded market acceptance of SQA's products and continued growth in the market for automated testing of Windows client/server applications, (ii) the introduction of new products and product upgrades,
(iii) expanded sales and marketing activities, including an increase in the number of resellers of SQA's products, and (iv) increases in the list prices of SQA's products.

  Service revenue increased 99.0% from $2,722,000 for the nine months ended September 30, 1995 to $5,417,000 for the nine months ended September 30, 1996. This increase is primarily attributable to the expansion of SQA's customer base, renewals of annual service contracts by existing customers, and SQA's continued emphasis on the sale and marketing of services. To date, a substantial majority of SQA's customers have purchased annual service contracts and/or training and consulting services at the time of purchasing SQA's products. SQA's success to date has depended to a significant extent upon a number of key management and technical employees, and SQA's ability to manage growth will require it to continue to recruit and retain senior management personnel and to motivate and effectively manage an increasing number of employees providing services related to SQA's products.

  International revenue accounted for 22.2% of total revenue for the nine months ended September 30, 1996, versus 21.1% of total revenues in the comparable periods of 1995. This increase is attributable to SQA's increasing focus on international markets and its entry into new markets such as Japan. SQA expects that international revenue will continue to represent a significant portion of total revenue. However, the percentage of total revenue derived internationally may fluctuate on a quarterly basis in the future based on the timing of orders from international distributors and end users, the addition of new international distributors, and the development of new features designed to address the needs of users in international markets.

  In general, revenues are difficult to forecast because the market for software testing products is evolving rapidly and SQA's sales cycle, from the customer's initial evaluation through purchase of product and related support services, varies substantially from customer to customer. License fees revenue from quarter to quarter is difficult to forecast, as no significant order backlog exists at the end of any quarter, since SQA's products are typically shipped and revenues recognized upon receipt of customers' orders. Accordingly, license fees revenue in any quarter is dependent substantially on orders received, booked and shipped in that quarter. In addition, SQA has historically derived a substantial portion of its license fees revenue from direct sales activities, including telesales activities, for which forecasts are inherently difficult. There can be no assurance that these sales efforts will continue to be successful in future quarters.

 Gross Profit

  Gross profit for the nine months ended September 30, 1996 increased to 86.2%, from 83.4% for the comparable period of 1995. This increase is primarily attributable to the costs of both license fees revenue and service revenue decreasing as a percentage of related revenue.

  A substantial portion of SQA's cost of services revenue is related to personnel, facilities, support and service programs, the spending on which cannot be adjusted quickly and is therefore fixed in the short term. The level of these expenses is based largely on SQA's expectations of future revenue levels. Accordingly, future gross profit levels are highly dependent on future revenue levels being sufficient to cover service costs. If actual revenue levels on a quarterly basis are below management's expectations, gross profit levels, as well as overall results of operations, would likely be adversely affected.

 Sales and Marketing Expenses

  Sales and marketing expenses increased 69.3% to $7,233,000 for the nine months ended September 30, 1996 from $4,272,000 in the comparable period of 1995. The increase in dollar amount is due to: (i) the hiring of additional sales and marketing personnel, (ii) increased commissions due to the higher revenue levels, and (iii) increases in the number of marketing seminars and other promotional activities. Sales and marketing expenses as a percentage of total revenue decreased due to enhanced productivity and efficiencies associated with higher revenue levels.

  SQA intends to continue to invest in its sales and marketing organization in the future. There can be no assurance that such investments will result in increased revenues. A substantial portion of sales and marketing expenses is related to personnel, facilities, and marketing programs, the spending on which cannot be adjusted quickly and is therefore fixed in the short term. The level of these expenses is based largely on SQA's expectations of future revenue levels. Accordingly, future operating results are highly dependent on future revenue levels being sufficient to cover these expenses. If actual future revenue levels are below management's expectations, operating results would likely be adversely affected.

 Research and Development Expenses

  Research and development expenses increased 69.7% to $2,956,000 for the nine months ended September 30, 1996 from $1,742,000 in the comparable period of 1995. The increase in dollar amount is due to increases in the number of software engineers and technical personnel for both the development of new products, as well as the enhancement and support of existing products. Research and development expenses decreased as a percentage of total revenue due to operating efficiencies associated with higher revenue levels. The decrease in research and development expenses as a percentage of total revenue for the nine months ended September 30, 1996 was lower than expected due primarily to increased spending in the third quarter of 1996 related to hiring of engineers and technical personnel earlier in the quarter than originally planned. While research and development personnel levels as of September 30, 1996, are in line with SQA's plan, the fact that certain hires were made sooner than planned resulted in the increase in research and development expenses as a percentage of total revenue. SQA does not presently expect research and development expenses as a percentage of total revenue to increase in the future.

  SQA intends to continue to invest in research and development for the continued development of new products as well as the continued enhancement and support of existing products. There can be no assurance that such investments will result in increased revenues. A substantial portion of research and development expenses is related to personnel and facilities, the spending on which cannot be adjusted quickly and is therefore fixed in the short term. The level of these expenses is based largely on SQA's expectations of future revenue levels. Accordingly, future operating results are highly dependent on future revenue levels being sufficient to cover these expenses. If actual future revenue levels are below management's expectations, operating results would likely be adversely affected.

 General and Administrative Expenses

  General and administrative expenses increased 25.8% to $1,936,000 for the nine months ended September 30, 1996 from $1,539,000 in the comparable period of 1995. The increase in dollar amount is due to an increase in administrative personnel and related costs associated with the need to support SQA's growth. The decrease in general and administrative expenses as a percentage of total revenue is due to operating efficiencies associated with higher revenue levels.

  SQA intends to continue to invest in the development of its administrative infrastructure necessary to support SQA's growth. A substantial portion of general and administrative expenses is related to personnel and facilities, the spending on which cannot be adjusted quickly and is therefore fixed in the short term. The level of these expenses is based largely on SQA's expectations of future revenue levels. Accordingly, future operating results are highly dependent on future revenue levels being sufficient to cover these expenses. If actual future revenue levels are below management's expectations, operating results would likely be adversely affected.

 Other Income

  Other income, which consists primarily of interest income generated from SQA's short-term investments, increased to $1,315,000 for the nine month period ended September 30, 1996, from $162,000 in the comparable period of 1995. This increase is primarily due to an increase in the level of short-term investments as a result of SQA's initial public offering in December 1995 and an increase in cash generated from operations.

 Provision for Income Taxes

  As a result of the utilization of net operating loss carryforwards in accordance with Statement of Financial Accounting Standards No. 109, SQA expects that its effective tax rate for 1996 will approximate 9--10%. Accordingly, for the nine months ended September 30, 1996, SQA has provided $338,000 for income taxes.

  As of December 31, 1995, SQA had established a full valuation allowance against its deferred tax asset due to SQA's belief at that time it was more likely than not that SQA would not earn sufficient taxable income in future periods to recognize the benefit of its deferred tax asset. However, during 1996, SQA recognized a portion of its deferred tax asset based on SQA's expected 1996 taxable income level. SQA will continue to evaluate its operations to determine the extent to which its deferred tax asset should be recognized.

FISCAL YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

 Revenue

  Total revenue consists of license fees revenue and services revenue. License fees revenue consists of revenue from the granting of perpetual licenses to use SQA's products. Services revenue consists of revenue from product support and maintenance, training and consulting. International revenue accounted for approximately 7.2%, 23.3% and 22.4% of total revenue in 1993, 1994 and 1995 respectively. SQA expects that international revenue will increase as a percentage of total revenue as SQA increases its international sales and marketing capabilities.

  License fees revenue increased 129.4% from $1.5 million in 1993 to $3.4 million in 1994, and increased 160.9% to $8.8 million in 1995. These increases in license fees revenue are primarily the result of increased unit shipments in each of the respective periods, as well as increases in the list price for SQA's license fee products in each of 1993, 1994 and 1995. These price increases took effect in April 1993 and in September 1994 and 1995. There can be no assurance that in the future SQA will be able to increase prices for its products or avoid pressure to lower prices. Management believes that the increased unit shipments were due to an increase in the total market for automated testing of Windows client/server applications, the introduction by SQA of new and upgraded products, increased market acceptance of SQA's products, primarily SQA Robot, as evidenced in particular by additional sales to existing licensees; and expanded sales and marketing activities by SQA, including an increase in the number of resellers of SQA's products. SQA accounts for product returns and allowances at the time of shipment. Through December 31, 1995, returns and allowances were immaterial.

  Revenue from services increased 498.9% from $177,000 in 1993 to $1.1 million in 1994, and increased 277.5% to $4.0 million in 1995. The increases in revenue from services are principally the result of increased volume from support and training services, primarily due to the expansion of the installed customer base, as well as a strong renewal rate from the existing customer base. To date a substantial majority of SQA's customers have purchased annual service contracts and/or training and consulting services at the time of ordering software products.

 Gross Profit

  Gross profit increased to 83.5% of total revenues in 1995, from 78.2% in 1994 and 75.2% in 1993. These increases are primarily attributable to: (i) significant increases in revenues derived from license fees, as the cost of such revenues in nominal, and (ii) operating efficiencies in the service organization associated with the increased revenue levels.

  A substantial portion of SQA's cost of services revenue is related to personnel, facilities, support and service programs, the spending on which cannot be adjusted quickly and is therefore fixed in the short term. The level of these expenses is based largely on SQA's expectations of future revenue levels. Accordingly, future gross profit levels are highly dependent on future revenue levels being sufficient to cover service costs. If actual revenue levels on an annual basis are below management's expectations, gross profit levels, as well as overall results of operations would likely be adversely affected.

 Sales and Marketing Expenses

  Sales and marketing expenses consist principally of salaries, commissions and related costs for SQA personnel, marketing seminars and other promotional expenses. As a percentage of total revenue, sales and marketing expenses were 97.3%, 75.4% and 46.7% in 1993, 1994 and 1995, respectively. The principal reasons for the absolute dollar increases in sales and marketing expenses in all periods were increases in the number of sales personnel, increases in commissions as a result of higher revenue levels, increases in the number of marketing seminars conducted and increases in other promotional activities. Sales and marketing expenses as a percentage of total revenue has decreased in each of the periods presented due to increases in the effectiveness of the sales organization. SQA increased the amount of expenditures for sales and marketing, both domestically and internationally in 1996. There can be no assurance that such expenditures will result in increased revenues or continued improvement in the effectiveness of SQA's sales organization.

 Research and Development Expenses

  Research and development expenses consist primarily of the employment-related costs for engineering and technical personnel associated with developing new products or enhancing existing products. To date, all of SQA's costs for research and development of software products have been charged to operations as incurred, since the amount of software development costs incurred subsequent to the establishment of technological feasibility has been immaterial. As a percentage of total revenue, research and development expenses were 45.3%, 38.8% and 18.4% in 1993, 1994 and 1995, respectively. The dollar increases in all periods are attributable to increases in the number of engineers and technicians employed in the development of new products and the enhancement of existing products. SQA intends to employ additional research and development staff and therefore the cost of research and development in absolute dollars continued to increase in 1996.

 General and Administrative Expenses

  General and administrative expenses consist of employment-related costs for administrative personnel, professional and other general corporate expenses. As a percentage of total revenue, general and administrative expenses were 35.3%, 20.2% and 17.0% in 1993, 1994 and 1995, respectively. The dollar increases in general and administrative expenses are attributable to increased employment of finance and administrative personnel and increases in professional and other general corporate expenses. General and administrative expenses have been increasing during the periods presented at a rate less than the rate of increase in total revenue. Therefore, general and administrative expenses as a percentage of total revenue has decreased during the periods presented. General and administrative expenses increased in 1996 in absolute dollars in part due to the increased costs associated with its becoming a publicly-held company.

 Other Income

  Other income is primarily composed of interest income from cash and cash equivalents. SQA generally invests in U.S. Government treasury bills and money market accounts. The amount of interest income fluctuates based upon the amount of funds available for investment and prevailing interest rates.

 Provision for Income Taxes

  For the years ended December 31, 1993, 1994 and 1995, SQA did not recognize the benefit of its deferred tax asset and accordingly established a full valuation allowance due to SQA's history of operating losses and SQA's belief at that time it was more likely than not that SQA would not earn sufficient taxable income in future periods to realize the benefit of its deferred tax asset.

LIQUIDITY AND CAPITAL RESOURCES

  To date, SQA has satisfied its cash requirements principally with the proceeds of equity financings and cash provided from operations. SQA completed an initial public offering of 2,000,000 shares of its Common Stock at a price of $16 per share, in December 1995. Total cumulative net proceeds from these financings is approximately $44 million. Cash and cash equivalents totaled $40,382,000 at September 30, 1996 compared to $36,444,000 at December 31,
1995.

  Net cash provided by operations was $2,301,000 for the nine months ended September 30, 1996 compared to $45,000 in the comparable period of 1995. The increase in cash provided by operations is attributable to the increased operating income in 1996 versus 1995, and the timing of changes in working capital in 1996 compared to 1995. Net cash used in SQA's investing activities was $2,909,000 and $420,000 for the nine months ended September 30, 1996 and 1995, respectively. The increase in cash used in investing activities in 1996 was due to the expansion of SQA's employee base, in addition to SQA's relocation to a larger corporate headquarters. SQA anticipates that additional purchases of equipment will need to be made as SQA's employee base continues to grow.

  In 1993 and 1994, operating activities used $1.5 million and $1.4 million of cash, respectively, primarily related to significant net losses as well as increases in accounts receivable. In 1995, operating activities provided $1.0 million in cash, primarily related to increases in net income, accounts payable, accrued expenses and deferred revenue, offset in part by increases in accounts receivable. SQA used $98,000, $140,000 and $806,000 in 1993, 1994 and
1995, respectively, for investing activities. The net cash used for investing activities in each period relates primarily to the purchase of property and equipment, principally computers and related software.

  As of September 30, 1996 SQA had working capital of $40,069,000 compared with $34,811,000 at December 31, 1995. SQA does not have a bank line of credit. SQA believes that as of September 30, 1996, its cash and cash equivalents, together with its cash flows from operations will be sufficient to meet its working capital and capital expenditure requirements for the foreseeable future.

FUTURE OPERATING RESULTS

  SQA does not provide forecasts of its future financial performance. Certain information provided by SQA or statements made by its employees may contain "forward-looking" information which include substantial risks and uncertainties concerning SQA's future results of operations. SQA makes such forward-looking statements under the provisions of the "safe harbor" section of the Private Securities Litigation Reform Act of 1995. Depending on a variety of factors, SQA's actual future results may differ materially from those which could be inferred from certain forward-looking statements contained herein. Such factors include, but are not limited to, the following: limited history of profitability, fluctuations in quarterly results, dependence on the client/server environment, an emerging market for software testing tools, dependence on Microsoft's Windows operating system, dependence on principal products, dependence on third parties for compatibility with development tool architecture, competition, rapid technological change, potential for new product delays and defects, dependence on proprietary technology, management of change, international operations, and fluctuations in economic and market conditions. The market price of SQA's common shares could be subject to significant fluctuations in response to quarter-to-quarter variations in SQA's operating results, announcements of technological innovations or new products by SQA or its competitors and other events or factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have particularly affected the market prices of many technology companies. These fluctuations, as well as general economic and market conditions, may materially and adversely affect the market price of SQA's common shares. Because of these and other factors, past financial performance should not be considered an indicator of future performance.

                                SQA MANAGEMENT

MANAGEMENT

            NAME              AGE                    POSITION
            ----              ---                    --------
Ronald H. Nordin.............  46 President, Chief Executive Officer and
                                  Director
Thomas Bogan.................  45 Senior Vice President, Finance &
                                  Administration, Chief Financial Officer,
                                  Treasurer and Assistant Secretary
Frederick J. Ciaramaglia.....  49 Vice President, Research and Development
James P. Cluchey.............  49 Vice President, Managing Director of European
                                  Operations
William T. Dedrick...........  40 Vice President, U.S. Sales
Roger A. Hodskins............  41 Vice President, Enterprise Partners
Eric L. Schurr...............  38 Vice President, Product Management and
                                  Marketing
David J. Orfao...............  38 Senior Vice President, Worldwide Sales and
                                  Support
Debra S. Ternove.............  40 Vice President, Human Resources
Edward T. Anderson (1)(2)....  46 Director
Thomas I. Csathy (2).........  65 Director
Ted R. Dintersmith (1).......  44 Director
Jerald G. Fishman (1)........  50 Director
Paul A. Maeder (2)...........  42 Director

--------
(1) Member of Compensation Committee.
(2) Member of Audit Committee.

  Ronald H. Nordin has served as President and Chief Executive Officer of SQA since August 1992, and as a Director of SQA since October 1992. Prior to joining SQA, Mr. Nordin was Senior Vice President, Marketing at Cognos, Inc. ("Cognos") and held various other positions at Cognos from 1983 to 1992. From 1978 to 1983, Mr. Nordin was Regional Sales Manager and Manager, Consulting Services, for Quasar Systems, Ltd. From 1974 to 1978, Mr. Nordin was a management consultant with Touche Ross & Partners.

  Thomas F. Bogan has served as Senior Vice President, Finance & Administration, Chief Financial Officer, Treasurer, and Assistant Secretary since July 1996. Prior to joining SQA, Mr. Bogan was President and Chief Executive Officer of Pacific Data Products, Inc., a printer peripherals and networking vendor from 1993 to 1996. From 1987 to 1993, Mr. Bogan was President and Chief Executive Officer of Avatar Corporation, a provider of Macintosh networking and connectivity solutions. Mr. Bogan is a director of American Service Group, Inc.

  Frederick J. Ciaramaglia joined SQA in March 1994 as Vice President, Research and Development. From 1992 to 1994, Mr. Ciaramaglia served as Senior Vice President, Development at Clinical Information Advantages, Inc., a computerized patient record software products company. Mr. Ciaramaglia was a founder of Softbridge Microsystems, Inc., a software development company and served as its Senior Vice President, Technology from 1983 to 1992.

  James P. Cluchey joined SQA in January 1995 as Vice President, Managing Director of European Operations. From 1993 to 1995, Mr. Cluchey served as Vice President Europe of ST Europe PLC, a sales force automation software company and a subsidiary of the Dun and Bradstreet group. From 1991 to 1993, Mr. Cluchey served as Vice President Europe of Datalogix Europe, the European division of Datalogix International, Inc., a software applications company. Mr. Cluchey served as Vice President and General Manager of Cognos Europe from 1986 to 1991.

  William T. Dedrick joined SQA in 1993 as Vice President, U.S. Sales. From 1992 to 1993, Mr. Dedrick served as Vice President, North America Sales of Easel Corporation, a software development company. From 1984 through 1991, Mr. Dedrick held several positions at Index Technology Corporation, most recently as Vice President, North American Sales.

  Roger A. Hodskins joined SQA in February 1992 as the Director of Alternate Channels and was appointed Vice President, Enterprise Partners in January 1995. In January 1996, Mr. Hodskins was appointed Vice President, Strategic Alliances. From 1988 to 1992, Mr. Hodskins served as Manager, Geographic Information Systems and Senior International Marketing Manager of Wang Laboratories, Inc. From 1986 through 1988, Mr. Hodskins served as Product Manager of ITS, Inc.

  Eric L. Schurr joined SQA in November 1992 as the Director of Marketing and was appointed as Vice President, Product Management and Marketing in April 1994. From 1983 to 1992, Mr. Schurr held various field, technical and marketing positions at Cognos, most recently as Director, Marketing Support. From 1980 through 1983, Mr. Schurr was an analyst at The Standard Oil Company.

  David J. Orfao joined SQA in November 1995 as the Senior Vice President, Worldwide Sales and Support. From July 1993 to October 1995, Mr. Orfao served as Senior Vice President, Sales Operation and Support of Claris Corporation. From May 1988 to June 1993, Mr. Orfao served as Senior Vice President, Sales/Operation of FrameTech.

  Debra S. Ternove joined SQA in October 1996 as Vice President, Human Resources. Prior to joining SQA, Ms. Ternove was self-employed as a Human Resources Consultant from 1995 to 1996. From 1993 to 1995, Ms. Ternove was Vice President, Human Resources for Aetna Professional Management Corporation. From 1989 to 1993, Ms. Ternove held various positions at Pizza Hut, a subsidiary of PepsiCo, including Director, Human Resources for the Texas Division and the Metro New York Market, and Regional Human Resources Manager for the North Atlantic Division.

  Edward T. Anderson has served as a Director of SQA from March 1990 to June 1990 and from September 1991 to present. Mr. Anderson is the managing general partner of the general partner of North Bridge Venture Partners, L.P., a stockholder of SQA. In addition, Mr. Anderson has been a general partner of Calvert Capital, L.P., a partnership that has an ownership interest in, and has voting and investment control over, ABS Ventures III Limited Partnership, a venture capital fund which is a stockholder of SQA. Mr. Anderson is also a limited partner of Brown Technology Associates Limited Partnership, a stockholder of SQA, and as such has no voting or investment control over Brown Technology Associates Limited Partnership.

  Thomas I. Csathy has served as a Director of SQA since September 1995. Mr. Csathy is President of T.I. Csathy Associates Inc., a consulting company. From 1986 to 1989, Mr. Csathy was President of Cognos, an application development software tools company. Mr. Csathy also currently serves as Chairman of the Board of Directors of Fulcrum Technologies, Inc., Vice Chairman and a director of Mosaid Technologies, Inc. and a director of Andyne Computing Limited.

  Ted R. Dintersmith has served as a Director of SQA since June 1991. Since 1989, Mr. Dintersmith has been a general partner of Aegis II Limited Partnership and Aegis Select Limited Partnership, venture capital funds and stockholders of SQA. Mr. Dintersmith also currently serves as a director of IBIS Technology Corporation.

  Jerald G. Fishman has served as a Director of SQA since September 1995. Mr. Fishman has been with Analog Devices, Inc. for more than five years, and currently serves as its President and Chief Executive Officer since November 1991. Mr. Fishman also currently serves as a director of Augat, Inc. and Kollmorgen Corporation.

  Paul A. Maeder has served as a Director of SQA since June 1993. Mr. Maeder has been a managing general partner of the general partner of Highland Capital Partners II Limited Partnership, a stockholder of SQA, and affiliated venture capital partnerships and has been an employee of Highland Capital Partners, Inc., a venture capital firm, since 1988. Mr. Maeder also currently serves as a director of Avid Technology, Inc. and The Providence Journal Company.

                             SQA STOCK INFORMATION

  The following table sets forth certain information regarding beneficial ownership of SQA's Common Stock as of January 6, 1997 by: (i) each person who is known by SQA to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) each director of SQA; (iii) SQA's Chief Executive Officer and each of SQA's four other most highly compensated executive officers for fiscal year ended December 31, 1995; and (iv) all directors and executive officers of SQA as a group.

                              AMOUNT AND NATURE PERCENTAGE OF COMMON PERCENTAGE AFTER
    NAME OF BENEFICIAL OWNER   OF OWNERSHIP(1)  STOCK OUTSTANDING(2)  THE MERGER(3)
    ------------------------  ----------------- -------------------- ----------------
Rational Software                 2,815,296            29.64%               --
 Corporation(4).....
 2800 San Tomas
 Expressway
 Santa Clara, CA
 95051-0951
Highland Capital                                                           1.14%
 Partners II Limited                628,180             7.75%
 Partnership(5).....
 Two International
 Place
 Boston, MA 02110
 Attn: Mr. Paul A.
 Maeder
North Bridge Venture                506,363             6.24%               *
 Partners, L.P.(6)..
 404 Wyman Street,
 Suite 365
 Waltham, MA 02154
 Attn: Mr. Edward T.
 Anderson
Ronald H.
 Nordin(7)..........                154,856             1.88%               *
Frederick J.
 Ciaramaglia(8).....                 18,120              *                  *
William T.
 Dedrick(9).........                  3,065              *                  *
Roger A.
 Hodskins(10).......                  5,594              *                  *
James P.
 Cluchey(11)........                 18,000              *                  *
Edward T.                           891,853            11.00%              1.62%
 Anderson(12).......
 c/oNorth Bridge
 Venture Partners,
 L.P.
   404 Wyman Street,
 Suite 365
   Waltham, MA 02154
Thomas I.
 Csathy(13).........                  1,000              *                  *
Ted R.
 Dintersmith(14)....                123,932             1.53%               *
Paul A. Maeder(15)..                702,012             8.66%              1.28%
 c/oHighland Capital
 Partners II Limited
   Partnership
   Two International
 Place
   Boston, MA 02110
All executive
 officers and
 directors as a
 group (14
 persons)(16).......              1,948,762            23.52%               3.54%

--------
  * Less than one percent of the outstanding Common Stock.
 (1) The persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except as noted in the footnotes below.
 (2) The number of shares of Common Stock deemed outstanding on November 12, 1996 includes (i) 8,110,523 shares of Common Stock outstanding on such date and (ii) all options that are currently exercisable or will become exercisable within 60 days of January 6, 1997 by the person or group in question.
 (3) Represents percentage interest in Rational after the Merger, calculated assuming the issuance of 7,000,000 shares of Rational Common Stock upon the conversion of SQA Common Stock.

 (4) Includes 1,213,296 shares that Rational has the right to acquire under certain circumstances pursuant to the Stock Option Agreement. If acquired, Rational will have sole voting power and sole dispositive power over such shares. Also includes 1,602,000 shares as to which Rational shares voting power with SQA directors, certain officers, and certain stockholders of SQA, pursuant to the Participation Agreement. Rational does not have shared dispositive power with respect to such shares. If the Merger is consummated, Rational's option to purchase SQA Common Stock will not have become exercisable, and the Participation Agreement will have terminated. See "Terms of the Merger--Stock Option Agreement" and "Participation Agreement."
 (5) Paul A. Maeder, James L. McLean, and Robert F. Higgins, the general partners of Highland Management Partners II Limited Partnership, may be deemed to share voting and investment power with respect to such shares. Highland Management Partners II Limited Partnership, Mr. Maeder, Mr. McLean and Mr. Higgins disclaim beneficial ownership with respect to the shares held by Highland Capital Partners II Limited Partnership, except to the extent of their proportionate pecuniary interests therein.
 (6) North Bridge Venture Management, L.P., the sole general partner of North Bridge Venture Partners, L.P., and Edward T. Anderson, Richard A. D'Amore and Robert Walkingshaw, the general partners of North Bridge Venture Management, L.P., may be deemed to share voting and investment power with respect to such shares. North Bridge Venture Management, L.P., Mr. Anderson, Mr. D'Amore and Mr. Walkingshaw disclaim beneficial ownership with respect to such shares, except to the extent of their proportionate pecuniary interests therein.
 (7) Includes 114,826 shares of Common Stock issuable pursuant to stock options that are currently exercisable or will become exercisable within 60 days of January 6, 1997. Includes 12,000 shares held by Mr. Nordin's spouse, as to which shares Mr. Nordin disclaims beneficial ownership.
 (8) Includes 13,670 shares of Common Stock issuable pursuant to stock options that are currently exercisable or will become exercisable within 60 days of January 6, 1997.
 (9) Includes 425 shares of Common Stock issuable pursuant to presently exercisable stock options that are currently exercisable or will become exercisable within 60 days of January 6, 1997.
(10) Includes 2,675 shares of Common Stock issuable pursuant to presently exercisable stock options that are currently exercisable or will become exercisable within 60 days of January 6, 1997.
(11) Includes 17,400 shares of Common Stock issuable pursuant to presently exercisable stock options that are currently exercisable or will become exercisable within 60 days of January 6, 1997.
(12) Includes 506,363 shares of Common Stock held by North Bridge Venture Partners, L.P. and 346,762 shares of Common Stock held by ABS Ventures III Limited Partnership.
(13) Includes 1,000 shares of Common Stock held by Mr. Csathy's spouse, as to which shares Mr. Csathy disclaims beneficial ownership.
(14) Includes 65,654 shares of Common Stock held by Aegis Select Limited Partnership and 43,636 shares of Common Stock held by Aegis II Limited Partnership.
(15) Includes 628,180 shares of Common Stock held by Highland Capital Partners II Limited Partnership.
(16) Includes 175,626 shares of Common Stock issuable pursuant to stock options that are currently exercisable or will become exercisable within 60 days of January 6, 1997.

SQA STOCK PRICE AND DIVIDEND INFORMATION

  SQA's Common Stock is quoted on Nasdaq under the symbol "SQAX." The following table sets forth for the periods indicated the high and low sale prices for SQA's Common Stock.

                            FISCAL YEAR                            HIGH   LOW
                            -----------                           ------ ------
   Fiscal 1997
   First Quarter (through January 9, 1997)....................... $33.88 $32.25
                                                                  ------ ------
   Fiscal 1996
     Fourth Quarter.............................................. $33.25 $21.75
                                                                  ------ ------
     Third Quarter...............................................  29.50  17.50
                                                                  ------ ------
     Second Quarter..............................................  39.75  27.00
                                                                  ------ ------
     First Quarter...............................................  27.75  18.00
                                                                  ------ ------
   Fiscal 1995
     Fourth Quarter (from December 16, 1995).....................  24.00  16.00
                                                                  ------ ------

  On      , 1997, the last reported sale price for SQA's Common Stock was $
per share. As of      , 1997, there were    holders of record of SQA Common
Stock.

  SQA has not paid any cash dividends since its inception and does not anticipate paying cash dividends in the foreseeable future. SQA currently intends to retain available future earnings to finance the operation of its business.

                          COMPARISON OF CAPITAL STOCK

DESCRIPTION OF RATIONAL CAPITAL STOCK

  The authorized capital stock of Rational consists of 75,000,000 shares of Common Stock, $0.01 par value per share.

 Rational Common Stock

  As of the Rational Record Date, there were approximately   shares of
Rational Common Stock outstanding held of record by
approximately   stockholders. Rational Common Stock is listed on Nasdaq under the symbol "RATL." Holders of Rational Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The stockholders may take action by written consent in accordance with the DGCL, but do not have the right to cumulate votes in connection with the election of Directors. The Rational Board is divided into three classes, each of which is elected for a three year term. The term of one class of Directors terminates at each annual meeting of stockholders. The holders of Rational Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Rational, the holders of Rational Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. The Rational Common Stock has no preemptive, conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the Rational Common Stock. All outstanding shares of Rational Common Stock are fully paid and non-assessable, and the shares of Rational Common Stock to be outstanding upon completion of the Merger will be fully paid and non-assessable.

 Transfer Agent and Registrar

  The Transfer Agent and Registrar for the Rational Common Stock is ChaseMellon Shareholder Services and its telephone number is (415) 954-9512.

DESCRIPTION OF SQA CAPITAL STOCK

  The authorized capital stock of SQA consists of 18,000,000 shares of SQA Common Stock, $0.01 par value per share, and 3,000,000 shares of Preferred Stock, $.01 par value per share (the "Preferred Stock").

 SQA Common Stock

  As of the SQA Record Date, there were approximately     shares of SQA Common
Stock outstanding held of record by approximately   stockholders. SQA Common
Stock is listed on Nasdaq under the trading symbol "SQAX." Holders of SQA Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The stockholders do not have the right to take any action by written consent, nor may they cumulate votes in connection with the election of directors. The SQA Board is divided into three classes, each of which is elected for a three year term. The term of one class of Directors expires at each annual meeting of stockholders. Subject to any rights of the Preferred Stock, the stockholders are entitled to receive such lawful dividends as may be declared by SQA's Board of Directors. In the event of the liquidation, dissolution or winding up of SQA, the holders of shares of SQA Common Stock will be entitled to share ratably in SQA's assets available for distribution to the holders of Common Stock. The SQA Common Stock has no pre-emptive or conversion or other subscription rights, and there are no redemption or other sinking fund provisions applicable to the SQA Common Stock. All outstanding shares of SQA Common Stock are fully paid and nonassessable.

 Preferred Stock

  The SQA Board has the authority, without any further vote or action by the stockholders, to provide for the issuance of up to 3,000,000 shares of Preferred Stock in series, to establish from time to time the number of shares to be included in each such series, to fix the designations, preferences, limitations and relative, participating, optional or other special rights and qualifications or restrictions of the shares of each series, and to determine the voting powers, if any, of such shares. The issuance of Preferred Stock could adversely affect, among other things, the rights of existing stockholders or could delay or prevent a change in control of SQA without further action by the stockholders. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of SQA Common Stock. In addition, any such issuance could have the effect of delaying, deferring or preventing a change in control of SQA and could make the removal of the present management of SQA more difficult. The SQA Board has no current plans to issue any Preferred Stock.

  The Transfer Agent and Registrar for SQA Common Stock is First National Bank of Boston, and its telephone number is (617) 575-2000.

COMPARISON OF CAPITAL STOCK

  After consummation of the Merger, the holders of SQA Common Stock who receive Rational Common Stock under the terms of the Agreement will become stockholders of Rational. Because SQA and Rational are both Delaware corporations, SQA stockholders' rights will continue to be governed by the DGCL. Additionally, as stockholders of SQA, their rights are presently governed by the SQA Certificate of Incorporation, as amended (the "SQA Charter") and the SQA Bylaws (the "SQA Bylaws"). As stockholders of Rational, their rights will be governed by the Rational Certificate of Incorporation (the "Rational Charter") and Rational Bylaws (the "Rational Bylaws"). The following discussion summarizes only the material differences between the rights of holders of Rational Common Stock and holders of SQA Common Stock under the charters and bylaws of Rational and SQA. Because the rights of the SQA Preferred Stock are as yet undetermined, and because the SQA Board has no present intent to determine them, except as otherwise stated the following discussion will compare Rational Common Stock with the SQA Common Stock, and will only identify those areas where there are material differences. This summary does not purport to be complete and is qualified in its entirety by reference to the Rational Charter and Bylaws, the SQA Charter and Bylaws and the relevant provisions of the DGCL.

 Preferred Stock

  The SQA charter authorizes the SQA Board to issue one or more series of preferred stock of as yet undetermined characteristics. The Rational Charter authorizes no such class of preferred stock. The absence of a class of undesignated preferred means that, unlike the SQA Board, the Rational Board cannot, without shareholder approval, issue shares of stock that could have conversion and/or voting rights that could adversely affect the rights of the Common Stock. In addition, the Rational Board cannot issue such a class of stock for the purpose of delaying, deferring or preventing a change of control of the company.

 Charter Amendments

  The Rational Charter provides that Charter amendments must be approved by the Rational Board of Directors and a simple majority vote of the outstanding Common Stock. The SQA Charter requires approval of the SQA Board of Directors and a supermajority vote of sixty-six and two thirds percent of the outstanding capital stock, voting together as a class, to approve any amendment relating to (i) the reduction in the number or elimination of the Common Stock or the Preferred Stock, (ii) any changes to the rights and privileges of the Common Stock or the Preferred Stock, (iii) any change to the perpetual existence of SQA, (iv) any changes to the definition, limitation, or regulation of the powers of the SQA Board of Directors or the SQA stockholders, (v) any changes to the size, classification of and certain other matters relating to the SQA Board of Directors, (vi) limitation on the liability of directors, and (vii) indemnification of directors. Other amendments to the SQA Charter require only SQA Board approval and a simple majority vote of the SQA stockholders.

 Bylaws Amendments

  The SQA Charter provides that the Bylaws of the corporation may be amended by the Board of Directors or by a supermajority vote of sixty-six and two-thirds percent of the stockholders. The Rational Charter and Bylaws allow for the amendment of the Bylaws by the Board of Directors or by a simple majority of the stockholders.

 Special Meetings of the Stockholders

  The SQA Charter provides that special meetings of stockholders may be called by the SQA President, Chairman of the Board of Directors, or by a majority of the Board of Directors. The Rational Bylaws provide that a special meeting of the stockholders may be called by the President, the Chairman of the Board of Directors, or by any stockholder or stockholders holding at least 10% of the shares of stock entitled to vote at such meeting.

 Actions By Written Consent

  Rational stockholders have the right to take actions by written consent in lieu of a meeting, pursuant to the DGCL. The SQA Charter does not allow stockholders to take actions by written consent in lieu of a meeting.

 Removal of Directors

  The SQA Charter requires a seventy-five percent vote of the shares of stock entitled to vote to remove a director without cause, and a simple majority vote to remove a director with cause. The Rational Bylaws require only a simple majority vote of stockholders to remove a director with or without cause.

 Stockholder Business at Meetings

  The Rational Charter and Bylaws place no restrictions on the rights of stockholders to raise business at an annual meeting. The SQA Bylaws provide that for business to be timely brought before an annual meeting of the stockholders, notice of such business must be made to the Secretary of the corporation no later than the 120th day nor earlier than the 150th day prior to the first anniversary of the date of delivery of the proxy statement to stockholders for the prior year annual meeting, except under certain circumstances. Except for nominations to the Board of Directors, The SQA Bylaws provide that only such business as is proposed by the Board of Directors may be raised at any special meeting of the stockholders.

 Indemnification of Directors and Officers

  The Rational Charter allows the company to indemnify its directors and officers to the fullest extent allowable under the DGCL, and the Rational Bylaws provide that Rational shall so indemnify its directors and officers. The SQA Charter provides that SQA shall indemnify its directors and officers to the fullest extent allowable under the DGCL. See "--Charter Amendments."

                   PROPOSAL NO. 2 FOR RATIONAL STOCKHOLDERS:

                    APPROVAL OF THE 1997 STOCK OPTION PLAN

  On January 10, 1997, the Rational Board of Directors adopted the 1997 Stock Option Plan (the "Plan") and reserved one million (1,000,000) shares of Rational Common Stock for issuance thereunder subject to stockholder approval. As of the mailing hereof no options or rights to purchase stock had been granted pursuant to the Plan. In addition, as of January 10, 1997, there were available for issuance under previous Rational stock option plans (exclusive of the Stock Option Plan for Directors) (the "Previous Plans") 665,276 shares of Rational Common Stock for which no options to purchase were outstanding. Upon approval of the Plan, no new options will be granted for shares pursuant to the Previous Plans, and those shares remaining available under Previous Plans for which no options were outstanding will be added to the reserved option pool under the Plan.

  At the Rational meeting, the stockholders are being asked to approve the Plan and the reservation of shares thereunder.

SUMMARY OF THE PLAN

  General. The purpose of the Plan is to attract and retain the best available personnel for positions of substantial responsibility with Rational, to provide additional incentive to the employees and consultants of Rational and to promote the success of Rational's business. Options and stock purchase rights may be granted under the Plan. Options granted under the Plan may be either "incentive stock options," as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonstatutory stock options.

  Administration. The Plan may be administered by the Rational Board of Directors or a committee of the Rational Board (the "Administrator"), which Administrator shall, in the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, consist of two or more "outside directors" within the meaning of Section 162(m) of the Code. The Administrator has the power to determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the Administrator has the authority to amend, suspend or terminate the Plan, provided that no such action may affect any share of Rational Common Stock previously issued and sold or any option previously granted under the Plan.

  Eligibility; Limitations. Nonstatutory stock options and stock purchase rights may be granted under the Plan to employees and consultants of Rational and any parent or subsidiary of Rational. Incentive stock options may be granted only to employees. The Administrator, in its discretion, selects the employees and consultants to whom options and stock purchase rights may be granted, the time or times at which such options and stock purchase rights shall be granted, and the number of shares subject to each such grant.

  Section 162(m) of the Code places limits on the deductibility for federal income tax purposes of compensation paid to certain executive officers of Rational. In order to preserve Rational's ability to deduct the compensation income associated with options and stock purchase rights granted to such persons, the Plan provides that no employee may be granted, in any fiscal year of Rational, options and stock purchase rights to purchase more than 500,000 shares of Common Stock (as appropriately adjusted for changes in the capitalization of Rational). Notwithstanding this limit, however, in connection with an employee's initial employment, he or she may be granted options or stock purchase rights to purchase up to an additional 500,000 shares of Common Stock (as appropriately adjusted for changes in the capitalization of Rational).

  Terms and Conditions of Options. Each option is evidenced by a stock option agreement between Rational and the optionee, and is subject to the following additional terms and conditions:

    (a) Exercise Price. The Administrator determines the exercise price of options at the time the options are granted. The exercise price of an incentive stock option may not be less than 100% of the fair market value of the Common Stock on the date such option is granted; provided, however, the exercise price of an incentive stock option granted to a 10% stockholder may not be less than 110% of the fair market value of the Common Stock on the date such option is granted. The fair market value of the Common Stock is generally determined with reference to the closing sale price for the Common Stock (or the closing bid if no sales were reported) on the last market trading day prior to the date the option is granted.

    (b) Exercise of Option; Form of Consideration. The Administrator determines when options become exercisable, and may in its discretion, accelerate the vesting of any outstanding option. Stock options granted under the Plan generally vest and become exerciseable over four (4) years. The means of payment for shares issued upon exercise of an option is specified in each option agreement. The Plan permits payment to be made by cash, check, promissory note, other shares of Common Stock of Rational (with some restrictions), cashless exercises, a reduction in the amount of any Company liability to the optionee, any other form of consideration permitted by applicable law, or any combination thereof.

    (c) Term of Option. The term of an incentive stock option may be no more than ten (10) years from the date of grant; provided that in the case of an incentive stock option granted to a 10% stockholder, the term of the option may be no more than five (5) years from the date of grant. No option may be exercised after the expiration of its term.

    (d) Termination of Employment. If an optionee's employment or consulting relationship terminates for any reason (other than death or disability), then all options held by the optionee under the Plan expire on the earlier of (i) the date set forth in his or her notice of grant or, in the absence thereof, three (3) months after the date of termination or (ii) the expiration date of such option. To the extent the option is exercisable at the time of such termination, the optionee may exercise all or part of his or her option at any time before termination.

    (e) Death or Disability. If an optionee's employment or consulting relationship terminates as a result of death or disability, then all options held by such optionee under the Plan expire on the earlier of (i) the date set forth in his or her notice of grant or, in the absence thereof, 12 months from the date of such termination or (ii) the expiration date of such option. The optionee (or the optionee's estate or the person who acquires the right to exercise the option by bequest or inheritance), may exercise all or part of the option at any time before such expiration to the extent that the option was exercisable at the time of such termination.

    (f) Nontransferability of Options: Options granted under the Plan are not transferable other than by will or the laws of descent and distribution, and may be exercised during the optionee's lifetime only by the optionee.

    (g) Other Provisions: The stock option agreement may contain other terms, provisions and conditions not inconsistent with the Plan as may be determined by the Administrator.

  Stock Purchase Rights. A stock purchase right gives the purchaser a period as determined by the Administrator from the date of grant to purchase Common Stock. A stock purchase right is accepted by the execution of a restricted stock purchase agreement between Rational and the purchaser, accompanied by the payment of the purchase price for the shares. Unless the Administrator determines otherwise, the restricted stock purchase agreement shall give Rational a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment or consulting relationship with Rational for any reason (including death and disability). The purchase price for any shares repurchased by Rational shall be the original price paid by the purchaser. The repurchase option lapses at a rate determined by the Administrator. A stock purchase right is nontransferable other than by will or the laws of descent and distribution, and may be exercised during the optionee's lifetime only by the optionee.

  Adjustments Upon Changes in Capitalization. In the event that the stock of Rational changes by reason of any stock split, reverse stock split, stock dividend, combination, reclassification or other similar change in the capital structure of Rational effected without the receipt of consideration, appropriate adjustments shall be made in the number and class of shares of stock subject to the Plan, the number and class of shares of stock subject to any option or stock purchase right outstanding under the Plan, and the exercise price of any such outstanding option or stock purchase right.

  In the event of a liquidation or dissolution, any unexercised options or stock purchase rights will terminate. The Administrator may, in its discretion provide that each optionee shall have the right to exercise all of the optionee's options and stock purchase rights, including those not otherwise exercisable, until the date ten (10) days prior to the consummation of the liquidation or dissolution, or that any rights of repurchase in Rational with respect to Stock Purchase Rights shall lapse provided the proposed dissolution or liquidation takes place at the time and in the manner anticipated.

  In connection with any merger, consolidation, acquisition of assets or like occurrence involving Rational, each outstanding option or stock purchase right shall be assumed or an equivalent option or right substituted by the successor corporation. If the successor corporation refuses to assume the options and stock purchase rights or to substitute substantially equivalent options and stock purchase rights, the optionee shall have the vested right to exercise the option or stock purchase right as to all the optioned stock, including shares not otherwise vested or exercisable. In such event, the Administrator shall notify the optionee that the option or stock purchase right is fully exercisable for fifteen (15) days from the date of such notice and that the option or stock purchase right terminates upon expiration of such period.

  Amendment and Termination of the Plan. The Board may amend, alter, suspend or terminate the Plan, or any part thereof, at any time and for any reason. However, Rational shall obtain stockholder approval for any amendment to the Plan to the extent necessary to comply with Rule 16b-3, Section 162(m) and
Section 422 of the Code, or any similar rule or statute. No such action by the Board or stockholders may alter or impair any option or stock purchase right previously granted under the Plan without the written consent of the optionee. Unless terminated earlier, the Plan shall terminate ten years from the date of its approval by the stockholders or the Board of Rational, whichever is earlier.

FEDERAL INCOME TAX CONSEQUENCES

  Incentive Stock Options. An optionee who is granted an incentive stock option does not recognize taxable income at the time the option is granted or upon its exercise, although the exercise may subject the optionee to the alternative minimum tax. Upon a disposition of the shares more than two years after grant of the option and one year after exercise of the option, any gain or loss is treated as long-term capital gain or loss. If these holding periods are not satisfied, the optionee recognizes ordinary income at the time of disposition equal to the difference between the exercise price and the lower of (i) the fair market value of the shares at the date of the option exercise or (ii) the sale price of the shares. Any gain or loss recognized on such a premature disposition of the shares in excess of the amount treated as ordinary income is treated as long-term or short-term capital gain or loss, depending on the holding period. A different rule for measuring ordinary income upon such a premature disposition may apply if the optionee is also an officer, director, or 10% stockholder of Rational. Rational is entitled to a deduction in the same amount as the ordinary income recognized by the optionee.

  Nonstatutory Stock Options. An optionee does not recognize any taxable income at the time he or she is granted a nonstatutory stock option. Upon exercise, the optionee recognizes taxable income generally measured by the excess of the then fair market value of the shares over the exercise price. Any taxable income recognized in connection with an option exercise by an employee of Rational is subject to tax withholding by Rational. Rational is entitled to a deduction in the same amount as the ordinary income recognized by the optionee. Upon a disposition of such shares by the optionee, any difference between the sale price and the optionee's exercise price, to the extent not recognized as taxable income as provided above, is treated as long-term or short-term capital gain or loss, depending on the holding period.

  Stock Purchase Rights. Stock purchase rights will generally be taxed in the same manner as nonstatutory stock options. However, restricted stock is generally purchased upon the exercise of a stock purchase right. At the time of purchase, restricted stock is subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code. As a result, the purchaser will not recognize ordinary income at the time of purchase. Instead, the purchaser will recognize ordinary income on the dates when a stock ceases to be subject to a substantial risk of forfeiture. The stock will generally cease to be subject to a substantial risk of forfeiture when it is no longer subject to Rational's right to repurchase the stock upon the purchaser's termination of employment with Rational. At such times, the purchaser will recognize ordinary income measured as the difference between the purchase price and the fair market value of the stock on the date the stock is no longer subject to a substantial risk of forfeiture.

  The purchaser may accelerate to the date of purchase his or her recognition of ordinary income, if any, and the beginning of any capital gain holding period by timely filing an election pursuant to Section 83(b) of the Code. In such event, the ordinary income recognized, if any, is measured as the difference between the purchase price and the fair market value of the stock on the date of purchase, and the capital gain holding period commences on such date. The ordinary income recognized by a purchaser who is an employee will be subject to tax withholding by Rational. Different rules may apply if the purchaser is also an officer, director, or 10% stockholder of Rational.

  THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF FEDERAL INCOME TAXATION UPON OPTIONEES, HOLDERS OF STOCK PURCHASE RIGHTS, AND RATIONAL WITH RESPECT TO THE GRANT AND EXERCISE OF OPTIONS AND STOCK PURCHASE RIGHTS UNDER THE PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF THE EMPLOYEE'S OR CONSULTANT'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE EMPLOYEE OR CONSULTANT MAY RESIDE.

REQUIRED VOTE

  At the Rational Meeting, the stockholders are being asked to approve the adoption of the 1997 Plan. The affirmative vote of the holders of a majority of the shares entitled to vote at the Rational Meeting will be required to approve the adoption of the Plan.

  THE RATIONAL BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE APPROVAL OF RATIONAL'S PLAN.

                                    EXPERTS

  The consolidated financial statements of Rational Software Corporation at March 31, 1995 and 1996, and for each of the three years in the period ended March 31, 1996, included in this Prospectus/Joint Proxy Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of SQA, Inc. as of December 31, 1994 and 1995, and for each of the years ended December 31, 1993, 1994 and 1995 appearing in this Prospectus/Joint Proxy Statement have been audited by Arthur Andersen, LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance on the report, given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

  The validity of the Rational Common Stock issuable pursuant to the Merger will be passed on by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts, is acting as counsel for SQA in connection with certain legal matters relating to the Agreement and the transactions contemplated thereby.

                         FUTURE STOCKHOLDER PROPOSALS

  If any stockholder of the Combined Company intends to present a proposal at the 1997 Combined Company annual meeting and wishes to have such proposal considered for inclusion in the proxy materials for such meeting, such holder must submit the proposal to the Secretary of the Combined Company in writing so as to be received at the executive officers of the Combined Company by March 14, 1997. Such proposals must also meet the other requirements of the rules of the SEC relating to stockholders' proposals, as well as the requirements of the Combined Company's Bylaws. In the event the Merger is not consummated, stockholder proposals will be eligible to be considered for inclusion in the proxy materials for the 1997 annual meetings of Rational and SQA (i) if duly submitted to the Secretary of Rational by March 14, 1997 or
(ii) if they had been duly submitted to the Secretary of SQA on or prior to November 28, 1996, as the case may be, as provided in the respective 1996 Annual Meeting Proxy Statements of Rational and SQA.

                         ACCOUNTANTS' REPRESENTATIVES

  It is expected that representatives of Ernst & Young LLP, Rational's independent accountants, will be present at the Rational Meeting and representatives of Arthur Andersen LLP, SQA's independent auditors, will be present at the SQA Meeting where each will have an opportunity to respond to appropriate questions of Rational's and SQA's stockholders, respectively, and to make a statement if they so desire.

                         INDEX TO FINANCIAL STATEMENTS

Rational Software Corporation and Subsidiaries:
  Report of Independent Auditors..........................................  F-2
  Consolidated Statements of Operations...................................  F-3
  Consolidated Balance Sheets.............................................  F-4
  Consolidated Statements of Stockholders' Equity.........................  F-5
  Consolidated Statements of Cash Flows...................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
SQA, Inc. and Subsidiaries:
  Independent Auditors' Report............................................ F-18
  Consolidated Balance Sheets............................................. F-19
  Consolidated Statements of Operations................................... F-20
  Consolidated Statements of Cash Flows................................... F-21
  Consolidated Statements of Redeemable Convertible Preferred Stock and
   Stockholders' Equity (Deficit)......................................... F-22
  Notes to Consolidated Financial Statements.............................. F-23

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Rational Software Corporation

  We have audited the accompanying consolidated balance sheets of Rational Software Corporation as of March 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rational Software Corporation at March 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.

                                                              Ernst & Young LLP

San Jose, California
April 22, 1996

                         RATIONAL SOFTWARE CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 SIX MONTHS
                            FISCAL YEARS ENDED MARCH 31,     ENDED SEPTEMBER 30,
                           --------------------------------  -------------------
                              1994       1995       1996       1995      1996
                           ----------  ---------  ---------  --------- ---------
                                                                 (UNAUDITED)
Net product revenue......  $   41,716  $  39,221  $  55,899  $  25,269 $  35,171
Consulting and support
 revenue.................      28,627     33,678     35,208     16,130    20,906
                           ----------  ---------  ---------  --------- ---------
  Total revenue*.........      70,343     72,899     91,107     41,399    56,077
                           ----------  ---------  ---------  --------- ---------
Cost of product revenue..      11,862      6,955      7,196      3,129     3,906
Cost of consulting and
 support revenue.........      13,494     18,095     19,336      8,928    10,932
                           ----------  ---------  ---------  --------- ---------
  Total cost of revenue..      25,356     25,050     26,532     12,057    14,838
                           ----------  ---------  ---------  --------- ---------
Gross profit.............      44,987     47,849     64,575     29,342    41,239
Operating expenses:
 Research and
  development............      20,221     12,187     15,939      6,456     8,955
 Sales and marketing.....      21,338     25,100     35,000     16,083    17,882
 General and
  administrative.........       7,194      6,995      9,511      3,777     5,037
 Charges for acquired in-
  process research and
  development............         --         --       8,700        --        --
 Merger and restructuring
  costs..................       9,922     (1,100)       --         --        --
                           ----------  ---------  ---------  --------- ---------
  Total operating
   expenses..............      58,675     43,182     69,150     26,316    31,874
                           ----------  ---------  ---------  --------- ---------
Income (loss) from
 continuing operations...     (13,688)     4,667     (4,575)     3,026     9,365
Other income, net........         285        417      1,582        626     1,219
                           ----------  ---------  ---------  --------- ---------
Income (loss) from
 continuing operations
 before provision for
 income taxes............     (13,403)     5,084     (2,993)     3,652    10,584
Provision for income
 taxes...................         404        406      1,028        292     1,588
                           ----------  ---------  ---------  --------- ---------
Income (loss) from
 continuing operations...     (13,807)     4,678     (4,021)     3,360     8,996
Discontinued operations:
  Loss from the disposal
   of the secure-products
   business..............        (175)       --         --         --        --
                           ----------  ---------  ---------  --------- ---------
  Net income (loss)......  $  (13,982) $   4,678  $  (4,021) $   3,360 $   8,996
                           ==========  =========  =========  ========= =========
Income (loss) from
 continuing operations
 per common share........  $     (.57) $     .19  $    (.13) $     .11 $     .24
Net income (loss) per
 common share............        (.57)       .19       (.13)       .11       .24
Shares used in computing
 per share amounts.......      24,394     25,212     30,725     30,872    37,056
*Revenue from related
 parties.................  $    8,852  $   3,324  $   4,000  $   1,619 $     --

                See Notes to Consolidated Financial Statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                           COMMON STOCK   ADDITIONAL                       CUMULATIVE      TOTAL
                          ---------------  PAID-IN   TREASURY  ACCUMULATED TRANSLATION STOCKHOLDERS'
                          SHARES  AMOUNTS  CAPITAL    STOCK      DEFICIT   ADJUSTMENT     EQUITY
                          ------  ------- ---------- --------  ----------- ----------- -------------
Balance at March 31,
 1993...................  24,592   $246    $ 69,756  $   --     $(42,957)     $ --       $ 27,045
Exercise of common stock
 options................     138      1         339      --          --         --            340
Repurchase of stock.....      (2)   --           (2)     --          --         --             (2)
Recovery of pooling
 shares.................     (38)   --          --       --          --         --            --
Purchase of treasury
 shares.................     --     --          --    (1,394)        --         --         (1,394)
Net loss................     --     --          --       --      (13,982)       --        (13,982)
Net transactions of old
 Rational eliminated
 during period from
 December 26, 1993 to
 March 31, 1994.........      68      1         192      --       (5,713)       --         (5,520)
                          ------   ----    --------  -------    --------      -----      --------
Balance at March 31,
 1994...................  24,764    248      70,285   (1,394)    (62,652)       --          6,487
Exercise of common stock
 options................     220      2         636      --          --         --            638
Issuance of common
 stock..................      66      1         226      --          --         --            227
Issuance of treasury
 stock..................     --     --          --        54         --         --             54
Net income..............     --     --          --       --        4,678        --          4,678
                          ------   ----    --------  -------    --------      -----      --------
Balance at March 31,
 1995...................  25,050    251      71,147   (1,340)    (57,974)       --         12,084
Issuance of common
 stock, net of expenses
 of $852................   5,759     57      29,888      --          --         --         29,945
Issuance of common stock
 for the acquisition of
 Objectory AB...........   1,497     15       8,754      --          --         --          8,769
Exercise of common stock
 options................   1,167     12       3,305      --          --         --          3,317
Issuance of common stock
 under Employee Stock
 Purchase Plan..........     150      1         448      --          --         --            449
Compensation expense for
 stock option grants....     --     --          229      --          --         --            229
Cumulative translation
 adjustments............     --     --          --       --          --         134           134
Net loss................     --     --          --       --       (4,021)       --         (4,021)
                          ------   ----    --------  -------    --------      -----      --------
Balance at March 31,
 1996...................  33,623    336     113,771   (1,340)    (61,995)       134        50,906
Exercise of common stock
 options (unaudited)....     806      8       2,558      --          --         --          2,566
Issuance of common stock
 under Employee Stock
 Purchase Plan
 (unaudited)............     369      4       1,200      --          --         --          1,204
Compensation expense for
 stock options grants
 (unaudited)............     --     --           54      --          --         --             54
Cumulative translation
 adjustment
 (unaudited)............     --     --          --       --          --        (250)         (250)
Net income (unaudited)..     --     --          --       --        8,996        --          8,996
                          ------   ----    --------  -------    --------      -----      --------
Balance at September 30,
 1996 (unaudited).......  34,798   $348    $117,583  $(1,340)   $(52,999)     $(116)     $ 63,476
                          ======   ====    ========  =======    ========      =====      ========


                 See Notes to Consolidated Financial Statements

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                            MARCH 31,  MARCH 31,  SEPTEMBER 30,
                                              1996       1996         1996
                                            ---------  ---------  -------------
                                                                   (UNAUDITED)
ASSETS:
Cash and cash equivalents.................  $  9,440   $ 43,934     $ 48,305
Short-term investments....................     1,036      8,711        6,763
Accounts receivable, net of allowance for
 doubtful accounts of $478, $1,042 and
 $1,046 at March 31, 1995, 1996 and
 September 30, 1996, respectively:
Trade receivables.........................    18,204     23,408       25,524
Trade receivables from related parties....       537        --           --
Prepaid expenses and other assets.........       766      2,074        2,366
                                            --------   --------     --------
    Total current assets..................    29,983     78,127       82,958
Property and equipment, at cost:
  Computer, office and manufacturing
   equipment..............................    25,467     22,779       25,152
  Office furniture........................     2,725      2,109        1,891
  Leasehold improvements..................     1,264      1,209        1,221
                                            --------   --------     --------
                                              29,456     26,097       28,264
  Accumulated depreciation and
   amortization...........................   (23,339)   (20,715)     (21,926)
                                            --------   --------     --------
    Property, and equipment, net..........     6,117      5,382        6,338
Other assets..............................     1,900      2,165        1,861
                                            --------   --------     --------
    Total assets..........................  $ 38,000   $ 85,674     $ 91,157
                                            ========   ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable..........................  $  2,331   $  2,983     $  2,366
Accrued employee benefits.................     5,619      8,476        6,866
Accrued royalties.........................     1,665        799          408
Other accrued expenses....................     1,824      3,486        5,007
Accrued merger and restructuring
 expenses.................................       449        575          537
Deferred revenue..........................     7,781     15,606       10,810
Current portion of long-term debt and
 lease obligations:
  Related parties.........................     2,163        --           --
  Other...................................       409        654           31
                                            --------   --------     --------
    Total current liabilities.............    22,241     32,579       26,025
Accrued rent..............................     1,260        880          594
Long-term accrued merger and restructuring
 expenses.................................     1,764      1,309        1,062
Long-term debt and lease obligations, less
 current portion:
  Related parties.........................       488        --           --
  Other...................................       163        --           --
                                            --------   --------     --------
    Total liabilities.....................    25,916     34,768       27,681
Commitments and contingencies
Stockholders' equity:
  Common Stock, $.01 par value, 75,000
   shares authorized (see Note 11), issued
   and outstanding 25,050, 33,623 and
   34,798 shares as of March 31, 1995 and
   1996 and September 30, 1996,
   respectively...........................       251        336          348
Additional paid-in capital................    71,147    113,771      117,583
Treasury stock............................    (1,340)    (1,340)      (1,340)
Accumulated deficit.......................   (57,974)   (61,995)     (52,999)
Cumulative translation adjustment.........       --         134         (116)
                                            --------   --------     --------
    Total stockholders' equity............    12,084     50,906       63,476
                                            --------   --------     --------
    Total liabilities and stockholders'
     equity...............................  $ 38,000   $ 85,674     $ 91,157
                                            ========   ========     ========

                See Notes to Consolidated Financial Statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                  FISCAL YEARS ENDED           SIX MONTHS
                                       MARCH 31,           ENDED SEPTEMBER 30,
                                -------------------------  --------------------
                                  1994     1995    1996      1995       1996
                                --------  ------  -------  ---------  ---------
                                                               (UNAUDITED)
OPERATING ACTIVITIES:
Net income (loss).............  $(13,982) $4,678  $(4,021) $   3,360  $   8,996
Adjustments to reconcile net
 income to net cash provided
 by operating activities:
  Charges for acquired in-
   process research and
   development................       --      --     8,700        --         --
  Depreciation and
   amortization...............    10,056   4,980    4,577      1,986      1,958
  Compensation expense for
   stock option grants........       --      --       229        --          72
  Deferred income taxes.......       478     --       --         --         --
  Loss from the disposal of
   discontinued operations....       175     --       --         --         --
  Loss on disposal of property
   and equipment, net of
   accumulated depreciation...       306     --       --         --         --
  Other.......................        40     --       --         --         --
  Sale of discontinued
   operations.................       778     --       --         --         --
(Increase) decrease in assets:
  Accounts receivable.........     4,427  (3,738)  (2,830)    (3,898)    (2,116)
  Prepaid expenses and other
   assets.....................     1,447     385     (520)      (571)      (292)
  Net assets of discontinued
   operations.................      (688)    --       --         --         --
Increase (decrease) in
 liabilities:
  Accounts payable............       (29)    915   (1,640)      (241)      (617)
  Other accrued expenses......     4,204  (2,135)   1,570     (2,183)    (1,016)
  Accrued merger and
   restructuring expenses.....     6,275  (4,062)    (329)      (399)      (285)
  Deferred revenue............     1,323     678    7,825       (318)    (4,796)
Net decrease in cash and cash
 equivalents of old Rational
 for the period from December
 26, 1993 to March 31,1994....    (4,722)    --       --         --         --
                                --------  ------  -------  ---------  ---------
    Total adjustments.........    24,070  (2,977)  17,582     (5,624)    (7,092)
                                --------  ------  -------  ---------  ---------
  Net cash provided by (used
   in) operating activities...    10,088   1,701   13,561     (2,264)     1,904
INVESTING ACTIVITIES:
Purchase of short-term
 investments..................    (6,891) (2,369) (11,124)    (2,469)    (6,316)
Maturities and sales of short-
 term investments.............    10,024   7,581    3,449      3,449      8,264
Cash acquired from purchase of
 subsidiary...................       --      --       279        --         --
Additions to computer software
 costs........................    (1,931)   (154)     --         --         --
Purchase of property and
 equipment....................    (5,280) (3,222)  (2,812)    (1,130)    (2,610)
                                --------  ------  -------  ---------  ---------
  Net cash provided by (used
   in) investing activities...    (4,078)  1,836  (10,208)      (150)      (662)
Financing activities:
Principal payments under long-
 term debt and capital
 leases.......................    (1,345) (2,455)  (2,569)    (1,240)      (623)
Proceeds from the issuance of
 common stock.................       529     865   33,710     31,392      3,752
Repayment of notes payable....    (1,687)    --       --         --         --
Issuance (purchase) of
 treasury stock...............    (1,394)     54      --         --         --
Other.........................      (238)    --       --         --         --
                                --------  ------  -------  ---------  ---------
  Net cash provided by (used
   in) financing activities...    (4,135) (1,536)  31,141     30,152      3,129
                                --------  ------  -------  ---------  ---------
Net increase in cash and cash
 equivalents..................     1,875   2,001   34,494     27,738      4,370
Cash and cash equivalents at
 the beginning of the year....     5,564   7,439    9,440      9,440     43,934
                                --------  ------  -------  ---------  ---------
Cash and cash equivalents at
 the end of the year..........  $  7,439  $9,440  $43,934  $  37,178  $  48,305
                                ========  ======  =======  =========  =========

                See Notes to Consolidated Financial Statements.

                         RATIONAL SOFTWARE CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                MARCH 31, 1996
        (INFORMATION AT SEPTEMBER 30, 1996 AND FOR THE SIX MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1995 IS UNAUDITED)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES.

  Organization and basis of presentation. Rational Software Corporation (the Company) was incorporated under the laws of Delaware on July 28, 1982. The Company develops, markets and supports a comprehensive solution for the component-based development of software systems. The Company changed its name from Verdix Corporation on March 31, 1994.

  In October 1995, the Company acquired Objectory AB of Stockholm, Sweden, a provider of business and systems-engineering solutions based on object technology. The transaction was recorded using the purchase method. In March 1994, the Company merged with Rational (old Rational), a provider of software products, technical consulting, and support services for software developers. The merger was accounted for as a pooling of interests, and accordingly, the Company's consolidated financial statements have been restated, for all periods prior to the merger, to include the results of operations, financial position, and cash flows from old Rational.

  The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

  Interim financial information. The consolidated financial statements for the six months ended September 30, 1995 and 1996 are unaudited but include all adjustments (consisting of normal recurring entries) which the Company considers necessary for fair presentation. Operating results for the six months ended September 30, 1996 are not necessarily indicative of the results that may be expected for any future periods.

  Use of estimates. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Revenue recognition. The Company recognizes revenue and related costs from the sale of its software products and systems upon shipment. Revenue from software royalties, whether they are advance payments that are nonrefundable or minimum royalty guarantees payable over a fixed period, is recorded when the earnings process is complete and collection is considered probable. Revenue from consulting services is recognized when earned. Customer support revenue is deferred and recognized on a straight-line basis over the period covered by the customer-support agreement. Contract revenue, which generally is special or custom engineering development under milestone payments, is recognized in conformity with Accounting Research Bulletin No. 45, "Long-Term Construction Type Contracts," using the relevant guidance in SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts."

  Software capitalization. Computer software development costs are capitalized after the economic and technological feasibility of a new product is established. Capitalized costs are amortized on a product basis over the estimated economic life of a general-release product, which generally does not exceed three years. The annual amortization is the greater of the amount computed using the straight-line method or the amount computed using the ratio of current revenue to the total of current and anticipated future revenues. Capitalized software-development costs are also written down periodically to net realizable value based on an analysis of anticipated future revenues. Research and development costs prior to the establishment of the economic and technological feasibility of a product are expensed as incurred.

  Capitalized software development costs are included in other assets in the consolidated balance sheets. The unamortized balance of capitalized software development costs as of March 31, 1996 and 1995, is $0 and

                         RATIONAL SOFTWARE CORPORATION

$329,000, respectively. For the years ended March 31, 1996, 1995, and 1994, software amortization was $329,000, $472,000, and $5,287,000, respectively. The 1994 amortization included $1,879,000 of previously capitalized software costs related to duplicate product lines as a result of the merger.

  Translation of foreign currencies. Accounts denominated in foreign currencies have been translated in accordance with Statement of Financial Accounting Standards No. 52. The functional currency for the Company's international sales operations is the U.S. dollar, with the exception of the Swedish subsidiary whose functional currency is the local currency. Gains and losses resulting from the remeasurement of the sales operations' foreign currency financial statements into U.S. dollars are included in other income. Gains and losses resulting from foreign currency translation of the Swedish subsidiary are accumulated as a separate component of stockholders' equity.

  Other income. During the year ended March 31, 1996, other income consisted primarily of interest earned on the Company's excess cash balances and marketable securities and interest expense. It also included gains and losses on foreign currency transactions. During the years ended March 31, 1995 and 1994, other income consisted primarily of gains and losses on foreign currency transactions, net of interest income.

  Net income (loss) per share. Net loss per share is computed using the weighted average number of common shares outstanding during the period. Net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common stock equivalents consist of stock options using the treasury stock method.

  Cash, cash equivalents and short-term investments. Cash equivalents are highly liquid investments with original maturity dates of three months or less at the date of acquisition. Investments with maturity dates between three and twelve months are considered to be short-term investments.

  All of the Company's cash equivalents and short term investments are classified as available-for-sale under the provisions of Statement of Financial Accounting Standards No. 115 (FAS 115), "Accounting for Certain Investments in Debt and Equity Securities." Amortized cost approximates estimated fair value based on quoted market prices at March 31, 1995 and 1996, and September 30, 1996.

  Under FAS 115, management classifies investments as trading, available-for-sale, or held-to-maturity at the time of purchase and periodically reevaluates such designation. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost with corresponding premiums or discounts amortized over the life of the investment to interest income. Debt securities not classified as held-to-maturity are classified as available-for-sale and reported at fair market value. Unrecognized gains or losses on available-for-sale securities are included in equity, net of tax, until their disposition. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method.

                         RATIONAL SOFTWARE CORPORATION

  Available-for-sale securities and cash consist of the following (in thousands):

                                                     MARCH 31,
                                                  ---------------- SEPTEMBER 30,
                                                   1995     1996       1996
                                                  ------- -------- -------------
                                                                    (UNAUDITED)
   Cash and cash equivalents:
     Money market funds.......................... $ 5,019 $ 35,470   $ 36,545
     Cash........................................   4,421    4,994      5,804
     Commercial paper............................     --     3,470      5,956
                                                  ------- --------   --------
       Total.....................................   9,440   43,934     48,305
                                                  ======= ========   ========
   Short-term investments:
     U.S. government.............................     --     4,745      4,745
     Commercial paper............................     --     3,908      1,960
     Municipal obligations.......................     980      --         --
     Certificates of deposit.....................      56       58         58
                                                  ------- --------   --------
       Total..................................... $ 1,036 $  8,711   $  6,763
                                                  ======= ========   ========

  Realized gains or losses on sales of available-for-sale securities were immaterial for the years ended March 31, 1995 and 1996. There were no unrealized holding gains or losses on such securities at March 31, 1995 and 1996, and September 30, 1996.

  Statements of cash flows. The Company paid, net of amounts capitalized, interest of $172,000, $97,000, $103,000, $26,000 and $8,000 during fiscal years 1994, 1995 and 1996, and the six months ended September 30, 1995 and 1996, respectively. The Company paid income taxes of $1,152,000, $199,000, $355,000, $143,000 and $239,000 during fiscal years 1994, 1995 and 1996, and the six months ended September 30, 1995 and 1996, respectively. The Company also had capital lease additions of $715,000, and $119,000 during fiscal years 1994 and 1995, respectively. In addition, the Company received income tax refunds of $523,000 and $123,000 in fiscal year 1995 and 1996, respectively. In fiscal 1996, the Company issued $8,770,000 of Common Stock for the purchase of Objectory AB.

  Fair value of financial instruments. The carrying amounts reported in the balance sheet for cash and cash equivalents and short-term investments approximate fair value. The fair value of short-term investments is based on quoted market prices.

  The carrying amount of the Company's long-term debt approximates fair value. The fair value of the Company's long-term debt is estimated using discounted cash-flow analyses, based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

  Concentrations of credit risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. The Company's investment policy limits its exposure to concentrations of credit risk for cash equivalents. The Company sells its products primarily to major corporations, including systems integrators, that serve a wide variety of U.S. and foreign markets. Collateral or deposits generally are not required from customers who demonstrate a positive credit record and sound financial condition. The concentrations of credit risk are considered limited for trade receivables.

  Property and equipment. The Company's property and equipment are recorded at cost, which is generally depreciated over a three- to five-year period using the straight-line method. The cost of furniture and equipment under capital leases is recorded at the lower of the present value of the minimum lease payments or the fair value of the asset and is amortized over the shorter of the term of the related lease or the estimated useful life of the asset. Leasehold improvements are depreciated over the remaining life of the lease.

                         RATIONAL SOFTWARE CORPORATION

  Advertising costs. The Company expenses advertising costs as incurred. Advertising costs totaled $889,000, $1,372,000 and $1,012,000 for the years ended March 31, 1994, 1995 and 1996, respectively.

  Reclassifications. Certain prior year amounts have been reclassified to conform with current year presentation.

  Recent pronouncements. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation," which established a fair-value-based method of accounting for stock-based compensation plans and requires additional disclosures for those companies who elect not to adopt the new method of accounting. The Company will be required to adopt FAS 123 in fiscal 1997. The Company's intention is to continue to account for employee stock awards in accordance with APB Opinion No. 25 and to adopt the disclosure only alternative described in FAS 123.

  In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires the Company to review for impairment of long-lived assets certain identifiable intangibles and goodwill related to those assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. In certain situations, an impairment loss would be recognized. FAS 121 will become effective for the Company's year ending March 31, 1997. The Company has studied the implications of FAS 121 and, based on its initial evaluation, does not expect its adoption to have a material impact on the Company's financial condition or results of operations.

  Common Stock. On July 23, 1996, the Company's Board of Directors approved a two-for-one stock split payable in the form of a stock dividend to stockholders of record as of August 27, 1996. The stock dividend was distributed to stockholders on September 10, 1996. All shares and per share information have been adjusted to reflect this change.

2. RISKS DUE TO CONCENTRATIONS.

  International sales. International sales currently account for approximately one-third of the Company's revenues, and the Company expects that international sales will continue to account for a significant portion of the Company's revenues in future periods. Any material adverse effect on the Company's international business would have a material adverse effect on the Company's financial statements. Also, the Company's international sales are generally denominated in foreign currencies. Losses on the conversion of foreign-denominated receivables into U.S. dollars may have a material adverse effect on the Company's financial statements.

3. MERGERS AND ACQUISITIONS.

  Objectory. In October 1995, the Company signed a definitive agreement to purchase all the outstanding stock of Objectory AB, a Swedish software development company, in exchange for 1,496,718 shares of common stock. The acquisition was accounted for using the purchase method, and, accordingly, the operating results of Objectory AB are included in the consolidated results of the Company from the date of acquisition. The consolidated balance sheets include the assets and liabilities of Objectory AB at March 31, 1996.

  The total purchase price was allocated as follows (in thousands):

     Property and equipment............................................ $   188
     Intangible assets.................................................   1,216
     Severance and facility closure accruals...........................    (312)
     Net liabilities assumed...........................................  (1,022)
     In-process research and development...............................   8,700
                                                                        -------
                                                                        $ 8,770
                                                                        =======

                         RATIONAL SOFTWARE CORPORATION

  Intangible assets include assembled workforce and customer base. The estimated average useful life of these assets is three years. Accumulated amortization of intangible assets totaled $281,000 at March 31, 1996. In-process research and development represents the present value of the estimated cash flow expected to be generated by the Objectory AB related technology, which at the acquisition date had not yet reached the point of technological feasibility and does not have an alternative future use. Therefore, in accordance with generally accepted accounting principles, the in-process research and development was written off and charged to operations during the quarter ended December 31, 1995.

  The following pro forma combined results of operations for the year ended March 31, 1996 are presented as if the acquisition had occurred at the beginning of the period. The charges associated with in-process research and development have not been reflected in the following pro forma summary as they are nonrecurring.

                                                               MARCH 31,
                                                       -------------------------
                                                           1995         1996
                                                       ------------ ------------
                                                       (UNAUDITED, IN THOUSANDS,
                                                        EXCEPT PER SHARE DATA)
     Net revenue...................................... $     80,112 $     95,763
     Net income....................................... $      3,011 $      3,401
     Net income per share............................. $        .12 $        .10

  The pro forma results of operations are not necessarily indicative of the actual results of operations that would have been obtained had the acquisition occurred at the beginning of the years presented, nor are they intended to be a projection of future results.

  Old Rational. On March 31, 1994, the Company merged with old Rational and acquired all of the common stock of old Rational in exchange for 14,349,572 shares of the Company's common stock. Old Rational developed, marketed and provided software products, technical consulting, and support services for software developers. The merger was accounted for as a pooling-of-interests, and, accordingly, the Company's Consolidated Financial Statements and Notes to Consolidated Financial Statements have been restated to include the results of old Rational for all periods presented.

  Separate results of operations for the periods prior to the merger are as follows:

                                                           MERGER-
                                                           RELATED,
                                  THE COMPANY OLD RATIONAL EXPENSES  COMBINED
                                  ----------- ------------ --------  --------
                                                (IN THOUSANDS)
   Year ended March 31, 1994
    (Old Rational as of December
    25, 1993)
   Net revenue..................    $20,963     $49,380    $    --   $ 70,343
   Net income (loss)............    $(4,780)    $   720    $(9,922)  $(13,982)

  The Consolidated Financial Statements for all prior periods include results of the Company's operations and balance sheets data on a March 31 fiscal year basis and old Rational's results on a December 25, 1993 basis. Old Rational's separate results for fiscal 1993 have not been restated to conform to the twelve months ended March 31, 1994. Old Rational's separate results of operations for the three months ended March 31, 1994, are not reflected in the Consolidated Statements of Operations. Unaudited revenue and net loss of old Rational for the three months ended March 31, 1994 were $7,799,000 and ($5,713,000), respectively.

                         RATIONAL SOFTWARE CORPORATION

4. DISCONTINUED OPERATIONS.

  On March 26, 1993, the Board of Directors approved the disposition of the operations of the secure-products business. This business was sold in January 1994 for $778,000 cash and a note for $215,000, which has been paid in full. The total loss from the disposal of the secure-products business was $662,000, of which $175,000 was recognized in fiscal 1994, with the balance accrued for in prior years. There were no revenues from discontinued operations during fiscal 1994.

5. RESTRUCTURING OF OPERATIONS.

  As part of the business combination with old Rational the Company incurred substantial merger and restructuring costs. Included in the accompanying Consolidated Statement of Operations for the year ended March 31, 1994, are merger-related expenses totaling $9,922,000 consisting primarily of charges of $3,321,000 incurred as a result of the closing of duplicate facilities, severance costs of $2,589,000, merger-related administrative costs of $2,254,000, and write-downs of $1,758,000 of capitalized software costs and other costs related to duplicate product lines. During the year ended March 31, 1995, the Company reversed $1,100,000 of the duplicate facilities charge as a result of greater-than-anticipated recoveries through subleasing. The accrual at March 31, 1996 represents remaining facilities lease obligations, net of anticipated sublease proceeds.

6. LONG-TERM DEBT AND CAPITAL OBLIGATIONS.

  In November 1989, the Company entered into a product development and loan agreement with International Business Machines Corporation (IBM) whereby the Company received interest-free loans of $8,700,000 to develop certain proprietary software products in which the Company retains full ownership rights. In exchange, the Company granted IBM distribution and marketing rights to the products under development, the right to evaluate all of the Company's technology for a period of five years, and an agreement to refrain from undertaking any other development that would impair its ability to perform under the agreement. The Company also provides consulting to IBM in certain technology areas. The Company has repaid a total of $8,212,000 through March 31, 1996.

  The Company leases certain equipment and furniture under capitalized lease obligations. The related obligations under capital leases represent the present value of future minimum lease payments. Assets capitalized under leases totaled $3,942,000 at March 31, 1995 and 1996. Accumulated amortization of these leased assets was $3,433,000 and $3,848,000 at March 31, 1995 and 1996, respectively. Long-term debt and capitalized lease obligations consist of the following at March 31:

                                                                1995     1996
                                                              --------  -------
                                                              (IN THOUSANDS)
   Long-term debt to IBM....................................  $  2,438  $  488
   Present value of capitalized lease obligation to related
    parties.................................................        81     --
   Lease obligation to others...............................       572     166
   Note payable to former shareholders......................       132     --
                                                              --------  ------
                                                                 3,223     654
   Less current portion of capitalized lease obligations and
    debt....................................................    (2,572)   (654)
                                                              --------  ------
   Due after one year.......................................  $    651  $  --
                                                              ========  ======

                         RATIONAL SOFTWARE CORPORATION

  The overall weighted average of the interest rates on capital leases approximated 8.2% at March 31, 1996. Future minimum payments at March 31, 1996 are as follows:

                                                           LONG-TERM    LEASE
                                                             DEBT    OBLIGATIONS
                                                           --------- -----------
                                                              (IN THOUSANDS)
   1997...................................................   $ 488      $172
                                                             -----      ----
   Total minimum payments.................................     488       172
   Amount representing interest...........................     --         (4)
                                                             -----      ----
                                                             $ 488      $168
                                                             =====      ====

7. COMMITMENTS AND CONTINGENCIES.

  Commitments. The Company leases its office space at all locations under operating leases. Rental expense for facilities was approximately $3,129,000, $1,970,000, $2,520,000, $1,093,000 and $1,355,000 in the years ended March 31,
1994, 1995, 1996, and for the six months ended September 30, 1995 and 1996, respectively. Future minimum rental payments, net of sublease income, at March 31, 1996 are as follows (in thousands):

     1997...............................................................   3,225
     1998...............................................................   3,148
     1999...............................................................   3,036
     2000...............................................................   2,386
     2001...............................................................   1,466
                                                                         -------
                                                                         $13,261
                                                                         =======

  As a result of the merger with old Rational on March 31, 1994, the Company relocated its corporate headquarters into the facility occupied by old Rational's corporate headquarters. At March 31, 1996, the Company has accrued $2,611,000 of estimated costs of future rent associated with the excess office space in both the Herndon and Santa Clara facilities as part of the merger-related expenses. Total future rents from sublease agreements are $919,000, $484,000, $345,000 and $115,000 in fiscal 1997, 1998, 1999 and 2000, respectively.

  Legal actions. On December 1, 1995, Interactive Development Environments ("IDE") filed an action against the Company in the San Francisco County Superior Court seeking monetary damages in excess of $3 million and other relief for the Company's alleged breach of an alleged contract, misrepresentation and related claims based on the Company's preliminary, non-binding merger discussions in 1995 with IDE. In March 1996, the court sustained the Company's demurrer to IDE's claim for specific performance of the alleged contract between the parties. In October 1996, IDE amended its complaint to add a claim for "Fraud--Non-Disclosure," in which it alleges that the Company was obligated to tell IDE of the Company's acquisition discussions regarding Objectory AB, and to lower the amount of damages claimed to $2 million. Trial on IDE's remaining claims is set for January 1997, although the parties have signed a stipulation extending the trial date to March 1997 and the Company anticipates the Court will so order. The Company believes IDE's complaints are without merit and intends to defend the case vigorously, although the Company makes no assurance that the Company will be successful in defending the action. There are no other material pending legal proceedings to which the Company is a party or to which any of the Company's property is subject.

                         RATIONAL SOFTWARE CORPORATION

8. INCOME TAXES.

  Pretax income (loss) from continuing operations is as follows at March 31:

                                                    1994     1995      1996
                                                  --------  -------  --------
                                                       (IN THOUSANDS)
   Domestic...................................... $(13,881) $ 4,826  $ (4,433)
   Foreign.......................................      478      258     1,440
                                                  --------  -------  --------
     Total....................................... $(13,403) $ 5,084  $ (2,993)
                                                  ========  =======  ========

  The Company received approximately $220,000, $200,000 and $1,600,000 of revenue from foreign sources in 1996, 1995 and 1994, respectively, that was subject to foreign royalty withholding tax.

  The provision for income taxes consists of the following at March 31:

                                                    1994     1995      1996
                                                  --------  -------  --------
                                                       (IN THOUSANDS)
   Current
     Federal..................................... $   (276) $   100  $     28
     State.......................................      (84)      70        52
     Foreign.....................................      286      236       948
                                                  --------  -------  --------
                                                       (74) $   406     1,028
   Deferred
     Federal.....................................      478      --        --
     State.......................................      --       --        --
                                                  --------  -------  --------
                                                       478      --        --
                                                  --------  -------  --------
       Total..................................... $    404  $   406  $  1,028
                                                  ========  =======  ========

  The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate as a result of the following differences at March 31:

                                                    1994     1995      1996
                                                  --------  -------  --------
                                                       (IN THOUSANDS)
   Income tax (benefit) at the federal statutory
    rate......................................... $ (4,691) $ 1,780  $ (1,048)
   Net operating loss carryforwards not utilized
    (utilized)...................................    4,253   (1,568)   (1,465)
   Nondeductible charges for acquired in-process
    research and development.....................      --       --      3,045
   State income taxes (benefit)..................      (55)      46        52
   Foreign taxes.................................      152      148       444
   Merger related costs..........................      745      --        --
                                                  --------  -------  --------
     Total....................................... $    404  $   406  $  1,028
                                                  ========  =======  ========

  For the six month periods ended September 30, 1995 and 1996, income taxes have been provided based upon estimated annualized effective tax rates of 8% and 15%, respectively, applied to the earnings for the period. The provision for income taxes reflect the tax benefits of utilizing net operating loss carryforwards offset by certain foreign and state taxes.

                         RATIONAL SOFTWARE CORPORATION

  Significant components of the Company's deferred tax assets are as follows at March 31:

                                                               1995      1996
                                                             --------  --------
                                                              (IN THOUSANDS)
   Deferred tax assets
     Net operating loss carryforwards....................... $ 13,045  $ 16,700
     Tax credit carryforwards...............................    2,778     3,131
     Inventory valuation accounts...........................    1,108       --
     Lease reserve..........................................    1,340     1,379
     Compensation accruals..................................      974     1,120
     Deprecation............................................    1,201     1,323
     Other..................................................    1,274     1,303
                                                             --------  --------
       Total deferred tax assets............................   21,720    24,956
       Valuation allowance for deferred tax assets..........  (21,595)  (24,956)
                                                             --------  --------
     Deferred tax assets....................................      125       --
     Deferred tax liabilities
       Computer software....................................      125       --
                                                             --------  --------
       Total deferred tax liabilities.......................      125       --
                                                             --------  --------
     Net deferred tax assets................................ $    --   $    --
                                                             ========  ========

  Under Statement of Financial Accounting Standards No. 109 (FAS 109), deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Based upon the weight of available evidence, which includes the Company's historical operating performance, the reported cumulative net loss for the prior three years, the anticipated net loss to be reported for the nine months ended December 31, 1996, and the uncertainties regarding future results of operations of the Company, the Company has provided a full valuation allowance against its net deferred tax assets as at this time it is more likely than not that the deferred tax assets will not be realized. The valuation allowance increased by $3,361,000 and $7,031,000 in 1996 and 1994, respectively, and decreased by $1,685,000 in 1995. Approximately $4,200,000 of the valuation allowance is attributable to stock options, the benefit of which will be credited to additional paid-in capital when realized.

  At March 31, 1996, the Company had net operating loss carryforwards for federal income tax purposes of approximately $47,400,000 that expire in 1997 through 2011. In addition, the Company had approximately $3,100,000 of tax credit carryforwards expiring in 1997 through 2010. As a result of the sale of common stock in June 1995, the Company incurred a change in stock ownership as defined under Section 382 of the Internal Revenue Code of 1986. Accordingly, approximately $34,000,000 of the Company's net operating loss carryforwards and all of the tax credit carryforwards will be subject to an annual limitation regarding their utilization against taxable income in future years. Such losses and credits will be available to offset the income tax liability attributable to annual taxable income of approximately $8,700,000. In addition, as a result of the merger with old Rational and provisions in the Internal Revenue Code, utilization of approximately $4,600,000 of net operating loss carryforwards are further limited to the future income of the Company.

9. STOCKHOLDERS' EQUITY.

  Common stock. On May 22, 1995, pursuant to approvals obtained from the Company's Board of Directors and stockholders, the Company effected a one-for-three reverse stock split. All share and per share information have been adjusted to reflect this change. In the same action, and pursuant to the same approvals, the Company increased the number of post-reverse-split shares of authorized common stock from 20,000,000 to 25,000,000 shares.

                         RATIONAL SOFTWARE CORPORATION

  During June 1995, the Company sold 5,758,000 shares of common stock in a public offering. Net proceeds from the sale were $29,945,000 after deducting underwriting discounts, commissions, and other related expenses.

  Stock options. The Company provides equity incentives to employees and directors by means of incentive stock options and nonstatutory options under its two 1983 Incentive Stock Option Plans, 1986 Stock Option Plan, Non-Employee Director Stock Option Plan, 1993 Stock Option Plan, and 1994 Stock Option Plan. Stock options generally vest over a period of four years. Under these plans, the Company may grant either nonstatutory or incentive stock options and the option price per share cannot be less than 85% of fair market value in the case of nonstatutory stock options, or 100% of fair market value in the case of incentive stock options, determined on the date the option is granted. Under these plans, the Company has reserved 5,186,950 shares for issuance at March 31, 1996. Options expire at various dates ranging from 5 to 10 years from the date of grant.

  On July 25, 1995, an amendment was approved during the annual meeting by the Company's stockholders that established a new formula for determining the size of director grants and that lengthened the vesting period of director grants. The compensation expense recognized during fiscal 1996 as a result of this change was $229,000.

  At September 30, 1996, options for 1,477,490 shares of common stock were exercisable at an aggregate exercise price of $4,703,623. Activity under all plans is summarized as follows:

                                                            SHARES UNDER
                                                        OUTSTANDING OPTIONS
                                    SHARES AVAILABLE ---------------------------
                                       FOR GRANT      OPTIONS    PRICE PER SHARE
                                    ---------------- ----------  ---------------
   Balance at March 31, 1993......      1,466,792     2,429,398    $2.07-$6.66
   Additional shares authorized...      3,333,332           --             --
   Expiration of plan.............       (869,398)          --             --
     Granted......................     (1,419,942)    1,419,942     3.95- 5.34
     Exercised....................            --       (138,970)    2.07- 4.46
     Canceled.....................        632,276      (632,276)    2.07- 6.66
   Net transactions of old Ratio-
    nal during the period from De-
    cember 26, 1993 to March 31,
    1994
    (see Note 3)..................       (325,454)     (189,398)    2.82- 3.29
                                       ----------    ----------    -----------
   Balance at March 31, 1994......      2,817,606     2,888,696     2.07- 6.57
     Granted......................     (2,416,126)    2,416,126     2.45- 5.25
     Exercised....................            --       (220,170)    2.16- 4.46
     Canceled.....................        333,492      (333,492)    2.25- 6.47
     Expired......................       (448,620)          --             --
                                       ----------    ----------    -----------
   Balance at March 31, 1995......        286,352     4,751,160     2.07- 6.57
   Additional shares authorized...      1,333,332           --             --
     Granted......................     (1,245,568)    1,245,568     2.54-18.47
     Exercised....................            --     (1,167,034)    2.07- 6.57
     Canceled.....................        156,122      (156,122)    2.54-11.19
     Expired......................        (16,860)          --             --
                                       ----------    ----------    -----------
   Balance at March 31, 1996......        513,358     4,673,572     2.07-18.47
   Additional shares authorized
    (unaudited)...................      2,000,000           --             --
     Granted (unaudited)..........     (1,152,379)    1,152,379    19.75-34.50
     Exercised (unaudited)........            --       (806,351)    2.07- 8.38
     Canceled (unaudited).........         60,716       (60,716)    2.54-31.06
     Expired (unaudited)..........        (38,979)          --             --
                                       ----------    ----------    -----------
   Balance at September 30, 1996
    (unaudited)...................      1,382,958     4,958,884     2.07-34.50
                                       ==========    ==========    ===========

                         RATIONAL SOFTWARE CORPORATION

  Employee stock purchase plan. The Company has an employee stock purchase plan under which substantially all employees may purchase common stock through payroll deductions at a price equal to 85% of the lower of the fair market values as of the beginning or end of the offering period. Stock purchases under the plan are limited to the lesser of 10% of an employee's compensation, $25,000 per year. At September 30, 1996, 519,000 shares had been issued under the Plan and shares totaling 481,000 were reserved for issuance.

10. MAJOR CUSTOMERS, RELATED PARTIES, AND INTERNATIONAL SALES.

  IBM divested its shares of the Company's outstanding stock during the secondary offering in the first quarter of fiscal 1996. IBM owned approximately 13% of the Company's outstanding stock at the end of 1994 and 1995 and accounted for 11% and 3% of the Company's revenue in 1994 and 1995, respectively. Sales to Lockheed Martin Corporation, which had a representative on the Board through September 1995, accounted for 1%, 2%, and 4% of the Company's revenue in 1994, 1995, and 1996, respectively.

  One customer accounted for approximately 10% of the Company's revenue in the six months ended September 30, 1996.

  The Company also derives revenue from the sale of its products to customers in international geographic areas, including Western Europe, the Asia/Pacific region, and Canada. Total revenue from international sales and related consulting and customer support was $21,493,000, $24,839,000, $33,242,000,
$15,995,000 and $19,986,000 for the years ended March 31, 1994, 1995 and 1996 and for the six months ended September 30, 1995 and 1996, respectively.

  Sales into Western Europe accounted for $10,141,000, $12,153,000, $23,396,000, $11,936,000 and $14,898,000 of total international revenue for the years ended March 31, 1994, 1995, 1996 and for the six months ended September 30, 1995 and 1996, respectively, with sales into Canada accounting for an additional $7,282,000, $7,012,000, $4,674,000, $1,453,000 and
$1,723,000 for the years ended March 31, 1994, 1995, 1996 and the six months ended September 30, 1995 and 1996, respectively.

11. EVENTS SUBSEQUENT TO REPORT OF INDEPENDENT AUDITORS.

  On July 23, 1996, the Company's Board of Directors approved a two-for-one stock split payable in the form of a stock dividend to stockholders of record as of August 27, 1996. All shares and per share information have been adjusted to reflect this change. On August 27, 1996 the Stockholders approved an increase in the authorized number of shares of common stock from 25,000,000 to 75,000,000. On September 10, 1996, the stock dividend was distributed to stockholders.

  On October 2, 1996, the Company purchased the Visual Test product from Microsoft Corporation. The purchase price consisted of a single $23,000,000 cash payment, which will be allocated to the fair value of the assets acquired, including in-process research and development. The company's earnings for the quarter ended December 31, 1996 will be reduced by an expected charge to operations for acquired in-process research and development expense of approximately $15,000,000 to $19,000,000. The charge to operations for acquired in-process research and development represents the present value of the estimated cash flow expected to be generated by Visual Test related technology, which at the acquisition date had not yet reached the point of technological feasibility and does not have an alternative future use. Rational plans to continue devoting effort to developing commercially viable products from the acquired in-process research and development. More specifically, Rational intends to exploit networked computing resources to accelerate the testing process.

                         RATIONAL SOFTWARE CORPORATION

  During October 1996, the Company sold 5,188,094 shares of common stock in a public offering. Net proceeds from the sales were approximately $186,000,000 after deducting underwriting discounts, commissions and other related expenses.

  On November 12, 1996, the Company and SQA, Inc., a provider of automated software quality testing tools, jointly announced a definitive merger agreement whereby all outstanding shares of SQA common stock will be exchanged for shares of the Company on the basis of 0.86 shares of the Company for each share of SQA. The transaction is expected to be accounted for as a pooling of interests and to qualify as a tax-free reorganization. The Company expects to recognize a one-time charge related to certain merger costs and related expenses in the fourth quarter of its fiscal 1997. Completion of the transaction is subject to customary conditions, including approval by the stockholders of the Company and SQA and HSR review. The merger is expected to close in the fourth quarter of fiscal 1997.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of SQA, Inc.

We have audited the accompanying consolidated balance sheets of SQA, Inc. (a Delaware corporation) and its subsidiary as of December 31, 1994 and 1995, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of SQA, Inc. and subsidiary as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Boston, Massachusetts
January 26, 1996

                                   SQA, INC.

                          CONSOLIDATED BALANCE SHEETS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                             DECEMBER 31,
                                            ----------------  SEPTEMBER 30,
                                             1994     1995        1996
                                            -------  -------  -------------
                                                                 (UNAUDITED)
                  ASSETS
                  ------
Current assets:
  Cash and cash equivalents................ $ 2,806  $36,444     $40,382
  Accounts receivable, less reserves of
   $92, $244 and $252 in 1994, 1995 and
   1996, respectively......................     915    2,635       4,572
  Prepaid expenses and other current
   assets..................................      59      476         909
                                            -------  -------     -------
    Total current assets...................   3,780   39,555      45,863
                                            -------  -------     -------
Property and equipment, net................     207      865       3,307
Other assets...............................      35       45         192
                                            -------  -------     -------
    Total assets........................... $ 4,022  $40,465     $49,362
                                            =======  =======     =======
   LIABILITIES AND STOCKHOLDERS' EQUITY
                 (DEFICIT)
   ------------------------------------
Current liabilities:
  Accounts payable......................... $   515  $   819     $ 1,307
  Accrued expenses.........................     920    1,646       1,808
  Deferred revenue.........................     737    2,279       2,679
                                            -------  -------     -------
    Total current liabilities..............   2,172    4,744       5,794
                                            -------  -------     -------
Commitments and contingencies (Note 9)
Redeemable convertible preferred stock
 (Note 4)..................................   7,896      --          --
                                            -------  -------     -------
Stockholders' equity (deficit):
  Common stock, $.01 par value--
   Authorized--18,000,000 shares; Issued
   and outstanding--129,014 shares,
   7,660,699 shares, and 8,041,189 shares
   in 1994, 1995 and 1996, respectively....       1       77          80
  Additional paid-in capital...............     294   41,554      46,102
  Accumulated deficit......................  (6,341)  (5,910)     (2,614)
                                            -------  -------     -------
    Total stockholders' equity (deficit)...  (6,046)  35,721      43,568
                                            -------  -------     -------
    Total liabilities and stockholders'
     equity (deficit)...................... $ 4,022  $40,465     $49,362
                                            =======  =======     =======


  The accompanying notes are an integral part of these consolidated financial statements.

                                   SQA, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            NINE MONTHS ENDED
                                YEARS ENDED DECEMBER 31,      SEPTEMBER 30,
                               ---------------------------- -------------------
                                 1993      1994      1995     1995      1996
                               --------  --------  -------- --------  ---------
                                                               (UNAUDITED)
Revenue:
  License fees...............  $  1,478  $  3,390  $  8,844 $  5,964  $  11,335
  Services...................       177     1,060     4,001    2,722      5,417
                               --------  --------  -------- --------  ---------
    Total revenue............     1,655     4,450    12,845    8,686     16,752
                               --------  --------  -------- --------  ---------
Cost of revenue:
  License fees...............       145       193       630      366        603
  Services...................       264       780     1,487    1,079      1,704
                               --------  --------  -------- --------  ---------
    Total cost of revenue....       409       973     2,117    1,445      2,307
                               --------  --------  -------- --------  ---------
  Gross profit...............     1,246     3,477    10,728    7,241     14,445
                               --------  --------  -------- --------  ---------
Operating expenses:
  Sales and marketing........     1,611     3,354     6,000    4,272      7,233
  Research and development...       750     1,727     2,366    1,742      2,956
  General and
   administrative............       584       897     2,179    1,539      1,936
                               --------  --------  -------- --------  ---------
    Total operating
     expenses................     2,945     5,978    10,545    7,553     12,125
                               --------  --------  -------- --------  ---------
Income (loss) from
 operations..................    (1,699)   (2,501)      183     (312)     2,320
Other income, net............        13        79       248      162      1,315
                               --------  --------  -------- --------  ---------
Income (loss) before
 provision for income taxes..    (1,686)   (2,422)      431     (150)     3,635
Provision for income taxes...       --        --        --       --         338
                               --------  --------  -------- --------  ---------
Net income (loss)............  $ (1,686) $ (2,422) $    431 $   (150) $   3,297
                               ========  ========  ======== ========  =========
Net income (loss) per share..            $  (0.46) $   0.07 $  (0.03) $    0.38
Shares used in computing net
 income (loss) per share.....               5,271     6,062    5,875      8,786


  The accompanying notes are an integral part of these consolidated financial statements.

                                   SQA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                             NINE MONTHS ENDED
                                YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                               ----------------------------  ------------------
                                 1993      1994      1995      1995      1996
                               --------  --------  --------  --------  --------
                                                                (UNAUDITED)
Cash flows from operating
 activities:
 Net income (loss)...........  $ (1,686) $ (2,422) $    431  $   (150) $  3,297
 Adjustments to reconcile net
  income (loss) to net cash
  flows (used in) provided by
  operating activities--
  Depreciation and
   amortization..............        49        59       138        84       320
  Interest on demand notes to
   shareholders..............        27       --        --        --        --
  Changes in assets and
   liabilities--
   Accounts receivable.......      (372)     (407)   (1,720)   (1,507)   (1,937)
   Prepaid expenses and other
    current assets...........       (60)       18      (417)     (217)     (433)
   Accounts payable..........       121       246       304       (49)      440
   Accrued expenses..........       204       571       726       706        70
   Deferred revenue..........       214       503     1,542     1,178       544
                               --------  --------  --------  --------  --------
    Net cash (used in)
     provided by operating
     activities..............    (1,503)   (1,432)    1,004        45     2,301
                               --------  --------  --------  --------  --------
Cash flows from investing
 activities:
 Purchases of property and
  equipment..................       (94)     (139)     (796)     (412)   (2,762)
 Decrease in other assets....        (4)       (1)      (10)       (8)     (147)
                               --------  --------  --------  --------  --------
    Net cash used in
     investing activities....       (98)     (140)     (806)     (420)   (2,909)
                               --------  --------  --------  --------  --------
Cash flows from financing
 activities:
 Proceeds from sale of
  redeemable convertible
  preferred stock, net of
  issuance costs.............     2,876     3,008     4,435     4,435       --
 Proceeds from sale of common
  stock in initial public
  offering, net of issuance
  costs......................                        28,952       --      4,372
 Proceeds from exercise of
  stock options..............       --        --         53        50       179
 Borrowings (payments) on
  capital lease obligations..        25        (8)      --          5        (5)
 Proceeds from sale/leaseback
  of equipment...............        53       --        --        --        --
 Payments on term note
  payable to a bank..........       (32)      (19)      --        --        --
                               --------  --------  --------  --------  --------
    Net cash provided by
     financing activities....     2,922     2,981    33,440     4,490     4,546
                               --------  --------  --------  --------  --------
Net increase in cash and cash
 equivalents.................     1,321     1,409    33,638     4,115     3,938
Cash and cash equivalents,
 beginning of period.........        76     1,397     2,806     2,806    36,444
                               --------  --------  --------  --------  --------
Cash and cash equivalents,
 end of period...............  $  1,397  $  2,806  $ 36,444  $  6,921  $ 40,382
                               ========  ========  ========  ========  ========
Supplemental disclosure of
 cash flow information:
 Cash paid for interest......  $     13  $      4  $      4  $      3  $      2
                               ========  ========  ========  ========  ========
Supplemental disclosure of
 noncash investing and
 financing activities:
 Conversion of Series A to
  Series A1 redeemable
  convertible preferred
  stock......................  $  1,021  $    --   $    --   $    --   $    --
                               ========  ========  ========  ========  ========
 Conversion of demand notes,
  accrued interest and
  warrants to redeemable
  convertible preferred
  stock......................  $    920  $    --   $    --   $    --   $    --
                               ========  ========  ========  ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                   SQA, INC.

     CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
                         STOCKHOLDERS' EQUITY (DEFICIT)

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                   STOCKHOLDERS' EQUITY (DEFICIT)
                                                                          -------------------------------------------------
                                                        REDEEMABLE
                                                        CONVERTIBLE
                                                      PREFERRED STOCK        COMMON STOCK
                                                    --------------------  ------------------
                                                                                             ADDITIONAL
                                                    NUMBER OF             NUMBER OF $.01 PAR  PAID-IN   ACCUMULATED
                                                      SHARES     AMOUNT    SHARES    VALUE    CAPITAL     DEFICIT    TOTAL
                                                    ----------  --------  --------- -------- ---------- ----------- -------
Balance, December 31, 1992.......................      242,990  $  1,021    127,997   $ 1     $   365     $(2,233)  $(1,867)
Issuance of Series A1 preferred stock............    2,872,579     2,095        --    --          (28)        --        (28)
Issuance of Series B preferred stock.............    1,605,505     1,750        --    --          (21)        --        (21)
Exercise of options..............................                                48   --          --          --        --
Net loss.........................................          --        --         --    --          --       (1,686)   (1,686)
                                                    ----------  --------  ---------   ---     -------     -------   -------
Balance, December 31, 1993.......................    4,721,074     4,866    128,045     1         316      (3,919)   (3,602)
Issuance of Series C preferred stock.............    2,525,000     3,030        --    --          (22)        --        (22)
Exercise of options..............................          --        --         969   --          --          --        --
Net loss.........................................          --        --         --    --          --       (2,422)   (2,422)
                                                    ----------  --------  ---------   ---     -------     -------   -------
Balance, December 31, 1994.......................    7,246,074     7,896    129,014     1         294      (6,341)   (6,046)
Issuance of Series D preferred stock.............    1,620,000     4,455        --    --          (20)        --        (20)
Issuance of common stock in initial public
 offering, net of issuance costs of $808.........          --        --   2,000,000    20      28,932         --     28,952
Conversion of preferred stock to common stock....   (8,866,074)  (12,351) 5,319,634    53      12,298         --     12,351
Exercise of stock options........................          --        --     212,051     3          50         --         53
Net income.......................................          --        --         --    --          --          431       431
                                                    ----------  --------  ---------   ---     -------     -------   -------
Balance, December 31, 1995.......................          --        --   7,660,699    77      41,554      (5,910)   35,721
Issuance of common stock in initial public
 offering, net of issuance costs of $64
 (unaudited).....................................          --        --     300,000     3       4,369         --      4,372
Exercise of stock options (unaudited)............          --        --      80,490   --          179         --        179
Net income (unaudited)...........................          --        --         --    --          --        3,296     3,296
                                                    ----------  --------  ---------   ---     -------     -------   -------
Balance, September 30, 1996 (unaudited)..........          --   $     --  8,041,189   $80     $46,102     $(2,614)  $43,568
--------------------------------------------------
                                                    ==========  ========  =========   ===     =======     =======   =======


  The accompanying notes are an integral part of these consolidated financial statements.

                                      SQA

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) THE COMPANY

  SQA, Inc. (the Company) develops and markets integrated software products for the automated testing and quality management of Windows-based clint/server applications. The Company also provides a comprehensive range of customer support services, including training, support and on-site consulting. The Company sells its products to companies (end users), that develop customized software applications using standardized development software provided by others, and to distributors, which remarket the Company's products to end users. The Company's revenue is derived from license fees for use of its software products by end users and from services provided to end users.

  The Company was incorporated as Software Quality Automation, Inc. under the laws of the State of Delaware in March 1990. The name of the Company was changed to SQA, Inc. in April 1995.

(2) SIGNIFICANT ACCOUNTING POLICIES

  The accompanying consolidated financial statements reflect the application of certain significant accounting policies, as discussed below and elsewhere in the notes to consolidated financial statements. The preparation of these consolidated financial statements in confirmity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (a) Basis of Presentation

  The accompanying consolidated financial statements include the accounts of SQA, Inc. and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated.

  On October 23, 1995, the Board of Directors approved a three-for-five reverse stock split of the common stock of the Company. All shares of common stock and common share equivalents and the per share amounts have been restated to reflect the reverse stock split.

 (b) Interim Financial Information

  The consolidated financial statements for the nine months ended September 30, 1996 are unaudited but include all adjustments (consisting of normal recurring entries) which the Company considers necessary for the fair presentation. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for any future periods.

 (c) Revenue Recognition

  The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 91-1, Software Revenue Recognition. Software license fees are recognized upon shipment to the customer if collection is probable and remaining Company obligations are insignificant. The Company provides for potential product returns and allowances at the time of shipment. Historically, product returns and allowances have been immaterial. Training and consulting revenue is recognized as services are performed. Revenue for maintenance is recognized ratably over the term of the support period. Unrecognized amounts are recorded as deferred revenue in the accompanying consolidated balance sheets.

 (d) Short-term Investments

  The Company accounts for its investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities effective January 1, 1994. SFAS No. 115 established the accounting and reporting requirements for investments in equity securities that

                                   SQA, INC.

have readily determinable fair values and for all investments in debt securities. SFAS No. 115 requires that all affected investments be classified as held-to-maturity, trading or available-for-sale. Accordingly, the Company's investments are classified as held-to-maturity and are recorded at amortized cost. The adoption of SFAS No. 115 had no material impact on the Company's financial position.

 (e) Cash and Cash Equivalents

  The Company classifies all highly liquid investments with original maturities at purchase of three months or less as cash equivalents.

 (f) Depreciation and Amortization

  The Company provides for depreciation and amortization, using the straight-line method, by charges to operations in amounts estimated to allocate the cost of property and equipment over their estimated useful lives as follows:

                                                               ESTIMATED
                                                                USE LIFE
                                                               ---------
     Computer equipment and related software........... 3-5 Years
     Furniture and fixtures............................ 5 Years
     Leasehold improvements............................ Life of lease
     Office equipment.................................. 5 Years
     Equipment under capital lease..................... Shorter of lease term or estimated useful life

 (g) Research and Development Expenses for Software Products

  In accordance with SFAS No. 86, Accounting for the Costs of Computer Software To Be Sold, Leased or Otherwise Marketed, the Company will capitalize software development costs incurred after technological feasibility of the software development projects is established and the realizability of such capitalized costs through future operations is expected if such costs become material. To date, all of the Company's costs for research and development of software products have been charged to operations are incurred, as the amount of software development costs incurred subsequent to the completion of a working model, which is the Company's basis for determining technological feasibility, has been immaterial.

 (h) Postretirement Benefits

  The Company has no obligations for postretirement benefits.

 (i) Concentration of Credit Risk

  SFAS No. 105, Disclosure of Information About Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk, requires disclosure of any significant off-balance-sheet and credit risk concentrations. Financial instruments, which potentially subject the Company to concentrations of credit risk, are principally cash and cash equivalents and accounts receivable. The Company places its investments in highly rated institutions. Concentration of credit risk with respect to accounts receivable is limited to certain customers (end users and distributors) to whom the Company makes substantial sales. To reduce risk, the Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited. The Company maintains an allowance for potential credit losses but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

                                   SQA, INC.

 (j) Net Income (Loss) per Common Share

  Net income (loss) per common and common equivalent share is computed using the pro forma weighted average number of common and dilutive common equivalent shares outstanding during each period, assuming conversion of all classes of Redeemable Convertible Preferred Stock into common stock. Stock issued after October 15, 1994 and common stock issuable pursuant to stock options granted after October 15, 1994 have been reflected as outstanding for all periods presented, before the Company's initial public offering of common stock (see
Note 4), using the treasury stock method required by the Securities and Exchange Commission. Other shares of stock issuable pursuant to stock options have been included where their effect is dilutive. Fully diluted earnings per common share are not presented, as they are not materially different from primary earnings per share. Net income (loss) per common and common equivalent share has not been presented for the year ended December 31, 1993. SEC rules require that all stock issued after October 15, 1994 and stock issued pursuant to stock options granted after October 15, 1994 be reflected as outstanding as of the year ended December 31, 1993. Because the number of shares and options outstanding increased substantially in subsequent years, the information which would result from the required calculation is not considered to be relevant or meaningful.

(3) PROPERTY AND EQUIPMENT

  Property and equipment is stated at cost, less accumulated depreciation and amortization. Property and equipment consists of the following:

                                                            DECEMBER 31,
                                                            -------------
                                                            1994    1995
                                                            -----  ------
                                                             (IN THOUSANDS)
   Computer equipment and related software................. $ 248  $  956
   Furniture and fixtures..................................    24      83
   Leasehold improvements..................................    11      19
   Office equipment........................................    29      44
   Equipment under capital lease...........................    31      37
                                                            -----  ------
                                                              343   1,139
   Accumulated depreciation and amortization...............  (136)   (274)
                                                            -----  ------
                                                            $ 207  $  865
                                                            =====  ======

(4) REDEEMABLE CONVERTIBLE PREFERRED STOCK

  Redeemable convertible preferred stock consists of the following:

                                                              DECEMBER 31,
                                                              --------------
                                                               1994   1995
                                                              ------- ------
                                                               (IN THOUSANDS)
   Series A1, $.01 par value--
     Authorized--3,115,569 shares; Issued and outstanding--
      3,115,569 shares ($3,115,569 preference in liquidation
      at December 31, 1994).................................  $ 3,116  --
   Series B, $.01 par value--
     Authorized--1,651,926 shares; Issued and outstanding--
      1,605,505 shares ($1,992,938 preference in liquidation
      at December 31, 1994).................................    1,750  --
   Series C, $.01 par value--
     Authorized--2,525,000 shares; Issued and outstanding--
      2,525,000 shares ($3,210,804 preference in liquidation
      at December 31, 1994).................................    3,030  --
                                                              ------- ----
                                                              $ 7,896  $
                                                              ======= ====

                                   SQA, INC.

  Upon the closing of the Company's initial public offering, all outstanding shares of the Redeemable Convertible Preferred Stock were converted into 5,319,634 shares of common stock.

(5) STOCKHOLDERS' EQUITY (DEFICIT)

 (b) Initial Public Offering

  In December 1995, the Company sold, through an underwritten public offering, 2,000,000 shares of its common stock at $16 per share. In January 1996, an additional 300,000 shares were sold, also at $16 per share, pursuant to an underwriters over-allotment provision.

 (b) Stock Option Plan

  During 1990, the Board of Directors approved the 1990 Incentive and Nonqualified Stock Option Plan (the 1990 Plan), which provided for the issuance of incentive stock options (ISOs) and nonqualified stock options. In October 1995, the Board of Directors and stockholders approved the 1995 Stock Plan (the 1995 Plan) and the 1995 Non-employee Director Stock Option Plan (the 1995 Director Plan) under which the Board of Directors may grant up to an aggregate of 720,000 stock options to purchase shares of common stock. As a result of the adoption of the 1995 Plan, no additional options may be granted pursuant to the 1990 Plan. The exercise price of each ISO may not be less than 100% of the fair market value of the Common Stock at the date of grant. The Company may grant ISOs to eligible employees and directors. Nonqualified stock options may be granted to any employee, officer, director or consultant of the Company. The exercise price of each nonqualified stock option is determined by the Board of Directors. To date, all stock options have been granted with exercise prices equal to the fair market value of the Company's Common Stock at the time of grant. Stock options are exercisable over a 48-month period, commencing one year after the date of grant, at varying vesting rates and expire 10 years from the date of grant.

  Activity under these plans for the three years ended December 31, 1995 and the nine months ended September 30, 1996 is summarized as follows:

                                                        NUMBER
                                                      OF OPTIONS  EXERCISE PRICE
                                                      ----------  --------------
     Outstanding at December 31, 1992................    30,750   $         .83
       Granted.......................................   404,095             .25
       Exercised.....................................       (48)            .83
       Canceled......................................   (32,214)     .25-   .83
                                                      ---------   -------------
     Outstanding at December 31, 1993................   402,583             .25
       Granted.......................................   357,270             .25
       Exercised.....................................      (969)            .25
       Canceled......................................    (5,331)            .25
                                                      ---------   -------------
     Outstanding at December 31, 1994................   753,553             .25
       Granted.......................................   504,490      .25- 17.75
       Exercised.....................................  (212,051)            .25
       Canceled......................................  (103,317)            .25
                                                      ---------   -------------
     Outstanding at December 31, 1995................   942,675      .25- 17.75
       Granted.......................................   463,980    19.63- 32.75
       Exercised.....................................    73,592      .25- 11.67
       Canceled......................................    38,161      .25- 29.50
                                                      ---------   -------------
     Outstanding at September 30, 1996............... 1,294,902   $  .25-$32.75
                                                      =========   =============
     Exercisable at September 30, 1996...............   195,902   $  .25-$11.67
                                                      =========   =============

                                   SQA, INC.

  Shares issued in connection with the 1990 Plan are subject to a stock restriction agreement, whereby if the holder of shares purchased under the 1990 Plan has an offer to sell any or all shares, the Company has the right to purchase these shares at the lower of the fair market value of the shares, as determined by the Board of Directors, or the price of the offer. These restrictions expire on the closing of the Company's initial public offering.

 (c) Stock Purchase Plan

  In October 1995, the Company established the 1995 Employee Stock Purchase Plan, which allows substantially all employees to purchase up to an aggregate of 285,000 shares of the Company's Common Stock. Semiannually, on January 1, and July 1, employees can purchase shares of Common Stock at the lesser of 85% of the fair market value price on the first or last day of the Plan period. During the nine months ended September 30, 1996, 6,898 shares were issued under the plan at $17.00 per share. There were no shares issued under the plan prior to 1996.

(6) WARRANTS

  During 1993, in connection with the Company's operating lease arrangement, the Company granted warrants to purchase 46,421 shares of Series B convertible preferred stock at an exercise price of $1.09 per share. The warrants become exercisable on the grant date and expire in 2000. As of September 30, 1996, no warrants have been exercised.

(7) EMPLOYEE BENEFIT PLAN

  The Company maintains an employee benefit plan under Section 401(k) of the Internal Revenue Code. The plan is available to all employees who have completed two months of service with the Company and who are at least 21 year of age. The plan allows for employees to make contributions up to a specified percentage of their compensation. Under the plan, the Company is required to match 20% of the employees' contributions up to a maximum annual match of 5% of each employee's salary. The Company contributed $13,000, $25,000, $41,000 and $45,000 during the years ended December 31, 1993, 1994, and 1995 and the nine months ended September 30, 1996, respectively.

(8) INCOME TAXES

  The Company follows the provisions of SFAS No. 109, Accounting for Income Taxes, whereby a deferred tax liability is measured by the enacted tax rates that would be in effect when any differences between the financial statement basis and tax basis of assets reverse. The deferred tax liability can be reduced by net operating losses being carried forward for tax purposes.

  As of September 30, 1996, the Company has available net operating loss carryforwards of approximately $3,823,000 and research and development credit carryforwards of approximately $270,000 to reduce future federal and state income taxes, if any. These carryforwards expire through 2100 and are subject to review and possible adjustment by the Internal Revenue Service.

  The Tax Reform Act of 1986 contains provisions that may limit the amount of net operating loss and credit carryforwards that the Company may utilize in any one year in the event of certain cumulative changes in ownership over a three-year period in excess of 50%, as defined.

                                   SQA, INC.

  The approximate income tax effect of each type of temporary difference and carryforward is as follows:

                                                            DECEMBER 31,
                                                           ----------------
                                                            1994     1995
                                                           -------  -------
                                                             (IN THOUSANDS)
      Net operating loss carryforwards.................... $ 2,055  $ 1,624
      Research and development credit carryforwards.......     130      361
      Nondeductible reserves and accruals.................      84      310
      Other temporary differences.........................     (17)      (9)
                                                           -------  -------
                                                           $ 2,252  $ 2,286
      Valuation allowance.................................  (2,252)  (2,016)
                                                           -------  -------
      Net deferred tax asset.............................. $   --   $   270
                                                           =======  =======

  The Company cannot recognize a deferred tax asset for the future benefit of its net operating loss and tax credit carryforwards unless it concludes that it is "more likely than not" that the deferred tax assets will be realized.

  As of December 31, 1995, the Company had established a full valuation allowance against its deferred tax asset due to the Company's belief that at that time it was more likely than not that the Company would not earn sufficient taxable income in future periods to recognize the benefit of its deferred tax asset. However, during 1996, the Company recognized a portion of its deferred tax asset based on the Company's expected 1996 taxable income level. SQA will continue to evaluate its operations to determine the extent to which its deferred tax asset should be recognized.

(9) COMMITMENTS AND CONTINGENCIES

  The Company leases office facilities and equipment under operating leases expiring at various dates through 2000.

  At September 30, 1996, minimum future rental payments due under these leases are as follows:

           YEAR-ENDED                            AMOUNT
           ----------                        --------------
                                             (IN THOUSANDS)
           1996.............................     $  134
           1997.............................        899
           1998.............................        810
           1999.............................        809
           2000.............................        471
                                                 ------
                                                 $3,123
                                                 ======

  Aggregate rental expense under operating leases was approximately $58,000, $220,000, $451,000 and $646,000 during the years ended December 31, 1993,
1994, and 1995 and the nine months ended September 30, respectively.

                                   SQA, INC.

(10) GEOGRAPHIC INFORMATION

  The percentage of total revenue is as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                     ------------------------
                                                         1994          1995
                                                     ------------  ------------
     United States..................................         76.7%         77.6%
     Europe.........................................         15.2%         12.4%
     Other..........................................          8.1%         10.0%
                                                     ------------  ------------
                                                              100%          100%
                                                     ============  ============

(11) ACCRUED EXPENSES

  Accrued expenses consist of the following:

                                                                  DECEMBER 31,
                                                                  -------------
                                                                  1994   1995
                                                                  -------------
                                                                       (IN
                                                                   THOUSANDS)
     Accrued sales returns....................................... $ 130 $   131
     Accrued commissions.........................................   183     216
     Accrued bonuses.............................................   123     267
     Other accruals..............................................   484   1,032
                                                                  ----- -------
                                                                  $ 920 $ 1,646
                                                                  ===== =======

(12) ALLOWANCE FOR DOUBTFUL ACCOUNTS

  A summary of the allowance for doubtful accounts activity is as follows:

                                                                  NINE MONTHS
                                     YEARS ENDED DECEMBER 31,        ENDED
                                     --------------------------  SEPTEMBER 30,
                                         1994          1995          1996
                                     ------------  ------------  -------------
                                          (IN THOUSANDS)
     Balance, beginning of period...         $21           $ 92      $244
     Amounts, charged to expense....          72            181        50
     Amounts written off............          (1)           (29)      (62)
                                     -----------   ------------      ----
     Balance, end of period.........         $92           $244      $252
                                     ===========   ============      ====

(13) SUBSEQUENT EVENT

  On November 12, 1996, the Company and Rational Software Corporation of Santa Clara, California (Rational) announced a definitive merger agreement. Under the terms of the merger agreement, all outstanding shares of the Company's common stock will be exchanged for shares of Rational on the basis of 0.86 shares of Rational for each share of the Company. The transaction is expected to be accounted for as a pooling of interest and to qualify as a tax-free reorganization. There can be no assurances that the merger will be completed as scheduled, or at all, or that the Company and Rational will be able to successfully integrate.

                                                                         ANNEX A






--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             AGREEMENT AND PLAN OF

                                 REORGANIZATION

                                  BY AND AMONG

                         RATIONAL SOFTWARE CORPORATION,

                        SUNSHINE ACQUISITION CORPORATION

                                 AND SQA, INC.

                               November 12, 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
 ARTICLE I   -- THE MERGER..............................................   A-5
    1.1      The Merger.................................................   A-5
    1.2      Closing: Effective Time....................................   A-5
    1.3      Effect of the Merger.......................................   A-6
    1.4      Certificate of Incorporation: Bylaws.......................   A-6
    1.5      Directors and Officers.....................................   A-6
    1.6      Effect on Capital Stock....................................   A-6
    1.7      Dissenting Shares..........................................   A-7
    1.8      Surrender of Certificates..................................   A-7
    1.9      No Further Ownership Rights in Target Common Stock.........   A-8
    1.10     Lost, Stolen or Destroyed Certificates.....................   A-8
    1.11     Tax and Accounting Consequences............................   A-9
    1.12     Taking of Necessary Action; Further Action.................   A-9
 ARTICLE II  -- REPRESENTATIONS AND WARRANTIES OF TARGET................   A-9
    2.1      Organization; Standing and Power...........................   A-9
    2.2      Capital Structure..........................................  A-10
    2.3      Authority..................................................  A-11
    2.4      SEC Documents: Financial Statements........................  A-11
    2.5      Absence of Certain Changes.................................  A-12
    2.6      Absence of Undisclosed Liabilities.........................  A-12
    2.7      Litigation.................................................  A-13
    2.8      Restrictions on Business Activities........................  A-13
    2.9      Compliance; Governmental Authorization.....................  A-13
    2.10     Title to Property..........................................  A-13
    2.11     Intellectual Property......................................  A-13
    2.12     Environmental Matters......................................  A-14
    2.13     Taxes......................................................  A-15
    2.14     Employee Benefit Plans.....................................  A-16
    2.15     Certain Agreements Affected by the Merger..................  A-17
    2.16     Employee Matters...........................................  A-17
    2.17     Interested Party Transactions..............................  A-18
    2.18     Insurance..................................................  A-18
    2.19     Compliance With Laws.......................................  A-18
    2.20     Pooling of interests.......................................  A-18
    2.21     Brokers' and Finders' Fees.................................  A-18
    2.22     Registration Statement; Proxy Statement/Prospectus.........  A-18
    2.23     Opinion of Financial Advisor...............................  A-19
    2.24     Vote Required..............................................  A-19
    2.25     Board Approval.............................................  A-19
    2.26     Section 203 of the DGCL Not Applicable.....................  A-19
    2.27     Minute Books...............................................  A-19
    2.28     Representations Complete...................................  A-19
 ARTICLE III -- REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER
             SUB........................................................  A-19
    3.1      Organization, Standing and Power...........................  A-19
    3.2      Capital Structure..........................................  A-20
    3.3      Authority..................................................  A-20

                                                                          PAGE
                                                                          ----
    3.4     SEC Documents: Financial Statements.........................  A-21
    3.5     Absence of Certain Changes..................................  A-22
    3.6     Absence of Undisclosed Liabilities..........................  A-22
    3.7     Litigation..................................................  A-22
    3.8     Restrictions on Business Activities.........................  A-22
    3.9     Governmental Authorization..................................  A-22
    3.10    Compliance With Laws........................................  A-22
    3.11    Pooling of Interests........................................  A-23
    3.12    Broker's and Finders' Fees..................................  A-23
    3.13    Registration Statement: Proxy Statement/Prospectus..........  A-23
    3.14    Board Approval..............................................  A-23
    3.15    Opinion of Financial Advisor................................  A-23
    3.16    Intellectual Property.......................................  A-23
    3.17    Taxes.......................................................  A-24
    3.18    Representations Complete....................................  A-25

 ARTICLE IV -- CONDUCT PRIOR TO THE EFFECTIVE TIME......................  A-25

    4.1     Conduct of Business of Target and Acquiror..................  A-25
    4.2     Conduct of Business of Target...............................  A-26
    4.3     Solicitation................................................  A-27

 ARTICLE V  -- ADDITIONAL AGREEMENTS....................................  A-28

    5.1     Proxy Statement/Prospectus; Registration Statement..........  A-28
    5.2     Meeting of Stockholders.....................................  A-29
    5.3     Access to Information.......................................  A-29
    5.4     Confidentiality.............................................  A-30
    5.5     Public Disclosure...........................................  A-30
    5.6     Consents; Cooperation.......................................  A-30
    5.7     Pooling Accounting..........................................  A-31
    5.8     Affiliate Agreements........................................  A-31
    5.9     Legal Requirements..........................................  A-31
    5.10    Blue Sky Laws...............................................  A-31
    5.11    Employee Benefit Plans......................................  A-32
    5.12    [Intentionally left blank]..................................  A-32
    5.13    Form S-8....................................................  A-32
    5.14    Indemnification.............................................  A-33
    5.15    Option Agreement............................................  A-34
    5.16    Listing of Additional Shares................................  A-34
    5.17    Nasdaq Quotation............................................  A-34
    5.18    Pooling Letters.............................................  A-34
    5.19    Participation Agreement.....................................  A-34
    5.20    Employment and Noncompetition Agreements....................  A-34
    5.21    Amendment to Registration Rights............................  A-34
    5.22    FIRPTA......................................................  A-34
    5.23    Best Efforts and Further Assurances.........................  A-34

 ARTICLE VI -- CONDITIONS TO THE MERGER.................................  A-35

            Conditions to Obligations of Each Party to Effect the
    6.1     Merger......................................................  A-35
    6.2     Additional Conditions to Obligations of Target..............  A-36
            Additional Conditions to the Obligations of Acquiror and
    6.3     Merger Sub..................................................  A-36

                                                                           PAGE
                                                                           ----
 ARTICLE VII  -- TERMINATION, AMENDMENT AND WAIVER.......................  A-37
    7.1       Termination................................................  A-37
    7.2       Effect of Termination......................................  A-38
    7.3       Expenses and Termination Fees..............................  A-39
    7.4       Amendment..................................................  A-40
    7.5       Extension; Waiver..........................................  A-40
 ARTICLE VIII -- GENERAL PROVISIONS......................................  A-40
    8.1       Non-Survival at Effective Time.............................  A-40
    8.2       Notices....................................................  A-40
    8.3       Interpretation.............................................  A-41
    8.4       Counterparts...............................................  A-41
    8.5       Entire Agreement; Nonassignability; Parties in Interest....  A-41
    8.6       Severability...............................................  A-41
    8.7       Remedies Cumulative........................................  A-42
    8.8       Governing Law..............................................  A-42
    8.9       Rules of Construction......................................  A-42
 Rational Disclosure Letter
 Target Disclosure Letter
 EXHIBIT A    Form of Certificate of Merger
 EXHIBIT B-1  Form of Target Affiliate Agreement
 EXHIBIT B-2  Form of Rational Affiliate Agreement
 EXHIBIT C    Option Agreement
 EXHIBIT D    Participation Agreement
 EXHIBIT E-1  Form of Employment and Noncompetition Agreement
 EXHIBIT E-2  Form of Employment and Noncompetition Agreement
 EXHIBIT F    Form of Opinion of Wilson, Sonsini, Goodrich & Rosati
 EXHIBIT G    Form of Opinion of Testa, Hurwitz & Thibeault, LLP

                     AGREEMENT AND PLAN OF REORGANIZATION

  This AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of November 12, 1996, by and among Rational Software Corporation, a Delaware corporation ("Acquiror"), Sunshine Acquisition Corporation, a Delaware corporation ("Merger Sub") and wholly owned subsidiary of Acquiror, and SQA, Inc., a Delaware corporation ("Target").

                                   RECITALS

  A. The Boards of Directors of Target, Acquiror and Merger Sub believe it is in the best interests of their respective companies and the stockholders of their respective companies that Target and Merger Sub combine into a single company through the statutory merger of Merger Sub with and into Target (the "Merger") and, in furtherance thereof, have approved the Merger.

  B. Pursuant to the Merger, among other things, the outstanding shares of Target Common Stock, $.01 par value ("Target Common Stock"), shall be converted into shares of Acquiror Common Stock, no par value ("Acquiror Common Stock"), at the rate set forth herein.

  C. Target, Acquiror and Merger Sub desire to make certain representations and warranties and other agreements in connection with the Merger.

  D. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and to cause the Merger to qualify as a reorganization under the provisions of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.

  E. The parties intend to cause the Merger to be accounted for as a pooling of interests pursuant to APB Opinion No. 16.

  F. Concurrent with the execution of this Agreement and as an inducement to Acquiror and Merger Sub to enter into this Agreement, (a) Target and Acquiror have entered into a stock option agreement dated the date hereof (the "Option Agreement") providing for the purchase by Acquiror of newly-issued shares of Target's Common Stock, and (b) certain of the affiliates of Target who are stockholders, officers or directors have on the date hereof entered into an agreement to vote the shares of Target's Common Stock owned by such person to approve the Merger and against any competing proposals.

  NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, the parties agree as follows:

                                   ARTICLE I

                                  THE MERGER

  1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement, the Certificate of Merger attached hereto as Exhibit A (the "Certificate of Merger") and the applicable provisions of the Delaware General Corporation Law ("Delaware Law"), Merger Sub shall be merged with and into Target, the separate corporate existence of Merger Sub shall cease and Target shall continue as the surviving corporation. Target as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

  1.2 Closing: Effective Time. The closing of the transactions contemplated hereby (the "Closing") shall take place as soon as practicable after the satisfaction or waiver of each of the conditions set forth in Article VI hereof or at such other time as the parties hereto agree (the "Closing Date"). The Closing shall take place at the offices of Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, California, or at such other location as the parties hereto agree. In connection with the Closing, the parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Delaware and with the Recorder of the County in which the registered office of each of Target and Merger Sub is located, in accordance with the relevant provisions of Delaware Law (the time of such filing being the "Effective Time").

  1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Target and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Target and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

  1.4 Certificate of Incorporation: Bylaws.

    (a) At the Effective Time, the Certificate of Incorporation of Target, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is SQA Holdings, Inc.."

    (b) The Bylaws of Target, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended.

  1.5 Directors and Officers. At the Effective Time, the directors and officers of the Surviving Corporation shall be the directors and officers, respectively, of Merger Sub, until their respective successors are duly elected or appointed and qualified.

  1.6 Effect on Capital Stock. By virtue of the Merger and without any action on the part of Merger Sub, Target or the holders of any of the following securities:

    (a) Conversion of Target Common Stock. At the Effective Time, each share of Target Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Target Common Stock to be canceled pursuant to Section 1.6(b)) will be canceled and extinguished and be converted automatically into the right to receive 0.86 shares of Acquiror Common Stock (the "Exchange Ratio").

    (b) Cancellation of Target Common Stock Owned by Acquiror or Target. At the Effective Time, all shares of Target Common that are owned by Stock Target as treasury stock and each share of Target Common Stock owned by Acquiror or any direct or indirect wholly owned subsidiary of Acquiror or of Target immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

    (c) Target Stock Option Plans. At the Effective Time, all options to purchase Target Common Stock then outstanding under the Target 1990 Incentive and Nonqualified Stock Option Plan, the 1995 Stock Plan and the 1995 Non-Employee Director Stock Option Plan (collectively, the "Target Stock Option Plans") shall be assumed by Acquiror in accordance with
  Section 5.11. At the Effective Time, in accordance with the terms of Target's 1995 Employee Stock Purchase Plan (the "Target ESPP"), all rights to purchase shares of Target Common Stock under the Target ESPP shall be converted into rights to purchase a number of shares of Acquiror Common Stock as provided in the Target ESPP (based on the Exchange Ratio), all such rights shall be assumed by Acquiror, and the offering period in effect under the Target ESPP immediately prior to the Effective Time shall not be terminated early. At the Effective Time, each warrant to purchase Target Common Stock shall be converted into warrants to purchase a number of shares of Acquiror Common Stock, based on the Exchange Ratio.

    (d) Capital Stock of Merger Sub. At the Effective Time, each share of Common Stock, $.001 par value, of Merger Sub ("Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, $.001 par value, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

    (e) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Acquiror Common Stock or Target Common Stock), reorganization, recapitalization or other like change with respect to Acquiror Common Stock or Target Common Stock occurring after the date hereof and prior to the Effective Time.

    (f) Fractional Shares. No fraction of a share of Acquiror Common Stock will be issued, but in lieu thereof each holder of shares of Target Common Stock who would otherwise be entitled to a fraction of a share of Acquiror Common Stock (after aggregating all fractional shares of Acquiror Common Stock to be received by such holder) shall receive from Acquiror an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average of the closing prices of a share of Acquiror Common Stock for the ten most recent days that Acquiror Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market.

  1.7 Dissenting Shares.

    (a) The shares of any holder of Target Common Stock who has demanded and perfected appraisal rights for such shares in accordance with Delaware Law and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal rights ("Dissenting Shares"), shall not be converted into or represent a right to receive Acquiror Common Stock pursuant to Section 1.6, but the holder thereof shall only be entitled to such rights as are granted by Delaware Law.

    (b) Notwithstanding the foregoing, if any holder of shares of Target Common Stock who demands appraisal of such shares under Delaware Law shall effectively withdraw the rights to appraisal, then, as of the later of the Effective Time and the occurrence of such event, such holder's shares shall automatically be converted into and represent only the right to receive Acquiror Common Stock, without interest thereon, upon surrender of the certificate representing such shares.

    (c) Target shall give Acquiror (i) prompt notice of any written demands for appraisal of any shares of Target Common Stock, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by Target which relate to any such demand for appraisal and (ii) the opportunity to participate in all negotiations and proceedings which take place prior to the Effective Time with respect to demands for appraisal under Delaware Law. Target shall not, except with the prior written consent of Acquiror or as may be required by applicable law, voluntarily make any payment with respect to any demands for appraisal of Acquiror Common Stock or offer to settle or settle any such demands.

    (d) The above provisions of this Section 1.7 shall apply only to the extent that appraisal rights are required pursuant to Delaware law, and shall not be construed to diminish the parties' obligations under Section 5.17.

  1.8 Surrender of Certificates.

    (a) Exchange Agent. ChaseMellon Shareholder Services or such other party as the Acquiror and Target may agree upon shall act as exchange agent (the "Exchange Agent") in the Merger.

    (b) Acquiror to Provide Common Stock and Cash. Promptly after the Effective Time, Acquiror shall make available to the Exchange Agent for exchange in accordance with this Article 1, through such reasonable procedures as Acquiror may adopt, (i) the shares of Acquiror Common Stock issuable pursuant to Section 1.6(a) in exchange for shares of Target Common Stock outstanding immediately prior to the Effective Time and (ii) cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 1.6(f).

    (c) Exchange Procedures. Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of Target Common Stock, whose shares were converted into the right to receive shares of Acquiror Common Stock (and cash in lieu of fractional shares) pursuant to Section 1.6, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by the Exchange Agent, and shall be in such form and have such other provisions as Acquiror may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Acquiror Common Stock (and cash in lieu of fractional shares). Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Acquiror, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Acquiror Common Stock and payment in lieu of fractional shares which such holder has the right to receive pursuant to Section 1.6, and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Target Common Stock will be deemed from and after the Effective Time, for all corporate purposes, subject to Section 1.8(d) below as to the payment of dividends, to evidence the ownership of the number of full shares of Acquiror Common Stock into which such shares of Target Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6.

    (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to Acquiror Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Acquiror Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Acquiror Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable (but for the provisions of this Section 1.8(d)) with respect to such shares of Acquiror Common Stock.

    (e) Transfers of Ownership. If any certificate for shares of Acquiror Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Acquiror or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Acquiror Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Acquiror or any agent designated by it that such tax has been paid or is not payable.

    (f) No Liability. Notwithstanding anything to the contrary in this
  Section 1.8, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

  1.9 No Further Ownership Rights in Target Common Stock. All shares of Acquiror Common Stock issued upon the surrender for exchange of shares of Target Common Stock in accordance with the terms hereof (including any cash paid in lieu of fractional shares) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Target Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Target Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article 1.

  1.10 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Acquiror Common Stock (and cash in lieu of fractional shares) as may be required pursuant to Section 1.6; provided, however, that Acquiror may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Acquiror, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

  1.11 Tax and Accounting Consequences. It is intended by the parties hereto that the Merger shall (i) constitute a reorganization within the meaning of
Section 368(a) of the Code and (ii) qualify for accounting treatment as a pooling of interests.

  1.12 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Target and Merger Sub, the officers and directors of Target and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

                                  ARTICLE II

                   REPRESENTATIONS AND WARRANTIES OF TARGET

  In this Agreement, any reference to any event, change, condition or effect being "material" with respect to any entity or group of entities means any material event, change, condition or effect related to the financial condition, assets (including intangible assets), business or results of operations of such entity or group of entities. In this Agreement, any reference to a "Material Adverse Effect" with respect to any entity or group of entities means any event, change or effect that is materially adverse to the financial condition, assets (including intangible assets), business or results of operations of such entity and its subsidiaries, taken as a whole; provided, however, that a "Material Adverse Effect" with respect to Target shall not include any adverse effect on the revenues or gross margins of Target (or the direct consequences thereof) following the date of this Agreement which is attributable to a delay of, reduction in or cancellation or change in the terms of product orders by customers of Target, where Target sustains the burden of reasonably demonstrating that any such delay, reduction, cancellation or change is directly attributable to the transactions contemplated by this Agreement.

  In this Agreement, any reference to a party's "knowledge" means such party's actual knowledge after reasonable inquiry of officers and directors of such party.

  Except as disclosed in a document of even date herewith and delivered by Target to Acquiror prior to the execution and delivery of this Agreement and referring to the representations and warranties in this Agreement (the "Target Disclosure Letter"), Target represents and warrants to Acquiror and Merger Sub as follows:

  2.1 Organization; Standing and Power. Each of Target and SQA (Europe) Limited and SQA Securities Corporation, being Target's only two subsidiaries, is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Target and its subsidiaries has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Target. Target has delivered a true and correct copy of the Amended and Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and Bylaws, as amended, or other charter documents, as applicable, of Target and each of its subsidiaries, each as amended to-date, to legal counsel for Acquiror. Neither Target nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent organizational documents. Target is the owner of all outstanding shares of capital stock of each of its two subsidiaries and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of each such subsidiary are owned by Target free and clear of all liens, charges, claims or encumbrances or rights of others. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commit ments or agreements of any character relating to the issued or unissued capital stock or other securities of any such subsidiary, or otherwise obligating Target or any such subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. Except as disclosed in the Target SEC Documents (as defined in Section 2.4), Target does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

  2.2 Capital Structure. The authorized capital stock of Target consists of 18,000,000 shares of Common Stock, $.01 par value, and 3,000,000 shares of Preferred Stock, $.01 par value, of which there were issued and outstanding as of the close of business on November 11, 1996, 8,088,644 shares of Common Stock and no shares of Preferred Stock. Since the close of business on November 11, 1996, no shares of Target capital stock have been issued except pursuant to the exercise of options outstanding as of November 11, 1996 under the Target Stock Option Plans. As of the close of business on November 12, 1996, there were no other outstanding commitments to issue any shares of capital stock or voting securities of Target other than pursuant to the Option Agreement, the exercise of options outstanding as of such date under the Target Stock Option Plans, pursuant to the Target ESPP or pursuant to the Warrants (as defined below). All outstanding shares of Target Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or Bylaws of Target or any agreement to which Target is a party or by which it is bound. As of the close of business on November 12, 1996, Target has reserved (i) 1,426,687 shares of Common Stock for issuance to employees, consultants and directors pursuant to the Target Stock Option Plans, net of exercises, under which, as of the close of business on November 11, 1996, options were outstanding for an aggregate of 1,304,697 shares, and no shares were subject to outstanding stock purchase rights, (ii) 285,000 shares of Common Stock for issuance to employees pursuant to the Target ESPP, of which, as of the close of business on November 11, 1996, 6,898 shares had been issued, and (iii) 27,852 shares of Common Stock for issuance upon the exercise of warrants to purchase Target Common Stock (the "Warrants") of which no shares have been issued. When issued in accordance with the terms of the Target Stock Option Plans, the Target ESPP and the Warrants, the Target Common Stock so issued will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to preemptive rights or right of first refusal created by statute, the Certificate of Incorporation or Bylaws of Target or any agreement to which Target is a party or by which it is bound. Except as expressly permitted by the terms of this Agreement, since November 11, 1996, Target has not (i) issued or granted additional options under the Target Stock Option Plans, or (ii) accepted contributions to or enrollments in the Target ESPP. Except for the rights created pursuant to this Agreement, the Option Agreement, the Target Stock Option Plans, the Target ESPP and the Warrants, there are no other options, warrants, calls, rights, commitments or agreements of any character to which Target is a party or by which it is bound obligating Target to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock of Target or obligating Target to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no contracts, commitments or agreements relating to voting, purchase or sale of Target's capital stock (i) between or among Target and any of its stockholders and (ii) to Target's knowledge, between or among any of Target's stockholders, except for the voting agreement described in Section 5.19. Except as set forth in the Target Disclosure Letter, there are no registration rights with respect to any equity security of any class of Target or with respect to any equity security of any class of any of its subsidiaries. The terms of the Target Stock Option Plans permit the assumption or substitution of options to purchase Acquiror Common Stock as provided in this Agreement, without the consent or approval of the holders of such securities, the Target stockholders, or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for those options, other than as disclosed in the Target Disclosure Letter. The current "Purchase Period" (as defined in the Target ESPP) commenced under the Target ESPP on July 1, 1996 and will end as provided in
Section 5.11(b) of this Agreement, and except for the purchase rights granted on such commencement date to participants in the current Purchase Period, there are no other purchase rights or options outstanding under the Target ESPP. True and complete copies of all agreements and instruments relating to or issued under the Target Stock Option Plans. Target ESPP have been made available to legal counsel for Acquiror and such agreements and instruments have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments in any case from the form made available to Acquiror. Schedule 2.2 of the Disclosure Letter lists the name of each holder of stock options and warrants, the number of shares of Common Stock subject to such options and warrants, and the exercise price for such options and warrants. Each of the options listed on Schedule
2.2 of the Disclosure Letter has a term of ten years.

  2.3 Authority.

    (a) Target has all requisite corporate power and authority to enter into this Agreement and the Option Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Target, subject only to the approval of the Merger by Target's stockholders as contemplated by Section 6.1(a) and the filing and recordation of the Certificate of Merger pursuant to Delaware Law. Each of this Agreement and the Option Agreement has been duly executed and delivered by Target and constitutes the valid and binding obligation of Target enforceable against Target in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and, general principles of equity. The execution and delivery of this Agreement and the Option Agreement by Target does not, and the consummation of the transactions contemplated hereby and thereby will not (i) conflict with, or result in any violation of any provision of the Certificate of Incorporation or Bylaws of Target or any of its subsidiaries, as amended, or (ii) subject to obtaining the approval of Target's stockholders of the Merger as contemplated in Section 5.2 and compliance with the requirements set forth in Section 2.3(b) below, result in any breach of or constitute a default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation or acceleration of any material obligation or loss of any material benefit under any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Target or any of its subsidiaries or any of their properties or assets, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions of (ii) would not have had and would not reasonably be expected to have a Material Adverse Effect on Target.

    (b) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other federal, state, local, foreign or other governmental authority or instrumentality ("Governmental Entity") is required by or, to the knowledge of Target, with respect to, Target or any of its subsidiaries in connection with the execution and delivery of this Agreement, the Option Agreement, or the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of the Certificate of Merger as provided in
  Section 1.2, (ii) the filing with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD") of the Proxy Statement (as defined in Section 2.22) (iii) the filing of a Current Report on Form 8-K with the SEC, (iv) relating to the Target Stockholders Meeting (as defined in Section 2.22), (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the securities laws of any foreign country; (v) such filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR") or the competition regulations of any other foreign governmental authority; and (vi) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Target and would not prevent, or materially alter or delay any of the transactions contemplated by this Agreement or the Option Agreement.

  2.4 SEC Documents: Financial Statements. Target has filed all forms, reports, documents and other items required to be filed with the SEC since October 25, 1995, and has made available to Acquiror such forms, reports, documents and items in the form filed with the SEC, and, prior to the Effective Time, will have furnished to Acquiror copies of any additional forms, reports, documents and other items filed with the SEC prior to the Effective Time. All such required forms, reports, document and other items (including those that Target may file subsequent to the date hereof) are referred to herein collectively as the "Target SEC Documents." In addition, Target has made available to Acquiror all exhibits to the Target SEC Documents filed prior to the date hereof, and will promptly make available to Acquiror all exhibits to any additional Target SEC Documents filed prior to the Effective Time. All documents required to be filed as exhibits to the Target SEC Documents have been so filed, and all material contracts so filed as exhibits are in full force and effect, except those which have expired in accordance with their terms, and neither Target nor any of its subsidiaries is in default thereunder, except where any such default has not resulted in and is not reasonably expected to result in any Material Adverse Effect on Target. As of their respective filing dates, the Target SEC Documents complied in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act of 1933, as amended (the "Securities Act"), and none of the Target SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent corrected by a subsequently filed Target SEC Document. The financial statements of Target, including the notes thereto, included in the Target SEC Documents (the "Target Financial Statements") were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Q, as permitted by Form 10-Q of the SEC). The Target Financial Statements fairly present the consolidated financial condition and operating results of Target and its subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring period-end adjustments) in all material respects. There has been no material change in Target accounting policies except as described in the notes to the Target Financial Statements.

  2.5 Absence of Certain Changes. Since September 30, 1996 (the "Target Balance Sheet Date"), Target has conducted its business in the ordinary course consistent with past practice and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that would result in a Material Adverse Effect to Target; (ii) any acquisition, sale or transfer of any material asset of Target or any of its subsidiaries other than in the ordinary course of business and consistent with past practice; (iii) any material change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Target or any material revaluation by Target of any of its or any of its subsidiaries' assets, except as required by concurrent changes in GAAP; (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Target, or any direct or indirect redemption, purchase or other acquisition by Target of any of its shares of capital stock; (v) any material contract entered into by Target or any of its subsidiaries, other than in the ordinary course of business and as provided to Acquiror, or any material amendment or termination of, or default under, any material contract to which Target or any of its subsidiaries is a party or by which it is bound which would result in a Material Adverse Effect on Target; or (vi) any negotiation or agreement by Target or any of its subsidiaries to do any of the things described in the preceding clauses (i) through (v) (other than negotiations with Acquiror and its representatives regarding the transactions contemplated by this Agreement).

  2.6 Absence of Undisclosed Liabilities. Target has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the unaudited balance sheet for the quarter ended September 30, 1996, which has been provided to Acquiror (the "Target Balance Sheet"), (ii) those not required to be set forth in the Target Balance Sheet under GAAP, (iii) those incurred in the ordinary course of business since the Target Balance Sheet Date and consistent with past practice; and (iv) those incurred in connection with the execution of this Agreement.

  2.7 Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Target or any of its subsidiaries, threatened against Target or any of its subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such) that, individually or in the aggregate, would have a Material Adverse Effect on Target. There is no judgment, decree or order against Target or any of its subsidiaries, or, to the knowledge of Target and its subsidiaries, any of their respective directors or officers (in their capacities as such), that would prevent, enjoin, materially alter or materially delay any of the transactions contemplated by this Agreement, or that would have a Material Adverse Effect on Target.

  2.8 Restrictions on Business Activities. There is no agreement (other than any exclusive distribution agreements identified in Schedule 2.8 of the Disclosure Letter), judgment, injunction, order or decree binding upon Target or any of its subsidiaries which has the effect of prohibiting or materially impairing any current or future business practice of Target or any of its subsidiaries, any acquisition of property by Target or any of its subsidiaries or the conduct of business by Target or any of its subsidiaries as currently conducted by Target or any of its subsidiaries.

  2.9 Compliance; Governmental Authorization.

    (a) Neither Target nor any of its subsidiaries is in conflict with, or in default or violation of any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Target or any of its subsidiaries is a party or by which Target or any of its subsidiaries or its or any of their respective properties is bound or affected, except for any conflicts, defaults or violations which would have a Material Adverse Effect on Target. No investigation or review by any governmental or regulatory body or authority is pending or threatened against Target or its subsidiaries, nor has any governmental or regulatory body or authority indicated an intention to conduct the same, other than, in each such case, those the outcome of which would not have a Material Adverse Effect on Target.

    (b) Target and each of its subsidiaries have obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity which are material to the operations of the business of Target and its subsidiaries taken as a whole (collectively called "Target Authorizations"), and all of such Target Authorizations are in full force and effect, except where the failure to obtain or have any of such Target Authorizations would not have a Material Adverse Effect on Target.

  2.10 Title to Property. Target and its subsidiaries have good and valid title to, or in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used in its business, free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) for liens for taxes not yet due and payable, (ii) for such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties,
(iii) as reflected on the Target Balance Sheet or (iv) for those which would not have a Material Adverse Effect on Target. To Target's knowledge, the plants, property and equipment of Target and its subsidiaries that are used in the operations of their businesses are in good operating condition and repair in all material respects. All properties used in the operations of Target and its subsidiaries are reflected in the Target Balance Sheet to the extent GAAP requires the same to be reflected. Schedule 2.10 of the Disclosure Letter identifies each material parcel of real property owned or leased by Target or any of its subsidiaries.

  2.11 Intellectual Property.

    (a) Target and its subsidiaries own, or are licensed or otherwise possess legally enforceable rights to use all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material ("Intellectual Property") that are used in the business of Target and its subsidiaries as currently conducted or as proposed to be conducted by Target and its subsidiaries, except to the extent that the failure to have such rights have not had and would not reasonably be expected to have a Material Adverse Effect on Target.

    (b) Schedule 2.11 of the Disclosure Letter lists (i) all patents and patent applications and all registered and unregistered trademarks, trade names and service marks, registered and unregistered copyrights, and maskworks, which Target considers to be material to its business and included in the Intellectual Property, including the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed,
  (ii) all material licenses, sublicenses and other agreements as to which Target is a party and pursuant to which any person is authorized to use any Intellectual Property (excluding object-code end-user licenses granted to end-users in the ordinary course of business), and (iii) all material licenses, sublicenses and other agreements as to which Target is a party and pursuant to which Target is authorized to use any third party patents, trademarks or copyrights, including software ("Third Party Intellectual Property Rights") which are incorporated in, are, or form a part of any Target product that is material to its business.

    (c) There is no unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property rights of Target or any of its subsidiaries, any trade secret material to Target or any of its subsidiaries, or any Intellectual Property right of any third party to the extent licensed by or through Target or any of its subsidiaries, by any third party, including any employee or former employee of Target or any of its subsidiaries. Neither Target nor any of its subsidiaries has entered into any agreement to indemnify any other person against any charge of infringement of any Intellectual Property, other than indemnification provisions contained in purchase orders or customer agreements arising in the ordinary course of business.

    (d) Target is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the Intellectual Property or Third Party Intellectual Property Rights, the breach of which would have a Material Adverse Effect on Target.

    (e) All patents, registered trademarks, service marks and copyrights held by Target are valid and subsisting. Target (i) is not a party to any suit, action or proceeding which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party and (ii) has not brought any action, suit or proceeding for infringement of Intellectual Property or breach of any license or agreement involving Intellectual Property against any third party. The manufacture, marketing, licensing or sale of Target's products does not infringe any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party, except where such infringement would not have a Material Adverse Effect on Target.

    (f) Target has a policy, which it has consistently enforced, to secure valid written assignments from all consultants and employees who contribute or have contributed to the creation or development of Intellectual Property of the rights to such contributions that Target does not already own by operation of law.

    (g) Target believes it has taken all reasonable and appropriate steps to protect and preserve the confidentiality of all Intellectual Property not otherwise protected by patents, or patent applications or copyright ("Confidential Information"). To Target's knowledge, all use, disclosure or appropriation of Confidential Information owned by Target by or to a third party has been pursuant to the terms of a written agreement between Target and such third party. To Target's knowledge, all use, disclosure or appropriation of Confidential Information not owned by Target has been pursuant to the terms of a written agreement between Target and the owner of such Confidential Information, or is otherwise lawful.

  2.12 Environmental Matters. Except in all cases as, in the aggregate, have not had and would not have a Material Adverse Effect on Target, Target and each of its subsidiaries (i) have obtained all applicable permits, licenses and other authorizations that are required under Federal, state or local laws relating to pollution or protection of the environment, including laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants or hazardous or toxic materials or wastes into ambient air, surface water, ground water or land or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants or hazardous or toxic materials or wastes by Target or its subsidiaries (or their respective agents); (ii) are in compliance with all material terms and conditions of such required permits, licenses and authorizations, and also are in compliance with all other material limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder; (iii) as of the date hereof, are not aware of and have not received notice of any event, condition, circumstance, activity, practice, incident, action or plan that is reasonably likely to interfere with or prevent continued compliance or that would give rise to any common law or statutory liability, or otherwise form the basis of any claim, action, suit or proceeding, based on or resulting from Target's or any of its subsidiaries (or any of their respective agents) manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge or release into the environment of any pollutant, contaminant or hazardous or toxic material or waste; (iv) has not disposed of any pollutants, contaminants or hazardous or toxic materials or wastes into the soil or groundwater at any properties owned or leased by Target, either now or in the past, or at any other property that would result in any assessment or remedial action; and (v) have taken all actions necessary under applicable requirements of Federal, state or local laws, rules or regulations to register any products or materials required to be registered by Target or its subsidiaries (or any of their respective agents) thereunder.

  2.13 Taxes. Except as disclosed on Schedule 2.13 of the Disclosure Letter and except to the extent the failure to do so would not have a Material Adverse Effect, Target and each of its subsidiaries, and any consolidated, combined, unitary or aggregate group for Tax purposes of which Target or any of its subsidiaries is or has been a member have timely filed all Tax Returns required to be filed by it, have paid all Taxes shown thereon to be due (or Target has paid on its behalf) and have provided adequate accruals in accordance with GAAP in its financial statements for any unpaid Taxes that are imposed on Target or its subsidiaries. Except as disclosed on Schedule 2.13 of the Disclosure Letter, the most recent financial statements contained in the Target SEC Documents reflect an adequate reserve, in accordance with GAAP, for all Taxes payable by Target and its subsidiaries through the date of such financial statements. Except as disclosed in the Target Disclosure Letter, (i) no material claim for Taxes has become a lien against the property of Target or any of its subsidiaries or is being asserted against Target or any of its subsidiaries other than liens for Taxes not yet due and payable, (ii) no audit of any Tax Return of Target or any of its subsidiaries is being conducted by a Tax authority, (iii) no extension of the statute of limitations on the assessment of any Taxes has been granted by Target or any of its subsidiaries and is currently in effect, and (iv) there is no agreement, contract or arrangement to which Target or any of its subsidiaries is a party that may result in the payment of any amount that would not be deductible by reason of Sections 280G or 404 of the Code. Target has not been and will not be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger. Neither Target nor any of its subsidiaries is a party to any tax sharing or tax allocation agreement nor does Target or any of its subsidiaries owe any amount under any such agreement. For purposes of this Agreement, the following terms have the following meanings: "Tax" (and, with correlative meaning, "Taxes" and "Taxable") means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity (a "Tax authority") responsible for the imposition of any such tax (domestic or foreign), (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period and (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any obligation to indemnify any other person. As used herein, "Tax Return" shall mean any return, statement, report or form (including, without limitation,) estimated Tax returns and reports, withholding Tax returns and reports and information reports and returns required to be filed with respect to Taxes. To the knowledge of Target, neither Target nor any of its subsidiaries is a party to any Tax-exemption or other Tax-sparing agreement or order of any foreign government.

  2.14 Employee Benefit Plans.

    (a) Schedule 2.14 of the Disclosure Letter lists, with respect to Target, any subsidiary of Target and any trade or business (whether or not incorporated) which is treated as a single employer with Target (an "ERISA Affiliate") within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) whether or not such plans are subject to ERISA, (ii) each loan to a non-officer employee in excess of $50,000, loans to officers and directors and any stock option, stock purchase, phantom stock, stock appreciation right,
  (iii) all supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Code
  Section 125) or dependent care (Code Section 129), life insurance or accident insurance, bonus, pension, profit sharing, savings, deferred compensation or incentive plans, programs or arrangements which are not employee benefit plans as otherwise covered under clause (i) above, (iv) other fringe or employee benefit plans, programs or arrangements that apply to senior management or overseas employees of Target and that do not generally apply to all employees, and (v) any current or former employment or executive compensation or severance agreements (other than pursuant to the Target Stock Option Plans), written or otherwise, as to which unsatisfied or potential obligations of Target of greater than $100,000 exist for the benefit of, or relating to, any present or former employee, consultant or director of Target (together, the "Target Employee Plans").

    (b) Target has furnished to Acquiror a copy of each of the Target Employee Plans and related plan documents (including trust documents, insurance policies or contracts) and has, with respect to each Target Employee Plan which is subject to ERISA reporting requirements, provided copies of the Form 5500 reports filed for the last three plan years. Any Target Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination. Target has also furnished Acquiror with the most recent Internal Revenue Service determination letter issued with respect to each such Target Employee Plan, and nothing has occurred since the issuance of each such letter which could reasonably be expected to cause the loss of the tax-qualified status of any Target Employee Plan subject to Code Section 401(a).

    (c) (i) Other than continued health care coverage required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), none of the Target Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person; (ii) there has been no "prohibited transaction," as such term is defined in Section 406 of ERISA and Section 4975 of the Code, with respect to any Target Employee Plan, which could reasonably be expected to have, in the aggregate, a Material Adverse Effect; (iii) each Target Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), except as would not have, in the aggregate, a Material Adverse Effect, and Target and each subsidiary or ERISA Affiliate have performed all obligations required to be performed by them under, are not in any respect in default under or violation of, and have no knowledge of any default or violation by any other party to, any of the Target Employee Plans, which default or violation could reasonably be expected to have a Material Adverse Effect on Target; (iv) neither Target nor any subsidiary or ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Target Employee Plans and which individually or in the aggregate could reasonably be expected to have a Material Adverse Effect on Target; (v) all material contributions required to be made by Target or any subsidiary or ERISA Affiliate to any Target Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Target

  Employee Plan for the current plan years; (vi) with respect to each Target Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 or ERISA has occurred; and (vii) no Target Employee Plan is covered by, and neither Target nor any subsidiary or ERISA Affiliate has incurred or expects to incur any liability under Title IV of ERISA or Section 412 of the Code. With respect to each Target Employee Plan subject to ERISA as either an employee pension plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(l) of ERISA, Target has prepared in good faith and timely filed all requisite governmental reports (which were true and correct as of the date filed) and, to Target's knowledge, Target has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Target Employee Plan, except in each case to the extent that such failure to perform such action would not, in the aggregate, have a Material Adverse Effect on Target. No suit, administrative proceeding, action or other litigation has been brought, or to the best knowledge of Target is threatened, against or with respect to any such Target Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor. Neither Target nor any Target subsidiary or other ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any "multiemployer plan" as defined in Section 3(37) of ERISA.

    (d) With respect to each Target Employee Plan, Target and each of its United States subsidiaries have complied with (i) the applicable health care continuation and notice provisions of COBRA and the proposed regulations thereunder and (ii) the applicable requirements of the Family Leave Act of 1993 and the regulations thereunder, except to the extent that such failure to comply would not, in the aggregate, have a Material Adverse Effect on Target.

    (e) Except as disclosed in the Target Disclosure Letter the consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or other service provider of Target, any Target subsidiary or any other ERISA Affiliate to severance benefits or any other payment, except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or service provider.

    (f) There has been no amendment to, written interpretation or announcement (whether or not written) by Target, any Target subsidiary or other ERISA Affiliate relating to, or change in participation or coverage under, any Target Employee Plan which would materially increase the expense of maintaining such Plan above the level of expense incurred with respect to that Plan for the most recent fiscal year included in Target's financial statements.

  2.15 Certain Agreements Affected by the Merger. Except as set forth in
Schedule 2.15 or pursuant to this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of Target or any of its subsidiaries, (ii) materially increase any benefits otherwise payable by Target or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

  2.16 Employee Matters. Target and each of its subsidiaries are in compliance in all respects with all currently applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and is not engaged in any unfair labor practice, except where the failure to be in compliance or the engagement in such unfair labor practices would not have a Material Adverse Effect on Target. There are no pending claims against Target or any of its subsidiaries under any workers compensation plan or policy or for long term disability which would have a Material Adverse Effect on Target. Neither Target nor any of its subsidiaries has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that would not have a Material Adverse Effect on Target. There are no controversies pending or, to the knowledge of Target or any of its subsidiaries, threatened, between Target or any of. its subsidiaries and any of their respective employees, which controversies would have a Material Adverse Effect on Target. Neither

Target nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract nor does Target nor any of its subsidiaries know of any activities or proceedings of any labor union to organize any such employees.

  2.17 Interested Party Transactions. Except as disclosed in the Target SEC Documents, neither Target nor any of its subsidiaries is indebted to any director, officer, employee or agent of Target or any of its subsidiaries (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such person is indebted to Target or any of its subsidiaries, and there have been no other transactions of the type required to be disclosed pursuant to Items 402 and 404 of Regulation S-K under the Securities Act and the Exchange Act since June 30, 1996.

  2.18 Insurance. Target and each of its subsidiaries have policies of insurance and bonds of the type and in amounts customarily carried by persons conducting businesses or owning assets similar to those of Target and its subsidiaries. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and Target and its subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. Target has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

  2.19 Compliance With Laws. Each of Target and its subsidiaries has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as would not have a Material Adverse Effect on Target.

  2.20 Pooling of interests. To the knowledge of Target, based on consultation with its independent accountants, neither Target, nor any of its subsidiaries, nor any of their respective directors, officers or stockholders has taken any action that would prevent Acquiror from accounting for the Merger as a pooling of interests.

  2.21 Brokers' and Finders' Fees. Except for payment obligations to Robertson Stephens & Company disclosed to Acquiror, Target has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

  2.22 Registration Statement; Proxy Statement/Prospectus. The information supplied by Target for inclusion in the registration statement on Form S-4 (or such other or successor form as shall be appropriate) pursuant to which the shares of Acquiror Common Stock to be issued in the Merger will be registered with the SEC (the "Registration Statement") shall not at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Target for inclusion in the proxy statement/prospectus to be sent to the stockholders of Target in connection with the meeting of Target's stockholders to consider the Merger (the "Target Stockholders Meeting") and to the stockholders of Acquiror in connection with the meeting of Acquiror's stockholders to consider the Merger (the "Acquiror Stockholders Meeting") (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement") shall not, on the date the Proxy Statement is first mailed to Target's stockholders and Acquiror's stockholders, at the time of the Target Stockholders Meeting, at the time of the Acquiror Stockholders Meeting and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Target Stockholders Meeting or the Acquiror Stockholder Meeting which has become false or misleading. If at any time prior to the Effective Time any event or information should be discovered by Target which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Target shall promptly inform Acquiror and Merger Sub. Notwithstanding the foregoing, Target makes no representation, warranty or covenant with respect to any information supplied by Acquiror or Merger Sub which is contained in any of the foregoing documents.

  2.23 Opinion of Financial Advisor. Target has been advised orally (to be subsequently confirmed in writing) by its financial advisor, Robertson, Stephens & Company, that in such advisor's opinion, as of the date hereof, the consideration to be received by the stockholders of Target is fair, from a financial point of view, to the stockholders of Target.

  2.24 Vote Required. The affirmative vote of the holders of a majority of the shares of Target Common Stock outstanding on the record date set for the Target Stockholders Meeting is the only vote of the holders of any of Target's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

  2.25 Board Approval. The Board of Directors of Target has, prior to the date hereof, unanimously (i) approved this Agreement and the Merger, (ii) determined that the Merger is in the best interests of the stockholders of Target and is on terms that are fair to such stockholders and (iii) determined to recommend that the stockholders of Target approve this Agreement and consummation of the Merger.

  2.26 Section 203 of the DGCL Not Applicable. The Board of Directors of Target has taken all actions so that the restrictions contained in Section 203 of the Delaware Law applicable to a "business combination" (as defined in Section 203) will not apply to the execution, delivery or performance of this Agreement or the Option Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement or by the Option Agreement.

  2.27 Minute Books. The minute books of Target and its subsidiaries made available to legal counsel for Acquiror contain a complete and accurate summary of all meetings of directors and stockholders or actions by written consent since the time of incorporation of Target and the respective subsidiaries through the date of this Agreement, and reflect all transactions referred to in such minutes accurately in all material respects.

  2.28 Representations Complete. None of the representations or warranties made by Target herein or in any Letter hereto, including the Target Disclosure Letter, or certificate furnished by Target pursuant to this Agreement, or the Target SEC Documents, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                                  ARTICLE III

           REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

  Except as disclosed in a document of even date herewith and delivered by Acquiror to Target prior to the execution and delivery of this Agreement and referring to the representations and warranties in this Agreement (the "Acquiror Disclosure Letter"), Acquiror and Merger Sub represent and warrant to Target as follows:

  3.1 Organization, Standing and Power. Each of Acquiror and its subsidiaries, including Merger Sub, is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Acquiror and its subsidiaries has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Acquiror. Acquiror has delivered a true and correct copy of the Certificate of Incorporation and Bylaws or other charter documents, as applicable, of Acquiror to legal counsel for Target. Neither Acquiror nor any of its subsidiaries is in violation of any of the provisions of its Certificate of

Incorporation or Bylaws or equivalent organizational documents. Acquiror is the owner of all outstanding shares of capital stock of each of its subsidiaries and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of each such subsidiary are owned by Acquiror free and clear of all liens, charges, claims or encumbrances or rights of others. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any such subsidiary, or otherwise obligating Acquiror or any such subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. Except as disclosed in the Acquiror SEC Documents (as defined in Section 3.4), Acquiror does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

  3.2 Capital Structure. The authorized capital stock of Acquiror consists of 75,000,000 shares of Common Stock, $.01 par value and no shares of Preferred Stock of which there were issued and outstanding as of the close of business on November 11, 1996, 40,159,798 shares of Common Stock and no shares of Preferred Stock. Since the close of business on November 11, 1996, no shares of Acquiror capital stock have been issued except pursuant to the exercise of options outstanding as of November 11, 1996 under the Acquiror Stock Option Plans (as defined below). As of the close of business on November 12, 1996, there were no other outstanding commitments to issue any shares of capital stock or voting securities of Acquiror other than pursuant to the exercise of options outstanding as of that date under the 1983 Incentive Stock Option Plans, the 1986 Stock Option Plan, the Stock Option Plan for Directors, the 1993 Incentive Stock Option Plan, and the 1994 Stock Option Plan, and pursuant to the 1994 Employee Stock Purchase Plan (collectively, the "Acquiror Stock Option Plans"). The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, $.001 par value, all of which are issued and outstanding and are held by Acquiror. All outstanding shares of Acquiror and Merger Sub have been duly authorized, validly issued, fully paid and are nonassessable and free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof. As of the close of business on November 12, 1996, Acquiror has reserved 6,545,604 shares of Common Stock for issuance to employees, directors and independent contractors pursuant to the Acquiror Stock Option Plans, net of exercises, cancellations, repurchases and expiration of options of which, as of the close of business on November 11, 1996, 4,965,519 shares were subject to outstanding, unexercised options and 1,580,085 shares remained available for future grant. Other than pursuant to this Agreement and the Acquiror 1994 Employee Stock Purchase Plan, there are no other options, warrants, calls, rights, commitments or agreements of any character to which Acquiror or Merger Sub is a party or by which either of them is bound obligating Acquiror or Merger Sub to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of Acquiror or Merger Sub or obligating Acquiror or Merger Sub to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. The shares of Acquiror Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid, and non-assessable.

  3.3 Authority.

    (a) Acquiror and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquiror and Merger Sub, and the approval of the shareholders of Acquiror is not required for Acquiror to enter into this Agreement and consummate the Merger. This Agreement has been duly executed and delivered by Acquiror and Merger Sub and constitutes the valid and binding obligations of Acquiror and Merger Sub, enforceable against each in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally, and general principles of equity. The execution and delivery of this Agreement do not, and the consummation of the trans actions contemplated hereby will not, (i) conflict with, or result in any violation of any provision of the Certificate of Incorporation or Bylaws of Acquiror or any of its subsidiaries, as amended, or (ii) subject to obtaining the approval of Acquiror's stockholders of the Merger as contemplated in Section 5.2 and compliance with the requirements set forth in Section 3.3(b) below, result in any breach of or constitute a default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation or acceleration of any material obligation or loss of any material benefit under any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Acquiror or any of its subsidiaries or their properties or assets, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions of (ii) would not have had and would not reasonably be expected to have a Material Adverse Effect on Acquiror.

    (b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or, to the knowledge of Acquiror with respect to, Acquiror or any of its subsidiaries in connection with the execution and delivery of this Agreement by Acquiror and Merger Sub or the consummation by Acquiror and Merger Sub of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger as provided in Section 1.2, (ii) the filing with the SEC and NASD of the Registration Statement, (iii) the filing of a Form 8-K with the SEC and NASD within 15 days after the Closing Date, (iv) any filings as may be required under applicable state securities laws and the securities laws of any foreign country, (v) such filings as may be required under HSR or the competition regulations of any other foreign governmental authority, (vi) the filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares with respect to the shares of Acquiror Common Stock issuable upon conversion of the Target Common Stock in the Merger and upon exercise of the options under the Target Stock Option Plans assumed by Acquiror, and (vii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Acquiror and would not prevent or materially alter or delay any of the transactions contemplated by this Agreement.

  3.4 SEC Documents: Financial Statements. Acquiror has made available to Target a true and complete copy of each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act), definitive proxy statement, and other filing filed with the SEC by Acquiror since June 30, 1994, and, prior to the Effective Time, Acquiror will have furnished Target with true and complete copies of any additional documents filed with the SEC by Acquiror prior to the Effective Time (collectively, the "Acquiror SEC Documents"). In addition, Acquiror has made available to Target all exhibits to the Acquiror SEC Documents filed prior to the-date hereof, and will promptly make available to Target all exhibits to any additional Acquiror SEC Documents filed prior to the Effective Time. All documents required to be filed as exhibits to the Target SEC Documents have been so filed, and all material contracts so filed as exhibits are in full force and effect, except those which have expired in accordance with their terms, and neither Acquiror nor any of its subsidiaries is in default thereunder, except where such default has not resulted in and is not reasonably expected to result in any Material Adverse Effect on Acquiror. As of their respective filing dates, the Acquiror SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, and none of the Acquiror SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent corrected by a subsequently filed Acquiror SEC Document. The financial statements of Acquiror, including the notes thereto, included in the Acquiror SEC Documents (the "Acquiror Financial Statements") were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with GAAP applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Q, as permitted by Form 10-Q of the SEC). The Acquiror Financial Statements fairly present the consolidated financial condition and operating results of Acquiror and its subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments) in all material respects. There has been no material change in Acquiror accounting policies except as described in the notes to the Acquiror Financial Statements.

  3.5 Absence of Certain Changes. Since September 30, 1996 (the "Acquiror Balance Sheet Date"), Acquiror has conducted its business in the ordinary course consistent with past practice and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that would result in a Material Adverse Effect to Acquiror; (ii) any acquisition, sale or transfer of any material asset of Acquiror or any of its subsidiaries other than in the ordinary course of business and consistent with past practice;
(iii) any material change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Acquiror or any material revaluation by Acquiror of any of its or any of its subsidiaries' assets; (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Acquiror, or any direct or indirect redemption, purchase or other acquisition by Acquiror of any of its shares of capital stock; (v) any material contract entered into by Acquiror, other than in the ordinary course of business and as provided to Target, or any material amendment or termination of, or default under, any material contract to which Acquiror or any of its subsidiaries is a party or by which it is bound which would result in a Material Adverse Effect on Acquiror; or (vi) any negotiation or agreement by Acquiror or any of its subsidiaries to do any of the things described in the preceding clauses (i) through (v) (other than negotiations with Target and its representatives regarding the transactions contemplated by this Agreement).

  3.6 Absence of Undisclosed Liabilities. Acquiror has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the unaudited balance sheet for the quarter ended September 30, 1996, which has been provided to Target (the "Acquiror Balance Sheet"), (ii) those not required to be set forth in the Acquiror Balance Sheet under GAAP, and (iii) those incurred in the ordinary course of business since the Acquiror Balance Sheet Date and consistent with past practice.

  3.7 Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Acquiror or any of its subsidiaries, threatened against Acquiror or any of its subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such) that, individually or in the aggregate, would have a Material Adverse Effect on Acquiror. There is no judgment, decree or order against Acquiror or any of its subsidiaries or, to the knowledge of Acquiror or any of its subsidiaries, any of their respective directors or officers (in their capacities as such) that would prevent, enjoin, materially alter or materially delay any of the transactions contemplated by this Agreement, or that would. have a Material Adverse Effect on Acquiror.

  3.8 Restrictions on Business Activities. There is no material agreement, judgment, injunction, order or decree binding upon Acquiror or any of its subsidiaries which has the effect of prohibiting or materially impairing any current or future business practice of Acquiror or any of its subsidiaries, any acquisition of property by Acquiror or any of its subsidiaries or the conduct of business by Acquiror or any of its subsidiaries as currently conducted or as proposed to be conducted by Acquiror or any of its subsidiaries.

  3.9 Governmental Authorization. Acquiror and each of its subsidiaries have obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity which are material (collectively called "Acquiror Authorizations"), and all of such Acquiror Authorizations are in full force and effect, except where the failure to obtain or have any of such Acquiror Authorizations would not have a Material Adverse Effect on Acquiror.

  3.10 Compliance With Laws. Each of Acquiror and its subsidiaries has complied with, are not in violation of, and has not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as would not have a Material Adverse Effect on Acquiror.

  3.11 Pooling of Interests. To the knowledge of Acquiror, based on consultation with its independent accountants, neither Acquiror nor any of its subsidiaries nor any of their respective directors, officers or stockholders has taken any action that would prevent Acquiror from accounting for the Merger as a pooling of interests.

  3.12 Broker's and Finders' Fees. Except for payment obligations to Hambrecht & Quist disclosed to Target, Acquiror has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

  3.13 Registration Statement: Proxy Statement/Prospectus. The information supplied by Acquiror and Merger Sub for inclusion in the Registration Statement shall not, at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Acquiror for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to Target's stockholders, to Acquiror's stockholders at the time of the Target Stockholders Meeting, at the time of the Acquiror Stockholders Meeting and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which it is made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Target Stockholders Meeting or the Acquiror Stockholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event or information should be discovered by Acquiror or Merger Sub which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Acquiror or Merger Sub will promptly inform Target. Notwithstanding the foregoing, Acquiror and Merger Sub make no representation, warranty or covenant with respect to any information supplied by Target which is contained in any of the foregoing documents.

  3.14 Board Approval. The Boards of Directors of Acquiror and Merger Sub have prior to the date hereof unanimously (i) approved this Agreement and the Merger, (ii) determined that the Merger is in the best interests of their respective stockholders and is on terms that are fair to such stockholders and
(iii) determined to recommend that the stockholders of Acquiror and of Merger Sub approve this Agreement and the consummation of the Merger.

  3.15 Opinion of Financial Advisor. Acquiror has been advised orally (to be subsequently confirmed in writing) by its financial advisor, Hambrecht & Quist, that in such advisor's opinion as of the date hereof, the consideration to be paid by Acquiror is fair to Acquiror from a financial point of view.

  3.16 Intellectual Property.

    (a) Acquiror and its subsidiaries own, or are licensed or otherwise possess legally enforceable rights to use all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material ("Intellectual Property") that are used in the business of Acquiror and its subsidiaries as currently conducted or as proposed to be conducted by Acquiror and its subsidiaries, except to the extent that the failure to have such rights have not had and would not reasonably be expected to have a Material Adverse Effect on Acquiror.

    (b) There is no unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property rights of Acquiror or any of its subsidiaries, any trade secret material to Acquiror or any of its subsidiaries, or any Intellectual Property right of any third party to the extent licensed by or through Acquiror or any of its subsidiaries, by any third party, including any employee or former employee of Acquiror or any of its subsidiaries. Neither Acquiror nor any of its subsidiaries has entered into any agreement to indemnify any other person against any charge of infringement of any Intellectual Property, other than indemnification provisions contained in purchase orders or customer agreements arising in the ordinary course of business.

    (c) Acquiror is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the Intellectual Property or Third Party Intellectual Property Rights, the breach of which would have a Material Adverse Effect on Acquiror.

    (d) All patents, registered trademarks, service marks and copyrights held by Acquiror are valid and subsisting. Acquiror (i) is not a party to any suit, action or proceeding which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party and (ii) has not brought any action, suit or proceeding for infringement of Intellectual Property or breach of any license or agreement involving Intellectual Property against any third party. The manufacture, marketing, licensing or sale of Acquiror's products does not infringe any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party, except where such infringement would not have a Material Adverse Effect on Acquiror.

    (e) Acquiror has a policy, which it has consistently enforced, to secure valid written assignments from all consultants and employees who contribute or have contributed to the creation or development of Intellectual Property of the rights to such contributions that Acquiror does not already own by operation of law.

    (f) Acquiror believes it has taken all reasonable and appropriate steps to protect and preserve the confidentiality of all Intellectual Property not otherwise protected by patents, or patent applications or copyright ("Confidential Information"). To Acquiror's knowledge, all use, disclosure or appropriation of Confidential Information owned by Acquiror by or to a third party has been pursuant to the terms of a written agreement between Acquiror and such third party. To Acquiror's knowledge, all use, disclosure or appropriation of Confidential Information not owned by Acquiror has been pursuant to the terms of a written agreement between Acquiror and the owner of such Confidential Information, or is otherwise lawful.

  3.17 Taxes. Except as disclosed in the Acquiror Disclosure Letter and except to the extent the failure to do so would not have a Material Adverse Effect, Acquiror and each of its subsidiaries, and any consolidated, combined, unitary or aggregate group for Tax purposes of which Acquiror or any of its subsidiaries is or has been a member have timely filed all Tax Returns required to be filed by it, have paid all Taxes shown thereon to be due (or Acquiror has paid on its behalf) and have provided adequate accruals in accordance with GAAP in its financial statements for any unpaid Taxes that are imposed on Acquiror or its subsidiaries. The most recent financial statements contained in the Acquiror SEC Documents reflect an adequate accrual, in accordance with GAAP, for all Taxes payable by Acquiror and its subsidiaries through the date of such financial statements. Except as disclosed in the Acquiror Disclosure Letter, (i) no material claim for Taxes has become a lien against the property of Acquiror or any of its subsidiaries or is being asserted against Acquiror or any of its subsidiaries other than liens for Taxes not yet due and payable, (ii) no audit of any Tax Return of Acquiror or any of its subsidiaries is being conducted by a Tax authority, (iii) no extension of the statute of limitations on the assessment of any Taxes has been granted by Acquiror or any of its subsidiaries and is currently in effect, and (iv) there is no agreement, contract or arrangement to which Acquiror or any of its subsidiaries is a party that may result in the payment of any amount that would not be deductible by reason of Sections 280G or 404 of the Code. Acquiror has not been and will not be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger. Neither Acquiror nor any of its subsidiaries is a party to any tax sharing or tax allocation agreement nor does Acquiror or any of its subsidiaries owe any amount under any such agreement. For purposes of this Agreement, the following terms have the following meanings: "Tax" (and, with correlative meaning, "Taxes" and "Taxable") means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity (a "Tax authority") responsible for the imposition of any such tax (domestic or foreign), (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period and (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any obligation to indemnify any other person. As used herein, "Tax Return" shall mean any return, statement, report or form (including, without limitation,) estimated Tax returns and reports, withholding Tax returns and reports and information reports and returns required to be filed with respect to Taxes. To the knowledge of Acquiror, neither Acquiror nor any of its subsidiaries is a party to any Tax-exemption or other Tax-sparing agreement or order of any foreign government.

  3.18 Representations Complete. None of the representations or warranties made by Acquiror or Merger Sub herein or in any Letter hereto, including the Acquiror Disclosure Letter, or certificate furnished by Acquiror or Merger Sub pursuant to this Agreement, or the Acquiror SEC Documents, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein in the light of the circumstances under which made, not misleading.

                                  ARTICLE IV

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

  4.1 Conduct of Business of Target and Acquiror. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, each of Target and Acquiror agrees (except to the extent expressly contemplated by this Agreement or as consented to in writing by the other), to carry on its and its subsidiaries' business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay and to cause its subsidiaries to pay debts and Taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other obligations when due, and to use all reasonable efforts consistent with past practice and policies to preserve intact its and its subsidiaries' present business organizations, use its commercially reasonable efforts consistent with past practice to keep available the services of its and its subsidiaries' present officers and key employees and to preserve its and its subsidiaries' relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it or its subsidiaries, it being the parties' intent that Target's and its subsidiaries' goodwill and ongoing businesses shall be unimpaired at the Effective Time. Each of Target and Acquiror agrees to use its best efforts to promptly notify the other of any event or occurrence not in the ordinary course of its or its subsidiaries' business, and of any event which would have a Material Adverse Effect. Without limiting the foregoing, except as expressly contemplated by this Agreement, neither Target nor Acquiror shall do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries to do, cause or permit any of the following, without the prior written consent of the other:

    (a) Charter Documents. Cause or permit any amendments to its Certificate of Incorporation or Bylaws;

    (b) Dividends; Changes in Capital Stock. Except as set forth in the Acquiror Disclosure Letter, declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it or its subsidiaries;

    (c) Stock Option Plans, Etc. Except as set forth in the Target Disclosure Letter, accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its employee stock plans or director stock plans or authorize cash payments in exchange for any options or other rights granted under any of such plans;

    (d) Pooling. Take any action, which, to the knowledge of such party would prevent Acquiror from accounting for the Merger as a pooling of interests; or

    (e) Other. Intentionally take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) through (d) above, or any action which would make any of its representations or warranties contained in this Agreement untrue or incorrect or prevent it from performing or cause it not to perform its covenants hereunder.

  4.2 Conduct of Business of Target. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement or consented to in writing by Acquiror, Target shall not do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries to do, cause or permit any of the following, without the prior written consent of Acquiror, which consent shall not be unreasonably withheld:

    (a) Material Contracts. Enter into any partnership arrangements, joint development agreements, strategic alliances, or other material contracts other than in the ordinary course of business consistent with past practice, or violate, amend or otherwise modify or waive any material contract which violation, amendment, modification or waiver would have a Material Adverse Effect;

    (b) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of its Common Stock pursuant to the exercise of stock options, warrants or other rights therefor outstanding as of November 11, 1996; provided, however, that Target may, in the ordinary course of business consistent with past practice, grant options for the purchase of Target Common Stock under the Target Option Plans (not to exceed an aggregate of 50,000 options to purchase shares of Target Common Stock granted after November 11, 1996);

    (c) Intellectual Property. Transfer to any person or entity any rights to its Intellectual Property other than in the ordinary course of business consistent with past practice;

    (d) Exclusive Rights. Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or distribution rights with respect to any of its products or technology;

    (e) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its and its subsidiaries' business, taken as a whole, except in the ordinary course of business consistent with past practice;

    (f) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, except in the ordinary course of business consistent with past practice;

    (g) Leases. Enter into any operating lease, except in the ordinary course of business consistent with past practice;

    (h) Payment of Obligations. Pay, discharge or satisfy any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Target Financial Statements;

    (i) Capital Expenditures. Make any material capital expenditures, capital additions or capital improvements except in the ordinary course of business and consistent with past practice;

    (j) Insurance. Materially reduce the amount of any material insurance coverage provided by existing insurance policies;

    (k) Employee Benefit Plans; New Hires; Pay Increases. Adopt or amend any material employee benefit or stock purchase or option plan, or hire any new officer or director level employee, pay any special bonus or special remuneration to any employee or director, or increase the salaries or wage rates of its employees, except in the ordinary course of business consistent with past practice;

    (l) Severance Arrangements. Grant any severance or termination pay to any director or officer or to any other employee except (A) payments made pursuant to standard written agreements outstanding on the date hereof or
  (B) grants which are made in the ordinary course of business in accordance with its standard past practice;

    (m) Lawsuits. Commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with Acquiror prior to the filing of such a suit, or (iii) for a breach of this Agreement;

    (n) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its and its subsidiaries' business, taken as a whole, or acquire or agree to acquire any equity securities of any corporation, partnership, association or business organization;

    (o) Taxes. Other than in the ordinary course of business, make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes to the extent material to Target or its subsidiaries, enter into any material closing agreement, settle any material claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes;

    (p) Notices. Target shall give all notices and other information required to be given to the employees of Target, any collective bargaining unit representing any group of employees of Target, and any applicable government authority under the WARN Act, the National Labor Relations Act, the Code, COBRA, and other applicable law in connection with the transactions provided for in this Agreement;

    (q) Revaluation. Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; or

    (r) Other. Intentionally take or agree in writing or otherwise to take, any of the actions described in Sections 4.2(a) through (q) above, or any action which would make any of its representations or warranties contained in this Agreement untrue or incorrect or prevent it from performing or cause it not to perform its covenants hereunder.

  4.3 Solicitation. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement pursuant to Article VII, Target and its subsidiaries will not, directly or indirectly through their officers, directors, employees, agents or otherwise, (i) solicit, initiate or encourage any Takeover Proposal (defined below) or (ii) engage in negotiations with, or disclose any nonpublic information relating to Target or any of it subsidiaries to, or afford access to the properties, books or records of Target or any of its subsidiaries to, any person that has indicated to Target that it may be considering making, or that has made, a Takeover Proposal; provided, nothing herein shall prohibit Target's Board of Directors from taking and disclosing to Target's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act. Notwithstanding the immediately preceding sentence, if an unsolicited Takeover Proposal, or an unsolicited written expression of interest that Target reasonably expects to lead to a Takeover Proposal, shall be received by the Board of Directors of Target, then, to the extent the Board of Directors of Target believes in good faith (after consultation with its financial advisor) (i) that such Takeover Proposal would, if consummated, result in a transaction that appears to be more favorable to Target's stockholders from a financial point of view than the transaction contemplated by the Agreement and
(ii) after reasonable inquiry by Target, that the third party making such Takeover Proposal is financially capable of consummating such Takeover Proposal (any Takeover Proposal meeting such conditions being referred to in this

Agreement as a "Superior Proposal") and the Board of Directors of Target determines in good faith after consultation with outside legal counsel that it is necessary for the Board of Directors of Target to comply with its fiduciary duties to stockholders under applicable law, Target and its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants and other representatives retained by it may furnish in connection therewith information and take such other actions as are consistent with the fiduciary obligations of Target's Board of Directors, and such actions shall not be considered a breach of this Section 4.3 or any other provisions of this Agreement, provided that (A) upon each such determination Target notifies Acquiror of such determination by the Target Board of Directors and provides Acquiror with a true and complete copy of the Superior Proposal received from such third party, if the Superior Proposal is in writing, or a written summary of all material terms and conditions thereof, if it is not in writing, (B) Target provides Acquiror (no later than the time that such documents are provided to such third party) with all documents containing or referring to non-public information of Target that are supplied to such third party, to the extent not previously supplied by Target to Acquiror and (C) Target provides such non-public information to any such third party pursuant to a non-disclosure agreement at least as restrictive as to confidential information as the Confidentiality Agreement (as defined in Section 5.4). Target shall not, and shall not permit any of its officers, directors, employees (acting on behalf of Target) or other representatives to agree to or endorse any Takeover Proposal unless Target shall have terminated this Agreement pursuant to
Section 7.1(e) and paid Acquiror all amounts payable to Acquiror pursuant to
Section 7.3(b). Notwithstanding anything in this Agreement to the contrary, Target shall not accept or recommend to its stockholders, or enter into any agreement concerning, a Superior Proposal for a period of not less than 48 hours after Acquiror's receipt of a true and complete copy of such Superior Proposal, if the Superior Proposal is in writing, or a written summary of all material terms and conditions thereof, if it is not in writing. Target will promptly notify Acquiror after receipt of any Takeover Proposal or any notice that any person is considering making a Takeover Proposal or any request for non-public information relating to Target or any of its subsidiaries or for access to the properties, books or records of Target or any of its subsidiaries by any person that has indicated to Target that it may be considering making, or that has made, a Takeover Proposal and will keep Acquiror fully informed of the status and details of any such Takeover Proposal notice, request or any correspondence or communications related thereto and shall provide Acquiror with a true and complete copy of such Takeover Proposal notice or request or correspondence or communications related thereto, if it is in writing, or a complete written summary thereof, if it is not in writing. For purposes of this Agreement, "Takeover Proposal" means any offer or proposal for, or any indication of interest in, a merger or other business combination involving Target or the acquisition of 20% or more of the outstanding shares of capital stock of Target, or the sale or transfer of any material assets (excluding the sale or disposition of assets in the ordinary course of business) of Target, other than, (i) the transactions contemplated by this Agreement and (ii) transactions by persons disclosing their beneficial ownership of shares of Target's Common Stock on Schedule 13G under the Exchange Act.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

  5.1 Proxy Statement/Prospectus; Registration Statement. As promptly as practicable after the execution of this Agreement, Target and Acquiror shall prepare, and file with the SEC, preliminary proxy materials relating to the approval of the Merger and the transactions contemplated hereby by the stockholders of Target and the stockholders of Acquiror and, as promptly as practicable following receipt of SEC comments thereon, Acquiror shall file with the SEC a Registration Statement on Form S-4 (or such other or successor form as shall be appropriate), which complies in form with applicable SEC requirements and shall use all reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable; provided, however, that Acquiror shall have no obligation to agree to account for the Merger as a "purchase" in order to cause the Registration Statement to become effective. Each of Acquiror and Target will notify the other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement or any other filing or for additional information and will supply the other with copies of all correspondence between such company or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement or other filing. The Registration Statement and the other filings shall comply in all material respects with all applicable requirements of law. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Registration Statement or any other filing, Acquiror or Target, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Acquiror, such amendment or supplement. Subject to the provisions of Section 4.3, the Proxy Statement shall include the recommendation of the Board of Directors of Target in favor of the Merger; provided that such recommendation may not be included or may be withdrawn if previously included if Target's Board of Directors believes in good faith that a Superior Proposal has been made or, upon written advice of its outside legal counsel, shall determine that to include such recommendation or not withdraw such recommendation if previously included would constitute a breach of the Board's fiduciary duty under applicable law. The Proxy Statement shall include the recommendation of the Board of Directors of Acquiror in favor of the Merger; provided that such recommendation may not be included or may be withdrawn if previously included if Acquiror's Board of Directors determines in good faith, upon written advice of its outside legal counsel, that such Board's fiduciary duties under applicable law require it to do so.

  5.2 Meeting of Stockholders. Promptly after the date hereof, Target and Acquiror shall each take all action necessary in accordance with Delaware Law and their respective Certificates of Incorporation and Bylaws to convene the Target Shareholders Meeting and the Acquiror Stock holders Meeting, respectively, to be held as promptly as practicable, and in any event within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of voting upon this Agreement. Target and Acquiror shall consult with each other and use their commercially reasonable efforts to hold their respective stockholders meetings on the same day. Promptly after the date hereof, Target and Acquiror shall each use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the approval of this Agreement and the approval of the issuance of shares of Acquiror Common Stock pursuant to the terms of the Merger, as the case may be, and will take all other action necessary or advisable to secure the vote or consent of their respective stock holders required by the rules of the National Association of Securities Dealers, Inc, or the Delaware General Corporation Law, except to the extent that the Board of Directors of such party determines that doing so would cause the Board of Directors to breach its fiduciary duties under applicable law.

  5.3 Access to Information.

    (a) Target shall afford Acquiror and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the earlier of the Effective Time or the termination of this Agreement under Article VII to (i) all of Target's and its subsidiaries' properties, books, contracts, commitments and records, and
  (ii) all other information concerning the business, properties and personnel of Target and its subsidiaries as Acquiror may reasonably request. Target agrees to provide to Acquiror and its accountants, counsel and other representatives copies of internal financial statements promptly upon request. Acquiror shall afford Target and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the earlier of the Effective Time or the termination of this Agreement under Article VII to (i) all of Acquiror's and its subsidiaries' properties, books, contracts, commitments and records, and (ii) all other information concerning the business, properties and personnel of Acquiror and its subsidiaries as Target may reasonably request. Acquiror agrees to provide to Target and its accountants, counsel and other representatives copies of internal financial statements promptly upon request.

    (b) Subject to compliance with applicable law, from the date hereof until the earlier of the Effective Time or the termination of this Agreement under Article VII, each of Acquiror and Target shall confer on a regular and frequent basis with one or more representatives of the other party to report matters of materiality and the general status of ongoing operations.

    (c) No information or knowledge obtained in any investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

  5.4 Confidentiality. The parties acknowledge that each of Acquiror and Target have previously executed a Mutual Confidentiality and Standstill Agreement, dated November 6, 1996 (the "Confidentiality Agreement"), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as is necessary to comply with the terms of this Agreement.

  5.5 Public Disclosure. Unless otherwise permitted by this Agreement, Acquiror and Target shall consult with each other before issuing any press release or otherwise making any public statement (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement without the prior approval of the other (which approval shall not be unreasonably withheld), except as may be required by law, or in exercise of the fiduciary duties of the Board of Directors, or by obligations pursuant to any listing agreement with any national securities exchange or with the NASD.

  5.6 Consents; Cooperation.

    (a) Each of Acquiror and Target shall promptly apply for or otherwise seek, and use its best efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger, including those required under HSR, and shall use its reasonable efforts to obtain all necessary consents, waivers and approvals under any of its material contracts in connection with the Merger for the assignment thereof or otherwise, except where the failure to obtain such consents under material contracts would not have a Material Adverse Effect on Target. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to HSR or any other federal, state or foreign antitrust or fair trade law.

    (b) Each of Acquiror and Target shall use all reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under HSR, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "Antitrust Laws"). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Acquiror and Target shall cooperate and use all best efforts vigorously to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or over turned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent (each an "Order"), that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any such other transactions, unless by mutual agreement Acquiror and Target decide that litigation is not in their respective best interests. Notwithstanding the provisions of the immediately preceding sentence, it is expressly understood and agreed that Acquiror shall have no obligation to litigate or contest any administrative or judicial action or proceeding or any Order beyond the earlier of (i) April 15, 1997, or (ii) the date of a ruling preliminarily enjoining the Merger issued by a court of competent jurisdiction. Each of Acquiror and Target shall use all reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement.

    (c) Notwithstanding anything to the contrary in Section 5.6(a) or (b),
  (i) neither Acquiror nor any of it subsidiaries shall be required to divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation, that could reasonably be expected to have a Material Adverse Effect on Acquiror or of Acquiror combined with the Surviving Corporation after the

  Effective Time or (ii) neither Target nor its subsidiaries shall be required to divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation, that could reasonably be expected to have a Material Adverse Effect on Target.

  5.7 Pooling Accounting. Acquiror and Target shall each use its best efforts to cause the business combination to be effected by the Merger to be accounted for as a pooling of interests. Each of Acquiror and Target shall use its best efforts to cause its "Affiliates" (as defined in Section 5.8) not to take any action that would prevent Acquiror from accounting for the business combination to be effected by the merger as a pooling of interest.

  5.8 Affiliate Agreements.

    (a) Schedule 5.8(a) of the Disclosure Letter sets forth those persons who may be deemed "Affiliates" of Target within the meaning of Rule 145 promulgated under the Securities Act ("Rule 145"). Target shall provide Acquiror such information and documents as Acquiror shall reasonably request for purposes of reviewing such list. Target shall use its best efforts to deliver or cause to be delivered to Acquiror, promptly after the execution of this Agreement (and in each case at least thirty (30) days prior to the Effective Time) from each of the Affiliates of Target, an executed Affiliate Agreement in the form attached hereto as Exhibit B-1. Acquiror and Merger Sub shall be entitled to place appropriate legends on the certificates evidencing any Acquiror Common Stock to be received by such Affiliates of Target pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for Acquiror Common Stock, consistent with the terms of such Affiliates Agreements.

    (b) Schedule 5.8(b) of the Disclosure Letter sets forth those persons who may be deemed "Affiliates" of Acquiror within the meaning of Rule 145. Acquiror shall provide Target such information and documents as Target shall reasonably request for purposes of reviewing such list. Acquiror shall use its best efforts to deliver or cause to be delivered to Target, concurrently with the execution of this Agreement (and in each case at least thirty (30) days prior to the Effective Time) from each of the Affiliates of Acquiror, an executed Affiliate Agreement in the form attached hereto as Exhibit B-2.

  5.9 Legal Requirements. Each of Acquiror, Merger Sub and Target will, and will cause their respective subsidiaries to, take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other person, required to be obtained or made in connection with the taking of any action contemplated by this Agreement. Each of Acquiror and Target further agrees to notify the other promptly of the receipt of any comments from any government officials for amendments or supplements to any filing or for additional information and will supply the other with copies of all correspondence between such company or any of its representatives, on the one hand, and the government officials, on the other hand, with respect to such filing. All filings shall comply in all material respects with all applicable requirements of law. Whenever any event occurs which is required to be set forth in an amendment or supplement to any such filing, Acquiror or Target, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the government officials.

  5.10 Blue Sky Laws. Acquiror shall take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of the Acquiror Common Stock in connection with the Merger. Target shall use its best efforts to assist Acquiror as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Acquiror Common Stock in connection with the Merger.

5.11 Employee Benefit Plans.

    (a) At the Effective Time, each outstanding option to purchase shares of Target Common Stock under the Target Stock Option Plans, whether vested or unvested, will be assumed by Acquiror. Schedule 5.11 of the Disclosure Letter hereto sets forth a true and complete list as of the date hereof of all holders of outstanding options under the Target Stock Option Plans, including the number of shares of Target capital stock subject to each such option, the exercise or vesting schedule, the exercise price per share and the term of each such option. On the Closing Date, Target shall deliver to Acquiror an updated Schedule 5.11 of the Disclosure Letter hereto current as of such date. Each such option so assumed by Acquiror under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the Target Stock Option Plans and the documents governing the outstanding options under those Plans, immediately prior to the Effective Time, except that (i) such option will be exercisable for that number of whole shares of Acquiror Common Stock equal to the product of the number of shares of Target Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the nearest whole number of shares of Acquiror Common Stock, and (ii) the per share exercise price for the shares of Acquiror Common Stock issuable upon exercise of such assumed option will be equal to the quotient determined by dividing the exercise price per share of Target Common Stock at which such option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. Consistent with the terms of the Target Stock Option Plans and the documents governing the outstanding options under those Plans and except as set forth in the Target Disclosure Letter, the Merger will not terminate any of the outstanding options under such Plans or accelerate the exercisability or vesting of such options or the shares of Acquiror Common Stock which will be subject to those options upon the Acquiror's assumption of the options in the Merger. It is the intention of the parties that the options so assumed by Acquiror qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent such options qualified as incentive stock options as of the Effective Time. As soon as reasonably practical but in no event more than 30 days after the Effective Time, Acquiror will issue to each person who, immediately prior to the Effective Time was a holder of an outstanding option under the Target Stock Option Plans a document in form and substance satisfactory to Target evidencing the foregoing assumption of such option by Acquiror.

    (b) Outstanding purchase rights under the Target ESPP shall be assumed by Acquiror at the Effective Time. Schedule 5.11(b) of the Disclosure Letter hereto sets forth a true and complete list as of the date hereof of all holders of outstanding purchase rights under the Target ESPP, including payroll deduction amounts elected by each holder and the price per share of Target Stock at the beginning of the current offering period. On the Closing Date, Target shall deliver to Acquiror an updated Schedule 5.11(b) of the Disclosure Letter current as of such date. Each such purchase right so assumed by Acquiror under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the Target ESPP and the documents governing the outstanding purchase rights under the Target ESPP, immediately prior to the Effective Time, except that the purchase price of shares of Acquiror Common Stock and the number of shares of Acquiror Common Stock to be issued upon the exercise of such purchase right shall be adjusted in accordance with the Exchange Ratio. The assumed outstanding purchase rights under the Target ESPP shall be exercised immediately prior to the start date of the first offering period under the Acquiror Employee Stock Purchase Plan occurring after the Effective Time, and each participant in the Target ESPP shall accordingly be issued shares of Acquiror Common Stock at that time. The Target ESPP, and all outstanding purchase rights thereunder, shall terminate with such exercise date, and no purchase rights shall be subsequently granted or exercised under the Target ESPP. Target employees who meet the eligibility requirements for participation in the Acquiror Employee Stock Purchase Plan shall be eligible to begin payroll deductions under that plan as of the start date of the first offering period thereunder after the Effective Time.

5.12 [Intentionally left blank.]

5.13 Form S-8. Acquiror agrees to file, no later than five (5) business days after the Closing Date, a registration statement on Form S-8 covering the shares of Acquiror Common Stock issuable pursuant to outstanding options and purchase rights under the Target Stock Option Plans and Target ESPP assumed by Acquiror. Target shall cooperate with and assist Acquiror in the prepara tion of such registration statement.

5.14 Indemnification.

    (a) After the Effective Time, Acquiror will, and will cause the Surviving Corporation to, indemnify and hold harmless the present and former officers, directors, employees and agents of Target (the "Indemnified Parties") in respect of acts or omissions occurring on or prior to the Effective Time to the extent permitted by law and to the extent provided under Target's Certificate of Incorporation and Bylaws or any indemnification agreement with Target officers and directors to which Target is a party, in each case in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. Without limitation of the foregoing, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter relating to this Agreement or the transactions contemplated hereby occurring on or prior to the Effective Time, Acquiror shall, or shall cause the Surviving Corporation to, pay as incurred such Indemnified Party's reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith.

    (b) For six years after the Effective Time, Acquiror will either (i) at all times maintain at least $5,000,000 in cash, marketable securities and unrestricted lines of credit to be available to indemnify the Indemnified Parties in accordance with Section 5.14(a) above (but such amount shall not be construed as a limitation of any such indemnification), or (ii) cause the Surviving Corporation to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such person currently covered by Target's officers' and directors' liability insurance policy on terms substantially similar to those of such policy in effect on the date hereof, provided that in satisfying its obligation under this Section, Acquiror shall not be obligated to cause the Surviving Corporation to pay premiums in excess of 150% of the amount per annum Target paid in its last full fiscal year, which amount has been disclosed to Acquiror and if the Surviving Corporation is unable to obtain the insurance required by this
  Section 5.14, it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

    (c) To the extent there is any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time) against an Indemnified Party that arises out of or pertains to any action or omission in his or her capacity as a director, officer, employee, fiduciary or agent of Target occurring prior to the Effective Time, or arises out of or pertains to the transactions contemplated by this Agreement for a period of six years after the Effective Time (whether arising before or after the Effective Time), such Indemnified Party shall be entitled to be represented by counsel and following the Effective Time (i) any counsel retained by the Indemnified Parties shall be reasonably satisfactory to the Surviving Corporation and Acquiror, (ii) the Surviving Corporation and Acquiror shall pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received and (iii) the Surviving Corporation and Acquiror will cooperate in the defense of any such matter; provided, however, that neither the Surviving Corporation nor Acquiror shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and provided further, that, in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims. The Indemnified Parties as a group shall be entitled to reimbursement for only one law firm (in addition to local counsel) to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

    (d) The provisions of this Section 5.14 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives.

5.15 Option Agreement. Concurrently with the execution of this Agreement, Target shall deliver to Acquiror an executed Option Agreement in the form of Exhibit C attached hereto. Target agrees to fully perform its obligations under the Option Agreement.

5.16 Listing of Additional Shares. Prior to the Effective Time, Acquiror shall file with the Nasdaq National Market a Notification Form for Listing of Additional Shares with respect to the shares referred to in Section 6.1(f).

5.17 Nasdaq Quotation. Target and Acquiror agree to continue the quotation of Target Common Stock and Acquiror Common Stock, respectively, on the Nasdaq National Market during the term of the Agreement so that, to the extent necessary, appraisal rights will not be available to stockholders of Target under Section 262 of the Delaware Law.

5.18 Pooling Letters.

    (a) Target shall use all reasonable efforts to cause to be delivered to Acquiror a letter of Target's independent auditors, dated on or prior to the date of this Agreement and confirmed in writing two business days before the date of the Proxy Statement to the effect that Target qualifies as an entity that may be a party to a business combination for which the pooling-of-interest method of accounting would be available and in a form reasonably satisfactory to Acquiror and customary in scope and substance for letters delivered by independent public accountants in connection with transactions of this type.

    (b) Acquiror shall use all reasonable efforts to cause to be delivered to Target a letter of Acquiror's independent auditors, dated on or prior to the date of this Agreement and confirmed in writing two business days before the date of the Proxy Statement regarding concurrence with Acquiror's management's conclusion regarding appropriateness of pooling-of-interest accounting treatment for the Merger under APB Opinion No. 16 if consummated in accordance with this Agreement and in a form reasonably satisfactory to Target and customary in scope and substance for letters delivered by independent public accountants in connection with transactions of this type.

5.19 Participation Agreement. Target shall use its best efforts, on behalf of Acquiror and pursuant to the request of Acquiror, to cause each Target stockholder named in Schedule 5.19 of the Disclosure Letter to execute and deliver to Acquiror a Participation Agreement in substantially the form of Exhibit D attached hereto concurrently with the execution of this Agreement (and in each case no later than the date prior to the time that the preliminary proxy materials are filed with the SEC pursuant to Section 5.1). Target shall use its commercially reasonable efforts to provide to Acquiror, as promptly as practicable following the date hereof, a letter correctly stating on Schedule 5.19 of the Disclosure Letter the number of shares of Target Common Stock beneficially owned by each person listed.

5.20 Employment and Noncompetition Agreements. Prior to the Effective Time, Acquiror shall enter into an Employment and Noncompetition Agreement (i) in the form of Exhibit E-1 attached hereto with each of the individuals named on
Schedule 5.20(a) of the Disclosure Letter and (ii) in the form of Exhibit E-2 attached hereto with each of the individuals named on Schedule 5.20(b) of the Disclosure Letter; provided, however, that this covenant shall not be deemed to have been breached as a result of any individual named on Schedule 5.20(a) or Schedule 5.20(b) of the Disclosure Letter failing to enter into any such agreement.

5.21 Amendment to Registration Rights. Target shall use its commercially reasonably efforts to obtain such amendments to registration rights agreements to which it is a party as may be requested by Acquiror.

5.22 FIRPTA. Acquiror and Target shall use commercially reasonable efforts to timely comply with the notice requirements of Income Tax Regulations, Section 1.897-2(h).

5.23 Best Efforts and Further Assurances. Each of the parties to this Agreement shall use its best efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

                                  ARTICLE VI

                           CONDITIONS TO THE MERGER

6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:

    (a) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of Target and the stockholders of Acquiror (as described in Section 2.24) under Delaware Law and under NASD Rule 4460(i).

    (b) Registration Statement Effective. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding respect of the Proxy Statement, shall have been initiated or threatened to either party by the SEC.

    (c) No Injunctions or Restraints: Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal or prevents or prohibits the Merger. In the event an injunction or other order shall have been issued, each party agrees to use its reasonable diligent efforts to have such injunction or other order lifted.

    (d) Governmental Approval. All material authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any Governmental Entity necessary for the consummation of the transactions contemplated by this Agreement and the Certificate of Merger shall have been filed, expired or been obtained, other than those that, individually or in the aggregate, the failure to be filed, expired or obtained would not, in the reasonable opinion of Acquiror after consultation with Target, have a Material Adverse Effect on Target or Acquiror.

    (e) Tax Opinion. Acquiror and Target shall have received substantially identical written opinions of Wilson Sonsini Goodrich & Rosati, P.C., legal counsel to Acquiror, and Testa, Hurwitz & Thibeault, LLP, legal counsel to Target, respectively, in form and substance reasonably satisfactory to them, and shall be to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and such opinions shall not have been withdrawn. In rendering such opinions, counsel shall be entitled to rely upon, among other things, reasonable assumptions as well as representations of Acquiror, Merger Sub and Target and certain stockholders of Target.

    (f) Listing of Additional Shares. The filing with the Nasdaq National Market of a Notification Form for listing of Additional Shares with respect to the shares of Acquiror Common Stock issuable upon conversion of the Target Common Stock in the Merger and upon exercise of the options under the Target Stock Option Plans assumed by Acquiror shall have been made.

    (g) Letter from Accountants. Prior to the Effective Time, each of Acquiror and Target shall have received a confirming letter from each of Ernst & Young LLP, independent auditors, and Arthur Andersen LLP, independent auditors, as described in Section 5.18.

6.2 Additional Conditions to Obligations of Target. The obligations of Target to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Target:

    (a) Representations and Warranties. The representations and warranties of Acquiror and Merger Sub contained in this Agreement shall be true and correct as of the Effective Time, with the same force and effect as if made on and as of the Effective Time, except for such inaccuracies as individually or in the aggregate that would not have a Material Adverse Effect on Acquiror, and Target shall have received a certificate to such effect signed on behalf of Acquiror by the President and Chief Financial Officer of Acquiror.

    (b) Agreements and Covenants. Acquiror and Merger Sub shall have performed or complied in all material respects with all covenants, obligations, conditions and agreements required by this Agreement to be performed or complied with by them on or prior to the Effective Time; and, Target shall have received a certificate to such effect signed by the President and Chief Financial Officer of Acquiror.

    (c) Legal Opinion. Target shall have received a legal opinion from Wilson, Sonsini, Goodrich & Rosati, P.C., counsel to Acquiror, substantially in the form of Exhibit F hereto.

    (d) No Material Adverse Effect. There shall not have occurred any Material Adverse Effect with respect to Acquiror.

    (e) Third Party Consents. Target shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under any material contract of Acquiror or any of its subsidiaries or otherwise, except where the failure to obtain such consent or approval would not have a Material Adverse Effect on Acquiror.

    (f) Injunctions or Restraints on Conduct of Business. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Acquiror's business following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking the foregoing be pending except where the existence of any of the foregoing items would not have a Material Adverse Effect on Acquiror.

    (g) Appointment to Board of Acquiror. Ronald Nordin shall have been appointed to the Board of Directors of Acquiror, contingent upon the consummation of the Merger.

6.3 Additional Conditions to the Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by
Acquiror:

    (a) Representations and Warranties. The representations and warranties of Target contained in this Agreement shall be true and correct as of the Effective Time, with the same force and effect as if made on and as of the Effective Time, except, for such inaccuracies as individually or in the aggregate that would not have a Material Adverse Effect on Target; and, Acquiror and Merger Sub shall have received a certificate to such effect signed on behalf of Target by the President and Chief Financial Officer of Target.

    (b) Agreements and Covenants. Target shall have performed or complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the Acquiror and Merger Sub shall have received a certificate to such effect signed by the President and Chief Financial Officer of Target.

    (c) Legal Opinion. Acquiror shall have received a legal opinion from Testa, Hurwitz & Thibeault, LLP, legal counsel to Target, in substantially the form of Exhibit G.

    (d) Third Party Consents. Acquiror shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under any material contract of Target or any of its subsidiaries or otherwise, except where the failure to obtain such consent or approval would not have a Material Adverse Effect on Target.

    (e) Injunctions or Restraints on Conduct of Business. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Acquiror's conduct or operation of the business of Target and its subsidiaries, following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking the foregoing be pending, except where the existence of any of the foregoing items would not have a Material Adverse Effect on Target.

    (f) No Material Adverse Effect. There shall not have occurred any Material Adverse Effect with respect to Target.

    (g) Affiliate Agreements. Acquiror shall have received from each of the Affiliates of Target an executed Affiliate Agreement in substantially the form attached hereto as Exhibit B-1.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Target and by the stockholders of Acquiror, this Agreement may be terminated:

    (a) by mutual written consent duly authorized by the Board of Directors of Acquiror and Target;

    (b) by either Acquiror or Target, if, without fault of the terminating party, the Closing shall not have occurred on or before April 15, 1997 (provided, a later date may be agreed upon in writing by the parties hereto, and provided further that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement);

    (c) by Acquiror, (i) upon a breach of any representation, warranty, covenant or agreement on the part of Target set forth in this Agreement, or if any representation or warranty of Target shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in Target's representations and warranties or breach by Target is curable by Target through the exercise of its commercially reasonable efforts within ten business days of receipt by Target of written notice thereof, Acquiror may not terminate this Agreement under this Section 7.1(c)(i) during such ten business day period, so long as Target continues to exercise such commercially reasonable efforts, and provided further that the right to terminate this Agreement by Acquiror under this Section 7.1(c)(i) shall not be available to Acquiror where Acquiror is at that time in willful breach of this Agreement; (ii) if the Board of Directors of Target shall have withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to Acquiror or shall have resolved to do any of the foregoing, provided that the right to terminate this Agreement by Acquiror under this Section 7.1(c)(ii) shall not be available to Acquiror where Acquiror is at that time in willful breach of this Agreement, or (iii) for any reason Target fails to call and hold the Target Stockholders Meeting by April 15, 1997 and Target is at that time in willful breach of this Agreement, provided that the right to terminate this Agreement by Acquiror under this Section 7.1(c)(iii) shall not be available to Acquiror where Acquiror is at that time in willful breach of this Agreement;

    (d) by Target (i) upon a breach of any representation, warranty, covenant or agreement on the part of Acquiror set forth in this Agreement, or if any representation or warranty of Acquiror shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in Acquiror's representations and warranties or breach by Acquiror is curable by Acquiror through the exercise of its commercially reasonable efforts within ten business days of receipt by Acquiror of written notice thereof, Target may not terminate this Agreement under this Section 7.1(d)(i) during such ten business day period, so long as Acquiror continues to exercise such commercially reasonable efforts, and provided further that the right to terminate this Agreement by Target under this
  Section 7.1(d)(i) shall not be available to Target where Target is at that time in willful breach of this Agreement; (ii) if the Board of Directors of Acquiror shall have withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to Target or shall have resolved to do any of the foregoing, provided that the right to terminate this Agreement by Target under this Section 7.1(d)(ii) shall not be available to Target where Target is at that time in willful breach of this Agreement, or (iii) for any reason Acquiror fails to call and hold the Acquiror Stockholders Meeting by April 15, 1997 and Acquiror is at that time in willful breach of this Agreement, provided that the right to terminate this Agreement by Target under this Section 7.1(d)(iii) shall not be available to Target where Target is at that time in willful breach of this Agreement;

    (e) by Target if a Trigger Event (as defined in Section 7.3(f)) or Takeover Proposal (as defined in Section 7.3(g)) shall have occurred and the Board of Directors of Target in connection therewith, after consultation with its legal counsel, withdraws or modifies its approval and recommendation of this Agreement and the transactions contemplated hereby after, in the case of the termination by Target, determining that to cause Target to proceed with the transactions contemplated hereby would not be consistent with the Board of Directors' fiduciary duty to the stockholders of Target;

    (f) by Acquiror, if following a Trigger Event or Takeover Proposal, the Board of Directors of Target shall withdraw or modify its recommendation of this Agreement and the transactions contemplated hereby;

    (g) by either Acquiror or Target, if there shall have occurred any Material Adverse Effect with respect to the other party since the date of this Agreement;

    (h) by either Acquiror or Target if (i) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable or (ii) any required approval of the stockholders of Target or the stockholders of Acquiror shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof; or

    (i) by Target, in the event (i) of the acquisition, by any person or group of persons (other than persons or groups of persons who (A) acquired shares of Acquiror Common Stock pursuant to any merger of Acquiror in which Acquiror was the surviving corporation and stock holders of Acquiror represent less than 70% of the outstanding shares of the surviving corporation following such transaction or any acquisition by Acquiror of all or substantially all of the capital stock or assets of another person or (B) disclose their beneficial ownership of shares of Acquiror Common Stock on Schedule 13G under the Exchange Act), of beneficial ownership of 30% or more of the outstanding shares of Acquiror Common Stock (the terms "person," "group" and "beneficial ownership" having the meanings ascribed thereto in Section 13(d) of the Exchange Act and the regulations promulgated thereunder), (ii) the Board of Directors of Acquiror accepts or publicly recommends acceptance of an offer from a third party to acquire 50% or more of the outstanding shares of Acquiror Common Stock or of Acquiror's consolidated assets; or (iii) Acquiror acquires or agrees to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof and such acquisition requires the approval of the stock holders of Acquiror in accordance with Delaware Law or NASD Rule 4460(i).

7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror, Merger Sub or Target or their respective officers, directors, stockholders or affiliates, except to the extent that such termination results from the willful breach by a party hereto of any of its representations, warranties or covenants set forth in this Agreement; provided that, the provisions of Section 5.4 (Confidentiality), Section 7.3

(Expenses and Termination Fees) and this Section 7.2 shall remain in full force and effect and survive any termination of this Agreement.

7.3 Expenses and Termination Fees.

    (a) Subject to Sections 7.3(b), 7.3(c), 7.3(d) and 7.3(e), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisers, accountants and legal counsel) shall be paid by the party incurring such expense, except that expenses incurred in connection with printing the Proxy Materials and the Registration Statement, registration and filing fees incurred in connection with the Registration Statement, the Proxy Materials and the listing of additional shares pursuant to Section 6.1(f) and fees, costs and expenses associated with compliance with applicable state securities laws in connection with the Merger shall be shared equally by Target and Acquiror.

    (b) In the event that (i) Target shall terminate this Agreement pursuant to Section 7.1(e), (ii) either Acquiror or Target shall terminate this Agreement pursuant to Section 7.1(h)(ii) following a failure of the stockholders of Target to approve this Agreement and, prior to the time of the meeting of Target's stockholders, there shall have been (A) a Trigger Event or (B) a Takeover Proposal, (iii) Acquiror shall terminate this Agreement pursuant to Section 7.1(c)(iii) and, prior thereto, there shall have been (A) a Trigger Event or (B) a Takeover Proposal, or (iv) Acquiror shall terminate this Agreement pursuant to Section 7.1(f), then Target shall immediately reimburse Acquiror for up to $1,000,000 of out-of-pocket costs and expenses incurred by Acquiror in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisors, accountants and legal counsel), and, in addition Target shall promptly pay to Acquiror the sum of $6,000,000.

    (c) In the event that Target shall terminate this Agreement pursuant to
  Section 7.1(d)(ii), 7.1(d)(iii) or, following a failure of the stockholders of Acquiror to approve this Agreement, pursuant to 7.1(h)(ii), then Acquiror shall immediately reimburse Target for up to $1,000,000 of out-of-pocket costs and expenses incurred by Target in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisors, accountants and legal counsel), and, in addition Acquiror shall promptly pay to Target the sum of $20,000,000.

    (d) In the event that Acquiror shall terminate this Agreement pursuant to
  Section 7.1(c) or, following a failure of the stockholders of Target to approve this Agreement, pursuant to 7.1(h)(ii), Target shall promptly reimburse Acquiror for up to $1,000,000 of out-of-pocket costs and expenses incurred by Acquiror in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisors, accountants and legal counsel).

    (e) In the event that Target shall terminate this Agreement pursuant to
  Section 7.1(d)(i), Acquiror shall promptly reimburse Target for up to $1,000,000 of out-of-pocket costs and expenses incurred by Acquiror in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisors, accountants and legal counsel).

    (f) As used herein, a "Trigger Event" shall occur if any Person (other than a person disclosing its beneficial ownership of shares of Target's Common Stock on Schedule 13G under the Exchange Act) acquires securities representing 20% or more, or commences a tender or exchange offer following the successful consummation of which the offeror and its affiliate would beneficially own securities representing 20% or more, of the voting power of Target.

    (g) As used in Section 7.3(b), "Takeover Proposal" shall occur if there is an offer or proposal for, or any indication of interest in (where such indication of interest has been disclosed publicly), a merger or other business combination involving Target or the acquisition of 20% or more of the outstanding shares of capital stock of Target or the sale or transfer of any material assets (excluding the sale or disposition of assets in the ordinary course of business) of Target, or any of its subsidiaries, other than transactions contemplated by this Agreement and transactions by persons disclosing their beneficial ownership of shares of Target's Common Stock on Schedule 13G under the Exchange Act.

    (h) Payment of any of the amounts described in Section 7.3(b), 7.3(c), 7.3(d) or 7.3(e) shall not be in lieu of damages in the event of breach of this Agreement.

7.4 Amendment. The boards of directors of the parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties hereto; provided that an amendment made subsequent to adoption of the Agreement by the stockholders of Target or Merger Sub shall not (i) alter or change the amount or kind of consideration to be received on conversion of the Target Common Stock, (ii) alter or change any term of the Certificate of Incorporation of the Surviving Corporation to be effected by the Merger, or (iii) alter or change any of the terms and conditions of the Agreement if such alteration or change would adversely affect the holders of Target Common Stock or Merger Sub Common Stock.

7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                 ARTICLE VIII

                              GENERAL PROVISIONS

8.1 Non-Survival at Effective Time. The representations, warranties and agreements set forth in this Agreement shall terminate at the Effective Time, except that the agreements set forth in Article 1, Section 5.4 (Confidentiality) 5.7 (Pooling Accounting), 5.8 (Affiliates), 5.12 (Employee Benefit Plans), 5.14 (Form S-8), 5.15 (Indemnification), 5.21 (Best Efforts and Further Assurances), 7.3 (Expenses and Termination Fees), 7.4 (Amendment), and this Article VIII shall survive the Effective Time.

8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

  (a) if to Acquiror or Merger Sub, to:
    Rational Software Corporation
    2800 San Tomas Expressway
    Santa Clara, California 95051
    Attention: President
    Facsimile No.: (408) 970-0715
    Telephone No.: (408) 496-3600

    with a copy to:
    Wilson, Sonsini, Goodrich & Rosati 650 Page Mill
    Road Palo Alto, California 94304-1050
    Attention: Frank Currie, Esq.
    Facsimile No.: (415) 493-6811
    Telephone No.: (415) 493-9300

  (b) if to Target, to:

    SQA, Inc.
    One Burlington Woods
    Burlington, Massachusetts 01803
    Attention: President
    Facsimile No.: (617) 229-3783
    Telephone No.: (617) 229-3500

    with a copy to:

    Testa, Hurwitz & Thibeault, LLP
    High Street Tower
    125 High Street
    Boston, MA 02110
    Attention: William J. Schnoor, Jr., Esq.
    Facsimile No.: (617) 248-7100
    Telephone No.: (617) 248-7000

8.3 Interpretation. When a reference is made in this Agreement to Exhibits or Schedules, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. The words "include," "includes" and "including," when used herein shall be deemed in each case to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "the date of this Agreement", "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to November 12, 1996. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

8.5 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, including the Target Disclosure Letter and the Acquiror Disclosure Letter (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms; (b) are not intended to confer upon any other person any rights or remedies hereunder, except as set forth in Sections 1.6(a)-(c) and (f), 1.8-1.10, 5.11, 5.13 and 5.14; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

8.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.7 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of the state or federal courts located in the State of Delaware in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of California for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

  IN WITNESS WHEREOF, Target, Acquiror and Merger Sub have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

                                          Rational Software Corporation

                                                     /s/ Paul D. Levy
                                          By___________________________________
                                               Chairman and Chief Executive
                                                          Officer

                                          Sunshine Acquisition

                                                     /s/ Paul D. Levy
                                          By___________________________________
                                                         President

                                          SQA, Inc.

                                                   /s/ Ronald H. Nordin
                                          By___________________________________
                                               President and Chief Executive
                                                          Officer

                                                                      EXHIBIT A

                             CERTIFICATE OF MERGER

                                    MERGING

                       SUNSHINE ACQUISITION CORPORATION

                             WITH AND INTO TARGET

                               ----------------
    Pursuant to Section 251 of the General Corporation Law of the State of
                                   Delaware
                               ----------------

  Sunshine Acquisition Corporation, a Delaware corporation ("Merger Sub"), and SQA, Inc., a Delaware corporation ("Target"), DO HEREBY CERTIFY AS FOLLOWS:

  FIRST: That Merger Sub was incorporated on November 8, 1996, pursuant to the Delaware General Corporation Law (the "Delaware Law"), and that Target was
incorporated on     ,   , pursuant to the Delaware Law.

  SECOND: That an Agreement and Plan of Reorganization (the "Reorganization
Agreement"), dated as of November    , 1996, as amended, among Acquiror, a
California corporation, Merger Sub and Target, setting forth the terms and conditions of the merger of Merger Sub with and into Target (the "Merger"), has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with Section 251 of the Delaware Law.

  THIRD: That the name of the surviving corporation (the "Surviving
Corporation") shall be        .

  FOURTH: That pursuant to the Reorganization Agreement, the Restated Certificate of Incorporation of the Surviving Corporation is amended to read in its entirety as set forth in Exhibit A hereto.

  FIFTH: That an executed copy of the Reorganization Agreement is on file at the principal place of business of the Surviving Corporation at the following address:

  Rational Software Corporation 2800 San Tomas Expressway Santa Clara, CA
  95051

  SIXTH: That a copy of the Reorganization Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of any constituent corporation.

  SEVENTH: That the Merger shall become effective upon the filing of this Certificate of Merger with the Secretary of State of the State of Delaware.

  IN WITNESS WHEREOF, each of Merger Sub and Target has caused this
Certificate of Merger to be executed in its corporate name this    day of
    , 199 .

                                          Sunshine Acquisition Corporation


                                          By___________________________________
                                               President and Chief Executive
                                                          Officer

Attest:
            , Secretary

                                          SQA, Inc.


                                          By___________________________________
                                               President and Chief Executive
                                                          Officer

Attest:

            , Secretary

                                                                        ANNEX B

                            STOCK OPTION AGREEMENT

  THIS STOCK OPTION AGREEMENT dated as of November 12, 1996 (the "Agreement") is entered into by and between Rational Software Corporation, a Delaware corporation ("Acquiror"), and SQA, Inc., a Delaware corporation ("Target").

                                   RECITALS

  WHEREAS, concurrently with the execution and delivery of this Agreement, Acquiror, Target and Sunshine Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Acquiror ("Sub"), are entering into an Agreement and Plan of Reorganization (the "Merger Agreement"), which provides that, among other things, upon the terms and subject to the conditions thereof, Sub will be merged with and into Target (the "Merger") with Target continuing as the surviving corporation and as a wholly owned subsidiary of Acquiror; and

  WHEREAS, as a condition to Acquiror's and Sub's willingness to enter into the Merger Agreement, Acquiror has requested that Target agree, and Target has so agreed, to grant to Acquiror an option to acquire shares of Target's Common Stock upon the terms and subject to the conditions set forth herein;

                                   AGREEMENT

  NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and in the Merger Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. GRANT OF OPTION

  Target hereby grants to Acquiror an irrevocable option (the "Option") to acquire 1,213,296 shares (the "Option Shares") of the Common Stock, par value $.01 per share, of Target ("Target Shares") in the manner set forth below by paying cash a price of $35.26 per share (the "Exercise Price"). Capitalized terms used in this Agreement but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

2. EXERCISE OF OPTION

The Option may be exercised by Acquiror, in full (but not in part), at any time, (i) upon the termination of the Merger Agreement upon the occurrence of any of the events described in Section 7.3(b)of the Merger Agreement, or (ii) upon the termination of the Merger Agreement upon the occurrence of any of the events described in Section 7.1(c)(ii) of the Merger Agreement if, in the case of this clause (ii), (x) prior to such event, there shall have been a Trigger Event or Takeover Proposal or (y) within 180 days after such event, there shall be a Trigger Event or a Takeover Proposal (any of such events described in clause (i) or (ii) being referred to herein as an "Exercise Event"). In the event Acquiror wishes to exercise the Option, Acquiror shall deliver to Target a written notice (an "Exercise Notice") specifying Acquiror's intention to exercise the Option. The closing of a purchase of Option Shares (the "Closing") shall occur on a date and at a time designated by Acquiror in an Exercise Notice delivered at least five business days prior to the date of such Closing, which Closing shall be held at the offices of counsel to Target. The Option shall terminate upon the earliest of (i) the Effective Time, (ii) 180 days following the termination of the Merger Agreement pursuant to Article VII thereof, if an Exercise Event shall have occurred on or prior to the date of such termination (or, if later, ten days following the event described in clause (ii)(y) above), and (iii) the date on which the Merger Agreement is terminated pursuant to Article VII thereof if an Exercise Event shall not have occurred on or prior to such date; provided, however, with respect to the preceding clause (ii) of this sentence, that if, at the expiration of the period specified therein, the Option cannot be exercised by reason of any applicable judgment, decree, order, laws or regulation, or because the waiting period related to the issuance of the Option Shares under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), if applicable, shall not have expired or been terminated, then the Option shall not terminate until the tenth business day after such impediment to exercise shall have been removed or shall have become final and not subject to appeal. Notwithstanding the foregoing, the Option may not be exercised if Acquiror is in breach in any material respect of any of its covenants or agreements contained in the Merger Agreement, or more than one year after the Exercise Event.

3. CONDITIONS TO CLOSING

  The obligation of Target to issue Option Shares to Acquiror hereunder is subject to the conditions that (a) any waiting period under the HSR Act applicable to the issuance of the Option Shares hereunder shall have expired or been terminated; (b) all consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Federal, state, local or foreign administrative agency or commission or other Federal, state, local or foreign governmental authority or instrumentality, if any, required in connection with the issuance of the Option Shares hereunder shall have been obtained or made, as the case may be; and (c) no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such issuance shall be in effect.

4. CLOSING

  At any Closing, (a) Target shall deliver to Acquiror a single certificate in definitive form representing the number of Target Shares designated by Acquiror in its Exercise Notice, such certificate to be registered in the name of Acquiror and to bear the legend set forth in Section 9 hereof, and (b) Acquiror shall pay to Target the aggregate purchase price for the Target Shares so designated and being purchased by delivery of a certified check or bank check.

5. REPRESENTATIONS AND WARRANTIES OF TARGET

  Target represents and warrants to Acquiror that (a) Target is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; (b) the execution and delivery of this Agreement by Target and consummation by Target of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Target and no other corporate proceedings on the part of Target are necessary to authorize this Agreement or any of the transactions contemplated hereby; (c) this Agreement has been duly executed and delivered by Target and constitutes a legal, valid and binding obligation of Target and, assuming this Agreement constitutes a legal, valid and binding obligation of Acquiror, is enforceable against Target in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity; (d) except for any filings as may be required under the HSR Act or filings required for companies quoted on the NASDAQ National Market, Target has taken all necessary corporate and other action to authorize and reserve for issuance and to permit it to issue upon exercise of the Option, and at all times from the date hereof until the termination of the Option will have reserved for issuance, a sufficient number of unissued Target Shares for Acquiror to exercise the Option in full and will take all necessary corporate or other action to authorize and reserve for issuance all additional Target Shares or other securities which may be issuable pursuant to Section 8 upon exercise of the Option, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable; (e) upon delivery of the Target Shares and any other securities to Acquiror upon exercise of the Option, Acquiror will acquire such Target Shares or other securities free and clear of all material claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, excluding those imposed by Acquiror; (f) the execution and delivery of this Agreement by Target do not, and the performance of this Agreement by Target will not, (i) violate the Certificate of Incorporation or Bylaws of Target, (ii) conflict with or violate any order applicable to Target or any of its subsidiaries or by which they or any of their property is bound or affected or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of Target or any of its subsidiaries pursuant to, any contract or agreement to which Target or any of its subsidiaries is a party or by which Target or any of its subsidiaries or any of their property is bound or affected, except, in the case of clauses
(ii) and (iii) above, for violations, conflicts, breaches, defaults, rights of termination, amendment, acceleration or cancellation, liens or encumbrances which would not, individually or in the aggregate, have a Material Adverse Effect on Target; and (g) the execution and delivery of this Agreement by Target do not, and the performance of this Agreement by Target will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Entity except pursuant to the HSR Act or for companies quoted on the NASDAQ National Market, if applicable.

6. REPRESENTATIONS AND WARRANTIES OF ACQUIROR

  Acquiror represents and warrants to Target that (a) Acquiror is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; (b) the execution and delivery of this Agreement by Acquiror and the consummation by Acquiror of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquiror and no other corporate proceedings on the part of Acquiror are necessary to authorize this Agreement or any of the transactions contemplated hereby; (c) this Agreement has been duly executed and delivered by Acquiror and constitutes a legal, valid and binding obligation of Acquiror and, assuming this Agreement constitutes a legal, valid and binding obligation of Target, is enforceable against Acquiror in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity; (d) the execution and delivery of this Agreement by Acquiror do not, and the performance of this Agreement by Acquiror will not, (i) violate the Certificate of Incorporation or Bylaws of Acquiror, (ii) conflict with or violate any order applicable to Acquiror or any of its subsidiaries or by which they or any of their property is bound or affected or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of Acquiror or any of its subsidiaries pursuant to, any contract or agreement to which Acquiror or any of its subsidiaries is a party or by which Acquiror or any of its subsidiaries or any of their property is bound or affected, except, in the case of clauses (ii) and (iii) above, for violations, conflicts, breaches, defaults, rights of termination, amendment, acceleration or cancellation, liens or encumbrances which would not, individually or in the aggregate, have a Material Adverse Effect on Acquiror; (e) the execution and delivery of this Agreement by Acquiror does not, and the performance of this Agreement by Acquiror will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity except pursuant to the HSR Act, if applicable; and (f) any Target Shares acquired upon exercise of the Option will not be acquired by Acquiror with a view to the public distribution thereof and Acquiror will not sell or otherwise dispose of such shares in violation of applicable law or this Agreement.

7. [INTENTIONALLY LEFT BLANK]

8. ADJUSTMENT UPON CHANGES IN CAPITALIZATION

  In the event of any change in the Target Shares by reason of stock dividends, split-ups, mergers (other than the Merger), recapitalizations, combinations, exchanges of shares and the like, the type and number of shares or securities subject to the Option and the Exercise Price shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Acquiror shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Acquiror would have received in respect of the Target Shares if the Option had been exercised immediately prior to such event or the record date therefor, as applicable.

9. RESTRICTIVE LEGENDS

  Each certificate representing Option Shares issued to Acquiror hereunder, shall include a legend in substantially the following form:

  THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT DATED AS OF NOVEMBER 12, 1996, A COPY OF WHICH MAY BE OBTAINED FROM SQA, INC.

10. NASDAQ NATIONAL MARKET LISTING AND HSR FILING

  Target, upon the request of Acquiror, shall promptly file an application to list the Target Shares to be acquired upon exercise of the Option for quotation on the Nasdaq National Market and shall use its best efforts to obtain approval of such listing as soon as practicable. Promptly after the date hereof, each of the parties hereto shall promptly file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice all required premerger notification and report forms and other documents and exhibits required to be filed under the HSR Act, if any, to permit the acquisition of the Target Shares subject to the Option at the earliest possible date.

11. BINDING EFFECT

  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing contained in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective successors and permitted assigns any rights or remedies of any nature whatsoever by reason of this Agreement. Any shares sold by a party in compliance with the provisions of Section 7 shall, upon consummation of such sale, be free of the restrictions imposed with respect to such shares by this Agreement and any transferee of such shares shall not be entitled to the rights of such party. Certificates representing shares sold in a registered public offering pursuant to Section 7 shall not be required to bear the legend set forth in Section 9.

12. SPECIFIC PERFORMANCE

  The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that in addition to other remedies the other party shall be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement. In the event that any action shall be brought in equity to enforce the provisions of the Agreement, neither party will allege, and each party hereby waives the defense, that there is an adequate remedy at law.

13. ENTIRE AGREEMENT

  This Agreement and the Merger Agreement (including the Exhibits and Schedules thereto) constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

14. FURTHER ASSURANCES

  Each party will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

15. VALIDITY

  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which shall remain in full force and effect. In the event any Governmental Entity of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith and shall execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the intent of the parties hereto with respect to such provision.

16. NOTICES

  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

  (1) if to Acquiror, to:

    Rational Software Corporation
    2800 San Tomas
    Expressway
    Santa Clara, CA 95051
    Attention: President
    Telephone No.: (408) 496-3600
    Telecopy No.: (408) 970-0715

    with a copy to:

    Wilson Sonsini Goodrich & Rosati, P.C.
    650 Page Mill Road
    Palo Alto, California 94304-1050
    Attention: Frank Currie, Esq.
    Telephone No.: (415) 493-9300
    Telecopy No.: (415) 493-6811

  (2) if to Target, to:

    SQA, Inc.
    One Burlington Woods
    Burlington, Massachusetts 01803
    Attention: President
    Telephone No.: (617) 229-3500
    Telecopy No.: (617) 229-3783

    with a copy to:

    Testa, Hurwitz & Thibeault, LLP
    High Street Tower, 125 High Street
    Boston, Massachusetts 02110
    Attention: William J. Schnoor, Jr. Esq.
    Telephone No.: (617) 248-7000
    Telecopy No.: (617) 248-7100

17. GOVERNING LAW

  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such State.

18. COUNTERPARTS

  This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but both of which, taken together, shall constitute one and the same instrument.

19. EXPENSES

  Except as otherwise expressly provided herein or in the Merger Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

20. AMENDMENTS; WAIVER

  This Agreement may be amended by the parties hereto and the terms and conditions hereof may be waived only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

21. ASSIGNMENT

  Neither of the parties hereto may sell, transfer, assign or otherwise dispose of any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that Acquiror may assign its rights and obligations hereunder to Sub.

                    [Remainder of Page Intentionally Blank]

  IN WITNESS WHEREOF, THE PARTIES HERETO HAVE CAUSED THIS AGREEMENT TO BE EXECUTED BY THEIR RESPECTIVE DULY AUTHORIZED OFFICERS AS OF THE DATE FIRST ABOVE WRITTEN.

                                          Rational Software Corporation


                                          By___________________________________
                                                           Name:
                                                           Title


                                          SQA, Inc.


                                          By___________________________________
                                                           Name
                                                           Title

                                                                        ANNEX C

                             HAMBRECHT & QUIST LLC

                                                             One Bush Street
                                                            San Francisco, CA
                                                                  94104
                                                             (415) 576-3300

Confidential

November 12, 1996

The Board of Directors
Rational Software Corporation
2800 San Tomas Expressway
Santa Clara, CA 95051-0951

Gentlemen:

  You have requested our opinion as to the fairness from a financial point of view to Rational Software Corporation ("Rational" or the "Company") of the consideration to be paid by the Company in connection with the proposed merger of a wholly-owned subsidiary of Rational with and into SQA, Inc. ("SQA") (the "Proposed Transaction") under the terms of the Agreement and Plan of Reorganization, dated as of November 12, 1996, among SQA and Rational and the related Exhibits and Schedules thereto (the "Agreement"). The Agreement provides, among other things, that Rational will issue to the stockholders of SQA, upon consummation of the Proposed Transaction, 0.86 shares of Rational common stock for each share of SQA common stock.

  Hambrecht & Quist LLC ("Hambrecht & Quist"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as a financial advisor to the Board of Directors of Rational in connection with the Proposed Transaction, and we will receive a fee for our services, which includes the rendering of this opinion.

  In the past, we have provided investment banking and other financial advisory services to Rational and have received fees for rendering these services. In the ordinary course of business, Hambrecht & Quist acts as a market maker and broker in the publicly traded securities of Rational and receives customary compensation in connection therewith, and also provides research coverage for Rational. In the ordinary course of business, Hambrecht & Quist actively trades in the equity and derivative securities of Rational for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Hambrecht & Quist may in the future provide additional investment banking or other financial advisory services to Rational. In addition, the President and Chief Executive Officer of Hambrecht & Quist, Daniel H. Case III, is a Director of Rational.

  In connection with our review of the Proposed Transaction, and in arriving at our opinion, we have, among other things:

    (i) reviewed the publicly available financial statements of Rational for recent years and interim periods to date and certain other relevant financial and operating data of Rational made available to us from published sources;

    (ii) discussed the business, financial condition and prospects of Rational with certain of its officers;

    (iii) reviewed the publicly available financial statements of SQA for recent years and interim periods to date and certain other relevant financial and operating data of SQA made available to us from published sources;

    (iv) discussed the business, financial condition and prospects of SQA with certain of its officers;

    (v) analyzed the pro forma impact of the Proposed Transaction on earnings per share, consolidated capital and other financial ratios of Rational and SQA;

    (vi) reviewed and discussed with management of Rational and SQA, the strategic rationale for the Proposed Transaction;

    (vii) reviewed the recent reported prices and trading activity for the common stocks of Rational and SQA and compared such information and certain financial information for Rational and SQA with similar information for certain other companies engaged in businesses we consider comparable;

    (viii) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

    (ix) reviewed the Agreement;

    (x) discussed the tax and accounting treatment of the Proposed Transaction with Rational and Rational lawyers and accountants; and

    (xi) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant.

  In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information concerning Rational or SQA considered in connection with our review of the Proposed Transaction, and we have not assumed any responsibility for independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of Rational or SQA nor have we conducted a physical inspection of the properties and facilities of either company. For purposes of this Opinion, we have assumed that neither Rational nor SQA is a party to any pending transactions, including external financings, recapitalizations or material merger discussions, other than the Proposed Transaction and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and any change in such conditions would require a reevaluation of this opinion.

  We express no opinion as to the price at which the shares of Rational will trade after the announcement or consummation of the Proposed Transaction.

  It is understood that this letter is for the information of the Board of Directors and may not be summarized or publicly referred to without our prior written consent; provided, however, that this letter may be reproduced in any filing made by Rational with respect to the transaction contemplated by the Agreement. This letter does not constitute a recommendation to any stockholder as to how such stockholder should vote on the Proposed Transaction.

  Based upon and subject to the foregoing and after considering such other matters as we deem relevant, we are of the opinion that as of the date hereof the consideration to be paid by Rational in the Proposed Transaction is fair to the Company from a financial point of view.

                                          Very truly yours,

                                          Hambrecht & Quist llc

                                                    /s/ P.B. Cleveland
                                          By___________________________________
                                                     Paul B. Cleveland
                                                     Managing Director

                                                                        ANNEX D

                   [ROBERTSON STEPHENS & COMPANY LETTERHEAD]


                               November 12, 1996

CONFIDENTIAL

Board of Directors
SQA, Inc.
One Burlington Woods Drive
Burlington, MA 01803

Members of the Board:

  You have asked our opinion with respect to the fairness to the shareholders of SQA, Inc., ("SQA" or the "Company"), from a financial point of view and as of the date hereof, of the Purchase Price Value (as defined below) to the shareholders of SQA, in connection with the proposed merger of SQA with a wholly-owned subsidiary of Rational Software Corporation ("Rational"), pursuant to the draft Agreement and Plan of Reorganization, dated as of November 12, 1996 (the "Agreement"). Under the terms of the Agreement, the outstanding shares of SQA common stock will be converted into shares of Rational common stock in connection with the statutory merger of the Rational subsidiary with and into SQA (the "Merger"). As a result of the Agreement, each share or equivalent of SQA common stock will be converted into the right to receive 0.86 (the "Exchange Ratio") shares or equivalents of Rational common stock. Based on the number of common and common equivalent shares outstanding as of October 28, 1996 and the closing stock price for Rational as of November 11, 1996, the implied value of the purchase price is $318 million (the "Purchase Price Value"). We have been advised that the Merger is intended qualify as a tax-free reorganization for federal income tax purposes. The terms and conditions of the Merger are set out more fully in the Agreement.

  For purposes of this opinion we have (i) reviewed financial information on SQA furnished to us by SQA, including certain internal financial analyses and forecasts prepared by the management of SQA; (ii) reviewed publicly available information; (iii) held discussions with the management of SQA and Rational concerning the businesses, past and current business operations, financial condition and future prospects of SQA and Rational; (iv) reviewed the Agreement; (v) reviewed the stock price and trading history of SQA and Rational; (vi) reviewed the valuations of publicly traded companies which we deemed comparable to SQA and Rational; (vii) compared the financial terms of the Merger with other transactions which we deemed relevant; (viii) prepared a discounted cash flow analysis of SQA; (ix) analyzed the proforma earnings per share of the combined company; and (x) made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

  In connection with our opinion, we have not independently verified any of the foregoing information and have relied on all such information being complete and accurate in all material respects. Furthermore, we did not obtain any independent appraisal of the properties or assets and liabilities of SQA or of Rational. With respect to the financial and operating forecasts (and the assumptions and bases therefor) of SQA which we have reviewed, we have assumed that such forecasts have been reasonably prepared in good faith on the basis of reasonable assumptions, reflect the best available estimates and judgments of the management of SQA and that such projections and forecasts will be realized in the amounts and in the time periods currently estimated by the management of SQA. In addition, we have relied on estimates and judgments of the managements of SQA and Rational as to the future financial performance of both companies. Further, we have assumed that the historical financial statements of SQA and Rational that we have reviewed have been prepared and presented in accordance with generally accepted accounting principles. While we believe that our review, as described within, is an adequate basis for the opinion that we express, this opinion is necessarily based on market, economic, and other conditions that exist and can be evaluated as of the date of this letter, and on information available to us as of the date hereof.

  Our opinion is limited to the fairness of the Purchase Price Value to the shareholders of SQA. We do not express any opinion regarding the current or future value of the shares of Rational common stock to be issued in the Merger, nor do we express any opinion regarding the fairness of the Merger to Rational or to its shareholders.

  Robertson, Stephens & Company may, from time to time, trade in the shares of the common stock of SQA. Furthermore, Robertson, Stephens & Company will receive a fee in connection with the rendering of this opinion.

  This opinion is for the Board of Directors of the Company and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote on the proposed Merger. This opinion may be referred to and/or included in the Registration Statement and/or Proxy Statement which may be prepared, filed and/or distributed in connection with the proposed Merger. This opinion is not to be used, quoted or referred to otherwise without Robertson, Stephens & Company's consent.

  Based on and subject to the foregoing considerations, it is our opinion, as investment bankers, that, as of the date hereof, the Purchase Price Value is fair to SQA from a financial point of view.

                                          Very truly yours,

                                          Robertson, Stephens & Company LLC

                                          By: Robertson, Stephens & Company
                                              Group, L.L.C.

                                                  /s/ Edwin David Hetz
                                          _____________________________________
                                                  Authorized Signatory

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. LNDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article 7 of the Registrant's Certificate (Exhibit 3.1 hereto) and Article VI of the Registrants' Bylaws (Exhibit 3.2 hereto) provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware Law. In addition, the Registrant has entered into Indemnification Agreements (Exhibit 10.1 hereto) with its officers and directors.

  The Agreement provides that commencing with the effectiveness of the Merger, the Registrant will indemnify the current officers and directors of Atria for any action or inaction by such person prior to the Merger.

ITEM 21. EXHIBITS AND FINANCIAL SCHEDULES

  (a) EXHIBITS

   2.01 Reorganization Agreement among Verdix Corporation, Rational Acquisition
        Corporation, and Rational, dated December 15, 1993, is incorporated herein by reference to Appendix A filed with the Registrant's
        Registration Statement on Form S-4, dated February 25, 1994
        (Registration No. 33-75724).
   2.02 Share Purchase Agreement between Telefonaktiebolaget LM Ericsson
        (publ.) and Rational Software Corporation, dated September 26, 1995, is incorporated herein by reference to Exhibit 2 filed with the Registrant's Form 8-K Current Report dated October 9, 1995 (File No. 0-
        12167) ("October 1995 8-K").
   2.03 Share Option Agreement between Usecase Engineering S.A. and Rational
        Software Corporation, dated October 9, 1995, is incorporated herein by reference to Exhibit 3 filed with the Registrant's October 1995 8-K.
   3.01 Restatement of the Certificate of Incorporation of the Registrant, dated August 30, 1996 is incorporated herein by reference to Exhibit
        4.01 filed with the Company's Form S-3 Registration Statement on
        October 3, 1996 (Registration No. 333-13313).
   3.02 Bylaws of the Registrant as most recently amended are incorporated herein by reference to Exhibit 3.9 filed with the 1996 10-K.
   4.01 Reference is made to Exhibits 3.01 and 3.02.
   4.02 Specimen of Common Stock Certificate is incorporated herein by reference to Exhibit 4.06 filed with the Registrant's Amendment No. 1 to Form S-3 Registration Statement on May 31, 1995 (File No. 33-91740).
   4.03 Rational 1983 Incentive Stock Option Plan, as amended, dated March 24,
        1992, is incorporated herein by reference to Exhibit 4.7 filed with the Registrant's Form S-8 Registration Statement on April 6, 1994
        (Registration No. 33-77382).
   4.04 Form of Stock Option Agreements for the Rational 1983 Incentive Stock
        Option Plan is incorporated herein by reference to Exhibit 4.8 filed with the Registrant's Form S-8 Registration Statement on April 6, 1994
        (Registration No. 33-77382).
   4.05 1983 Incentive Stock Option Plan, as amended, is incorporated herein by reference to Exhibit 4.3 filed with Verdix's Form 10-K Annual Report for the fiscal year ended March 31, 1989 (File No. 0-12167).
   4.06 Form of Incentive Stock Option Agreement for the 1983 Incentive Stock
        Option Plan, as amended, is incorporated herein by reference to Exhibit
        4.4 filed with Verdix's Form 10-K Annual Report for the fiscal year ended March 31, 1989 (File No. 0-12167).

   4.07 1986 Stock Option Plan, as amended, is incorporated herein by reference to Exhibit 4.6 filed with Verdix's Registration Statement on Form S-8
        (Registration No. 33-20029).
   4.08 Form of Stock Option Agreement for the 1986 Stock Option Plan, as
        amended November 15, 1991, is incorporated herein by reference to
        Exhibit 4.13 filed with Verdix's Post Effective Amendment No. 1 to the
        Registration Statement on Form S-3 (Registration No. 33-12469).
   4.09 Rational Software Corporation Stock Option Plan for Directors is
        incorporated herein by reference to Exhibit 1 filed with the
        Registrant's Form 8-K Current Report dated October 2, 1996.
   4.10 Form of Stock Option Agreements for the Rational Software Corporation
        Stock Option Plan for Directors is incorporated herein by reference to
        Exhibit 4.6 filed with the Registrant's Form S-8 Registration Statement on September 18, 1995 (Registration No. 33-97042).
   4.11 Rational 1993 Incentive Stock Option Plan is incorporated herein by reference to Exhibit 4.9 filed with the Registrant's Form S-8
        Registration Statement on April 6, 1994 (Registration No. 33-77382).
   4.12 Form of Stock Option Agreements for the Rational 1993 Stock Option Plan
        is incorporated herein by reference to Exhibit 4.10 filed with the
        Registrant's Form S-8 Registration Statement on April 6, 1994
        (Registration No. 33-77328).
   4.13 Rational Software Corporation 1994 Stock Option Plan is incorporated herein by reference to Exhibit 3 filed with the Registrant's Form 8-K
        Current Report dated October 2, 1996.
   4.14 Form of Stock Option Agreements for the Rational Software Corporation
        1994 Stock Option Plan is incorporated herein by reference to Exhibit
        4.6 filed with the Registrant's Form S-8 Registration Statement on
        September 18, 1995 (Registration No. 33-97044).
   4.15 Rational Software Corporation 1994 Employee Stock Purchase Plan is
        incorporated herein by reference to Exhibit 2 filed with the
        Registrant's Form 8-K Current Report dated October 2, 1996.
   4.16 Rational Software Corporation 1994 Employee Stock Purchase Plan
        Subscription Agreement is incorporated herein by reference to Exhibit
        4.8 filed with the Registrant's Form S-8 Registration Statement on
        October 31, 1994 (Registration No. 33-85906) and amended September 18,
        1995.
   4.17 Rational Software Corporation 1997 Stock Option Plan.
   4.18 Agreement among the Registrant, Rational, and International Business
        Machines Corporation ("IBM"), dated December 15, 1993, is incorporated by reference to Exhibit 4.17 filed with the Registrant's Registration
        Statement on Form S-4, dated February 25, 1994 (Registration No. 33-
        75724).
   4.19 Preferred Stock Purchase Agreement between Rational and IBM, dated as of November 29, 1989, is incorporated by reference to Exhibit 4.18 filed with the Registrant's Registration Statement on
        Form S-4, dated February 25, 1994 (Registration No. 33-75724).
   4.20 Agreement among the Registrant, Rational, Martin Marietta Investments,
        Inc., and Martin Marietta Technologies, Inc., dated December 15, 1993, is incorporated herein by reference to Exhibit 10.33 filed with the
        Registrant's Registration Statement on Form S-4, dated February 25,
        1994 (Registration No. 33-75724).
   4.21 Stock Purchase Agreement between the Registrant and Martin Marietta
        Corporation, dated March 8, 1985, is incorporated herein by reference to Exhibit 4.1 filed with the Registrant's Form 8-K Current Report dated March 8, 1985 (File No. 0-12167).
   4.22 Letter Agreement among the Registrant, Martin Marietta Corporation, and
        Martin Marietta Investments, Inc., dated June 2, 1987, is incorporated herein by reference to Exhibit 4.1 filed with the Registrant's Form 8-K
        Current Report dated June 2, 1987 (File No. 0-12167).
   5.01 Opinion of Wilson Sonsini Goodrich & Rosati, P.C., regarding the legality of securities being registered.
   5.02 Tax Opinion of Wilson Sonsini Goodrich & Rosati, P.C., dated January
          , 1997.
   5.03 Tax Opinion of Testa, Hurwitz & Thibeault, LLP, dated January   , 1997.

  10.01 *Agreement for Purchase and Sale of Assets between the Registrant and
        Microsoft Corporation, dated October 2, 1996, is incorporated herein by reference to Exhibit 1 filed with the Registrant's Form 8-K Current
        Report dated October 2, 1996 as amended by Exhibit 1 filed with the
        Registrant's Form 8-K/A Current Report dated October 16, 1996.
  10.02 *Development and License Agreement between the Registrant and Microsoft
        Corporation, dated September 24, 1996, is incorporated herein by reference to Exhibit 2 filed with the Registrant's
        Form 8-K Current Report dated October 2, 1996 as amended by Exhibit 2 filed with the Registrant's Form 8-K/A Current Report dated October 16,
        1996.
  11.01 Statement of computation of the Registrant's per share earnings is incorporated by reference to the Registrant's Form 10-K for the fiscal year ended March 31, 1996.
  21.01 Subsidiaries of the Registrant, incorporated by reference to the
        Registrant's Form 10-K for the fiscal year ended March 31, 1996.
  23.01 Consent of Ernst & Young LLP.
  23.02 Consent of Arthur Andersen LLP.
  23.03 Consents of Wilson Sonsini Goodrich & Rosati, P.C. (see Exhibits 5.01
        and 5.02, above).
  23.04 Consent of Testa, Hurwitz & Thibeault, LLP (see Exhibit 5.03 above).
  24.01 Power of Attorney is contained on the signature pages of this
        Registration Statement.
  99.1  Rational Stockholder Letter, dated January   , 1997.
  99.2  SQA Stockholder Letter, dated January   , 1997.
  99.3  Rational Notice of Special Meeting of Stockholders, dated January   ,
        1997.
  99.4  SQA Notice of Special Meeting of Stockholders, Dated January   , 1997.
  99.5  Rational Form of Proxy.
  99.6  SQA Form of Proxy.

--------
* Confidential Treatment Requested.

  (b) FINANCIAL STATEMENT SCHEDULES

  Rational

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                      BALANCE AT                       BALANCE AT
                                      BEGINNING                        ENDING OF
                                      OF PERIOD  ADDITIONS DEDUCTIONS    PERIOD
                                      ---------- --------- ----------  ----------
March 31, 1996
 Allowance for doubtful accounts.....  $477,600  $643,648  $ (79,233)  $1,042,015
March 31, 1995
 Allowance for doubtful accounts.....  $618,088  $200,000  $(340,488)  $  477,600
March 31, 1994
 Allowance for doubtful accounts.....   940,427   100,000   (422,339)     618,088

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements, management's discussion and analysis or notes thereto.

ITEM 22. UNDERTAKINGS

  (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the undersigned Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

  (2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (4) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

  (5) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California on the 13th day of January 1997.

                                          RATIONAL SOFTWARE CORPORATION

                                          By: /s/ ROBERT T. BOND
                                          _____________________________________
                                                     Robert T. Bond
                                              Senior Vice President, Chief
                                           Operating Officer, Chief Financial
                                                  Officer and Secretary

                               POWER OF ATTORNEY

  KNOW ALL THESE PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul D. Levy and Robert T. Bond and each of them, jointly and severally, as his attorneys-in-fact, each with full power of substitution for him in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorneys-in-fact or his substitute or substitutes, may do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

             SIGNATURES                          TITLE                    DATE
             ----------                          -----                    ----

/s/  Paul D. Levy                    Chief Executive Officer and    January 13, 1997
____________________________________ Chairman of the Board
   Paul D. Levy                      (Principal Executive
                                     Officer)

/s/  Robert T. Bond                  Senior Vice President, Chief   January 13, 1997
____________________________________ Operating Officer, Chief
   Robert T. Bond                    Financial Officer and
                                     Secretary (Principal
                                     Financial Officer)

/s/  Timothy A. Brennan              Vice President, Finance and    January 13, 1997
____________________________________ Administration (Principal
   Timothy A. Brennan                Accounting Officer)

/s/  Michael T. Devlin               President and Director         January 13, 1997
____________________________________
   Michael T. Devlin

/s/  James S. Campbell               Director                       January 13, 1997
____________________________________
   James S. Campbell
/s/  Daniel H. Case III              Director                       January 13, 1997
____________________________________
   Daniel H. Case III
/s/  Leslie G. Denend                Director                       January 13, 1997
____________________________________
   Leslie G. Denend

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
/s/  John E. Montague                Director                       January 13, 1997
____________________________________
   John E. Montague
/s/  Allison R. Schleicher           Director                       January 13, 1997
____________________________________
   Allison R. Schleicher

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                           DOCUMENT DESCRIPTION
 -------                          --------------------
   2.01  Reorganization Agreement among Verdix Corporation, Rational
         Acquisition Corporation, and Rational, dated December 15, 1993, is incorporated herein by reference to Appendix A filed with the
         Registrant's Registration Statement on Form S-4, dated February 25,
         1994 (Registration No. 33-75724).
   2.02  Share Purchase Agreement between Telefonaktiebolaget LM Ericsson
         (publ.) and Rational Software Corporation, dated September 26, 1995, is incorporated herein by reference to Exhibit 2 filed with the
         Registrant's Form 8-K Current Report dated October 9, 1995 (File No.
         0-12167) ("October 1995 8-K").
   2.03  Share Option Agreement between Usecase Engineering S.A. and Rational
         Software Corporation, dated October 9, 1995, is incorporated herein by reference to Exhibit 3 filed with the Registrant's October 1995 8-K.
   3.01  Restatement of the Certificate of Incorporation of the Registrant,
         dated August 30, 1996 is incorporated herein by reference to Exhibit
         4.01 filed with the Company's Form S-3 Registration Statement on
         October 3, 1996 (Registration No. 333-13313).
   3.02  Bylaws of the Registrant as most recently amended are incorporated herein by reference to Exhibit 3.9 filed with the 1996 10-K.
   4.01  Reference is made to Exhibits 3.01 and 3.02.
   4.02  Specimen of Common Stock Certificate is incorporated herein by reference to Exhibit 4.06 filed with the Registrant's Amendment No. 1 to Form S-3 Registration Statement on May 31, 1995 (File No. 33-
         91740).
   4.03  Rational 1983 Incentive Stock Option Plan, as amended, dated March 24,
         1992, is incorporated herein by reference to Exhibit 4.7 filed with the Registrant's Form S-8 Registration Statement on April 6, 1994
         (Registration No. 33-77382).
   4.04  Form of Stock Option Agreements for the Rational 1983 Incentive Stock
         Option Plan is incorporated herein by reference to Exhibit 4.8 filed with the Registrant's Form S-8 Registration Statement on April 6, 1994
         (Registration No. 33-77382).
   4.05  1983 Incentive Stock Option Plan, as amended, is incorporated herein by reference to Exhibit 4.3 filed with Verdix's Form 10-K Annual
         Report for the fiscal year ended March 31, 1989 (File No. 0-12167).
   4.06  Form of Incentive Stock Option Agreement for the 1983 Incentive Stock
         Option Plan, as amended, is incorporated herein by reference to
         Exhibit 4.4 filed with Verdix's Form 10-K Annual Report for the fiscal year ended March 31, 1989 (File No. 0-12167).
   4.07  1986 Stock Option Plan, as amended, is incorporated herein by reference to Exhibit 4.6 filed with Verdix's Registration Statement on
         Form S-8 (Registration No. 33-20029).
   4.08  Form of Stock Option Agreement for the 1986 Stock Option Plan, as
         amended November 15, 1991, is incorporated herein by reference to
         Exhibit 4.13 filed with Verdix's Post Effective Amendment No. 1 to the
         Registration Statement on Form S-3 (Registration No. 33-12469).
   4.09  Rational Software Corporation Stock Option Plan for Directors is
         incorporated herein by reference to Exhibit 1 filed with the
         Registrant's Form 8-K Current Report dated October 2, 1996.
   4.10  Form of Stock Option Agreements for the Rational Software Corporation
         Stock Option Plan for Directors is incorporated herein by reference to
         Exhibit 4.6 filed with the Registrant's Form S-8 Registration
         Statement on September 18, 1995 (Registration No. 33-97042).
   4.11  Rational 1993 Incentive Stock Option Plan is incorporated herein by reference to Exhibit 4.9 filed with the Registrant's Form S-8
         Registration Statement on April 6, 1994 (Registration No. 33-77382).

 EXHIBIT
 NUMBER                           DOCUMENT DESCRIPTION
 -------                          --------------------
   4.12  Form of Stock Option Agreements for the Rational 1993 Stock Option
         Plan is incorporated herein by reference to Exhibit 4.10 filed with the Registrant's Form S-8 Registration Statement on April 6, 1994
         (Registration No. 33-77328).
   4.13  Rational Software Corporation 1994 Stock Option Plan is incorporated herein by reference to Exhibit 3 filed with the Registrant's Form 8-K
         Current Report dated October 2, 1996.
   4.14  Form of Stock Option Agreements for the Rational Software Corporation
         1994 Stock Option Plan is incorporated herein by reference to Exhibit
         4.6 filed with the Registrant's Form S-8 Registration Statement on
         September 18, 1995 (Registration No. 33-97044).
   4.15  Rational Software Corporation 1994 Employee Stock Purchase Plan is
         incorporated herein by reference to Exhibit 2 filed with the
         Registrant's Form 8-K Current Report dated October 2, 1996.
   4.16  Rational Software Corporation 1994 Employee Stock Purchase Plan
         Subscription Agreement is incorporated herein by reference to Exhibit
         4.8 filed with the Registrant's Form S-8 Registration Statement on
         October 31, 1994 (Registration No. 33-85906) and amended September 18,
         1995.
   4.17  Rational Software Corporation 1997 Stock Option Plan.
   4.18  Agreement among the Registrant, Rational, and International Business
         Machines Corporation ("IBM"), dated December 15, 1993, is incorporated by reference to Exhibit 4.17 filed with the Registrant's Registration
         Statement on Form S-4, dated February 25, 1994 (Registration No. 33-
         75724).
   4.19  Preferred Stock Purchase Agreement between Rational and IBM, dated as of November 29, 1989, is incorporated by reference to Exhibit 4.18 filed with the Registrant's Registration Statement on
         Form S-4, dated February 25, 1994 (Registration No. 33-75724).
   4.20  Agreement among the Registrant, Rational, Martin Marietta Investments,
         Inc., and Martin Marietta Technologies, Inc., dated December 15, 1993, is incorporated herein by reference to Exhibit 10.33 filed with the
         Registrant's Registration Statement on Form S-4, dated February 25,
         1994 (Registration No. 33-75724).
   4.21  Stock Purchase Agreement between the Registrant and Martin Marietta
         Corporation, dated March 8, 1985, is incorporated herein by reference to Exhibit 4.1 filed with the Registrant's Form 8-K Current Report dated March 8, 1985 (File No. 0-12167).
   4.22  Letter Agreement among the Registrant, Martin Marietta Corporation, and Martin Marietta Investments, Inc., dated June 2, 1987, is incorporated herein by reference to Exhibit 4.1 filed with the
         Registrant's Form 8-K Current Report dated June 2, 1987 (File No. 0-
         12167).
   5.01  Opinion of Wilson Sonsini Goodrich & Rosati, P.C., regarding the legality of securities being registered.
   5.02  Tax Opinion of Wilson Sonsini Goodrich & Rosati, P.C., dated January
           , 1997.
   5.03  Tax Opinion of Testa, Hurwitz & Thibeault, LLP, dated January   ,
         1997.
  10.01  *Agreement for Purchase and Sale of Assets between the Registrant and
         Microsoft Corporation, dated October 2, 1996, is incorporated herein by reference to Exhibit 1 filed with the Registrant's Form 8-K Current
         Report dated October 2, 1996 as amended by Exhibit 1 filed with the
         Registrant's Form 8-K/A Current Report dated October 16, 1996.
  10.02  *Development and License Agreement between the Registrant and
         Microsoft Corporation, dated September 24, 1996, is incorporated herein by reference to Exhibit 2 filed with the Registrant's
         Form 8-K Current Report dated October 2, 1996 as amended by Exhibit 2 filed with the Registrant's Form 8-K/A Current Report dated October
         16, 1996.
  11.01  Statement of computation of the Registrant's per share earnings is incorporated by reference to the Registrant's Form 10-K for the fiscal year ended March 31, 1996.
  21.01  Subsidiaries of the Registrant, incorporated by reference to the
         Registrant's Form 10-K for the fiscal year ended March 31, 1996.

 EXHIBIT
 NUMBER                           DOCUMENT DESCRIPTION
 -------                          --------------------
  23.01  Consent of Ernst & Young LLP.
  23.02  Consent of Arthur Andersen LLP.
  23.03  Consents of Wilson Sonsini Goodrich & Rosati, P.C. (see Exhibits 5.01
         and 5.02, above).
  23.04  Consent of Testa, Hurwitz & Thibeault, LLP (see Exhibit 5.03 above).
  24.01  Power of Attorney is contained on the signature pages of this
         Registration Statement.
  99.1   Rational Stockholder Letter, dated January   , 1997.
  99.2   SQA Stockholder Letter, dated January   , 1997.
  99.3   Rational Notice of Special Meeting of Stockholders, dated January   ,
         1997.
  99.4   SQA Notice of Special Meeting of Stockholders, Dated January   , 1997.
  99.5   Rational Form of Proxy.
  99.6   SQA Form of Proxy.

--------
* Confidential Treatment Requested.